Filed Pursuant to Rule 424(b)(1)
Registration No. 333-166123

Tangoe, Inc.

8,770,000 Shares

Common Stock

This is the initial public offering of Tangoe, Inc. We are offering 7,500,000 shares of our common stock. Selling stockholders are offering an additional 1,270,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. The initial public offering price is $10.00 per share. Our common stock has been approved for listing on The NASDAQ Global Market under the symbol "TNGO."

Investing in our common stock involves risk. See "Risk Factors" beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$10.00	$87,700,000
Underwriting discounts and commissions	$0.70	$6,139,000
Proceeds, before expenses, to Tangoe, Inc.	$9.30	$69,750,000
Proceeds, before expenses, to the selling stockholders	$9.30	$11,811,000

The selling stockholders have granted the underwriters the right to purchase up to 1,315,500 additional shares of common stock to cover over-allotments.

Deutsche Bank Securities	Stifel Nicolaus Weisel

Lazard Capital Markets
Oppenheimer & Co.	Raymond James	Signal Hill

The date of this prospectus is July 26, 2011.

Tangoe Communications Lifecycle Management

Technology-enabled solutions that empower global enterprises to better manage their fixed and mobile communications.

Tangoe's **Usage Management Solutions** provide visibility and control over the operation of communications assets through usage tracking and policy enforcement.

USAGE MANAGEMENT
ASSET MANAGEMENT
CUSTOMER
EXPENSE MANAGEMENT

Tangoe's **Asset Management Solutions** provide full asset procurement, provisioning, tracking, maintenance and disposal capabilities for communications assets.

Tangoe's **Expense Management Solutions** provide automated processing and services to manage every aspect of the fixed and mobile communications billing function — from receipt to payment.

Tangoe, Inc. 35 Executive Boulevard, Orange, CT 06477 **T** 203.859.9300 www.tangoe.com

Copyright 2011

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 13, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms "Tangoe," "our company," we," "us" and "our" in this prospectus to refer to Tangoe, Inc. and its subsidiaries.

 Our Business

        Tangoe is a leading global provider of communications lifecycle management, or CLM, software and services to a wide range of enterprises, including large and medium-sized businesses and other organizations. CLM encompasses the entire lifecycle of an enterprise's communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, invoice processing, expense allocation and accounting, and asset decommissioning and disposal. Our on-demand Communications Management Platform is a suite of software designed to manage and optimize the complex processes and expenses associated with this lifecycle for both fixed and mobile communications assets and services. Our customers can engage us through our client services group to manage their communications assets and services using our Communications Management Platform.

        Our solution can provide a significant return on investment by enabling an enterprise to identify and resolve billing errors, to optimize communications service plans for its usage patterns and needs, and to manage used and unused communications assets and services. Our solution allows enterprises to improve the productivity of their employees by automating the provisioning of communications assets and services, and to reduce costs by controlling and allocating communications expenses. It also allows enterprises to enforce regulatory requirements and internal policies governing the use of communications assets and services.

        In the year ended December 31, 2010, our total revenue increased 22% to $68.5 million over the prior year and revenue from our recurring technology and services increased 25% to $57.7 million over the same period. We sell our on-demand software and related services primarily on a subscription basis under contracts that typically have terms ranging from 24 to 60 months. We also provide strategic consulting services. As of March 31, 2011, we had more than 615 end customers.

Industry Background and Trends

        An enterprise's communications infrastructure can be critical to nearly every aspect of its operations. In the past, communications infrastructures were largely fixed, consisting of telephones, lines, circuits, switches and fixed networks. These infrastructures have expanded to encompass a growing number of diverse technologies and assets, including Voice over IP, virtual networking, converged voice and data communications, mobile computing, video conferencing, text messaging and mobile devices. These advances in communications technologies and the proliferation of mobile devices have greatly increased the financial and personnel resources required for an enterprise to operate and manage its communications environment. We estimate that enterprises globally spend approximately $425 billion annually on their fixed and mobile communications services.

        The communications industry has also undergone significant competitive and regulatory changes that have resulted in the expansion of the number of service providers and offerings. Enterprises need to manage an increasing number of service options and a growing volume and complexity of communications contracts and billing arrangements. Inefficient management of these expenses, including overpayments as a result of billing errors, often results in enterprises incurring significant avoidable expenses.

        Enterprises are increasingly seeking solutions to manage their expanding communications assets, services, expenses and usage, and the CLM market provides solutions to help meet this demand. CLM solutions also seek to enable enterprises to utilize the data gained from each step of the communications lifecycle to more efficiently manage and optimize their communications assets and services. A number of trends have increased the demand for CLM solutions:

  •
  Growing complexity of communications service plans.    Service plans and pricing have grown in complexity as carrier offerings have expanded to include wireless, data, virtual networking and Voice over IP.

  •
  Large volume and complexity of communications bills.    Carriers maintain a large number of disparate billing systems that result in thousands of invoice formats in many different currencies and languages, making it difficult for global enterprises to normalize, aggregate and analyze their overall communications expenses.

  •
  Pervasive adoption of mobile devices.    Increasing use of advanced mobile devices and operating systems to conduct business and the increasing prevalence of corporate applications on employees' personal mobile devices is imposing significant financial, support and administrative burdens on enterprises.

  •
  Increasing corporate risk and regulation.    The communication, dissemination and storage of data across thousands of mobile devices increase enterprises' need to implement policies in order to comply with applicable laws and to monitor devices remotely in order to avoid inappropriate usage and disclosures.

  •
  Globalization of business.    As enterprises become more global, they must manage their communications assets and services in a centralized fashion across carriers, countries of origin and languages.

        A variety of homegrown and third-party software products and services have been developed to manage communications assets and services, but have proven inadequate to address the growing complexity of communications technologies, devices, service offerings and billing arrangements. Enterprises increasingly are seeking a comprehensive CLM solution that can manage both fixed and mobile communications assets and services, provide global capabilities and integrate with third-party enterprise systems.

Our Solution

        We are a leading global provider of CLM software and services. Our on-demand software and related services enable enterprises to manage and optimize the complex processes and expenses associated with the complete lifecycle of an enterprise's fixed and mobile communications assets and services. Key benefits of our solution include:

  •
  Comprehensive capabilities.    Our solution manages the complete lifecycle of an enterprise's fixed and mobile communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, invoice processing, expense allocation and accounting, and asset decommissioning and disposal.

  •
  Reduced expenses.    Our solution is designed to provide a significant return on investment by enabling an enterprise to identify and resolve billing errors, to manage used and unused communications assets and services, and to optimize service plans and asset use.

  •
  Increased productivity.    Our solution enables continuous enterprise connectivity through the rapid provisioning of communications assets and services to new and existing end users. Our solution helps ensure that these assets and services operate at optimal levels, increasing workforce productivity. Our support of customer help desks can alleviate the internal information technology constraints of our customers and can provide more efficient support to end users.

  •
  Optimized service agreements.    Our extensive experience, knowledge of current trends and familiarity with regulatory requirements enable us to assist enterprises in optimizing their service arrangements and configuring the appropriate service capabilities, rate structures and business terms to meet their overall corporate objectives and needs.

  •
  Improved control and visibility.    Our on-demand software allows our customers to access, query and analyze their normalized billing and usage data. Improved control of the billing process helps enterprises ensure they pay their bills on time, avoiding late payments and associated service interruptions.

  •
  Stronger risk and policy management.    Our solution allows our customers to manage the financial, legal and reputational risks associated with unauthorized or unintended use of their communications assets and services. It provides our customers with enhanced device security capabilities, allowing additional control of sensitive data amidst the evolving dynamics of the modern communications environment.

  •
  Ease of adoption and use.    Our on-demand model allows for rapid implementation and adoption of our software. Our software directly interfaces with carrier systems to enable enterprises to quickly transfer billing and order information to and from their service providers without the burden of costly and time-consuming customizations.

Our Strategy

        Our strategy is to maintain and enhance our position as a leading global provider of CLM solutions. In order to build upon our market and technology leadership, we intend to:

  •
  Extend solution leadership by continuing to enhance our services offerings, develop additional capabilities of our software, localize our applications for new geographies and integrate acquired technology;

  •
  Broaden existing customer relationships by leveraging our historical customer satisfaction to increase the communications assets, expenses and services managed by our solution and to cross-sell additional functionality;

  •
  Acquire new customers by marketing our solution to enterprises that either do not currently have a CLM solution or have an inadequate communications asset and service management solution;

  •
  Expand international presence by hiring additional international sales and operations personnel and targeting new customers in foreign markets and global operations of existing customers;

  •
  Leverage strategic alliances to complement our direct selling efforts and extend our market reach; and

  •
  Pursue strategic acquisitions to expand the functionality of our solution, provide access to new markets or customers, and otherwise complement our existing operations.

 Recent Developments

Recent Acquisitions

        As part of our strategy to build upon our market and technology leadership, we recently completed two acquisitions. On January 25, 2011, we acquired substantially all of the assets of HCL Expense Management Services Inc., a provider of telecommunications expense management, invoice processing and mobility management solutions, for $3.0 million in cash plus potential earnout payments of up to $3.4 million based on revenues derived from providing selected services to former HCL customers over the two years following the acquisition. On March 16, 2011, we acquired substantially all of the assets of the telecommunications expense management division of Telwares, Inc. and its subsidiary Vercuity Solutions, Inc. for $4.5 million in cash (excluding working capital adjustments) plus deferred cash of up to an additional $2.5 million payable over the two years following the acquisition. Through these acquisitions we added to our customer base more than 100 telecommunications expense management customers of HCL and Telwares with aggregate annual telecommunications expense under management in excess of $3.0 billion as of March 31, 2011. We are currently integrating and migrating the operations and customers of these acquired businesses into our business.

Recent Operating Results

        We have not yet closed our books for the three months ended June 30, 2011. Set forth below are certain preliminary estimates of the results of operations that we expect to report for the period. These estimates are subject to completion of our financial closing procedures. Our independent registered public accounting firm, BDO USA, LLP, has not audited, reviewed or compiled these estimates. These estimates are not a comprehensive statement of our financial results for the three months ended June 30, 2011 and our actual results may differ materially from these estimates as a result of the completion of our financial closing procedures, final adjustments and other developments arising between now and the time that our financial results for this period are finalized.

        The following are preliminary estimates for the three months ended June 30, 2011:

     GAAP

        Revenue for the three months ended June 30, 2011 is expected to be between $25.5 million and $26.0 million, an increase of between 14% and 17% when compared to revenue of $22.3 million for the three months ended March 31, 2011 and an increase of between 53% and 56% when compared to revenue of $16.7 million for the three months ended June 30, 2010. The estimated increase in revenue when compared to the three months ended March 31, 2011 was primarily due to increased sales volume generated both by internal growth and from our servicing the customers acquired in our acquisitions of the HCL and Telwares businesses for the full three months ended June 30, 2011 as compared to only the periods following the respective acquisitions during the three months ended March 31, 2011. The estimated increase in revenue when compared to the three months ended June 30, 2010 was primarily due to increased sales volume generated both by internal growth and customers acquired in our acquisitions of the HCL and Telwares businesses.

        Net loss for the three months ended June 30, 2011 is expected to be between $1.4 million and $1.8 million, compared to net loss of $613,000 for the three months ended March 31, 2011 and net loss of $235,000 for the three months ended June 30, 2010. The estimated increase in net loss when compared to each of the three months ended March 31, 2011 and June 30, 2010 was primarily due to increases in the fair value of warrants to purchase redeemable convertible preferred stock resulting from increases in the value of the underlying shares of preferred stock as the likelihood of our conducting an initial public offering increased.

     Non-GAAP

        Adjusted EBITDA for the three months ended June 30, 2011 is expected to be between $2.7 million and $3.1 million, an increase of between 4% and 19% when compared to Adjusted EBITDA of $2.6 million for the three months ended March 31, 2011 and an increase of between 69% and 94% when compared to Adjusted EBITDA of $1.6 million for the three months ended June 30, 2010. Our Adjusted EBITDA for the three months ended June 30, 2011 reflects our estimated net loss of between $1.4 million and $1.8 million for the period, plus estimated interest expense of $777,000, estimated income tax provision of $180,000, estimated depreciation and amortization of $1.1 million, estimated stock-based compensation expense of $931,000 and estimated increase in fair value of warrants for redeemable convertible preferred stock of $1.5 million, less estimated interest income of $3,000. Our Adjusted EBITDA for the three months ended March 31, 2011 reflects our net loss of $613,000 for the period, plus interest expense of $659,000, income tax provision of $126,000, depreciation and amortization of $1.0 million, stock-based compensation expense of $835,000 and increase in fair value of warrants for redeemable convertible preferred stock of $540,000, less interest income of $4,000. Our Adjusted EBITDA for the three months ended June 30, 2010 reflects our net loss of $235,000 for the period, plus interest expense of $533,000, income tax provision of $49,000, depreciation and amortization of $879,000 and stock-based compensation expense of $450,000, less decrease in fair value of warrants for redeemable convertible preferred stock of $45,000 and interest income of $2,000. The estimated increase in Adjusted EBITDA when compared to each of the three months ended March 31, 2011 and June 30, 2010 was primarily due to increased revenue resulting from increased sales volume generated both by internal growth and customers acquired in our acquisitions of the HCL and Telwares businesses, partially offset by a corresponding increase in cost of revenue and an increase in operating expenses.

        We define Adjusted EBITDA as net income (loss) plus interest expense, income tax provision (benefit), depreciation and amortization, stock-based compensation expense and (increase) decrease in fair value of warrants for redeemable convertible preferred stock less interest income and other income. We include Adjusted EBITDA in this prospectus for a number of reasons, as described in the "Selected Consolidated Financial Data" section of this prospectus. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate.

        We have provided ranges, rather than specific amounts, for the preliminary estimates set forth above primarily because our financial closing procedures for the three months ended June 30, 2011 are not yet complete. As a result, there is a possibility that our final operating results will vary from these preliminary estimates. We currently expect that our final operating results will be within the ranges set forth above, but it is possible that our final operating results will not be within these ranges.

        We are unable to determine specific amounts for revenue, net loss and Adjusted EBITDA prior to the completion of our quarter-end closing procedures. We have estimated revenue based upon our actual results for the two months ended May 31, 2011, our levels of recurring revenue, and our internal analysis and forecasting based on recent historical results. We have estimated net loss and Adjusted EBITDA based upon our actual results for the two months ended May 31, 2011 and our estimated revenue, costs of revenue and operating and other expenses for the remainder of the quarter based on our internal analysis of our recent historical costs of revenue and expenses.

        We expect to complete our closing procedures with respect to the three months ended June 30, 2011 in August 2011.

Risks Associated with Our Business

        Our business is subject to a number of risks that you should understand before making an investment decision. These risks are discussed more fully in the section entitled "Risk Factors" following this prospectus summary. Some of these risks are:

  •
  we have had a history of losses since our incorporation in February 2000;

  •
  if the market for CLM services does not grow as we expect, our business will be harmed;

  •
  our quarterly operating results may fluctuate in the future, which could cause our stock price to decline;

  •
  we may experience difficulties in completing the integration of recent acquisitions or acquisitions we may conduct in the future and we may not realize the anticipated benefits of these acquisitions;

  •
  if we are unable to retain existing customers, our revenue and results of operations would grow more slowly than expected or decline and results of operations would be impaired; and

  •
  we face intense competition, which may intensify as a result of increasing consolidation.

Corporate Information

        We were incorporated in Delaware under the name TelecomRFQ, Inc. in February 2000 and changed our name to Tangoe, Inc. in December 2001. Our principal executive offices are located at 35 Executive Boulevard, Orange, Connecticut 06477, and our telephone number is (203) 859-9300. Our website address is www.tangoe.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

        "Tangoe" and the Tangoe logo are registered trademarks of Tangoe, Inc. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	7,500,000 shares
Common stock offered by the selling stockholders	1,270,000 shares
Common stock to be outstanding after this offering	31,395,652 shares
Use of proceeds

We intend to use our net proceeds from this offering (i) to pay down in full the outstanding balances on our senior secured term loan and revolving credit facilities and (ii) for working capital and other general corporate purposes. We may also use a portion of our proceeds for the acquisition of, or investment in, businesses, services or technologies that complement our business. We will not receive any proceeds from the shares sold by the selling stockholders. See "Use of Proceeds" for more information.

Risk Factors	You should read the "Risk Factors" section and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
NASDAQ Global Market symbol	"TNGO"

        The number of shares of our common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of June 30, 2011, which includes 39,401 shares of common stock issued on the exercise of stock options following the March 31, 2011 date of our most recent balance sheet and excludes:

  •
  2,156,873 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2011 at a weighted-average exercise price of $3.97 per share, which includes the 1,515,032 shares of common stock that are currently exercisable under the warrant that we issued to IBM in October 2009, as amended in June 2011;

  •
  7,245,645 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2011 at a weighted-average exercise price of $3.16 per share;

  •
  277,472 shares of common stock available for future issuance under our equity incentive plans as of June 30, 2011; and

  •
  an additional 3,620,670 shares of our common stock that will be made available for future issuance under our equity incentive plans upon the closing of this offering.

        Except as otherwise noted, all information in this prospectus:

  •
  assumes no exercise by the underwriters of their over-allotment option;

  •
  gives effect to a 1-for-3.522 reverse split of our common stock effected on June 15, 2011;

  •
  gives effect to the automatic conversion of all outstanding shares of our preferred stock into 19,022,067 shares of our common stock upon the closing of this offering;

  •
  gives effect to the automatic conversion of all outstanding warrants to purchase shares of our preferred stock into warrants to purchase shares of our common stock upon the closing of this offering;

  •
  assumes that the additional 651,626 shares of common stock that may become exercisable in the future under the warrant that we issued to IBM in October 2009, as amended in June 2011, if certain thresholds based on contractually committed annual recurring revenue are met are not currently issuable;

  •
  assumes that the 1,282,789 shares of common stock that may become exercisable in the future under the warrant that we issued to Dell Products L.P. in March 2011 if certain thresholds based on annual recurring revenue are met are not currently exercisable; and

  •
  gives effect to the adoption of our restated certificate of incorporation, which we refer to as our certificate of incorporation, and our amended and restated bylaws, which we refer to as our bylaws, to be effective as of the closing date of this offering.

Summary Consolidated Financial Data

        The following tables summarize our consolidated financial data. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this prospectus.

        Pro forma information in the following table reflects (1) the automatic conversion of all outstanding preferred stock into common stock upon the closing of this offering, (2) the automatic conversion of all outstanding warrants to purchase preferred stock into warrants to purchase common stock upon the closing of this offering, (3) the 1-for-3.522 reverse split of our common stock to be effected prior to the closing of this offering and (4) the issuance of 2,550,000 shares of common stock to be sold in this offering, the proceeds of which will be used to pay down in full the outstanding balances on our senior secured term loan and revolving credit facilities. See Note 11 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to determine the number of shares used in computing historical and pro forma net loss per share.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(dollars in thousands, except per share amounts)
Statement of operations data:
Revenue:
Recurring technology and services	$27,839	$46,005	$57,703	$13,260	$19,927
Strategic consulting, software licenses and other	9,687	9,912	10,771	2,695	2,414

Total revenue	37,526	55,917	68,474	15,955	22,341

Cost of revenue:
Recurring technology and services	14,720	20,538	26,349	5,782	9,057
Strategic consulting, software licenses and other	3,043	4,360	3,874	1,301	1,272

Total cost of revenue (1)	17,763	24,898	30,223	7,083	10,329

Gross profit	19,763	31,019	38,251	8,872	12,012
Operating expense:
Sales and marketing (1)	7,824	9,793	12,281	2,779	3,698
General and administrative (1)	9,134	9,547	11,709	2,588	3,736
Research and development (1)	5,849	8,070	9,321	2,265	2,862
Depreciation and amortization	2,709	3,537	3,529	871	1,008

(Loss) income from operations	(5,753)	72	1,411	369	708
Other income (expense), net
Interest expense	(1,163)	(2,224)	(2,007)	(543)	(659)
Interest income	46	46	19	11	4
Other income	—	—	3	—	—
Increase in fair value of warrants for redeemable convertible preferred stock	(66)	(184)	(884)	(648)	(540)

Loss before income tax provision	(6,936)	(2,290)	(1,458)	(811)	(487)
Income tax provision	23	264	294	64	126

Net loss	(6,959)	(2,554)	(1,752)	(875)	(613)
Preferred dividends	(3,162)	(3,714)	(3,715)	(928)	(929)
Deemed dividend for redemption of stock	(1,526)	—	—	—	—
Accretion of redeemable convertible preferred stock	(62)	(64)	(64)	(16)	(16)

Loss applicable to common stockholders	$(11,709)	$(6,332)	$(5,531)	$(1,819)	$(1,558)

Basic and diluted loss per common share	$(2.89)	$(1.47)	$(1.26)	$(0.42)	$(0.33)

Basic and diluted weighted-average common shares outstanding	4,046	4,311	4,399	4,336	4,672

Pro forma basic income per common share			$0.04		$0.02

Pro forma basic weighted-average common shares outstanding			25,971		26,244

Pro forma fully diluted income per common share			$0.03		$0.01

Pro forma fully diluted weighted-average common shares outstanding			31,330		31,838

	Year Ended December 31,				Three Months Ended March 31,
	2008		2009	2010	2010	2011
	(dollars in thousands, except per share amounts)
Other financial data:
Adjusted EBITDA (2)	$(1,116)		$4,358	$6,868	$1,449	$2,551

(1) Includes stock-based compensation as follows:
Cost of revenue	$51		$115	$323	$31	$149
Sales and marketing	141		216	425	56	173
General and administrative	1,695	(a)	329	1,032	97	472
Research and development	41		89	148	25	41

	$1,928		$749	$1,928	$209	$835

(a)    Includes $1.4 million related to the repurchase of certain shares of common stock from several employees.

(2)
We anticipate that our investor and analyst presentations will include Adjusted EBITDA, which we define as net income (loss) plus interest expense, income tax provision (benefit), depreciation and amortization, stock-based compensation expense and (increase) decrease in fair value of warrants for redeemable convertible preferred stock less interest income and other income, and which is a financial measure that is not calculated in accordance with GAAP. The table below provides a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reason we consider them appropriate.

        We believe that Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

  •
  Adjusted EBITDA is widely used by investors to measure a company's operating performance without regard to items, such as interest expense, interest income, income tax provision (benefit), depreciation and amortization, and stock-based compensation expense, that can vary substantially from company to company depending upon their financing and accounting methods, the book value of their assets, their capital structures and the method by which their assets were acquired;

  •
  securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies; and

  •
  we adopted the authoritative guidance for stock-based payments on January 1, 2006 and recorded stock-based compensation expense of approximately $1,928,000, $749,000 and $1,928,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $209,000 and $835,000 for the three months ended March 31, 2010 and 2011, respectively. Included in the year ended December 31, 2008 is $1,388,000 of stock-based compensation expense related to the repurchase of certain shares of common stock from several employees. Prior to January 1, 2006, we accounted for stock-based compensation expense using the intrinsic value method under previously authorized guidance, which did not result in any stock-based compensation expense. By comparing our Adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations caused by stock-based compensation expense, which is not comparable from year to year due to changes in accounting treatment and is a non-cash expense that is not a key measure of our operations.

        Our management uses Adjusted EBITDA:

  •
  as a measure of operating performance because it does not include the impact of items not directly resulting from our core business;

  •
  for planning purposes, including the preparation of our annual operating budget;

  •
  to evaluate the effectiveness of our business strategies; and

  •
  in communications with our board of directors concerning our financial performance.

        We understand that, although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect interest expense or interest income;

  •
  Adjusted EBITDA does not reflect cash requirements for income taxes; and

  •
  Adjusted EBITDA may not be calculated similarly from company to company.

        The following table represents a reconciliation of Adjusted EBITDA to net loss, the most comparable GAAP measure, for each of the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
Reconciliation of Adjusted EBITDA to Net Loss	2008	2009	2010	2010	2011
	(dollars in thousands)
Net loss	$(6,959)	$(2,554)	$(1,752)	$(875)	$(613)
Interest expense	1,163	2,224	2,007	543	659
Interest income	(46)	(46)	(19)	(11)	(4)
Income tax provision	23	264	294	64	126
Depreciation and amortization	2,709	3,537	3,529	871	1,008
Stock-based compensation expense	1,928	749	1,928	209	835
Other income	—	—	(3)	—	—
Increase in fair value of warrants for redeemable convertible preferred stock	66	184	884	648	540

Adjusted EBITDA	$(1,116)	$4,358	$6,868	$1,449	$2,551

        The pro forma financial data as of March 31, 2011 shown below assume the conversion of all of our outstanding shares of preferred stock into common stock upon the closing of this offering. The pro forma as adjusted data assume this conversion and the sale of the shares of common stock that we are offering under this prospectus at the initial public offering price of $10.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses and applying certain of the resulting net proceeds to pay down in full the outstanding balances on our senior secured term loan and revolving credit facilities.

	March 31, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$6,876	$6,876	$49,644
Accounts receivable, net	20,191	20,191	20,191
Working capital (excluding deferred revenue—current portion) (1)	10,147	10,147	52,517
Intangible assets—net	20,869	20,869	20,869
Goodwill	22,893	22,893	22,893
Total assets	77,553	77,553	118,607
Accounts payable and accrued expenses	8,978	8,978	8,712
Deferred revenue—current portion	8,973	8,973	8,973
Notes payable, including current portion	31,459	31,459	6,661
Redeemable convertible preferred stock	62,391	—	—
Stockholders' (deficit) equity	(42,524)	22,465	90,031

(1)
This amount is derived by taking working capital of $1.2 million and excluding deferred revenue—current portion, which is a non-cash obligation.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

 Risks Related to Our Business and Our Industry

We have had a history of losses since our incorporation in February 2000.

        We were incorporated in February 2000 and have not been profitable in any fiscal period since we were formed. We experienced net losses of $7.0 million in 2008, $2.6 million in 2009 and $1.8 million in 2010 and $613,000 for the three months ended March 31, 2011. We cannot predict if we will be able to attain profitability in the near future or at all. We expect to continue making significant future expenditures to develop and expand our business. In addition, as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will have to generate and sustain substantially increased revenue to achieve and maintain profitability, which we may never do. We may also encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expenditures. In addition, the percentage growth rates we achieved in prior periods may not be sustainable and we may not be able to increase our revenue sufficiently in absolute dollars to ever reach or maintain profitability and we may incur significant losses for the foreseeable future.

If the market for communications lifecycle management services does not grow as we expect, our business will be harmed.

        The market for communications lifecycle management, or CLM, services is developing, and it is not certain whether these services will achieve market acceptance and sustain high demand. Some businesses have invested substantial personnel and financial resources into developing internal solutions for CLM, so they may not perceive the benefit of our external solution. If businesses do not perceive the benefits of outsourced CLM services, the CLM market may not continue to develop or may develop more slowly than we expect, either of which would reduce our revenue and profitability.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

        Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly operating results or guidance may be due to a number of factors, including, but not limited to:

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  our ability to attract new customers, obtain renewals from existing customers and increase sales to existing customers;

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  the purchasing and budgeting cycles of our customers;

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  changes in our pricing policies or those of our competitors;

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  the amount and timing of operating costs and capital expenditures related to the operation, maintenance and expansion of our business;

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  service outages or security breaches;

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  the timing and success of new service introductions and upgrades by us or our competitors;

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  the timing of costs related to the development or acquisition of technologies, services or businesses;

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  the financial condition of our customers; and

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  general economic, industry and market conditions.

        In addition, the accounting treatment of the warrant shares issuable to IBM and the warrant shares that may become issuable to Dell could have an impact on our quarterly operating results. We currently value the warrant shares that are deemed probable of becoming exercisable on a mark-to-market basis until they are earned. Increases or decreases in our stock price will affect the mark-to-market adjustments of the common stock warrant shares, which will increase or decrease contra-revenue charges. The value of the warrant shares will fluctuate until the warrant shares are deemed exercisable and the value is fixed. This accounting treatment is applicable whether or not our IBM or Dell related revenue actually increases or decreases in line with the market value of our common stock, and thus could cause significant fluctuations in our quarterly operating results.

Because we collect and recognize revenue over the terms of our customer agreements, the lack of customer renewals or new customer agreements may not be immediately reflected in our operating results.

        We collect and recognize revenue from our customers over the terms of their customer agreements with us. As a result, the aggregate effect of a decline in new or renewed customer agreements in any one quarter would not be fully recognized in our revenue for that quarter and would negatively affect our revenue in future quarters. Consequently, the aggregate effect of significant downturns in sales of our solution would not be fully reflected in our results of operations until future periods. For instance, as a result of the financial crisis in the second half of 2008, we experienced a higher-than-normal cancellation rate in the first three months of 2009, much of which was attributable to customers that had gone out of business. As a result of such cancellations, our total revenue for the following periods was negatively affected. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers is generally collected and recognized over the applicable contract term.

If we are unable to retain our existing customers, our revenue and results of operations would grow more slowly than expected or decline and results of operations would be impaired.

        We sell our software products pursuant to agreements that are generally two to five years in duration. Our customers have no obligation to renew their agreements after their terms expire and some of our customers may terminate their agreements for convenience. These agreements may not be maintained or renewed on the same or on more profitable terms. As a result, our ability to both maintain and grow our revenue depends in part on customer renewals. We may not be able to accurately predict future trends in customer renewals, and our customers' renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with our software products, the prices of our software products, the prices of products and services offered by our competitors or reductions in our customers' spending levels. If our customers do not renew their agreements for our software products, renew on less favorable terms, or do not purchase additional functionality, our revenue may grow more slowly than expected or decline.

We face intense competition, and our failure to compete successfully would make it difficult for us to add and retain customers and would impede the growth of our business.

        The CLM market is highly fragmented, competitive and rapidly evolving. We compete with other technology and outsourced service providers selling telecommunications expense management and/or mobile device management solutions as well as with solutions developed internally by enterprises seeking to manage their communications expenses and assets. We compete with other technology and outsourced service providers primarily on the basis of customer references, ability to deliver, breadth of solution and pricing. We and other technology and outsourced service providers compete with internally developed CLM solutions primarily on the basis of the relative cost of implementing a third-party solution as compared to inefficiencies or lack of functionality in internally developed CLM solutions.

        The intensity of competition in the CLM market has resulted in pricing pressure as the market has developed. We expect the intensity of competition to increase in the future as existing competitors develop their capabilities and as new companies, which could include one or more large communications carriers, enter our market. Increased competition could result in additional pricing pressure, reduced sales, shorter term lengths for customer contracts, lower margins or the failure of our solution to achieve or maintain broad market acceptance. If we are unable to compete effectively, it will be difficult for us to maintain our pricing rates and add and retain customers, and our business, financial condition and results of operations will be harmed.

        Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements or devote greater resources to the promotion and sale of their products and services than we can.

Industry consolidation may result in increased competition.

        The CLM market is highly fragmented, and we believe that it is likely that some of our existing competitors will consolidate or will be acquired. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer a more comprehensive solution than they individually had offered. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships, such as with Vodafone's acquisitions of TnT Expense Management and Quickcomm in October 2010 and Emptoris' acquisition of Rivermine in January 2011. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The companies resulting from such combinations may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in our revenue.

We are currently integrating the operations of several businesses that we recently acquired and may in the future expand by acquiring or investing in other businesses, which may divert our management's attention and consume resources that are necessary to sustain our business.

        We are currently integrating the operations of two business that we acquired during the first quarter of 2011 and migrating their former customers to our platform. In addition, we continue to integrate the operations of three additional companies we acquired in the past and we are currently migrating our mobile device management, or MDM, technology from a primarily dedicated hosted model to a single instance model. If we encounter unforeseen technical or other challenges in the migration of these customers, the integration of these acquired businesses, or the migration of our MDM technology, our business and results of operations could be harmed. For example, with respect to one of the acquisitions during the first quarter of 2011, we have entered into an agreement for the provision of CLM services by a third party to certain of these customers during their migration and we are obligated to maintain a firewall with respect to the service provider's software. If the availability of these outsourced services were disrupted during the customer migration process, or if we were unable to maintain the firewall required under this agreement, we could incur substantial costs in arranging for alternative services or substantial liabilities arising out the breach of our obligations.

        Although we have no ongoing negotiations or current agreements or commitments for any acquisitions, our business strategy includes the potential future acquisition of, or investment in, complementary businesses, services or technologies. These acquisitions, investments or new business relationships may result in unforeseen difficulties and expenditures. We may encounter difficulties assimilating or integrating the businesses, technologies, products, services, personnel or operations of companies we have acquired or companies that we may in the future acquire. These difficulties may arise if the key personnel of the acquired company choose not to work for us, the company's technology or services do not easily integrate with ours or we have difficulty retaining the acquired company's customers due to changes in its management or for other reasons. These acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities. In addition, any future acquisition may require us to:

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  issue additional equity securities that would dilute our stockholders;

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  use cash that we may need in the future to operate our business;

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  incur debt on terms unfavorable to us or that we are unable to repay;

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  incur large charges or substantial liabilities; or

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  become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

        If any of these risks materializes, our business and operating results would be harmed.

Our sales cycles can be long, unpredictable and require considerable time and expense, which may cause our operating results to fluctuate.

        Our sales cycle, which is the time between initial contact with a potential customer and the ultimate sale, is often lengthy and unpredictable. Some of our potential customers already have partial CLM solutions in place under fixed-term contracts, which limits their ability to commit to purchase our solution in a timely fashion. In addition, our potential customers typically undertake a significant evaluation process that can last six to nine months or more, and which requires us to expend substantial time, effort and money educating them about the capabilities of our offerings and the potential cost savings they can bring to an organization. Furthermore, the purchase of our solution typically also requires coordination and agreement across many departments within a potential customer's organization, which further contributes to our lengthy sales cycle. As a result, we have limited ability to forecast the timing and size of specific sales. Any delay in completing, or failure to complete, sales in a particular quarter or year could harm our business and could cause our operating results to vary significantly.

If a communications carrier prohibits customer disclosure of communications billing and usage data to us, the value of our solution to customers of that carrier would be impaired, which may limit our ability to compete for their business.

        Certain of the software functionality and services we offer depend on our ability to access a customer's communications billing and usage data. For example, our ability to offer outsourced or automated communications bill auditing, billing dispute resolution, bill payment, cost allocation and expense optimization depends on our ability to access this data. If a communications carrier were to prohibit its customers from disclosing this information to us, those enterprises would only be able to use these billing-related aspects of our solution on a self-serve basis, which would impair the value of our solution to those enterprises. This in turn could limit our ability to compete with the internally developed CLM solutions of those enterprises, require us to incur additional expenses to license access to that billing and usage data from the communications carrier, if such a license is made available to us at all, or put us at a competitive disadvantage against any third-party CLM service provider that licenses access to that data.

Our long-term success depends, in part, on our ability to expand the sales of our solution to customers located outside of the United States, and thus our business is susceptible to risks associated with international sales and operations.

        We are currently expanding our international sales and operations. This international expansion will subject us to new risks that we have not faced in the United States and the countries in which we currently conduct business. These risks include:

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  continued geographic localization of our software products, including translation into foreign languages and adaptation for local practices and regulatory requirements;

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  lack of familiarity with and unexpected changes in foreign regulatory requirements;

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  longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

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  difficulties in managing and staffing international implementations and operations;

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  challenges in integrating our software with multiple country-specific billing or communications support systems for international customers;

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  challenges in providing procurement, help desk and fulfillment capabilities for our international customers;

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  fluctuations in currency exchange rates;

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  potentially adverse tax consequences, including the complexities of foreign value added or other tax systems and restrictions on the repatriation of earnings;

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  the burdens of complying with a wide variety of foreign laws and legal standards;

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  increased financial accounting and reporting burdens and complexities;

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  potentially slower adoption rates of CLM services internationally;

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  political, social and economic instability abroad, terrorist attacks and security concerns in general; and

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  reduced or varied protection for intellectual property rights in some countries.

        Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Further expansion into international markets could require us to comply with additional billing, invoicing, communications, data privacy and similar regulations, which could make it costly or difficult to operate in these markets.

        Many international regulatory agencies have adopted regulations related to where and how communications bills may be sent and how the data on such bills must be handled and protected. For instance, certain countries, such as Germany, restrict communications bills from being sent outside of the country, either physically or electronically, and certain countries, such as Brazil, Germany, Italy and Spain, require that certain information be encrypted or redacted before bills may be transmitted electronically. These regulations vary from jurisdiction to jurisdiction and international expansion of our business could subject us to additional similar regulations. Failure to comply with these regulations could result in significant monetary penalties and compliance with these regulations could require expenditure of significant financial and administrative resources.

        In addition, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. Our failure to comply with applicable privacy laws and regulations or any security breakdown that results in the unauthorized release of personally identifiable information or other customer data could result in fines or proceedings by governmental agencies or private individuals, which could harm our results of operations.

If we fail to effectively manage and develop our strategic relationships with our channel partners, or if those third parties choose not to market and sell our solution, our operating results would suffer.

        The successful implementation of our strategic goals is dependant in part upon on strategic relationships with our channel partners to offer our solution to a larger customer base than we can reach through our current direct sales and marketing efforts. Some of our strategic relationships, such as our relationships with IBM and Dell Products L.P., are relatively new and, therefore, it is uncertain whether these third parties will be able to market and sell our solution successfully or provide the volume and quality of customers that we currently expect.

        Our success depends in part on the ultimate success of our channel partners and their ability to market and sell our solution. Some of these third parties have previously entered, and may in the future enter, into strategic relationships with our competitors. Further, many of our channel partners have multiple strategic relationships and they may not regard us as significant to their businesses. Our channel partners may terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our solution. Our channel partners also may interfere with our ability to enter into other desirable strategic relationships.

        If we are unable to manage and develop our strategic relationships, our potential customer base may grow more slowly than we anticipate and we may have to devote substantially more resources to the distribution, sales and marketing of our solution, which would increase our costs and decrease our earnings.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

        We increased our number of full-time employees from 184 at December 31, 2007, to 347 at December 31, 2008, to 439 at December 31, 2009, to 541 at December 31, 2010 and to 757 at March 31, 2011, and our total revenue from $21.0 million in 2007, to $37.5 million in 2008, to $55.9 million in 2009 and to $68.5 million in 2010. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations both domestically and internationally. Growing and managing a global organization and a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively.

The loss of key personnel or an inability to attract and retain additional personnel may impair our ability to grow our business.

        We are highly dependent upon the continued service and performance of our senior management team and key technical and sales personnel, including our founder, President and Chief Executive Officer, and none of these individuals is party to an employment agreement with us. The replacement of these individuals likely would involve expenditure of significant time and financial resources, and their loss might significantly delay or prevent the achievement of our business objectives.

        We plan to continue to expand our work force both domestically and internationally to increase our customer base and revenue. We face intense competition for qualified individuals from numerous technology, software and communications companies. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of personnel to support our growth. New hires may require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training and retention efforts are not successful or do not generate a corresponding increase in revenue, our business will be harmed.

Our software manages and interfaces with our customers' mission-critical networks and systems. Disruptions in the functioning of these networks and systems caused by our software could subject us to substantial liability and damage our reputation.

        We assist our customers in the management of their mission-critical communications networks and systems and our software directly interfaces with these networks and systems as well as with enterprise resource planning and other enterprise software and systems. Failures of software could result in significant interruptions in our customers' communications capabilities and enterprise operations. For example, unknown defects in our mobile device management software, or unknown incompatibilities of this software with our customers' mobile devices, could result in losses of functionality of these devices. If such interruptions occur, we may not be able to remedy them in a timely fashion and our customers' ability to operate their enterprises could be severely compromised. Such interruptions could cause our customers to lose revenue and could damage their reputations. In turn, these disruptions could subject us to substantial liabilities and result in irreparable damage to our reputation, delays in payments from our customers or refusals by our customers to make such payments, any of which could harm our business, financial condition or results of operations.

The emergence of one or more widely-used, standardized communications devices or billing or operational support systems could limit the value and operability of our solution and our ability to compete with the manufacturers of such devices or the carriers using such systems in providing CLM services.

        Our solution derives its value in significant part from our software's ability to interface with and support the interoperation of diverse communications devices, billing systems and operational support systems. The emergence of a single or a small number of widely-used communications devices, billing systems or operational support systems using consolidated, consistent sets of standardized interfaces for the interaction between communications service providers and their enterprise customers could significantly reduce the value of our solution to our customers and potential customers. Furthermore, any such communications device, billing system or operational support system could make use of proprietary software or technology standards that our software might not be able to support. In addition, the manufacturer of such device, or the carrier using such billing system or operational support system, might actively seek to limit the interoperability of such device, billing system or operational support system with our software products for competitive or other reasons. The resulting lack of compatibility of our software products would put us at a significant competitive disadvantage, or entirely prevent us from competing, in that segment of the potential CLM market if such manufacturer or carrier, or its authorized licensees, were to develop one or more CLM solutions competitive with our solution.

A continued proliferation and diversification of communications technologies or devices could increase the costs of providing our software products or limit our ability to provide our software products to potential customers.

        Our ability to provide our software products is dependent on the technological compatibility of our systems with the communications infrastructures and devices of our customers and their communications service providers. The development and introduction of new communications technologies and devices requires us to expend significant personnel and financial resources to develop and maintain interoperability of our software products with these technologies and devices. The communications industry has recently been characterized by rapid change and diversification in both product and service offerings. Continued proliferation of communications products and services could significantly increase our research and development costs and increase the lag time between the initial release of new technologies and products and our ability to provide support for them in our software products, which would limit the potential market of customers that we have the ability to serve.

We may not successfully develop or introduce new and enhanced software and service offerings, and as a result we may lose existing customers or fail to attract new customers and our revenue may suffer.

        Our future financial performance and revenue growth depend upon the successful development, introduction and customer acceptance of new and enhanced versions of our software and service offerings. We are continually seeking to develop and acquire enhancements to our solution as well as new offerings to supplement our existing solution and we are subject to all of the risks inherent in the development and integration of new technologies, including unanticipated performance, stability, and compatibility problems, any of which could result in material delays in introduction and acceptance, significantly increased costs, adverse publicity and loss of sales. If we are unable to deliver new solutions or upgrades or other enhancements to our existing solution on a timely and cost-effective basis, our business will be harmed.

We may not be able to respond to rapid technological changes with new software products and services, which could harm our sales and profitability.

        The CLM market is characterized by rapid technological change and frequent new product and service introductions, driven in part by frequent introductions of new technologies and devices in the communications industry, frequent changes in, and resulting inconsistencies between, the billing platforms utilized by major communications carriers and the changing demands of customers regarding the means of delivery of CLM solutions. To achieve and maintain market acceptance for our solution, we must effectively anticipate these changes and offer software products and services that respond to them in a timely manner. Customers may require features and capabilities that our current solution does not have. If we fail to develop software products and services that satisfy customer preferences in a timely and cost-effective manner, our ability to renew our agreements with existing customers and our ability to create or increase demand for our solution will be harmed.

Actual or perceived breaches of our security measures could diminish demand for our solution and subject us to substantial liability.

        In the processing of communications transactions, we receive, transmit and store a large volume of sensitive customer information, including call records, billing records, contractual terms, and financial and payment information, including credit card information, and we have entered into contractual obligations to maintain the confidentiality of certain of this information. Any person who circumvents our security measures could steal proprietary or confidential customer information or cause interruptions in our operations and any such lapse in security could expose us to litigation, substantial contractual liabilities, loss of customers or damage to our reputation or could otherwise harm our business. We incur significant costs to protect against security breaches and may incur significant additional costs to alleviate problems caused by any breaches.

        If customers believe that our systems and software products do not provide adequate security for the storage of confidential information or its transmission over the Internet or corporate extranets, or are otherwise inadequate for Internet or extranet use, our business will be harmed. Customers' concerns about security could deter them from using the Internet to conduct transactions that involve confidential information, including transactions of the types included in our solution, so our failure to prevent security breaches, or the occurrence of well-publicized security breaches affecting the Internet in general, could significantly harm our business and financial results.

If we are unable to protect our intellectual property rights and other proprietary information, it will reduce our ability to compete for business.

        If we are unable to protect our intellectual property rights and other proprietary information, our competitors could use our intellectual property to market software products similar to our own, which could decrease demand for our solution. We rely on a combination of patent, copyright, trademark, service mark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property rights and proprietary information, all of which provide only limited protection. We have twelve issued patents and seven patent applications pending. We cannot assure you that our issued patents, any patents that may issue from our patent applications pending or any other intellectual property rights that we currently hold or may in the future acquire will prove to be enforceable in actions against alleged infringers or otherwise provide sufficient protection of any competitive advantages that we may have. In addition, any action that we take to enforce our patents or other intellectual property rights may be costly, time-consuming and a significant diversion of management attention from the continued growth and development of our business.

        We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not prevent unauthorized use or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or infringe our intellectual property. Enforcement of our intellectual property rights also depends on our successful legal actions against these infringers, but these actions may not be successful, even when our rights have been infringed.

        Furthermore, effective patent, copyright, trademark, service mark and trade secret protection may not be available in every country in which we offer our software products.

Assertions by a third party that our software products or technology infringes its intellectual property, whether or not correct, could subject us to costly and time-consuming litigation or expensive licenses.

        There is frequent litigation in the communications and technology industries based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly visible as a publicly traded company, the possibility of intellectual property rights claims against us may grow. These claims, whether or not successful, could:

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  divert management's attention;

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  result in costly and time-consuming litigation;

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  require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all; or

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  require us to redesign our software products to avoid infringement.

        As a result, any third-party intellectual property claims against us could increase our expenses and impair our business.

        In addition, although we have licensed proprietary technology, we cannot be certain that the owners' rights in such technology will not be challenged, invalidated or circumvented. Furthermore, many of our customer agreements require us to indemnify our customers for certain third-party intellectual property infringement claims, which could increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling related to any such claims. These types of claims could harm our relationships with our customers, may deter future customers from purchasing our software products or could expose us to litigation for these claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party.

We outsource certain of our research and development activities to third-party contractors, and a loss of or deterioration in these relationships could adversely affect our ability to introduce new software products or enhancements in a timely fashion.

        Certain of our research and development activities are carried out by third-party contractors, located both in the United States and abroad. The loss of or deterioration in any of these relationships for any reason could require us to establish alternative relationships or to complete these research and development activities using our internal research and development staff, either of which could result in increased costs to us and impair our ability to introduce new software products or enhancements in a timely fashion. Our use of such third-party contractors also increases the risk that our intellectual property could be misappropriated or otherwise disclosed to our competitors, either of which could harm our competitiveness and harm our future revenue.

Defects or errors in our software products could harm our reputation, impair our ability to sell our products and result in significant costs to us.

        Our software products are highly complex and may contain undetected defects or errors, including defects and errors arising from the work of our outsourced development teams, that may result in product failures or otherwise cause our software products to fail to perform in accordance with customer expectations. Because our customers use our software products for important aspects of their businesses, any defects or errors in, or other performance problems with, our software products could hurt our reputation and may damage our customers' businesses. If that occurs, we could lose future sales or our existing customers could elect to not renew their customer agreements with us. Product performance problems could result in loss of market share, failure to achieve market acceptance and the diversion of development resources from software enhancements. If our software products fail to perform or contain a technical defect, a customer might assert a claim against us for damages. We may not have contractual limitations on damages claims that could be asserted against us. Whether or not we are responsible for our software's failure or defect, we could be required to spend significant time and money in litigation, arbitration or other dispute resolution, and potentially pay significant settlements or damages.

We use a limited number of data centers to deliver our software products. Disruption of service at these facilities could harm our business.

        We host our software products and serve all of our customers from seven third-party data center facilities, all of which are located in the United States. We do not control the operation of these facilities. AT&T operates our data centers in New York, New York and Secaucus, New Jersey; Data Foundry operates our data center in Austin, Texas; Verizon Business operates our data center in Billerica, Massachusetts; Savvis operates our data centers in East Weehawken, New Jersey and Piscataway, New Jersey and Precision Computer Services operates our data center in Shelton, Connecticut. Our agreements for the use of these data center facilities expire between July 2011 and June 2012 and the owners of these facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer to new data center facilities and we may incur significant costs in connection with doing so. Any changes in third-party service levels at our data centers or any errors, defects, disruptions or other performance problems with our software products could harm our reputation and damage our business. Interruptions in the availability of our software products might reduce our revenue, cause us to issue credits to customers, subject us to potential liability, cause customers to terminate their subscriptions or harm our renewal rates.

        While we take precautions such as data redundancy, back-up and disaster recovery plans to prevent service interruptions, our data centers are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, communications failures and similar events. The occurrence of a natural disaster or an act of terrorism, or vandalism or other misconduct, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in the availability of our software products.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors' views of us.

        Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. Our internal control over financial reporting constitutes a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal control over financial reporting for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which will require an annual management assessment of and report on the effectiveness of our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the Securities and Exchange Commission, or the SEC, after we become a public company. In addition, if we become an accelerated filer or a large accelerated filer under the rules of the SEC, our independent registered public accounting firm will be required to audit and report on the effectiveness of our internal control over financial reporting in connection with each such report. As part of our process of documenting and testing our internal control over financial reporting, we may identify areas for further attention and improvement.

The technologies in our software products may be subject to open source licenses, which may restrict how we can use or distribute our software products or require that we release the source code of our software products subject to those licenses.

        Certain of our software products incorporate so-called "open source" software, and we may incorporate further open source software into our software products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. If we fail to comply with these licenses, we may be subject to certain conditions, including requirements that we offer our software products that incorporate the open source software for no cost, that we make available the source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our software products that contain the open source software and required to comply with the foregoing conditions.

We provide minimum service-level commitments to many of our customers, and our inability to meet those commitments could result in significant loss of customers, harm to our reputation and costs to us.

        Many of our customer agreements currently, and may in the future, require that we meet minimum service level commitments regarding items such as platform availability, invoice processing speed and order processing speed. If we are unable to meet the stated service level commitments under these agreements many of our customers will have the right to terminate their agreements with us and we may be contractually obligated to provide our customers with credits or pay other penalties. If our software products are unavailable for significant periods of time we may lose a substantial number of our customers as a result of these contractual rights, we may suffer harm to our reputation and we may be required to provide our customers with significant credits or pay our customers significant contractual penalties, any of which could harm our business, financial condition, results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

        As a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the exchange on which we list our shares of common stock issued in this offering. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. We also expect that these newly applicable rules and regulations will make it more difficult and more expensive for us to obtain directors' and officers' liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage previously available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

        Upon the closing of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 39.2% of our outstanding common stock compared to approximately 27.9% represented by the shares sold in this offering, in each case assuming no exercise of the underwriters' over-allotment option. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the beneficial ownership of our outstanding stock by our directors and executive officers, see the "Principal and Selling Stockholders" section of this prospectus.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our software products could reduce our ability to compete successfully.

        We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

  •
  develop or enhance our software products;

  •
  continue to expand our research and development and sales and marketing efforts;

  •
  acquire complementary technologies, products or businesses;

  •
  expand our operations, in the United States or internationally;

  •
  hire, train and retain employees; or

  •
  respond to competitive pressures or unanticipated working capital requirements.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

        Prior to this offering, there had been no public market for shares of our common stock. Although we have listed our common stock on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after the offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

        The market price of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

  •
  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

  •
  changes in estimates of our financial results or recommendations by securities analysts;

  •
  failure of any of our software products to achieve or maintain market acceptance;

  •
  changes in market valuations of similar companies;

  •
  success of competitive products or services;

  •
  changes in our capital structure, such as future issuances of securities or the incurrence of debt;

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  announcements by us or our competitors of significant products, services, contracts, acquisitions or strategic alliances;

  •
  regulatory developments in the United States, foreign countries or both;

  •
  litigation involving our company, our general industry or both;

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  additions or departures of key personnel;

  •
  general perception of the future of the CLM market or our software products;

  •
  investors' general perception of us; and

  •
  changes in general economic, industry and market conditions.

        In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the "Underwriting" section of this prospectus. These sales, or the market perception that the holders of large numbers of our shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 31,395,652 shares of common stock outstanding based on the number of shares outstanding as of June 30, 2011, which includes 39,401 shares of common stock issued on the exercise of stock options following the March 31, 2011 date of our most recent balance sheet. This includes both the 7,500,000 shares that we are selling in this offering and the 1,270,000 shares being sold by the selling stockholders in this offering (assuming that the underwriters do not exercise their over-allotment option), which may in each case be resold in the public market immediately. Of the remaining 22,625,652 shares, 22,461,907, or 71.5% of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of Shares and Percentage of Total Outstanding	First Date Available for Sale into Public Market
163,745 shares, or 0.5%	On the date of this prospectus
409,304 shares, or 1.3%	90 days after the date of this prospectus
22,052,603 shares, or 70.2%
180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters; however, the representatives of the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time

        In addition, as of June 30, 2011, there were 7,245,645 shares subject to outstanding options and 2,156,873 shares subject to outstanding warrants, including the warrant we issued to IBM, as amended in June 2011, that will become eligible for sale in the public market to the extent such options or warrants are exercised as permitted by any applicable vesting requirements, and to the extent permitted by the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, assuming that the underwriters do not exercise their over-allotment option, holders of an aggregate of 21,481,375 shares of outstanding common stock (calculated on a post-split, as-converted basis) and an aggregate of 2,129,757 shares of common stock (calculated on a post-split, as-converted basis) issuable upon exercise of outstanding warrants will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans, including 3,898,142 shares reserved for future issuance under our equity incentive plans, including our 2011 Stock Incentive Plan, which we adopted in 2011 and will be effective upon the closing of this offering. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, to the extent applicable.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $8.56 in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed 59% of the total consideration paid by our stockholders to purchase shares of common stock but will only own 24% of our outstanding shares, exclusive of shares acquired by purchasers in this offering from selling stockholders. Moreover, we issued options and warrants in the past to acquire common stock at prices significantly below the initial public offering price. As of June 30, 2011, 7,245,645 shares of common stock were issuable upon exercise of outstanding stock options with a weighted-average exercise price of $3.16 per share and 2,156,873 shares of common stock were issuable upon exercise of outstanding warrants, including the warrant we issued to IBM, as amended in June 2011, with a weighted-average exercise price of $3.97 per share. To the extent that these outstanding options or warrants are ultimately exercised, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see the "Dilution" section of this prospectus.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendations regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        We expect to use a portion of the net proceeds to us from this offering to pay down in full the outstanding balances on our senior secured term loan and revolving credit facilities. We intend to use the balance of the net proceeds for capital expenditures and general corporate purposes and working capital, which may in the future include acquisitions of, or investments in, complementary businesses, services or technologies. Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds from this offering in ways that increase the value of your investment. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

After the closing of this offering, we do not expect to declare any dividends in the foreseeable future.

        After the closing of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

        Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

  •
  authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

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  limiting the liability of, and providing indemnification to, our directors and officers;

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  limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

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  requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

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  controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

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  limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office; and

  •
  providing that directors may be removed by stockholders only for cause.

        These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

        As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

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  our estimates regarding expenses and future revenue;

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  our plans to develop, improve and market our products and services;

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  the advantages of our products and services as compared to those of others;

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  our ability to attract and retain customers;

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  our financial performance;

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  our ability to establish and maintain intellectual property rights;

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  our ability to retain and hire necessary employees and appropriately staff our operations; and

  •
  our estimates regarding capital requirements and needs for additional financing.

        We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

        You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

        All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

        This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

        This prospectus includes statistical data, estimates and forecasts that we obtained from industry publications and reports generated by third-party market research firms, including Gartner, Inc., or Gartner, and International Data Corporation, or IDC. While we are not aware of any misstatements regarding any third-party data presented in this prospectus, their estimates, in particular as they relate to projections, involve numerous assumptions and are subject to risks and uncertainties as well as change based on various factors, including those discussed under the "Risk Factors" section of this prospectus.

        The Gartner report described herein, "Competitive Landscape: Telecom Expense Management," Eric Goodness, December 29, 2010, or the Gartner Report, represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and is not a representation of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $66.6 million, based on the initial public offering price of $10.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        We intend to use our net proceeds from this offering as follows:

  •
  approximately $25.5 million to pay down in full the outstanding balances on our senior secured term loan and revolving credit facilities, which mature on January 21, 2015 and September 30, 2011, respectively, of which $20.0 million and $5.5 million in principal were outstanding as of March 31, 2011, respectively, which were accruing interest at rates of 9.75% and 4.3%, respectively, as of March 31, 2011; and

  •
  the balance for working capital and other general corporate purposes, which may include financing our growth, developing new solutions and funding capital expenditures, acquisitions and investments.

        In addition, the other principal purposes for this offering are to:

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  create a public market for our common stock;

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  facilitate our future access to the public capital markets;

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  provide liquidity for our existing stockholders;

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  increase our visibility in our markets;

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  improve the effectiveness of our equity incentive plans in attracting and retaining key employees; and

  •
  enhance our ability to acquire complementary businesses or technologies.

        Other than paying down the outstanding balances on our senior secured term loan and revolving credit facilities described above, we have not yet determined with any certainty the manner in which we will allocate these net proceeds. Our management will retain broad discretion in the allocation and use of our net proceeds from this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business. For example, if we were to expand our operations more rapidly than anticipated by our current plans, a greater portion of the proceeds would likely be used for working capital and other capital expenditures. Alternatively, if we were to engage in an acquisition that contained a significant cash component, some or all of the proceeds might be used for that purpose.

        Although we may use a portion of the proceeds for the acquisition of, or investment in, businesses, services or technologies that will help us expand the features and services of our solution, provide us with access to new markets or customers, or otherwise complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

        Pending specific use of the net proceeds as described above, we intend to invest the net proceeds to us from the offering in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

 DIVIDEND POLICY

        We have not declared or paid any cash dividends on our capital stock since our inception. We currently intend to retain earnings, if any, to finance the growth and development of our business, and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, provisions of applicable law and other factors our board deems relevant.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2011:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (1) the automatic conversion of all outstanding preferred stock into common stock upon the closing of this offering and (2) the automatic conversion of all outstanding warrants to purchase preferred stock into warrants to purchase common stock upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to further reflect our issuance and sale of 7,500,000 shares of common stock in this offering at the initial public offering price of $10.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of a portion of our net proceeds from this offering to pay down in full the outstanding balances on our senior secured term loan and revolving credit facilities.

        You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus.

	March 31, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$6,876	$6,876	$49,644

Long-term obligations, including current portion (excluding deferred rent)	$34,391	$34,391	$9,593

Warrants for redeemable convertible preferred stock	2,598	—	—

Redeemable convertible preferred stock, par value $0.0001 per share: 67,066,184 shares authorized; 65,067,515 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	62,391	—	—

Stockholders' equity (deficit):
Series A convertible preferred stock, par value $0.0001 per share: 3,780,000 shares authorized; 1,928,479 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	366	—	—
Undesignated preferred stock, par value $0.0001 per share: no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.0001 per share: 128,775,000 shares authorized and 4,834,184 shares issued and outstanding, actual; 150,000,000 shares authorized and 23,856,251 shares issued and outstanding, pro forma; 150,000,000 shares authorized and 31,356,251 shares issued and outstanding, pro forma as adjusted	1	2	3
Additional paid-in capital	8,377	73,731	143,472
Warrants for common stock	2,022	2,022	2,022
Notes receivable for purchase of common stock	(93)	(93)	(93)
Accumulated deficit	(53,193)	(53,193)	(55,369)
Other comprehensive loss	(4)	(4)	(4)

Total stockholders' (deficit) equity	(42,524)	22,465	90,031

Total capitalization	$56,856	$56,856	$99,624

        The table above does not include:

  •
  2,156,873 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 at a weighted-average exercise price of $3.97 per share, which includes the 1,515,032 shares of common stock that are currently exercisable under the warrant that we issued to IBM in October 2009, as amended in June 2011;

  •
  7,160,103 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2011 at a weighted-average exercise price of $3.07 per share;

  •
  402,411 shares of common stock available for future issuance under our equity incentive plans as of March 31, 2011; and

  •
  an additional 3,620,670 shares of our common stock that will be made available for future issuance under our equity incentive plans upon the closing of this offering.

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of March 31, 2011 was $(23.0) million, or $(0.96) per share of common stock. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding on March 31, 2011, after giving effect to the automatic conversion of all outstanding preferred stock into common stock upon the closing of this offering and the 1-for-3.522 reverse split of our common stock effected on June 15, 2011.

        After giving effect to our issuance and sale of 7,500,000 shares of common stock in this offering at the initial public offering price of $10.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2011 would have been $45.3 million, or $1.44 per share. This amount represents an immediate increase in pro forma net tangible book value to existing stockholders of $2.40 per share. The initial public offering price per share significantly exceeds the net tangible book value per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $8.56 per share. The following table illustrates this per share dilution to the new investors purchasing shares of common stock in this offering without giving effect to the over-allotment option granted to the underwriters:

Initial public offering price per share		$10.00
Pro forma net tangible book value per share as of March 31, 2011, before giving effect to this offering	$(0.96)
Increase per share attributable to sale of shares of common stock in this offering	$2.40

Pro forma as adjusted net tangible book value per share after this offering		1.44

Dilution per share to new investors		$8.56

        If any shares are issued upon exercise of outstanding options or warrants, you will experience further dilution.

        The following table summarizes, on a pro forma basis as of March 31, 2011, giving effect to the conversion of all outstanding preferred stock into common stock, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on the initial public offering price of $10.00 per share, before the deduction of the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	%	Amount	%
Existing stockholders	23,856,251	76%	$51,375,766	41%	$2.15
New investors	7,500,000	24	75,000,000	59	10.00

Total	31,356,251	100%	$126,375,766	100%	4.03

        The number of shares purchased from us by existing stockholders is based on 23,856,251 shares of our common stock outstanding as of March 31, 2011 after giving effect to the automatic conversion of all outstanding preferred stock into common stock upon the closing of this offering and the 1-for-3.522 reverse split of our common stock to be effected prior to the closing of this offering. This number excludes:

  •
  2,156,873 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 at a weighted-average exercise price of $3.97 per share, which includes the 1,515,032 shares of common stock that are currently exercisable under the warrant that we issued to IBM in October 2009, as amended in June 2011;

  •
  7,160,103 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2011 at a weighted-average exercise price of $3.07 per share;

  •
  402,411 shares of common stock available for future issuance under our equity incentive plans as of March 31, 2011; and

  •
  an additional 3,620,670 shares of our common stock that will be made available for future issuance under our equity incentive plans upon the closing of this offering.

        The sale of 1,270,000 shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 22,586,251, or 72% of the total shares outstanding, and will increase the number of shares held by new investors to 8,770,000, or 28% of the total shares outstanding. If the underwriters exercise their over-allotment option in full, the shares held by existing stockholders will further decrease to 21,270,751, or 68% of the total shares outstanding, and the number of shares held by new investors will further increase to 10,085,500, or 32% of the total shares outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables summarize our consolidated financial data for the periods presented. You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus. We have derived the statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements, which are included in this prospectus. We have derived the statement of operations data for the years ended December 31, 2006 and 2007 and balance sheet data as of December 31, 2006, 2007 and 2008 from our audited financial statements not included in this prospectus. We have derived the statement of operations data for the three months ended March 31, 2010 and 2011 and the balance sheet data as of March 31, 2011 from our unaudited consolidated financial statements, which are included in this prospectus. Our unaudited consolidated financial statements for the three months ended March 31, 2010 and 2011 have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for fair presentation of this data in all material respects. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(dollars in thousands, except per share amounts)
Statement of operations data:
Revenue:
Recurring technology and services	$3,578	$14,174	$27,839	$46,005	$57,703	$13,260	$19,927
Strategic consulting, software licenses and other	9,301	6,873	9,687	9,912	10,771	2,695	2,414

Total revenue	12,879	21,047	37,526	55,917	68,474	15,955	22,341

Cost of revenue:
Recurring technology and services	629	6,982	14,720	20,538	26,349	5,782	9,057
Strategic consulting, software licenses and other	3,845	2,821	3,043	4,360	3,874	1,301	1,272

Total cost of revenue (1)	4,474	9,803	17,763	24,898	30,223	7,083	10,329

Gross profit	8,405	11,244	19,763	31,019	38,251	8,872	12,012
Operating expense:
Sales and marketing (1)	4,416	5,954	7,824	9,793	12,281	2,779	3,698
General and administrative (1)	2,966	5,668	9,134	9,547	11,709	2,588	3,736
Research and development (1)	5,913	7,021	5,849	8,070	9,321	2,265	2,862
Depreciation and amortization	299	1,911	2,709	3,537	3,529	871	1,008

(Loss) income from operations	(5,189)	(9,310)	(5,753)	72	1,411	369	708
Other income (expense), net
Interest expense	(238)	(577)	(1,163)	(2,224)	(2,007)	(543)	(659)
Interest income	40	37	46	46	19	11	4
Other income	—	—	—	—	3	—	—
Decrease (increase) in fair value of warrants for redeemable convertible preferred stock	—	39	(66)	(184)	(884)	(648)	(540)

Loss before income tax (benefit) provision	(5,387)	(9,811)	(6,936)	(2,290)	(1,458)	(811)	(487)
Income tax (benefit) provision	54	(76)	23	264	294	64	126

Net loss	(5,441)	(9,735)	(6,959)	(2,554)	(1,752)	(875)	(613)
Preferred dividends	(903)	(2,491)	(3,162)	(3,714)	(3,715)	(928)	(929)
Deemed dividend for redemption of stock	—	—	(1,526)	—	—	—	—
Accretion of redeemable convertible preferred stock	(52)	(60)	(62)	(64)	(64)	(16)	(16)

Loss applicable to common stockholders	$(6,396)	$(12,286)	$(11,709)	$(6,332)	$(5,531)	$(1,819)	$(1,558)

Basic and diluted loss per common share	$(2.70)	$(3.98)	$(2.89)	$(1.47)	$(1.26)	$(0.42)	$(0.33)

Basic and diluted weighted-average common shares outstanding	2,373	3,088	4,046	4,311	4,399	4,336	4,672

Pro forma basic income per share					$0.04		$0.02

Pro forma basic weighted-average common shares outstanding					25,971		26,244

Pro forma fully diluted income per common share					$0.03		$0.01

Pro forma fullly diluted weighted-average common shares outstanding					31,330		31,838

Other financial data:
Adjusted EBITDA (2)	$(4,853)	$(7,120)	$(1,116)	$4,358	$6,868	$1,449	$2,551

(1)
Includes stock-based compensation as follows:

	Year Ended December 31,						Three Months Ended March 31,
	2006	2007	2008		2009	2010	2010	2011
	(dollars in thousands)
Cost of revenue:
Stock-based compensation	$—	$—	$51		$115	$323	$31	$149
Sales and marketing:
Stock-based compensation	—	—	141		216	425	56	173
General and administrative:
Stock-based compensation	37	279	1,695	(a)	329	1,032	97	472
Research and development:
Stock-based compensation	—	—	41		89	148	25	41

Total stock-based compensation	$37	$279	$1,928		$749	$1,928	$209	$835

Amortization of intangibles:
Acquisition-related intangible amortization	—	1,181	1,767		2,316	2,276	579	645

(a) Includes $1.4 million related to the repurchase of certain shares of common stock from several employees.

(2)
We anticipate that our investor and analyst presentations will include Adjusted EBITDA, which we define as net income (loss) plus interest expense, income tax provision (benefit), depreciation and amortization, stock-based compensation expense and (increase) decrease in fair value of warrants for redeemable convertible preferred stock less interest income and other income, and which is a financial measure that is not calculated in accordance with GAAP. The table below provides a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reason we consider them appropriate.

We believe that Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•
Adjusted EBITDA is widely used by investors to measure a company's operating performance without regard to items, such as interest expense, interest income, income tax provision (benefit), depreciation and amortization, and stock-based compensation expense, that can vary substantially from company to company depending upon their financing and accounting methods, the book value of their assets, their capital structures and the method by which their assets were acquired;

•
securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies; and

•
we adopted the authoritative guidance for stock-based payments on January 1, 2006 and recorded stock-based compensation expense of approximately $37,000, $279,000, $1,928,000, $749,000 and $1,928,000 for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively and $209,000 and $835,000 for the three months ended March 31, 2010 and 2011, respectively. Included in the year ended December 31, 2008 is $1,388,000 of stock-based compensation expense related to the repurchase of certain shares of common stock from several employees. Prior to January 1, 2006, we accounted for stock-based compensation expense using the intrinsic value method under previously authorized guidance, which did not result in any stock-based compensation expense. By comparing our Adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations caused by stock-based compensation expense, which is not comparable from year to year due to changes in accounting treatment and is a non-cash expense that is not a key measure of our operations.

Our management uses Adjusted EBITDA:

•
as a measure of operating performance because it does not include the impact of items not directly resulting from our core business;

•
for planning purposes, including the preparation of our annual operating budget;

•
to evaluate the effectiveness of our business strategies; and

  •
  in communications with our board of directors concerning our financial performance.

We understand that, although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•
Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect interest expense or interest income;

•
Adjusted EBITDA does not reflect cash requirements for income taxes; and

•
Adjusted EBITDA may not be calculated similarly from company to company.

The following table represents a reconciliation of Adjusted EBITDA to net loss, the most comparable GAAP measure, for each of the periods indicated.

	Year Ended December 31,					Three Months Ended March 31,
Reconciliation of Adjusted EBITDA to Net Loss	2006	2007	2008	2009	2010	2010	2011
	(dollars in thousands)
Net loss	$(5,441)	$(9,735)	$(6,959)	$(2,554)	$(1,752)	$(875)	$(613)
Interest expense	238	577	1,163	2,224	2,007	543	659
Interest income	(40)	(37)	(46)	(46)	(19)	(11)	(4)
Income tax (benefit) provision	54	(76)	23	264	294	64	126
Depreciation and amortization	299	1,911	2,709	3,537	3,529	871	1,008
Stock-based compensation expense	37	279	1,928	749	1,928	209	835
Other income	—	—	—	—	(3)	—	—
Decrease (increase) in fair value of warrants for redeemable convertible preferred stock	—	(39)	66	184	884	648	540

Adjusted EBITDA	$(4,853)	$(7,120)	$(1,116)	$4,358	$6,868	$1,449	$2,551

	At December 31,
						At March 31, 2011
	2006	2007	2008	2009	2010
	(dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$4,858	$1,381	$6,554	$6,163	$5,913	$6,876
Accounts receivable, net	4,039	6,878	11,384	11,517	14,295	20,191
Working capital (excluding deferred revenue—current portion) (1)	6,746	4,330	6,452	4,524	8,591	10,147
Intangible assets	—	10,274	16,422	16,843	15,785	20,869
Goodwill	—	8,332	16,191	17,636	17,636	22,893
Total assets	11,038	29,019	54,874	56,078	58,744	77,553
Accounts payable and accrued expenses	1,438	3,497	5,547	5,143	6,666	8,978
Deferred revenue—current portion	2,259	5,281	6,228	6,881	8,304	8,973
Notes payable, including current portion	2,609	6,463	22,016	21,331	18,121	31,458
Redeemable convertible preferred stock	18,766	38,739	53,826	57,604	61,441	62,391
Stockholders' deficit	(14,861)	(24,920)	(35,482)	(39,032)	(42,022)	$(42,524)

(1)
These amounts are derived by taking the working capital (deficit) of $4,487 for 2006, $(951) for 2007, $224 for 2008, $(2,357) for 2009, $287 for December 31, 2010 and $1,174 for March 31, 2011, and excluding deferred revenue—current portion, which is a non-cash obligation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, include forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" and "Forward-Looking Statements" sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        Tangoe is a leading global provider of communications lifecycle management, or CLM, software and services to a wide range of enterprises, including large and medium-sized businesses and other organizations. CLM encompasses the entire lifecycle of an enterprise's communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, invoice processing, expense allocation and accounting, and asset decommissioning and disposal. Our on-demand Communications Management Platform is a suite of software designed to manage and optimize the complex processes and expenses associated with this lifecycle for both fixed and mobile communications assets and services. Our customers can engage us through our client services group to manage their communications assets and services using our Communications Management Platform.

        Our solution can provide a significant return on investment by enabling an enterprise to identify and resolve billing errors, to optimize communications service plans for its usage patterns and needs, and to manage used and unused communications assets and services. Our solution allows enterprises to improve the productivity of their employees by automating the provisioning of communications assets and services, and to reduce costs by controlling and allocating communications expenses. It also allows enterprises to enforce regulatory requirements and internal policies governing the use of communications assets and services.

        We designed our business model to sell recurring technology and services leveraging our Communications Management Platform. We review three key business metrics to help us monitor the performance of our business model and to identify trends affecting our business. The measures that we believe are the primary indicators of our quarterly and annual performance are as follows:

        Adjusted EBITDA.    Our management uses Adjusted EBITDA to measure our operating performance because it does not include the impact of items not directly resulting from our core business and certain non-cash expenses such as depreciation and amortization and stock-based compensation. We believe that this measure provides us with additional useful information to measure and understand our performance on a consistent basis, particularly with respect to changes in performance from period to period. We use Adjusted EBITDA in the preparation of our annual operating budgets and to measure and evaluate the effectiveness of our business strategies. Adjusted EBITDA is not calculated in accordance with GAAP and is not a substitute for or superior to financial measures determined in accordance with GAAP. For further discussion regarding Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see footnote 2 to the "Selected Consolidated Financial Data" section of this prospectus.

        Recurring technology and services revenue growth.    In 2006, we began a strategic initiative to transition our business model from selling transactional software licenses to providing recurring technology-enabled services leveraging both our technology and communications industry experience. We further implemented this initiative with the acquisition of Traq Wireless, Inc., or Traq, as discussed below. Traq's revenue base was primarily recurring, which substantially increased our 2007 recurring revenue. We regularly review our recurring revenue growth to measure our success.

        We intend to continue to focus our sales and marketing efforts on increasing our recurring technology and services-related customer base, and we expect that our recurring technology and services revenue will increase in absolute dollars and as a percentage of total revenue over the next 12 months due to our expectation that we will be able to:

  •
  retain a high percentage of the revenue we currently derive from our existing customers;

  •
  sell additional product and service offerings to our existing customers; and

  •
  add a significant number of new customers.

        We believe that we will be able to retain a high percentage of our existing recurring technology and services revenue due to our revenue retention rates, and the current levels of customer usage of our products and services, which we review on a monthly basis to provide an indication of impending increases or decreases in billed revenue for future periods.

        We believe that we will be able to sell additional product and service offerings to our existing customers in the next year based on our analysis of revenue on a per-customer basis for the last 12 months, which indicates that our customers on an aggregate basis have generally increased their usage of our solution on a quarterly basis.

        We believe that we will be able to add a significant number of new customers over the next 12 months as we continue to expand internationally and increase our share of the domestic market.

        Deferred revenue.    Our deferred revenue consists of the amounts that have been invoiced but that have not yet been recognized as revenue, including advanced billed and undelivered portions of our Communication Management Platform subscriptions and related services, maintenance on our software licenses and implementation fees. We invoice our services to a majority of our customers in advance, with the intervals ranging from 1 to 12 months. We monitor our deferred revenue balance as this balance represents revenue to be recognized over the next 12 months except for implementation fees which are recognized ratably over the estimated expected life of the customer relationship. As of March 31, 2011, implementation fees represented $2.0 million of the $11.0 million deferred revenue balance.

        Revenue retention rates.    In addition, we consider our revenue retention rates. Since we began to fully realize the benefits of our recurring revenue model in 2009, our revenue retention rates have been higher than 90%. We measure revenue retention rates by assessing on a dollar basis the recurring technology and services revenue we retain for the same customer and product set in a given period versus the prior year period. We cannot predict our revenue retention rates in future periods. Our use of a revenue retention rate has limitations as an analytical tool, and you should not consider it in isolation. Other companies in our industry may calculate revenue retention rates differently, which reduces its usefulness as a comparative measure.

        We also review a number of other quantitative and qualitative trends in monitoring our performance, including our share of the CLM market, our customer satisfaction rates, our ability to attract, hire and retain a sufficient number of talented employees to staff our growing business and the development and performance of our solutions. Our review of these factors can affect aspects of our business and operations on an on-going basis, including potential acquisition strategies and investment in specific areas of product development or service support.

        One of the intended uses for the net proceeds from this offering is to pay down in full the outstanding balances on our senior secured term loan and revolving credit facilities. By paying down in full these balances, we will be able to reduce our interest expense and believe that we will strengthen our balance sheet. We intend to use the balance of the net proceeds from this offering for working capital and other general corporate purposes, which may include financing our growth, developing new solutions and funding capital expenditures, acquisitions and investments. By using the net proceeds to invest in the growth of our business, both internally and externally, we believe that we will provide ourselves with greater opportunities to improve our overall operating results.

Certain Trends and Uncertainties

        The following represents a summary of certain trends and uncertainties, which could have a significant impact on our financial condition and results of operations. This summary is not intended to be a complete list of potential trends and uncertainties that could impact our business in the long or short term. This summary, however, should be considered along with the factors identified in the "Risk Factors" section of this prospectus.

  •
  The CLM market is characterized by rapid technological change and frequent new product and service introductions, including frequent introductions of new technologies and devices. To achieve and maintain market acceptance for our solution, we must effectively anticipate these changes and offer software products and services that respond to them in a timely manner. If we fail to develop software products and services that satisfy customer preferences in a timely and cost-effective manner, our ability to renew our agreements with existing customers and our ability to create or increase demand for our solution will be harmed.

  •
  We believe that competition will continue to increase. Increased competition could result from existing competitors or new competitors that enter the market because of the potential opportunity. We will continue to closely monitor competitive activity and respond accordingly. Increased competition could have an adverse effect on our financial condition and results of operations.

  •
  We continue to closely monitor current economic conditions, as any decline in the general economic environment that negatively affects the financial condition of our customers could have an adverse effect on our financial condition and results of operations. For example, during the most recent economic downturn, our customer cancellation rate during the first quarter of 2009 increased to a quarterly rate of over three times the average of the prior four quarters, partly as a result of customer bankruptcies. Although economic conditions have generally improved, there has not been a full recovery to the levels that generally existed prior to the downturn. If economic conditions in the United States and other countries do not continue to improve, we may face greater risks in operating our business.

Acquisitions

        On March 9, 2007, we acquired the outstanding capital stock of Traq, a provider of software and services that focuses on wireless expense management for enterprises. The aggregate purchase price was $20.7 million, which consisted of our common stock, series 1 preferred stock, series 2 preferred stock and warrants collectively valued at $20.4 million and transaction costs of $361,000.

        On July 28, 2008, we acquired substantially all of the assets of Information Strategies Group, Inc., or ISG, a provider of communications and information technology expense processing services and technologies for $11.9 million in cash, which included transaction costs of $137,000.

        On December 23, 2008, we acquired substantially all of the assets of InterNoded, Inc., or InterNoded, a provider of mobile device management solutions, for consideration valued at $3.3 million, which included transaction costs of $104,000.

        On January 25, 2011, we acquired substantially all of the assets of HCL Expense Management Services Inc., or HCL, a provider of telecommunications expense management, invoice processing and mobility management solutions, for $3.0 million in cash plus potential earnout payments of up to $3.4 million based on revenues derived from providing selected services to former HCL customers over the two years following the acquisition as well as transaction costs of approximately $140,000. These transaction costs were expensed as incurred.

        On March 16, 2011, we acquired substantially all of the assets of the telecommunications expense management division of Telwares, Inc. and its subsidiary Vercuity Solutions, Inc., or Telwares, for $4.5 million in cash (excluding working capital adjustments) plus deferred cash of up to an additional $2.5 million payable over the two years following the acquisition and transaction costs of approximately $200,000. These transaction costs were expensed as incurred.

        We are currently in the process of integrating these recent acquisitions to our platform. There can be no assurance that we will complete this integration in a timely manner or at all and the cost of such integration may be more significant than we have estimated.

        We intend to pursue additional acquisitions of, or investments in, businesses, services and technologies that will expand the functionality of our solution, provide access to new markets or customers, or otherwise complement our existing operations.

Sources of Revenue

        Recurring technology and services revenue.    We derive our recurring technology and services revenue primarily from subscriptions and services related to our Communications Management Platform. We recognize revenue for software and related services when all of the following conditions are met: (a) there is persuasive evidence of an arrangement; (b) the service has been provided to the customer; (c) the collection of the contracted fee is probable; and (d) the amount of the fees to be paid by the customer is fixed and determinable. These services include help desk, asset procurement and provisioning, and carrier dispute resolution. The recurring technology and services revenue is recognized ratably over the contract term.

        In 2006, we began a strategic initiative to transition our business model from selling non-recurring transactional software licenses to providing recurring technology and services leveraging both our technology and communications industry experience.

        We license our on-demand software and sell related services primarily on a subscription basis under agreements that typically have terms ranging from 24 to 60 months. Our recurring technology and services revenue is driven primarily by the amount of communications spend that we manage for fixed line contracts and by the number of mobile devices that we manage for mobile device contracts. Our customers are typically subject to a minimum charge for up to a specified threshold amount of communications spend or number of mobile devices under management and additional charges to the extent those specified thresholds are exceeded. Prior to 2010, as a result of limited history regarding customer renewals, implementation fees related to subscription agreements for our Communications Management Platform with terms equal to or less than 36 months were recognized over 36 months and implementation fees related to subscription agreements with terms exceeding 36 months were recognized over the life of the agreement. In 2010, due to having greater evidence regarding customer renewals, we believed it was appropriate to extend the estimated expected life of the customer relationship to be equal to twice the contract life calculated on a per-customer basis and to recognize implementation fees ratably over this period. This change did not have a material impact on our consolidated financial statements. Our subscription contracts are typically non-cancelable, although customers have the right to terminate for cause if we materially fail to perform.

        In 2010, we began to amortize the value of a warrant to purchase common stock issued to IBM as part of a strategic relationship agreement. This related charge will be recorded as contra-revenue in proportion to total expected revenue from the agreement. We recorded $26,086 of amortization as a contra-revenue charge during the year ended December 31, 2010, and we recorded $7,493 and $18,647 of amortization as a contra-revenue charge during the three months ended March 31, 2010 and 2011, respectively.

        Strategic consulting, software licenses and other revenue.    In addition to our subscription fees, revenue is generated to a lesser extent by strategic consulting, software licenses and mobile device activation fees. Strategic consulting consists primarily of fees charged for contract negotiations and bill audits. Contract negotiation fees include both fixed project fees and incentive fees driven by the amount of savings that we are able to generate over the customer's existing communications rates. These fees are recognized when fixed and determinable, usually when the customer and carrier execute the contract. Bill audit fees are driven by the amount of savings that we are able to generate by reviewing current and prior communications invoices against the customer's existing contracts. These fees are recognized when fixed and determinable, usually when the carrier agrees to issue a credit or refund.

        On occasion, we license our Communications Management Platform to our customers on a perpetual basis. If we are able to derive vendor specific objective evidence on the undelivered elements, the software portion is recognized when the revenue recognition criteria is met, otherwise the contract is recognized ratably over the contract life. Other professional services are recognized as the services are performed. We have an agreement with a carrier whereby we receive an activation fee for procuring a mobile device. The activation revenue is recognized upon confirmation from the carrier that the device has been procured.

        We expect our strategic consulting, software licenses and other revenue to remain relatively constant in absolute dollars, but to decrease as a percentage of total revenue, as we continue to focus our sales and marketing efforts on our recurring technology and services revenue model.

        We historically have derived substantially all of our revenue from within the United States. We intend to build our international sales operations by increasing our direct sales force abroad. We expect our international revenue to increase in absolute dollars and as a percentage of total revenue.

Cost of Revenue and Gross Profit

        Cost of recurring technology and services revenue.    Cost of recurring technology and services revenue consists primarily of costs associated with our data center operations, customer product support centers and client services group. This includes personnel-related costs such as salary, stock-based compensation and other compensation-related costs, subcontractor fees, hosting fees, communications costs and royalties related to third-party software included in our solution when our solution is licensed on a non-perpetual basis.

        Cost of strategic consulting, software licenses and other revenue.    Cost of strategic consulting, software licenses and other revenue consists primarily of personnel-related costs, including salary, stock-based compensation and other compensation-related costs and subcontractor fees directly related to delivering the service.

        As our customer base continues to grow, we expect our cost of revenue to increase in absolute dollars as we expand our data center and customer support operations to support our continued growth. Our cost of revenue could fluctuate as a percentage of revenue on a quarterly basis but remain relatively stable on an annual basis based on the mix of software and services sold and average contractual selling price.

        Gross profit.    Gross profit as a percentage of revenue is affected by two main factors—the mix of software and services sold and the average contractual selling price. We expect our gross profit in absolute dollars to increase, but that our gross profit as a percentage of revenue will be affected as we integrate the businesses of HCL and Telwares, which have historically operated with lower margins than our business. We believe that over time we will achieve improvements in those margins as we integrate the acquired operations and capture the operating efficiencies of the overall business, but our gross profit as a percentage of revenue could further fluctuate on a quarterly basis, while remaining relatively stable on an annual basis, based on the mix of software and services sold and average contractual selling price.

Operating Expense

        Operating expense consists of sales and marketing, general and administrative, research and development and depreciation and amortization. Other than for depreciation and amortization expense, personnel-related costs are the most significant component of all of these operating expenses. We expect to continue to hire a significant number of new employees in order to support our overall growth. In any particular period, the timing of additional hires could materially affect our operating results, both in absolute dollars and as a percentage of revenue.

        Sales and marketing.    Sales and marketing expense consists primarily of personnel-related costs, including salary, stock-based compensation and other compensation-related costs for our sales, marketing and business development employees, the cost of marketing programs such as on-line lead generation, promotional events and webinars, the cost of business development programs and sales commissions. Sales commission rates are calculated at the time a contract is signed. The sales commission rate is applied to the contract's first year of revenue to calculate sales commission expense. Sales commission expense is accrued and expensed at the time we invoice the customer and is paid to the salesperson when the invoice is collected. Generally, new sales personnel require time to become familiar with our software and services and do not begin to generate sales immediately, which can result in increased sales and marketing expense without any immediate increase in revenue. We expect sales and marketing expense to increase in absolute dollars, but remain relatively constant as a percentage of revenue in the near term, as we continue to hire sales and marketing personnel in the United States and internationally to expand our solution globally.

        General and administrative.    General and administrative expense consists of personnel-related costs, including salary, stock-based compensation and other compensation-related costs for finance and accounting, executive, human resources and information technology personnel, rent and facility costs, legal and other professional fees, and other corporate expenses. We anticipate that we will incur additional costs associated with being a public company, including higher personnel costs, corporate insurance and professional fees, including legal and accounting as it relates to financial reporting and achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act.

        Research and development.    Research and development expense primarily consists of personnel-related costs, including salary, stock-based compensation and other compensation-related costs for development personnel, and fees to our outside contract development vendors. We anticipate that our research and development team will continue to focus on expanding our software and services and increasing the functionality of our current offerings. We expect research and development expense to increase in absolute dollars, but that the investment will likely be lower than the rate of growth in our revenue in the near term.

        Depreciation and amortization.    Depreciation and amortization expense primarily consists of the non-cash write-down of tangible and intangible assets over their expected economic lives. We expect this expense to continue to grow in absolute dollars and potentially as a percentage of revenue as we continue to grow and incur capital expenditures to improve our technological infrastructure and acquire assets through potential future acquisitions.

Other Income (Expense), Net

        Other income (expense), net consists primarily of interest expense on our short and long-term debt, interest income on our cash and cash equivalents balance and changes in fair value of warrant to purchase redeemable convertible preferred stock. We have historically invested our cash in money market investments. We expect our interest income to vary in each reporting period depending on our average cash balances and interest rates. We expect interest expense to decrease in periods subsequent to the completion of this offering, as we anticipate paying down a portion of our outstanding long-term debt with our proceeds from this offering. Upon the completion of this offering, all warrants to purchase redeemable convertible preferred stock will be converted to warrants to purchase common stock.

Income Tax Provision (Benefit)

        Income tax provision (benefit) consists of federal and state corporate income taxes resulting from our operations in the United States. We expect income tax expense to vary each reporting period depending upon taxable income fluctuations and our availability of tax benefits from net loss carryforwards.

        As of December 31, 2010, we had U.S. federal net operating loss carryforwards of approximately $49.1 million, which, if unused, expire from 2020 to 2029, and U.S. federal research and development tax credit carryforwards of approximately $2.5 million, which expire through 2029. We have engaged in several transactions since our inception that have resulted in a change in control as defined by Section 382 of the Internal Revenue Code, which limits our ability to utilize these net operating loss and tax credit carryforwards in the future. As of December 31, 2010, $19.5 million of our net operating loss and tax credit carryforwards were so limited. At December 31 2010, we recorded a valuation allowance against the full amount of our deferred tax assets, as our management believes it is uncertain that they will be fully realized. If we determine in the future that we will be able to realize all or a portion of our net operating loss or tax credit carryforwards, an adjustment to our net operating loss or tax credit carryforwards would increase net income in the period in which we make such a determination.

Critical Accounting Policies

        Our financial statements are prepared in accordance with GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. Our most critical accounting policies are summarized below. See Note 2 to our financial statements included elsewhere in this prospectus for additional information about these critical accounting policies, as well as a description of our other significant accounting policies.

        Revenue recognition.    Recurring technology and services revenue consists of subscription-based fees, software subscription license fees, software maintenance fees and hosting fees related to the use of our solution to manage our customers' communications expenses. Strategic consulting, software licenses and other revenue consists of fees for perpetual software licenses, professional services, contract negotiations and bill audits.

        We recognize revenue when persuasive evidence of an arrangement exists, pricing is fixed and determinable, collection is reasonably assured and delivery or performance of service has occurred. Recurring technology and services subscription-based fees, software subscription license fees, software maintenance fees and hosting fees are recognized ratably over the term of the period of service. The subscription-based services we provide include help desk, asset procurement and provisioning, and carrier dispute resolution services. Implementation fees associated with recurring technology and services engagements are recognized ratably over the estimated expected life of the customer relationship which is estimated to be equal to twice the contract life.

        Software license fees consist of fees paid for a perpetual license agreement for our technology, which are recognized in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 605 (previously American Institute of Certified Public Accountants, or AICPA, Statement of Position 97-2), Software Revenue Recognition, as amended. When contracts contain multiple elements and vendor specific objective evidence of fair value exists for all undelivered elements, we account for the delivered elements in accordance with the residual method prescribed by the authoritative guidance. Vendor specific objective evidence of fair value for maintenance and support is established by a stated renewal rate included in the license arrangement or rates charged for stand-alone sales of maintenance and support. If software maintenance fees are provided for in the license fee or at a discount pursuant to a license agreement, a portion of the license fee equal to the fair market value of these amounts is allocated to software maintenance revenue based on the value established by independent sales of such maintenance services to customers.

        Professional services related to the implementation of our software products, which we refer to as consulting services, are generally performed on a fixed fee basis under separate service arrangements. Consulting services revenue is recognized as the services are performed by measuring progress towards completion based upon either costs or the achievement of certain milestones. We also provide contract negotiation and bill audit services, which we refer to as strategic sourcing services, on behalf of our customers, which are generally performed on a contingency fee basis, with our fees being based on a percentage of the savings we achieve for the customer. Revenue from strategic sourcing services engagements is recognized as savings are secured for the customer, based upon the amount of savings secured multiplied by the contingency fee percentage to which we are entitled.

        In accordance with ASC 605 (previously Emerging Issues Task Force Issue No. 01-14), Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses, we classify reimbursed expenses as revenue and the related expense within cost of revenue in the accompanying consolidated statements of operations. For the years ended December 31, 2008, 2009 and 2010 reimbursed expenses of $180,245, $30,702, and $148,407, respectively, were included in revenue and for the three months ended March 31, 2010 and 2011, $8,827 and $51,698, respectively, were included in revenue.

        Purchase accounting.    We accounted for the acquisitions of Traq, ISG, InterNoded, HCL and Telwares using the purchase method of accounting for acquisitions. As a result, the purchase price for each of the transactions, including expenses for the Traq, ISG and InterNoded acquisitions only, has been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. We applied significant judgment and estimates in determining the fair values of the assets acquired and their useful lives. The excess of the purchase price over the fair value of assets and liabilities was assigned to goodwill, which is not amortized for accounting purposes, but is subject to testing for impairment annually and more frequently if certain events occur. In the process of our annual impairment review, we use the income approach methodology of valuation that includes the discounted cash flow method to determine the fair value of our intangible assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation.

        The estimates that we have used are consistent with the plans and estimates that we use to manage our business. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur impairment charges.

        Software development costs.    We expense research and development costs as incurred. We evaluate the establishment of technological feasibility of our software in accordance with ASC 985, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. We have concluded that technological feasibility is not established until the development stage of the software is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general release is very short and, consequently, the amounts that could be capitalized are not material to our consolidated financial statements. Therefore, we charge all such costs to research and development in the period incurred.

        Impairment of goodwill.    We test goodwill for impairment. Goodwill is not amortized for accounting purposes, but instead tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. We have one reporting unit. The annual goodwill impairment test is a two-step process. First, we determine if the carrying value of our related reporting unit exceeds fair value, which would indicate that goodwill may be impaired. If we determine that goodwill may be impaired, we compare the implied fair value of the goodwill to our carrying amount to determine if there is an impairment loss. Any write-down could have a material adverse effect on our consolidated financial statements. As of March 31, 2011, we had goodwill of $22.9 million. We have determined that there were no indicators of impairment of goodwill as of March 31, 2011.

        Impairment of other long-lived assets.    We periodically review long-lived assets to determine if there is any impairment of these assets. We assess the impairment of these assets, or the need to accelerate amortization, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our long-lived assets and other intangibles. Future events could cause us to conclude that impairment indicators exist and that the assets should be reviewed to determine their fair value. We assess the assets for impairment based on the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset's carrying amount over its fair value. Fair value is generally determined based on a valuation process that provides an estimate of a fair value of these assets using a discounted cash flow model, which includes many assumptions and estimates. Once the valuation is determined, we will write-down these assets to their determined fair value, if necessary. Any write-down could have a material adverse effect on our consolidated financial statements.

        Stock-based compensation.    Prior to January 1, 2006, we accounted for stock-based compensation for stock options awarded to employees and directors under ASC 718 (previously Accounting Principles Board, or APB, No. 25), Accounting for Stock Issued to Employees, and had elected the disclosure only alternative under ASC 718 (previously Statement of Financial Accounting Standards, or SFAS, No. 123), Accounting for Stock-Based Compensation.

        Effective January 1, 2006, we adopted ASC 718 (previously SFAS No. 123(R)), Share-based Payment. ASC 718 supersedes APB No. 25 and related interpretations. ASC 718 requires all stock-based compensation to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable service period. We adopted this statement using the prospective transition method, which does not result in restatement of our previously issued financial statements and requires only new awards or awards that are modified, repurchased or canceled after the effective date to be accounted for under the provisions of ASC 718. These costs will be recognized on a straight-line basis over the requisite service period for all time-based vested awards. We continue to account for stock-based awards granted prior to January 1, 2006 following the provisions of ASC 718.

        For stock-based awards subsequent to January 1, 2006, we estimate the fair value of the stock-based awards, including stock options, using the Black-Scholes valuation model. Determining the fair value of stock-based awards requires the use of highly subjective assumptions, including the expected term of the award and expected stock price volatility. The assumptions used in calculating the fair value of stock-based awards granted in 2007, 2008, 2009, 2010 and 2011 are set forth below:

	2007	2008	2009	2010	2011
Expected dividend yield	0%	0%	0%	0%	0%
Risk-free interest rate	3.53% - 4.29%	2.93% - 3.73%	2.06% - 2.52%	1.80% - 2.87%	2.16% - 2.60%
Expected term (in years)	5.0 to 6.1 years	6.1 years	6.1 years	5.5 to 6.1 years	5.5 to 6.1 years
Volatility	73%	60.40% - 61.05%	65.98% - 70.63%	62.51% - 64.67%	59.38% - 60.89%

        The assumptions used in determining the fair value of stock-based awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and we use different assumptions, our stock-based compensation could be materially different in the future. The risk-free interest rate used for each grant is based on a U.S. Treasury instrument with a term similar to the expected term of the stock-based award. The expected term of options has been estimated utilizing the vesting period of the option, the contractual life of the option and our option exercise history. Because there has been no public market for our common stock prior to this offering, we lacked company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on that of publicly traded peer companies, and we expect to continue to use this methodology until such time as we have adequate historical data regarding the volatility of our publicly traded stock price. Also, ASC 718 requires that we recognize compensation expense for only the portion of options that are expected to vest. Accordingly, we have estimated expected forfeitures of stock options upon the adoption of ASC 718 based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

        The following table summarizes by grant date the number of shares of common stock subject to stock options granted during the year ended December 31, 2010 and to date in 2011, the per share exercise price of those options and the per share estimated fair value of those options on each grant date:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options (1)	Per Share Estimated Fair Value of Options (2)
April 16, 2010	1,471,946	$4.72	$2.87
May 27, 2010	20,046	4.72	2.85
July 28, 2010	25,113	4.72	2.79
September 8, 2010	48,470	4.72	2.75
January 28, 2011	1,684,741	5.99	3.45
April 1, 2011	132,267	7.01	4.05
April 27, 2011	26,240	7.26	4.17
July 11, 2011	134,866	10.00	5.66

(1)
The Per Share Exercise Price of Options column represents the determination by our board of directors of the market value of our common stock on the date of grant, as determined by taking into account our most recently available valuation of our common stock.

(2)
The Per Share Estimated Fair Value of Options column was estimated for the date of grant using the Black-Scholes valuation model. This model estimates the fair value by applying a series of factors, including the exercise price of the option, a risk free interest rate, the expected term of the option, expected share price volatility of the underlying common stock and expected dividends on the underlying common stock.

        Our board of directors engaged Shasta Partners, LLC, or Shasta, an independent valuation specialist, to prepare third-party valuations of our common stock as of April 12, 2010, December 31, 2010, January 28, 2011, April 1, 2011 and April 27, 2011 in connection with our stock option grants. We believe that the valuation methodologies used in Shasta's contemporaneous valuations are reasonable and consistent with the AICPA Technical Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," which we refer to as the AICPA Practice Aid.

April 12, 2010 valuation

        In March 2010, we engaged Shasta to prepare a fair market valuation of our common stock as of April 12, 2010. Due to our improved financial results and indications of improvement in the market for initial public offerings in general, the possibility of an initial public offering was now greater than in the past. Accordingly, Shasta used the probability-weighted expected return method, which we refer to as the PWER method, as outlined in the AICPA Practice Aid. Under the PWER method, shares of preferred stock and common stock are valued separately based on the probability-weighted average expected future returns, considering various future outcomes of our operations and liquidity events. Shasta analyzed this in two scenarios: a Continuing Operations Scenario and an IPO Scenario, and the results of these two scenarios were weighted to arrive at the final valuation, as described further below.

        Under the Continuing Operations Scenario, Shasta considered three different approaches to determine fair value and then applied a weighting to each approach to determine its estimate of fair value. The three approaches were the market approach, income approach and company-specific approach, each of which is discussed in more detail below.

        The market approach deployed by Shasta was based on comparable public company analysis, as well as analysis of comparable merger and acquisition transactions. Shasta researched a set of 9 public companies that it deemed to be comparable and, based on a review of their collective financial information, derived several different multiples of total enterprise value to revenue of this group of companies, and applied those ratios to our revenue to create an estimate of total enterprise value based on the comparable public companies. Additionally, Shasta analyzed 47 then-recently announced acquisitions of comparable companies to calculate acquisition multiples and applied those ratios to our revenue to create an estimate of total enterprise value based on the comparable acquisition transactions. The market approach was given a 75% weighting in the final determination of enterprise value for the Continuing Operations Scenario.

        The income approach was based on a discounted cash flow analysis, using a five-year model of future cash flows based on our financial projections at the time and an assumed terminal value at the end of the fifth year. The projected cash flow was discounted to present value using a discount rate of approximately 20%, with the discount rate based on the typical average rates of return required for venture capital investors for private companies at a similar stage of development to us. The income approach was given a 15% weighting in the final determination of enterprise value for the Continuing Operations Scenario.

        The company-specific approach was based on the valuation of our company at our most recent equity financing event, which was the sale of series F redeemable convertible preferred stock in July 2008. The company-specific approach was given a 10% weighting in the final determination of enterprise value for the Continuing Operations Scenario.

        The results of these approaches were weighted as indicated above to determine the estimated enterprise value of our company as of April 12, 2010 under the Continuing Operations Scenario. From that, our net debt was subtracted, and the fair value of the preferred stock was estimated by analyzing the liquidation preferences applicable to the preferred stockholders. The remaining value was then allocated to the common stock and, from that value, a lack of marketability discount of approximately 15% was applied, resulting in a value of approximately $4.61 per share as of April 12, 2010 under the Continuing Operations Scenario.

        Under the IPO Scenario, Shasta assumed a range of valuations for our company based on our projected revenue for the year ended December 31, 2010 using prevailing market multiples at that time. Shasta subtracted from this an initial public offering discount, which was estimated at 15%, and deducted the value of our indebtedness (net of cash). Shasta then attributed value to the initial public offering investors and existing preferred and common stockholders, and divided the value attributable to our existing preferred and common stockholders by the number of fully-diluted common share equivalents outstanding as of the valuation date to arrive at an implied price per share of common stock. Shasta averaged the results of the range of valuations for our company based on our projected revenue, which resulted in a valuation under the IPO Scenario of $4.79 per share as of April 12, 2010.

        The results of the Continuing Operations Scenario and the IPO Scenario were weighted equally, resulting in a value of approximately $4.72 per share as of April 12, 2010 compared to the most recently determined fair value of our common stock by our board of directors of approximately $3.06 per share as of December 22, 2009. In light of the continued increased strength in the public markets during the first quarter of 2010 and our intention of making the initial filing of the registration statement of which this prospectus is a part, our board of directors believed that this increase in the estimated fair value of our common stock as compared to December 22, 2009 was appropriate.

     Stock option grants on April 16, 2010

        Our board of directors granted stock options on April 16, 2010, with each option having an exercise price of $4.72 per share. In line with the AICPA Practice Aid, our board referenced Shasta's April 12, 2010 valuation and reviewed then-current market conditions and our then-current business metrics to determine if the valuation should be appropriately adjusted. Our board reviewed a number of factors including: the state of the economy, the then-current valuations for comparable software as a service companies and the status of the public markets for initial public offerings of growth technology companies. Our board also considered our improved financial condition, but taking into account our continued net losses through the fourth quarter of 2009, and the annual value of new customer contracts signed in the fourth quarter of 2009. Additionally, our board considered the fact that we would be making the initial filing of the registration statement of which this prospectus is a part on that same date, as well as the then-current volatility in the overall stock market and its potential impact on delaying the completion of our initial public offering. Based on the factors that were reviewed, our board of directors maintained the value determined by Shasta as of April 12, 2010 as the estimated fair value of our common stock.

     Stock option grants on May 27, 2010

        Our board of directors granted stock options on May 27, 2010, with each option having an exercise price of $4.72 per share. In line with the AICPA Practice Aid, our board referenced Shasta's April 12, 2010 valuation and reviewed then-current market conditions and our then-current business metrics to determine if the valuation should be appropriately adjusted. For this purpose, the Shasta valuation considered by the board was the valuation performed by Shasta as of April 12, 2010 and accordingly the assumptions made and the selection and weighting of valuation methodologies employed were unchanged from those utilized in the April 12, 2010 valuation. As it had done with the stock option grants on April 16, 2010, our board reviewed a number of positive, negative and neutral factors, including: the state of the economy, which was considered substantially unchanged since April 12, 2010; the then-current valuations for comparable software as a service companies, which were generally unchanged since April 12, 2010; the status of the public markets for initial public offerings of growth technology companies, which was considered substantially unchanged since April 12, 2010; our financial condition, which generally had improved since April 12, 2010, although we had continued to incur net losses through the first quarter of 2010; the annual value of new customer contracts signed in the first quarter of 2010, which contributed to our perception of our improved financial condition; and the fact that we had made the initial filing of the registration statement of which this prospectus is a part on April 16, 2010, which indicated that our initial public offering had become more likely than on April 12, 2010, tempered by the potential impact of the then-current volatility in the overall stock market which could delay the completion of our initial public offering. Based on the combination of the factors that were reviewed, positive, negative and neutral, our board of directors concluded on May 27, 2010 that the estimated fair value of our common stock had not changed since April 10, 2010 and thus maintained the estimated fair value of our common stock as determined by Shasta as of April 12, 2010.

     Stock option grants on July 28, 2010

        Our board of directors granted stock options on July 28, 2010, with each option having an exercise price of $4.72 per share. In line with the AICPA Practice Aid, our board referenced Shasta's April 12, 2010 valuation and reviewed then-current market conditions and our then-current business metrics to determine if the valuation should be appropriately adjusted. For this purpose, the Shasta valuation considered by the board was the valuation performed by Shasta as of April 12, 2010 and accordingly the assumptions made and the selection and weighting of valuation methodologies employed were unchanged from those utilized in the April 12, 2010 valuation. Our board reviewed a number of positive, negative and neutral factors, including: the state of the economy, which was considered substantially unchanged since April 12, 2010; the then-current valuations for comparable software as a service companies, which were generally unchanged since April 12, 2010; the status of the public markets for initial public offerings of growth technology companies, which was considered to have weakened since April 12, 2010; our financial condition which generally had improved since April 12, 2010, although we had continued to incur net losses through the second quarter of 2010; the annual value of new customer contracts signed in the second quarter of 2010, which contributed to our perception of our improved financial condition; and the fact that we had made progress with our initial public offering by making the initial filing and two subsequent amendments of the registration statement of which this prospectus is a part, tempered by the potential impact of the then-current volatility in the overall stock market which could delay the completion of our initial public offering. Based on the combination of the factors that were reviewed, positive, negative and neutral, our board of directors concluded on July 28, 2010 that the estimated fair value of our common stock had not changed since April 10, 2010 and thus maintained the estimated fair value of our common stock as determined by Shasta as of April 12, 2010.

     Stock option grants on September 8, 2010

        Our board of directors granted stock options on September 8, 2010, with each option having an exercise price of $4.72 per share. In line with the AICPA Practice Aid, our board referenced Shasta's April 12, 2010 valuation and reviewed then-current market conditions and our then-current business metrics to determine if the valuation should be appropriately adjusted. For this purpose, the Shasta valuation considered by the board was the valuation performed by Shasta as of April 12, 2010 and accordingly the assumptions made and the selection and weighting of valuation methodologies employed were unchanged from those utilized in the April 12, 2010 valuation. Our board reviewed a number of positive, negative and neutral factors, including: the state of the economy, which was considered substantially unchanged since April 12, 2010; the then-current valuations for comparable software as a service companies, which were generally unchanged since April 12, 2010; the status of the public markets for initial public offerings of growth technology companies, which remained weak compared to April 2010; our financial condition, which generally had improved since April 12, 2010, although we had continued to incur net losses through the second quarter of 2010; the annual value of new customer contracts signed in the second quarter of 2010 which contributed to our perception of improved financial condition; and the fact that we had made progress with our initial public offering by making the initial filing and three subsequent amendments of the registration statement of which this prospectus is a part, tempered by the likelihood at that time that completion of our initial public offering would be delayed by the then-current volatility in the overall stock market. Based on the combination of the factors that were reviewed, positive, negative and neutral, our board of directors concluded on September 8, 2010 that the estimated fair value of our common stock had not changed since April 10, 2010 and thus maintained the estimated fair value of our common stock as determined by Shasta as of April 12, 2010.

December 31, 2010 valuation

        In January 2011, we engaged Shasta to update its fair market valuation of our common stock as of December 31, 2010. Due to our improved financial results and indications of improvement in the market for initial public offerings in general, the possibility of an initial public offering remained substantial. Accordingly, Shasta used the PWER method, as outlined in the AICPA Practice Aid, as it had for its April 12, 2010 valuation. Under the PWER method, shares of preferred stock and common stock are valued separately based on the probability-weighted average expected future returns, considering various future outcomes of our operations and liquidity events. Shasta analyzed this in two scenarios: a Continuing Operations Scenario and an IPO Scenario, and the results of these two scenarios were weighted to arrive at the final valuation, as described further below.

        Under the Continuing Operations Scenario, Shasta considered the same three different approaches to determine fair value as used in the April 12, 2010 valuation and then applied a weighting to each approach to determine its estimate of fair value. The three approaches were the market approach, income approach and company-specific approach, each of which is discussed in more detail below.

        The market approach deployed by Shasta was based on comparable public company analysis, as well as analysis of comparable merger and acquisition transactions. Shasta researched a set of 17 public companies that it deemed to be comparable and, based on a review of their collective financial information, derived several different multiples of total enterprise value to revenue of this group of companies, and applied those ratios to our revenue to create an estimate of total enterprise value based on the comparable public companies. Additionally, Shasta analyzed 56 then-recently announced acquisitions of comparable companies to calculate acquisition multiples and applied those ratios to our revenue to create an estimate of total enterprise value based on the comparable acquisition transactions. The market approach was given a 75% weighting in the final determination of enterprise value for the Continuing Operations Scenario.

        The income approach was based on a discounted cash flow analysis, using a five-year model of future cash flows based on our financial projections at the time and an assumed terminal value at the end of the fifth year. The projected cash flow was discounted to present value using a discount rate of approximately 20%, with the discount rate based on the typical average rates of return required for venture capital investors for private companies at a similar stage of development to us. The income approach, which yielded a higher estimate of total enterprise value than the income approach as of April 10, 2010, was given a 20% weighting in the final determination of enterprise value for the Continuing Operations Scenario. The increase from the estimate of total enterprise value equal determined under the income approach as of April 10, 2010 was primarily due to an increase in our projected future cash flows as a result of our improved financial results.

        The company-specific approach was based on the valuation of our company at our most recent equity financing event, which was the sale of series F redeemable convertible preferred stock in July 2008. The company-specific approach was given a 5% weighting in the final determination of enterprise value for the Continuing Operations Scenario.

        The results of these approaches were weighted as indicated above to determine the estimated enterprise value of our company as of December 31, 2010 under the Continuing Operations Scenario. From that, our net debt was subtracted, and the fair value of the preferred stock was estimated by analyzing the liquidation preferences applicable to the preferred stockholders. The remaining value was then allocated to the common stock and, from that value, a lack of marketability discount of approximately 15% was applied, resulting in a value of approximately $5.46 per share as of December 31, 2010 under the Continuing Operations Scenario.

        Under the IPO Scenario, Shasta assumed a range of valuations for our company based on our projected revenues for 2011 using prevailing market multiples at that time. Shasta subtracted from this an initial public offering discount which was estimated at 15%, and deducted the value of our indebtedness (net of cash). Shasta then attributed value to the initial public offering investors and existing preferred and common stockholders, and divided the value attributable to our existing preferred and common stockholders by the number of fully-diluted common share equivalents outstanding as of the valuation date to arrive at an implied price per common share. Shasta averaged the results of the range of valuations for our company based on our projected revenues, which resulted in a valuation under the IPO Scenario of approximately $6.09 per share as of December 31, 2010. The valuation determined by Shasta under the IPO Scenario as of December 31, 2010 was higher than the valuation determined by Shasta under the IPO Scenario as of April 10, 2010 primarily because of the increase in our estimated enterprise value and the utilization of higher multiples.

        The results of the Continuing Operations Scenario and the IPO Scenario were weighted equally, resulting in a value of approximately $5.78 per share as of December 31, 2010 compared to a value of approximately $4.72 per share as of April 12, 2010. In light of the increased strength in the public markets during 2010 and the progress we had made with our initial public offering by making the initial filing and three subsequent amendments of the registration statement of which this prospectus is a part, our board of directors determined that this increase in the estimated fair value of our common stock as compared to April 12, 2010 was appropriate.

January 28, 2011 valuation

        In January 2011, we engaged Shasta to update its fair market valuation of our common stock as of January 28, 2011. Shasta used the PWER method, as outlined in the AICPA Practice Aid, as it had for its December 31, 2010 valuation. Under the PWER method, shares of preferred stock and common stock are valued separately based on the probability-weighted average expected future returns, considering various future outcomes of our operations and liquidity events. Shasta analyzed this in two scenarios: a Continuing Operations Scenario and an IPO Scenario, and the results of these two scenarios were weighted to arrive at the final valuation, as described further below.

        Under the Continuing Operations Scenario, Shasta considered the same three different approaches to determine fair value as used in the December 31, 2010 valuation and then applied a weighting to each approach to determine its estimate of fair value. The three approaches were the market approach, income approach and company-specific approach, each of which is discussed in more detail below.

        The market approach deployed by Shasta was based on comparable public company analysis, as well as analysis of comparable merger and acquisition transactions. Shasta researched a set of 17 public companies that it deemed to be comparable, which were the same companies Shasta researched as part of its comparable public company analysis for its December 31, 2010 valuation, and, based on a review of their collective financial information, derived several different multiples of total enterprise value to revenue of this group of companies, and applied those ratios to our revenue to create an estimate of total enterprise value based on the comparable public companies. Additionally, Shasta analyzed 56 then-recently announced acquisitions of comparable companies, which were the same acquisitions that Shasta researched in analyzing comparable acquisition transactions for its December 31, 2010 valuation, to calculate acquisition multiples and applied those ratios to our revenue to create an estimate of total enterprise value based on the comparable acquisition transactions. The market approach was given a 75% weighting in the final determination of enterprise value for the Continuing Operations Scenario.

        The income approach was based on a discounted cash flow analysis, using a five-year model of future cash flows based on our financial projections at the time and an assumed terminal value at the end of the fifth year. The projected cash flow was discounted to present value using a discount rate of approximately 20%, with the discount rate based on the typical average rates of return required for venture capital investors for private companies at a similar stage of development to us. The income approach, which yielded a higher estimate of total enterprise value than the same approach as of April 10, 2010, was given a 20% weighting in the final determination of enterprise value for the Continuing Operations Scenario. The increase from the estimate of total enterprise value equal determined under the income approach as of April 10, 2010 was primarily due to an increase in our projected future cash flows as a result of our HCL acquisition, which we had completed on January 25, 2011.

        The company-specific approach was based on the valuation of our company at our most recent equity financing event, which was the sale of series F redeemable convertible preferred stock in July 2008 at a post-money valuation of $114.9 million. The company-specific approach was given a 5% weighting in the final determination of enterprise value for the Continuing Operations Scenario.

        The results of these approaches were weighted as indicated above to determine the estimated enterprise value of our company as of January 28, 2011 under the Continuing Operations Scenario. From that, our net debt was substracted, and the fair value of the preferred stock was estimated by analyzing the liquidation preferences applicable to the preferred stockholders. The remaining value was then allocated to the common stock and, from that value, a lack of marketability discount of approximately 15% was applied, resulting in a value of approximately $5.39 per share as January 28, 2011 under the Continuing Operations Scenario.

        Under the IPO Scenario, Shasta assumed a range of valuations for our company based on our projected revenues for 2011 using prevailing market multiples at that time. Shasta subtracted from this an initial public offering discount which was estimated at 15%, and deducted the value of our indebtedness (net of cash). Shasta then attributed value to the initial public offering investors and existing preferred and common stockholders, and divided the value attributable to our existing preferred and common stockholders by the number of fully-diluted common share equivalents outstanding as of the valuation date to arrive at an implied price per common share. Shasta averaged the results of the range of valuations for our company based on our projected revenues, which resulted in a valuation under the IPO Scenario of approximately $6.59 per share as of January 28, 2011. The valuation determined by Shasta under the IPO Scenario as of January 28, 2011 was higher than the valuation determined by Shasta under the IPO Scenario as of December 31, 2010 primarily because of the increase in our estimated enterprise value.

        The results of the Continuing Operations Scenario and the IPO Scenario were weighted equally, resulting in a value of approximately $5.99 per share as of January 28, 2011 compared to a value of approximately $5.78 per share as of December 31, 2010. Our board of directors determined that this increase in the estimated fair value of our common stock as compared to December 31, 2010 was appropriate in light of our improved business outlook and the likelihood that we would be able to complete our initial public offering during 2011.

     Stock option grants on January 28, 2011

        Our board of directors granted stock options on January 28, 2011, with each option having an exercise price of $5.99 per share. In line with the AICPA Practice Aid, our board referenced Shasta's contemporaneous January 28, 2011 valuation and, following a review of then-current market conditions and our then-current business metrics, used the value determined by Shasta as of January 28, 2011 of $5.99 as the estimated fair value of our common stock.

April 1, 2011 valuation

        In March through April of 2011, we engaged Shasta to update its fair market valuation of our common stock as of April 1, 2011. Shasta used the PWER method, as outlined in the AICPA Practice Aid, as it had for its January 28, 2011 valuation. Under the PWER method, shares of preferred stock and common stock are valued separately based on the probability-weighted average expected future returns, considering various future outcomes of our operations and liquidity events. Shasta analyzed this in two scenarios: a Continuing Operations Scenario and an IPO Scenario, and the results of these two scenarios were weighted to arrive at the final valuation, as described further below.

        Under the Continuing Operations Scenario, Shasta considered the same three different approaches to determine fair value as used in the January 28, 2011 valuation and then applied a weighting to each approach to determine its estimate of fair value. The three approaches were the market approach, income approach and company-specific approach, each of which is discussed in more detail below.

        The market approach deployed by Shasta was based on comparable public company analysis, as well as analysis of comparable merger and acquisition transactions. Shasta researched a set of 17 public companies that it deemed to be comparable, which were the same companies Shasta researched for its comparable public company analysis for its January 28, 2011 valuation, and, based on a review of their collective financial information, derived several different multiples of total enterprise value to revenue of this group of companies, and applied those ratios to our revenue to create an estimate of total enterprise value based on the comparable public companies. Additionally, Shasta analyzed 62 then-recently announced acquisitions of comparable companies, to calculate acquisition multiples and applied those ratios to our revenue and EBITDA to create an estimate of total enterprise value based on the comparable acquisition transactions. The market approach was given a

75% weighting in the final determination of enterprise value for the Continuing Operations Scenario.

        The income approach was based on a discounted cash flow analysis, using a five-year model of future cash flows based on our financial projections at the time and an assumed terminal value at the end of the fifth year. The projected cash flow was discounted to present value using a discount rate of approximately 20%, with the discount rate based on the typical average rates of return required for venture capital investors for private companies at a similar stage of development to us. The income approach, which yielded a higher estimate of total enterprise value than the same approach as of January 28, 2011, was given a 20% weighting in the final determination of enterprise value for the Continuing Operations Scenario. The increase from the estimate of total enterprise value equal determined under the income approach as of January 28, 2011 was primarily due to an increase in our projected future cash flows as a result of our improved financial results and anticipated future cash flows resulting from our Telwares acquisition, which we had completed on March 16, 2011.

        The company-specific approach was based on the valuation of our company at our most recent equity financing event, which was the sale of series F redeemable convertible preferred stock in July 2008 at a post-money valuation of $114.9 million. The company-specific approach was given a 5% weighting in the final determination of enterprise value for the Continuing Operations Scenario.

        The results of these approaches were weighted as indicated above to determine the estimated enterprise value of our company as of April 1, 2011 under the Continuing Operations Scenario. From that, our net debt was subtracted, and the fair value of the preferred stock was estimated by analyzing the liquidation preferences applicable to the preferred stockholders. The remaining value was then allocated to the common stock and, from that value, a lack of marketability discount of approximately 15% was applied, resulting in a fair value of approximately $6.06 per share as April 1, 2011 under the Continuing Operations Scenario.

        Under the IPO Scenario, Shasta assumed a range of valuations for our company based on our projected revenues for 2011 using prevailing market multiples at that time. Shasta subtracted from this an initial public offering discount which was estimated at 15%, and deducted the value of our indebtedness (net of cash). Shasta then attributed value to the initial public offering investors and existing preferred and common stockholders, and divided the value attributable to our existing preferred and common stockholders by the number of fully-diluted common share equivalents outstanding as of the valuation date to arrive at an implied price per common share. Shasta averaged the results of the range of valuations for our company based on our projected revenues, which resulted in a valuation under the IPO Scenario of approximately $7.99 per share as of April 1, 2011. The valuation determined by Shasta under the IPO Scenario as of April 1, 2011 was higher than the valuation determined by Shasta under the IPO Scenario as of January 28, 2011 primarily because of the increase in our estimated enterprise value and the utilization of higher multiples.

        The results of the Continuing Operations Scenario and the IPO Scenario were weighted equally, resulting in a value of approximately $7.01 per share as of April 1, 2011 compared to a value of approximately $5.99 per share as of January 28, 2011. In light of the increased strength in the public markets during the first quarter of 2011 and our intention to complete our initial public offering during the second quarter of 2011, our board of directors determined that this increase in the estimated fair value of our common stock as compared to January 28, 2011 was appropriate.

     Stock option grants on April 1, 2011

        Our board of directors granted stock options on April 1, 2011, with each option having an exercise price of $7.01 per share. In line with the AICPA Practice Aid, our board referenced Shasta's contemporaneous April 1, 2011 valuation and, following a review of then-current market conditions and our then-current business metrics, used the value determined by Shasta as of April 1, 2011 of $7.01 as the estimated fair value of our common stock.

April 27, 2011 valuation

        In April 2011, we engaged Shasta to update its fair market valuation of our common stock as of April 27, 2011. Shasta used the PWER method, as outlined in the AICPA Practice Aid, as it had for its April 1, 2011 valuation. Under the PWER method, shares of preferred stock and common stock are valued separately based on the probability-weighted average expected future returns, considering various future outcomes of our operations and liquidity events. Shasta analyzed this in two scenarios: a Continuing Operations Scenario and an IPO Scenario, and the results of these two scenarios were weighted to arrive at the final valuation, as described further below.

        Under the Continuing Operations Scenario, Shasta considered the same three different approaches to determine fair value as used in the April 1, 2011 valuation and then applied a weighting to each approach to determine its estimate of fair value. The three approaches were the market approach, income approach and company-specific approach, each of which is discussed in more detail below.

        The market approach deployed by Shasta was based on an analysis of comparable public companies and comparable merger and acquisition transactions. Shasta researched a set of 17 public companies that it deemed to be comparable, which were the same companies Shasta researched for its comparable public company analysis for its April 1, 2011 valuation, and, based on a review of their collective financial information, derived several different multiples of total enterprise value to revenue of this group of companies, and applied those ratios to our revenue to create an estimate of total enterprise value based on the comparable public companies. Additionally, Shasta analyzed 62 then-recently announced acquisitions of comparable companies, to calculate acquisition multiples and applied those ratios to our revenue and EBITDA to create an estimate of total enterprise value based on the comparable acquisition transactions equal to $190.4 million as of April 27, 2011. The market approach was given a 75% weighting in the final determination of enterprise value for the Continuing Operations Scenario.

        The income approach was based on a discounted cash flow analysis, using a five-year model of future cash flows based on our financial projections at the time and an assumed terminal value at the end of the fifth year. The projected cash flow was discounted to present value using a discount rate of approximately 20%, with the discount rate based on the typical average rates of return required for venture capital investors for private companies at a similar stage of development to us. The income approach was given a 20% weighting in the final determination of enterprise value for the Continuing Operations Scenario. The estimate of total enterprise value equal determined under the income approach as of April 27, 2011 was unchanged from April 1, 2011.

        The company-specific approach was based on the valuation of our company at our most recent equity financing event, which was the sale of series F redeemable convertible preferred stock in July 2008. The company-specific approach was given a 5% weighting in the final determination of enterprise value for the Continuing Operations Scenario.

        The results of these approaches were weighted as indicated above to determine the estimated enterprise value of our company as of April 27, 2011 under the Continuing Operations Scenario. From that, our net debt was subtracted, and the fair value of the preferred stock was estimated by analyzing the liquidation preferences applicable to the preferred stockholders. The remaining value was then allocated to the common stock and, from that value, a lack of marketability discount of approximately 15% was applied, resulting in a value of approximately $5.56 per share as April 27, 2011 under the Continuing Operations Scenario.

        Under the IPO Scenario, Shasta assumed a range of valuations for our company based on our projected revenues for 2011 using prevailing market multiples at that time. Shasta subtracted from this an initial public offering discount which was estimated at 15%, and deducted the value of our indebtedness (net of cash). Shasta then attributed value to the initial public offering investors and existing preferred and common stockholders, and divided the value attributable to our existing preferred and common stockholders by the number of fully-diluted common share equivalents outstanding as of the valuation date to arrive at an implied price per common share. Shasta averaged the results of the range of valuations for our company based on our projected revenues, which resulted in a valuation under the IPO Scenario of approximately $7.99 per share as of April 27, 2011. The valuation determined by Shasta under the IPO Scenario as of April 27, 2011 was unchanged from April 1, 2011.

        Because of the increased likelihood that we would be able to complete our initial public offering during the second quarter of 2011, the results of the Continuing Operations Scenario and the IPO Scenario were not weighted equally, as previously done, and instead were weighted 30% for the Continuing Operations Scenario and 70% for the IPO Scenario, resulting in a value of approximately $7.26 per share as of April 27, 2011 compared to a value of approximately $7.01 per share as of April 1, 2011. In light of the continuing strength in the public markets and our intention to complete our initial public offering during the summer of 2011, our board of directors believed that this increase in the estimated fair value of our common stock as compared to April 1, 2011 was appropriate.

     Stock option grants on April 27, 2011

        Our board of directors granted stock options on April 27, 2011, with each option having an exercise price of $7.26 per share. In line with the AICPA Practice Aid, our board referenced Shasta's contemporaneous April 27, 2011 valuation and, following a review of then-current market conditions and our then-current business metrics, used the value determined by Shasta as of April 27, 2011 of $7.26 as the estimated fair value of our common stock.

        On July 11, 2011, we and the underwriters for this offering determined an estimated price range for this offering of $9.00 to $11.00 per share. The midpoint of the price range, $10.00, was an increase of $2.74, or approximately 38%, as compared to our board of directors' determination of fair value per common share on April 27, 2011 of $7.26; the $9.00 low end of the price range was an increase of $1.74. The increase from the April 27, 2011 valuation was primarily the result of the following factors:

  •
  Our and the underwriters' perceptions of significantly increased optimism regarding the market for initial public offerings as well as our and the underwriters' increased expectations that we would complete our initial public offering in the summer of 2011. For example, the number of initial public offerings in the United States increased from 25 in the first quarter of 2011 to 45 in the second quarter, and the number of offerings by technology issuers more than doubled, from 7 in the first quarter of 2011 to 18 in the second quarter, including several initial public offerings that performed extremely well in the aftermarket.

  •
  Under the IPO Scenario used by Shasta in its April 27, 2011 valuation, Shasta assumed a range of valuations for our company based on our projected revenues for 2011. In contrast, the valuation methodologies used in determining the estimated price range for this offering were based on our projected financial results over the period of 2011 to 2012. In addition, as the result of differences in the identities of the comparable public companies identified by Shasta and the underwriters, Shasta used a lower revenue multiple under the IPO Scenario than was used in determining the estimated price range for this offering.

        Under the methodology applied by the board, the board gave a 30% chance that the Company would not go forward with the IPO Scenario used by Shasta in its April 27, 2011 valuation. The Continuing Operations Scenario used by Shasta in its April 27, 2011 valuation generated a lower number than the IPO Scenario, in part because the company-specific approach of the Continuing Operations Scenario considered the valuation of our company at our most recent equity financing event, which was the sale of series F redeemable convertible preferred stock in July 2008. The valuation in our series F financing was not considered as part of the valuation methodologies used in determining the estimated price range for this offering because we and the underwriters did not consider it relevant to the valuation of our company in the public marketplace.

     Stock option grant on July 11, 2011

        Our board of directors granted a stock option on July 11, 2011 at an exercise price of $10.00, the midpoint of the estimated price range for this offering determined by us and the underwriters on that date, which our board determined to be the estimated fair value of our common stock on the date of grant.

        Common Stock Warrant.    We accounted for the shares of common stock issuable upon exercise of a warrant that we issued to IBM in accordance with ASC 505, Equity-Based Payments to Non-Employee. We issued the warrant to IBM in connection with the entry into a five-year strategic relationship agreement. Under the terms of the agreement, certain shares of common stock underlying the warrant vested at the time the agreement was signed, which we valued using the Black-Scholes valuation model at the time of the signing of the agreement and recorded the amount to equity and to intangible assets. Additional shares of common stock underlying the warrant will vest based on the achievement of specified contractual billing thresholds over a three-year period. In June 2011, we amended the terms of the warrant to change the number of shares that are subject to vesting and the thresholds for achieving vesting. Under the terms of the amendment, certain shares of common stock underlying the warrant vested at the time the amendment was signed. These shares will be valued using the Black-Scholes valuation model based on inputs as of the time of the signing of the amendment. Additional shares of common stock underlying the warrant will vest based on the achievement of specified contractual annual recurring revenue thresholds over a period from June 8, 2011 to June 30, 2012. We will evaluate on a quarterly basis the probability of IBM vesting in any additional warrant shares and to the extent we deem it probable that additional shares will vest, we will record the fair value of the additional shares to intangible assets and non-current liabilities using a Black-Scholes valuation model and mark to market each quarter thereafter until such time as those warrants shares are actually earned and vest. In the first quarter of 2010, we began to amortize the asset, with the related charge recorded as contra-revenue. The related charge to revenue was in proportion to expected revenue from the agreement.

        Preferred Stock Warrants.    In connection with our acquisition of Traq and various financing arrangements, we issued warrants to purchase redeemable convertible preferred stock. In accordance with ASC 480, Distinguishing Liabilities from Equity, we classify these warrants as a liability on our consolidated balance sheet, and each reporting period the carrying value of the warrants is adjusted to its then-current fair value, with any resulting gain or loss reflected in the consolidated statement of operations as a component of "(Increase) decrease in fair value of warrants for redeemable convertible preferred stock". Upon the completion of this offering, all warrants to purchase redeemable convertible preferred stock will be converted to warrants to purchase common stock.

        Income Taxes.    We are subject to income taxes in the United States, and we use estimates in determining our income tax provisions. We account for income taxes in accordance with ASC 740, Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under ASC 740, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates.

        We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2010, we had a full valuation allowance against substantially all our deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

        Effective January 1, 2009, we adopted ASC 740, Accounting for Uncertainty in Income Taxes. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

        We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

        Allowances for Bad Debt.    We estimate and record allowances for potential bad debts and customer credits based on factors such as the write-off percentages, the current business environment and known concerns within our accounts receivable balances.

        The allowance for bad debts is our estimate of bad debt expense that could result from the inability or refusal of our customers to pay for our services. Additions to the estimated allowance for bad debts are recorded as an increase in general and administrative expense and are based on factors such as historical write-off percentages, the current business environment and the known concerns within the current aging of accounts receivable. Reductions in the estimated allowance for bad debts due to subsequent cash recoveries are recorded as a decrease in general and administrative expenses. As specific bad debts are identified, they are written-off against the previously established estimated allowance for bad debts and have no impact on operating expenses. This allowance also includes our estimate of adjustments for services that do not meet our customers' requirements. Additions to the estimated allowance for customer credits are recorded as a reduction in revenue and are based on a customer by customer basis of known concerns within the current aging. Reductions in the estimated allowance for customer credits are recorded as an increase in revenue. As specific customer credits are identified, they are written-off against the previously established estimated allowance for customer credits and have no impact on revenue.

        If there is a decline in the general economic environment that negatively affects the financial condition of our customers or an increase in the number of customers that are dissatisfied with our software or services, additional estimated allowances for bad debts and customer credits may be required and the impact on our consolidated financial statements could be material.

Results of Operations

        The following table sets forth selected statements of operations data for the periods indicated. These results of operations are not necessarily indicative of the consolidated results of operations that will be achieved in any future period.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(dollars in thousands)
Statement of Operations Data:
Revenue:
Recurring technology and services	$27,839	$46,005	$57,703	$13,260	$19,927
Strategic consulting, software licenses and other	9,687	9,912	10,771	2,695	2,414

Total revenue	37,526	55,917	68,474	15,955	22,341

Cost of revenue:
Recurring technology and services	14,720	20,538	26,349	5,782	9,057
Strategic consulting, software licenses and other	3,043	4,360	3,874	1,301	1,272

Total cost of revenue (1)	17,763	24,898	30,223	7,083	10,329

Gross profit	19,763	31,019	38,251	8,872	12,012
Operating expense:
Sales and marketing (1)	7,824	9,793	12,281	2,779	3,698
General and administrative (1)	9,134	9,547	11,709	2,588	3,736
Research and development (1)	5,849	8,070	9,321	2,265	2,862
Depreciation and amortization	2,709	3,537	3,529	871	1,008

(Loss) income from operations	(5,753)	72	1,411	369	708
Other income (expense), net
Interest expense	(1,163)	(2,224)	(2,007)	(543)	(659)
Interest income	46	46	19	11	4
Increase in fair value of warrants for redeemable convertible preferred stock	(66)	(184)	(884)	(648)	(540)
Other income	—	—	3	—	—

Loss before income tax provision	(6,936)	(2,290)	(1,458)	(811)	(487)
Income tax provision	23	264	294	64	126

Net loss	$(6,959)	$(2,554)	$(1,752)	$(875)	$(613)

(1)
Includes stock-based compensation as follows:

Cost of revenue	$51		$115	$323	$31	$149
Sales and marketing	141		216	425	56	173
General and administrative	1,695	(a)	329	1,032	97	472
Research and development	41		89	148	25	41

	$1,928		$749	$1,928	$209	$835

(a) Includes $1.4 million related to the repurchase of certain shares of common stock from several employees.

        The following table sets forth selected statements of operations data for each of the periods indicated as a percentage of total revenue.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
Statement of Operations Data:
Revenue:
Recurring technology and services	74%	82%	84%	83%	89%
Strategic consulting, software licenses and other	26%	18%	16%	17%	11%

Total revenue	100%	100%	100%	100%	100%

Cost of revenue:
Recurring technology and services	39%	37%	38%	36%	41%
Strategic consulting, software licenses and other	8%	8%	6%	8%	6%

Total cost of revenue	47%	45%	44%	44%	46%

Gross profit	53%	55%	56%	56%	54%
Operating expense:
Sales and marketing	21%	18%	18%	17%	17%
General and administrative	24%	17%	17%	16%	17%
Research and development	16%	14%	14%	14%	13%
Depreciation and amortization	7%	6%	5%	5%	5%

(Loss) income from operations	(15)%	0%	2%	2%	3%
Other income (expense), net
Interest expense	(3)%	(4)%	(3)%	(3)%	(3)%
Interest income	0%	0%	0%	0%	0%
Increase in fair value of warrants for redeemable convertible preferred stock	0%	0%	(1)%	(4)%	(2)%
Other income	0%	0%	0%	0%	0%

Loss before income tax provision	(18)%	(4)%	(2)%	(5)%	(2)%
Income tax provision	0%	0%	0%	0%	0%

Net loss	(19)%	(5)%	(3)%	(5)%	(3)%

Three Months Ended March 31, 2010 and 2011

        The following table presents our components of revenue for the periods presented:

     Revenue

	Three Months Ended March 31,		Change
(in thousands, except percentages)	2010	2011	$	%
Recurring technology and services	$13,260	$19,927	$6,667	50%
Strategic consulting, software licenses and other	2,695	2,414	(281)	(10)%

Total revenue	$15,955	$22,341	$6,386	40%

        The increase in recurring technology and services revenue was primarily related to a $3.9 million increase in customer revenue unrelated to our acquisitions of HCL and Telwares, principally attributable to the 99 new customers added during the year ended December 31, 2010, as well as increased revenues from the other existing customers in our fixed and mobile businesses. The acquisitions of HCL and Telwares contributed the remaining $2.8 million of the $6.7 million overall increase. As of March 31, 2011, we had more than 615 end customers.

        The decrease in strategic consulting, software licenses and other revenue was primarily due to decreases of $136,000 in strategic sourcing revenue (which is net of a $148,000 increase in strategic sourcing revenue attributable to customers acquired in the HCL acquisition), $130,000 in software licenses revenue and $102,000 in activation revenue. These decreases were partially offset by an increase in consulting and other revenues of $86,000.

     Cost of Revenue and Gross Profit

        The following table presents our cost of revenue and gross profit for the periods presented:

	Three Months Ended March 31,		Change
(in thousands, except percentages)	2010	2011	$	%
Recurring technology and services	$5,782	$9,057	$3,275	57%
Strategic consulting, software licenses and other	1,301	1,272	(29)	(2)%

Total cost of revenue	$7,083	$10,329	$3,246	46%

Gross profit	$8,872	$12,012	$3,140	35%

Gross margin	56%	54%

        As a percentage of recurring technology and services revenue, recurring technology and services cost of revenue increased to 45% for the three months ended March 31, 2011 as compared to 44% for the three months ended March 31, 2010. This increase as a percentage of revenue was primarily due to increased costs associated with implementing new customers with revenue being recognized later. The $3.3 million increase in absolute dollars was primarily due to an increase in personnel-related costs, including salary and other compensation-related costs, of $2.4 million (of which $1.6 million was attributable to the HCL and Telwares acquisitions), an increase of $436,000 in outside contractor costs (which is net of a $493,000 increase attributable to the acquisitions) and other infrastructure costs of $375,000 (of which $164,000 was attributable to the acquisitions). The increases in personnel-related, outside contractor and other infrastructure costs excluding the effects of the two acquisitions were primarily attributable to providing support for customer growth in our recurring technology and services business.

        As a percentage of strategic consulting, software licenses and other revenue, strategic consulting, software licenses and other cost of revenue increased to 53% for the three months ended March 31, 2011 as compared to 48% for the three months ended March 31, 2010. The increase as a percentage of revenue was attributable to lower software license and activation revenues, which have higher profit margins. On an absolute dollars basis, strategic consulting, software licenses and other cost of revenues for the three months ended March 31, 2011 was comparable to the same period in the prior year.

        Gross profit increased in absolute dollars to $12.0 million for the three months ended March 31, 2011 as compared to $8.9 million for the three months ended March 31, 2010 while it decreased as a percentage of revenue to 54% for the three months ended March 31, 2011 from 56% for the same period in the prior year. The increase in gross profit in absolute dollars was primarily due to increased revenue. The decrease in gross margin was primarily due to the HCL and Telwares acquisitions, as those businesses have historically operated with lower gross margins than ours.

     Operating Expense

        The following table presents our components of operating expense for the periods presented:

	Three Months Ended March 31,
	2010		2011
					Change
		% of Revenue		% of Revenue
(in thousands, except percentages)	Amount		Amount		$	%
Sales and marketing	$2,779	17%	$3,698	17%	$919	33%
General and administrative	2,588	16	3,736	17	1,148	44
Research and development	2,265	14	2,862	13	597	26
Depreciation and amortization	871	5	1,008	5	137	16

Total operating expense	$8,503	53%	$11,304	51%	$2,801	33%

        Sales and marketing expense.    The increase in absolute dollars was primarily due to increases in personnel-related costs, including salary and other compensation-related costs of $875,000 (of which $103,000 was attributable to the HCL and Telwares acquisitions), as we increased the number of direct and indirect sales force employees to accommodate growth in sales opportunities, increases in travel-related costs and other sales and marketing expenses of $112,000 and increases in lead generation and trade show expense of $50,000. These increases were partially offset by lower contractor costs of $118,000.

        General and administrative expense.    The increase in absolute dollars was primarily attributable to an increase in personnel-related costs, including salary and other compensation-related costs, of $763,000 (of which $60,000 was attributable to the HCL and Telwares acquisitions), which included an increase of $375,000 in stock-based compensation expense resulting from our grant of stock options covering 3.3 million shares between April 2010 and January 2011, an increase in facility, equipment and communications costs of $340,000 (of which $213,000 was attributable to the acquisitions) and an increase in legal fees of $137,000 (of which $96,000 was attributable to the acquisitions). These increases were slightly offset by a decrease in outside contractor costs of $64,000 and a decrease in accounting and other professional fees of $57,000.

        Research and development expense.    The increase in absolute dollars was primarily attributable to an increase in personnel-related costs, including salary and other compensation-related costs, of $471,000 (of which $84,000 was attributable to the HCL and Telwares acquisitions) and an increase in outside contractor costs of $113,000. The higher costs were primarily the result of an initiative to enhance the functionality of our products and to further document the current processes and improve our ability to scale to increased demand.

        Depreciation and amortization expense.    The increase in absolute dollars was due to an increase in amortization expense of $97,000 and an increase in depreciation expense of $40,000. The increase in amortization expense was primarily due to higher intangible assets as result of the HCL and Telwares acquisitions. The increase in depreciation expense was primarily due to an increase in capital expenditures to support our overall growth.

     Other Income (Expense), Net

	Three Months Ended March 31,		Change
(in thousands, except percentages)	2010	2011	$	%
Interest expense	$(543)	$(659)	$(116)	21%
Interest income	11	4	(7)	(64)%
Increase in fair value of warrants for redeemable convertible preferred stock	(648)	(540)	108	(17)%

        Interest Expense.    The increase in interest expense was primarily due to higher average debt balances and increased amortization of debt discounts as a result of the debt related to the HCL and Telwares acquisitions.

        Interest Income.    The decrease in interest income was the result of the repayment in April 2010 of a promissory note previously issued to us by one of our executive officers upon that executive's payment in full of all amounts outstanding under the note.

        Increase in fair value of warrants to purchase redeemable convertible preferred stock.    The net increase in the fair value of warrants to purchase redeemable convertible preferred stock for the three months ended March 31, 2011 was $540,000 as compared to $648,000 in the same period in the prior year. The decrease was the result of a smaller increase in the fair value of the underlying shares of preferred stock during the three months ended March 31, 2011 as compared to the same period in the prior year. Upon completion of this offering, all warrants to purchase redeemable convertible preferred stock will be converted to warrants to purchase common stock.

        Income tax provision.    Our income tax provision increased $62,000 to $126,000 for the three months ended March 31, 2011 as compared to $64,000 for the three months ended March 31, 2010. The increase was due to our incurring the federal Alternative Minimum Tax during the three months ended March 31, 2011 as a result of using a portion of our net operating loss carryforwards to offset taxable income, an increase in our deferred income taxes related to the two acquisitions we completed during the three months ended March 31, 2011 and higher state income taxes. We expect to continue to incur the federal Alternative Minimum Tax in future periods until we have exhausted our available net operating loss carryforwards.

Years Ended December 31, 2009 and 2010

        The following table presents our components of revenue for the periods presented:

     Revenue

	Year Ended December 31,		Change
(in thousands, except percentages)	2009	2010	$	%
Recurring technology and services	$46,005	$57,703	$11,698	25%
Strategic consulting, software licenses and other	9,912	10,771	859	9%

Total revenue	$55,917	$68,474	$12,557	22%

        The increase in recurring technology and services revenue was primarily related to a $11.7 million increase in customer revenue, principally attributable to adding 99 new customers during the year ended December 31, 2010, as well as increased revenues from our existing customers in our fixed and mobile businesses. As of December 31, 2010, we had more than 495 end customers.

        The increase in strategic consulting, software licenses and other revenue was primarily due to growth in consulting services revenue of $978,000, software license fees of $327,000, activation fees of $265,000 and other revenue of $118,000, partially offset by a decrease in strategic sourcing revenue of $712,000.

     Cost of Revenue and Gross Profit

        The following table presents our cost of revenue and gross profit for the periods presented:

	Year Ended December 31,		Change
(in thousands, except percentages)	2009	2010	$	%
Recurring technology and services	$20,538	$26,349	$5,811	28%
Strategic consulting, software licenses and other	4,360	3,874	(486)	(11)%

Total cost of revenue	$24,898	$30,223	$5,325	21%

Gross profit	$31,019	$38,251	$7,232	23%

Gross margin	55%	56%

        As a percentage of recurring technology and services revenue, recurring technology and services cost of revenue increased to 46% for 2010 as compared to 45% for 2009. This increase as a percentage of revenue was primarily due to increased costs associated with implementing new customers with the associated revenue being recognized later. The $5.8 million increase in absolute dollars was primarily due to an increase in personnel-related costs, including salary and other compensation-related costs of $5.5 million, an increase in travel-related costs of $245,000 and an increase in other infrastructure costs of $290,000, partially offset by lower hosting costs of $225,000. The increase in personnel-related costs and travel-related costs was directly attributable to supporting customer growth in our existing recurring technology and services business. The decrease in hosting costs was directly attributable to the consolidation of multiple hosting facilities.

        As a percentage of strategic consulting, software licenses and other revenue, strategic consulting, software licenses and other cost of revenue decreased to 36%, or by $486,000, for 2010 as compared to 44% for 2009. This decrease as a percentage of revenue was primarily due to increased software license fee and activation fee revenue with no incremental cost increase as a result of these costs being relatively fixed. The decrease in absolute dollars for 2010 as compared to 2009 was primarily due to a decrease in strategic sourcing personnel-related costs, including salary and other compensation-related costs of $543,000. This decrease was primarily due to audit personnel being transferred to recurring technology and service roles as a result of a decrease in audit revenue.

        Gross profit increased to $38.3 million, or 56%, for 2010 as compared to $31.0 million, or 55%, for 2009, primarily due to increased revenue.

     Operating Expense

        The following table presents our components of operating expense for the periods presented:

	Year Ended December 31,
	2009		2010
					Change
		% of Revenue		% of Revenue
(in thousands, except percentages)	Amount		Amount		$	%
Sales and marketing	$9,793	18%	$12,281	18%	$2,488	25%
General and administrative	9,547	17	11,709	17	2,162	23%
Research and development	8,070	14	9,321	14	1,251	16%
Depreciation and amortization	3,537	6	3,529	5	(8)	0%

Total operating expense	$30,947	55%	$36,840	54%	$5,893	19%

        Sales and marketing expense.    The increase in absolute dollars was primarily due to an increase in personnel-related costs, including salary and other compensation-related costs of $1.7 million, as we increased the number of direct and indirect sales force employees to accommodate the growth in sales opportunities and an increase in contractor costs of $706,000, which was primarily attributable to charges pursuant to an agreement with a strategic partner, and an increase in trade show costs of $134,000, slightly offset by lower lead generation fees of $151,000, as we are developing leads internally as opposed to contracting with an outside firm.

        General and administrative expense.    The increase in absolute dollars was primarily due to an increase in personnel-related costs, including salary and other compensation-related costs of $1.6 million attributable to increased general and administrative employees to support our overall growth, higher facility, communications and equipment costs of $283,000 and an increase in professional fees, including legal and accounting fees of $238,000.

        Research and development expense.    The increase in absolute dollars was primarily due to higher personnel-related costs, including salary and other compensation-related costs of $1.1 million, and increased outside contractor costs of $64,000. The higher costs were part of an initiative to enhance the functionality of our products and to further document the current processes and improve our ability to scale to increased demand.

        Depreciation and amortization expense.    Depreciation and amortization expense for 2010 was comparable to depreciation and amortization expense for 2009.

     Other Income (Expense), Net

	Year Ended December 31,		Change
(in thousands, except percentages)	2009	2010	$	%
Interest expense	$(2,224)	$(2,007)	$217	(10)%
Interest income	46	19	(27)	(59)%
Increase in fair value of warrants for redeemable convertible preferred stock	(184)	(884)	(700)	380%
Other income	—	3	3	*

*
Not meaningful

        Interest expense.    The decrease in interest expense was primarily due to a decrease in average debt balance in 2010.

        Interest income.    The decrease in interest income was the result of the repayment in April 2010 of a promissory note previously issued to us by one of our executive officers upon that executive's payment in full of all amounts outstanding under the note.

        Increase in fair value of warrants to purchase redeemable convertible preferred stock.    The net increase in the fair value of warrants to purchase redeemable convertible preferred stock for 2010 was $884,000, an increase of $0.77 (equivalent to $2.71 per common share on a post-split, as-converted basis) per warrant over the net increase in the fair value of warrants to purchase redeemable convertible preferred stock for 2009. The increase was primarily due to the increase in the value of the underlying shares of preferred stock. Upon the completion of this offering, all warrants to purchase redeemable convertible preferred stock will be converted to warrants to purchase common stock.

     Income Tax Provision

        Our income tax provision increased to $294,000 in 2010 due primarily to our incurring the federal Alternative Minimum Tax during 2010 as a result of using a portion of our net operating loss carryforwards to offset taxable income. We expect to continue to incur the federal Alternative Minimum Tax in future years until we have exhausted our available net operating loss carryforwards.

Years Ended December 31, 2008 and 2009

        The following table presents our components of revenue for the years presented:

     Revenue

	Year Ended December 31,		Change
(in thousands, except percentages)	2008	2009	$	%
Recurring technology and services	$27,839	$46,005	$18,166	65%
Strategic consulting, software licenses and other	9,687	9,912	225	2

Total revenue	$37,526	$55,917	$18,391	49%

        The increase in recurring technology and services revenue was due, in part, to the acquisitions of ISG and InterNoded in 2008, which accounted for $9.5 million of the $18.2 million increase. The remaining growth of $8.7 million was primarily due to growth from new customers.

        The increase in strategic consulting, software licenses and other revenue was primarily due to growth in software licenses of $298,000 and strategic sourcing of $488,000, partly offset by lower fees on activations and other revenue of $601,000. The increase in software license fees of $298,000 was due to some customers switching from a subscription-based license fee to buying a license on a perpetual basis and, to a lesser extent, incremental license fee revenue from the acquisition of InterNoded in 2008.

     Cost of Revenue and Gross Profit

        The following table presents our cost of revenue and gross profit for the years presented:

	Year Ended December 31,		Change
(in thousands, except percentages)	2008	2009	$	%
Recurring technology and services	$14,720	$20,538	$5,818	40%
Strategic consulting, software licenses and other	3,043	4,360	1,317	43

Total cost of revenue	$17,763	$24,898	$7,135	40%

Gross profit	$19,763	$31,019	$11,256	57%
Gross margin	53%	55%

        As a percentage of recurring technology and services revenue, recurring technology and services cost of revenue decreased to 45% in 2009 as compared to 53% in 2008, primarily due to more efficient utilization of customer product support operations and the acquisition of ISG in 2008. The $5.8 million increase in absolute dollars was primarily due to an increase in personnel-related costs, including salary and other compensation-related costs of $5.1 million and higher technology and hosting costs of $596,000. These increases were directly attributable to our acquisitions of ISG and InterNoded in 2008 and supporting customer growth in our existing recurring technology and services business.

        As a percentage of strategic consulting, software licenses and other revenue, strategic consulting, software licenses and other cost of revenue increased to 44%, or by $1.3 million, in 2009 as compared to 31% in 2008. The increase as a percentage of revenue and in absolute dollars was primarily due to an increase in personnel-related costs, including salary and other compensation-related costs of $1.2 million, as we increased our headcount to accommodate the current and future growth in our contract negotiation and bill audit businesses.

        Gross profit increased to $31.0 million, or 57%, in 2009 as compared to $19.8 million for 2008, primarily due to increased revenue.

     Operating Expense

        The following table presents our components of operating expense for the years presented:

	Year Ended December 31,
	2008		2009		Change
(in thousands, except percentages)	Amount	% of Revenue	Amount	% of Revenue	$	%
Sales and marketing	$7,824	21%	$9,793	18%	$1,969	25%
General and administrative	9,134	24	9,547	17	413	5
Research and development	5,849	16	8,070	14	2,221	38
Depreciation and amortization	2,709	7	3,537	6	828	31

Total operating expense	$25,516	68%	$30,947	55%	$5,431	21%

        Sales and marketing expense.    The increase in absolute dollars was primarily due to an increase in personnel-related costs, including salary and other compensation-related costs of $1.9 million, as we increased the number of sales and marketing employees to accommodate the growth in sales leads and our expanded marketing efforts.

        General and administrative expense.    The increase in absolute dollars was primarily due to an increase in personnel-related costs, including salary and other compensation-related costs of $630,000, of which $233,000 related to our acquisitions in 2008 and $397,000 was attributable to increased general and administrative employees to support our overall growth, and higher facility and communications costs of $620,000 as a result of our acquisitions in 2008, partly offset by a compensation charge of $1.4 million recorded in 2008 related to the repurchase of certain shares of common stock from several employees.

        Research and development expense.    The increase in absolute dollars was primarily due to higher personnel-related costs, including salary and other compensation-related costs of $2.2 million, as a result of our acquisitions in 2008.

        Depreciation and amortization expense.    The increase in absolute dollars was primarily due to higher depreciation expense of $215,000 due to an increase in capital expenditures to support our overall growth. Amortization expense increased $613,000 primarily due to higher intangible assets as a result of our acquisitions in 2008.

     Other Income (Expense), Net

	Year Ended December 31,		Change
(in thousands, except percentages)	2008	2009	$	%
Interest expense	$(1,163)	$(2,224)	$(1,061)	91%
Interest income	46	46	—	0
Increase in fair value of warrants for redeemable convertible preferred stock	(66)	(184)	(118)	179

        Interest expense.    The increase was primarily due to higher average debt balance in 2009 as a result of borrowings related to our acquisition of ISG in 2008.

        Interest income.    Interest income was less than $100,000 for both 2009 and 2008, reflecting similar average invested cash balance and interest rates for both periods.

        Increase in fair value of warrants to purchase redeemable convertible preferred stock.    The net increase in the fair value of warrants to purchase redeemable convertible preferred stock for 2009 was $184,000, an increase of $0.12 (equivalent to $0.42 per common share on a post-split, as-converted basis) per warrant, or 179%, over the net increase in the fair value of warrants to purchase redeemable convertible preferred stock for 2008. The increase was primarily due to the increase in the value of the underlying shares of preferred stock. Upon the completion of this offering, all warrants to purchase redeemable convertible preferred stock will be converted to warrants to purchase common stock.

     Income Tax Provision

        Our income tax provision increased to $264,000 in 2009 because of an increase in deferred income taxes resulting from two acquisitions we completed in the second half of 2008, an increase in our state income taxes resulting primarily from the impact of a tax law change in one state and lower state research and development tax credits recognized in 2009. The deferred income tax component of our provision for income taxes resulted from the different book and tax treatment for goodwill and other indefinite-lived assets. For tax purposes, goodwill and indefinite-lived assets are subject to annual amortization, while they are not amortized for book purposes.

Quarterly Results of Operations

        The following table sets forth our unaudited operating results for each of the nine quarters in the period from January 1, 2009 to March 31, 2011. This information is derived from our financial statements, which in the opinion of management contain all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair statement of such financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of results to be expected in future periods. You should read this data together with our financial statements and the related notes included elsewhere in this prospectus.

	For the Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
	(dollars in thousands)
Operations Data:
Revenue:
Recurring technology and services	$11,003	$11,080	$11,554	$12,368	$13,260	$13,891	$14,570	$15,982	$19,927
Strategic consulting, software licenses and other	2,088	2,511	2,602	2,711	2,695	2,814	2,568	2,694	2,414

Total revenue	13,091	13,591	14,156	15,079	15,955	16,705	17,138	18,676	22,341

Cost of revenue:
Recurring technology and services	4,921	4,935	5,138	5,544	5,782	6,675	6,720	7,172	9,057
Strategic consulting, software licenses and other	918	1,105	1,145	1,192	1,301	687	892	994	1,272

Total cost of revenue (1)	5,839	6,040	6,283	6,736	7,083	7,362	7,612	8,166	10,329

Gross profit	7,252	7,551	7,873	8,343	8,872	9,343	9,526	10,510	12,012
Operating expense:
Sales and marketing (1)	2,467	2,475	2,415	2,435	2,779	3,046	3,041	3,415	3,698
General and administartive (1)	2,311	2,266	2,326	2,644	2,588	2,811	2,849	3,461	3,736
Research and development (1)	1,933	1,990	2,047	2,101	2,265	2,307	2,330	2,419	2,862
Depreciation and amortization	852	884	907	894	871	879	860	919	1,008

(Loss) income from operations	(311)	(64)	178	269	369	300	446	296	708
Other income (expense), net
Interest expense	(543)	(563)	(526)	(592)	(543)	(533)	(525)	(406)	(659)
Interest income	12	10	11	13	11	2	2	4	4
Decrease (increase) in fair value of warrants for redeemable convertible preferred stock	27	(179)	(56)	24	(648)	45	42	(323)	(540)
Other income	—	—	—	—	—	—	—	3	—

Loss before income tax provision	(815)	(796)	(393)	(286)	(811)	(186)	(35)	(426)	(487)
Income tax provision	64	56	46	98	64	49	68	113	126

Net loss	$(879)	$(852)	$(439)	$(384)	$(875)	$(235)	$(103)	$(539)	$(613)

Other financial data:
Adjusted EBITDA (2)	$711	$1,024	$1,267	$1,356	$1,449	$1,629	$1,815	$1,975	$2,551

(1)
Amounts in table above include stock-based compensation expense, as follows:

	For the Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
	(dollars in thousands)
Cost of revenue	$30	$29	$26	$30	$31	$76	$88	$128	$149
Sales and marketing	49	60	53	54	56	98	106	165	173
General and administrative	76	87	79	87	97	244	279	412	472
Research and development	15	28	24	22	25	32	36	55	41

	$170	$204	$182	$193	$209	$450	$509	$760	$835

(2)
We anticipate that our investor and analyst presentations will include Adjusted EBITDA, which we define as net income (loss) plus interest expense, income tax provision (benefit), depreciation and amortization, stock-based compensation expense and (increase) decrease in fair value of warrants for redeemable convertible preferred stock less interest income and other income, and which is a financial measure that is not calculated in accordance with GAAP. The table below provides a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reason we consider them appropriate.

We believe that Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•
Adjusted EBITDA is widely used by investors to measure a company's operating performance without regard to items, such as interest expense, interest income, income tax provision (benefit), depreciation and amortization, and stock-based compensation expense, that can vary substantially from company to company depending upon their financing and accounting methods, the book value of their assets, their capital structures and the method by which their assets were acquired;

•
securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies; and

•
we adopted the authoritative guidance for stock-based payments on January 1, 2006 and recorded stock-based compensation expense of approximately $170,000, $204,000, $182,000, $193,000, $209,000, $450,000, $509,000, $760,000 and $835,000 for the three months ended March 31, June 30, September 30 and December 31, 2009, March 31, June 30, September 30 and December 31, 2010, and March 31, 2011, respectively. Prior to January 1, 2006, we accounted for stock-based compensation expense using the intrinsic value method under previously authorized guidance, which did not result in any stock-based compensation expense. By comparing our Adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations caused by stock-based compensation expense, which is not comparable from year to year due to changes in accounting treatment and is a non-cash expense that is not a key measure of our operations.

  Our management uses Adjusted EBITDA:

  •
  as a measure of operating performance because it does not include the impact of items not directly resulting from our core business;

  •
  for planning purposes, including the preparation of our annual operating budget;

  •
  to evaluate the effectiveness of our business strategies; and

  •
  in communications with our board of directors concerning our financial performance.

  We understand that, although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect interest expense or interest income;

  •
  Adjusted EBITDA does not reflect cash requirements for income taxes; and

  •
  Adjusted EBITDA may not be calculated similarly from company to company.

	Three Months Ended
Reconciliation of Adjusted EBITDA to Net Loss	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
	(dollars in thousands)
Net loss	$(879)	$(852)	$(439)	$(384)	$(875)	$(235)	$(103)	$(539)	$(613)
Interest expense	543	563	526	592	543	533	525	406	659
Interest income	(12)	(10)	(11)	(13)	(11)	(2)	(2)	(4)	(4)
Income tax provision	64	56	46	98	64	49	68	113	126
Depreciation and amortization	852	884	907	894	871	879	860	919	1,008
Stock-based compensation expense	170	204	182	193	209	450	509	760	835
(Decrease) increase in fair value of warrants for redeemable convertible preferred stock	(27)	179	56	(24)	648	(45)	(42)	323	540
Other income	—	—	—	—	—	—	—	(3)	—

Adjusted EBITDA	$711	$1,024	$1,267	$1,356	$1,449	$1,629	$1,815	$1,975	$2,551

As a percentage of revenue:

	For the Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Operations Data:
Revenue:
Recurring technology and services	84%	82%	82%	82%	83%	83%	85%	86%	89%
Strategic consulting, software licenses and other	16%	18%	18%	18%	17%	17%	15%	14%	11%

Total revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%

Cost of revenue:
Recurring technology and services	38%	36%	36%	37%	36%	40%	39%	38%	41%
Strategic consulting, software licenses and other	7%	8%	8%	8%	8%	4%	5%	6%	6%

Total cost of revenue	45%	44%	44%	45%	44%	44%	44%	44%	46%

Gross profit	55%	56%	56%	55%	56%	56%	56%	56%	54%
Operating expense:
Sales and marketing	19%	18%	17%	16%	17%	18%	18%	18%	17%
General and administrative	18%	17%	16%	18%	16%	17%	17%	18%	17%
Research and development	15%	15%	14%	14%	14%	14%	14%	13%	13%
Depreciation and amortization	7%	7%	6%	6%	5%	5%	5%	5%	5%

(Loss) income from operations	(2)%	0%	1%	2%	2%	2%	2%	2%	3%
Other income (expense), net
Interest expense	(4)%	(4)%	(4)%	(4)%	(3)%	(3)%	(3)%	(2)%	(3)%
Interest income	0%	0%	0%	0%	0%	0%	0%	0%	0%
Decrease (increase) in fair value of warrants for redeemable convertible preferred stock	0%	(1)%	0%	0%	(4)%	0%	0%	(2)%	(2)%
Other income	0%	0%	0%	0%	0%	0%	0%	0%	0%

Loss before income tax provision	(6)%	(6)%	(3)%	(2)%	(5)%	(1)%	0%	(2)%	(2)%
Income tax provision	0%	0%	0%	1%	0%	0%	0%	1%	0%

Net loss	(7)%	(6)%	(3)%	(3)%	(5)%	(1)%	(1)%	(3)%	(3)%

Adjusted EBITDA	5%	8%	9%	9%	9%	10%	11%	11%	11%

     Quarterly Trends

        Total revenue increased sequentially for all quarters presented primarily due to increases in the number of total customers, subscription and maintenance renewals by existing customers and service offerings.

        Revenue from strategic consulting, software licenses and other can vary from quarter to quarter as a result of new customer acquisition as well as revenue recognition attainment on existing customer contracts. We expect our revenue from strategic consulting, software licenses and other to remain relatively constant in absolute dollars, but to decrease as a percentage of total revenue, as we continue to focus our sales and marketing efforts on our recurring technology and services revenue model.

        Gross profit, in absolute dollars, also increased sequentially for all quarters presented primarily due to the growth in revenue.

        Total operating expense in absolute dollars increased sequentially for most quarters presented primarily due to higher personnel-related costs in sales and marketing, general and administrative and research and development.

Liquidity and Capital Resources

     Sources of Liquidity

        Since our inception, we have funded our operations primarily from cash from operations, private placements of preferred stock, subordinated notes, term loans and revolving credit facilities. As of March 31, 2011, we had cash and cash equivalents of $6.9 million and accounts receivable of $20.2 million and amounts due under various debts and credit facilities of $30.4 million.

        We believe that our existing cash and cash equivalents, our cash flow from operating activities and our net proceeds from this offering will be sufficient to pay down in full our long-term debt and to meet our anticipated cash needs for at least the next twelve months. In addition, assuming that we are able to extend or replace our revolving credit facility prior to its maturity on September 30, 2011, which we may not be able to do on favorable terms or at all, we believe that our existing cash and cash equivalents and our cash flow from operating activities, by themselves, will be sufficient to meet our anticipated cash needs for the next twelve months. To the extent our cash and cash equivalents, cash flow from operating activities, and net proceeds from this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of, or investments in, businesses, services or technologies. If additional funding is required, we may not be able to obtain bank credit arrangements or to effect an equity or debt financing on terms acceptable to us or at all.

        The following table sets forth our cash and cash equivalents and the major sources and uses of cash for each of the periods set forth below:

	As of December 31,
				As of March 31, 2011
(dollars in thousands)	2008	2009	2010
Cash and cash equivalents	$6,554	$6,163	$5,913	$6,876

	Year Ended December 31,			Three Months Ended March 31,
(dollars in thousands)	2008	2009	2010	2010	2011
Net cash (used in) provided by operating activities	$(1,263)	$2,431	$3,400	$(458)	$1,129
Net cash used in investing activities	(14,097)	(730)	(367)	(157)	(8,252)
Net cash provided by (used in) financing activities	20,533	(2,092)	(3,283)	(1,435)	8,086

Net (decrease) increase in cash and cash equivalents	$5,173	$(391)	$(250)	$(2,050)	$964

     Cash Flows from Operating Activities

        Operating activities provided $1.1 million of net cash during the three months ended March 31, 2011. We incurred a net loss of $613,000 for the three months ended March 31, 2011 that was offset by a $814,000 increase in accounts payable, a $713,000 increase in deferred revenue, which was attributable primarily to increased sales of our software product and related services, and non-cash charges of depreciation and amortization of $1.0 million, stock-based compensation of $835,000 and an increase in fair value of warrants for redeemable convertible preferred stock of $541,000. Cash provided by operating activities was adversely impacted by a $1.6 million increase in accounts receivable during the three months ended March 31, 2011.

        Operating activities used $458,000 of net cash during the three months ended March 31, 2010. We incurred a net loss of $875,000 for the three months ended March 31, 2010 that was partially offset by a $620,000 increase in deferred revenue, which was attributable primarily to increased sales of our software product and related services, and non-cash charges of depreciation and amortization of $871,000, an increase in fair value of warrants for redeemable convertible preferred stock of $648,000 and stock-based compensation of $209,000. Cash provided by operating activities was adversely impacted by a $1.4 million increase in accounts receivable and a $916,000 decrease in accrued expenses during the three months ended March 31, 2010.

        Operating activities provided $3.4 million of net cash during the year ended December 31, 2010. We incurred a net loss of $1.8 million for the year ended December 31, 2010 that was offset by a $2.3 million increase in deferred revenue, which was attributable primarily to increased sales of our software products and related services, and non-cash charges of depreciation and amortization of $3.5 million, stock-based compensation of $1.9 million and an increase in fair value of warrants for redeemable convertible preferred stock of $884,000. Cash provided by operating activities was adversely impacted by a $3.0 million increase in accounts receivable during the year ended December 31, 2010.

        Operating activities provided $2.4 million of net cash during the year ended December 31, 2009. We incurred a net loss of $2.6 million for the year ended December 31, 2009 that was offset by a $882,000 increase in deferred revenue, which was attributable primarily to increased sales of our software products and related services and non-cash charges of depreciation and amortization of $3.5 million and stock-based compensation of $749,000. Changes in the remaining asset and liability accounts used $384,000 of net cash during the year ended December 31, 2009.

        Operating activities used $1.3 million of net cash during the year ended December 31, 2008. We incurred a net loss of $7.0 million for the year ended December 31, 2008 that was partially offset by a $1.5 million increase in deferred revenue, which was attributable primarily to increased sales of our software products and related services and non-cash charges of depreciation and amortization of $2.7 million and stock-based compensation of $1.9 million, which includes a $1.4 million charge related to the repurchase of shares of common stock from several employees. Cash provided by operating activities was adversely impacted by a $1.6 million increase in accounts receivable during the year ended December 31, 2008.

     Cash Flows from Investing Activities

        Cash used in investing activities totaled $8.3 million during the three months ended March 31, 2011 and consisted of $8.2 million paid in connection with the HCL and Telwares acquisitions and capital expenditures of $86,000 primarily related to the purchase of computer equipment and software.

        Cash used in investing activities totaled $157,000 during the three months ended March 31, 2010 which consisted solely of cash paid for capital expenditures primarily related to the purchase of computer equipment and software.

        Cash used in investing activities totaled $367,000 during the year ended December 31, 2010 and consisted solely of cash paid for capital expenditures primarily related to the purchase of computer equipment and software.

        Cash used in investing activities totaled $730,000 during the year ended December 31, 2009 and consisted primarily of capital expenditures of $660,000 primarily related to the purchase of computer equipment.

        Cash used in investing activities totaled $14.1 million during the year ended December 31, 2008 and consisted of $13.4 million paid in connection with the acquisition of ISG, which was acquired on July 28, 2008, and capital expenditures of $671,000 primarily related to the purchase of computer equipment.

     Cash Flows from Financing Activities

        Cash flows provided by financing activities totaled $8.1 million during the three months ended March 31, 2011 primarily consisting of net borrowings under our credit facility of $8.1 million.

        Cash flows used in financing activities totaled $1.4 million during the three months ended March 31, 2010 primarily consisting of principal payments under our credit facility and capital lease obligations.

        Cash flows used in financing activities totaled $3.3 million during the year ended December 31, 2010 primarily consisting of principal payments under our credit and subordinated debt facilities, capital lease obligations and the payment of $1.0 million of debt related to our acquisition of InterNoded in 2008.

        Cash flows used in financing activities totaled $2.1 million during the year ended December 31, 2009 primarily consisting of $895,000 of debt paid in connection with an acquisition, principal payments under our credit facility, settlement liability and capital lease obligations of $780,000 and a $408,000 payment to repurchase securities as part of a litigation settlement.

        Cash flows from financing activities totaled $20.5 million during the year ended December 31, 2008 and included proceeds of $16.7 million in proceeds from the issuance of debt and $11.9 million from the issuance of series F redeemable convertible preferred stock.

These proceeds were partially offset by cash paid to repurchase common stock and series A redeemable convertible preferred stock and repayments on long-term debt of $3.2 million.

Contractual Obligations

        The following table summarizes our material contractual obligations at December 31, 2010 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payments due by period
(dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years
Long-term debt, including current portion	$16,843	$5,500	$11,343	$—
Interest on long-term debt	1,385	1,140	245	—
Operating lease obligations	13,569	2,651	8,207	2,711
InterNoded deferred purchase price	500	500	—	—
Capital lease obligations	849	392	457	—
Interest on capital lease obligations	92	60	32	—

Total	$33,238	$10,243	$20,284	$2,711

  •
  Long-term debt includes a term loan and revolving line of credit with interest rates of 10.25% and 4.3%, respectively.

  •
  Operating lease obligations include minimum lease obligations with remaining terms in excess of one year primarily related to office space as well as certain equipment.

  •
  InterNoded deferred purchase price includes the final installment payment related to our acquisition of InterNoded in 2008. The $500,000 payment was made in January 2011.

  •
  Capital lease obligations include minimum lease obligations with remaining terms in excess of one year related to computer equipment.

  •
  For details regarding a term loan entered into during the first quarter of 2011, see Note 9 to our consolidated financial statements.

Off-Balance Sheet Arrangements

        We do not engage in any off-balance sheet financing activities, nor do we have any interest in entities referred to as variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates as well as, to a lesser extent, inflation. We may also face exchange rate risk in the future, as we expand our business internationally.

     Interest Rate Risk

        At March 31, 2011, we had unrestricted cash and cash equivalents totaling $6.9 million. These amounts were held for working capital purposes and were invested primarily in deposits and money market funds. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

     Foreign Exchange Risk

        We sell our solution worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since our sales are currently denominated in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets and our accounts receivable more difficult to collect. We do not currently hedge our exposure to foreign currency exchange rate fluctuations. We may, however, hedge such exposure to foreign currency exchange rate fluctuations in the future.

     Inflation Risk

        Inflation and changing prices have not had a material effect on our business, and we do not expect that they will materially affect our business in the foreseeable future. However, the impact of inflation on replacement costs of equipment, cost of revenue and operating expenses, especially employee compensation costs, may not be readily recoverable in the pricing of our offerings.

Recent Accounting Pronouncements

        In October 2009, the FASB issued Accounting Standards Update, or ASU, 2009-13, which amends ASC 605, Revenue Recognition, to require companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective beginning January 1, 2011 and the adoption of ASU 2009-13 is not expected to have a material impact on our consolidated financial statements.

        In October 2009, the FASB issued ASU 2009-14, which amends ASC 985-605, Software-Revenue Recognition, to exclude from its requirements (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and early adoption will be permitted. We are currently in the process of determining the effect, if any, the adoption of ASU 2009-14 will have on our consolidated financial statements, but we do not expect it to materially affect our consolidated financial statements.

        In September 2006 and February 2009, the FASB issued guidelines under ASC 820, Fair Value Measurements, related to fair value measurements that define fair value, establish a framework in generally accepted accounting principles for measuring fair value and expand disclosures about fair value measurements. The guidelines do not increase the use of fair value measurement and only apply when other guidelines require or permit the fair value measurement of assets and liabilities. The implementation of the guidelines for financial assets and financial liabilities did not have a material impact on our consolidated financial statements.

        ASC 820 also establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are inputs that are observable for an asset or liability, either directly or indirectly, through corroboration with observable market data; and Level 3 inputs are unobservable inputs based on a reporting entity's own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

        In December 2010, the FASB issued ASU 2010-28, which amends ASC 350, Intangibles, Goodwill and Other, relating to the second step of the goodwill impairment test used to measure the amount of impairment loss. This second step compares the implied fair value of reporting unit goodwill with the carrying amount of goodwill. ASU 2010-28 is effective December 15, 2011. We are currently evaluating both the timing and the impact of the pending adoption of ASU 2010-28 on our consolidated financial statements. However, we do not expect it to materially affect our consolidated financial statements.

        In December 2010, the FASB issued ASU 2010-29, which amends ASC 805, Business Combinations, relating to the disclosure of supplementary pro forma information for business combinations. ASU 2010-29 should be applied prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early application is permitted. The adoption of ASU 2010-29 will not have a material impact on our consolidated financial statements when adopted.

        In January 2010, the FASB issued updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity is required disclose separately information about purchases, sales, issuances and settlements (that is, on a gross basis rather than on a net basis). The updated guidance also requires that an entity provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The updated guidance is effective for interim or annual financial reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

        In June 2008, the FASB reached a consensus on ASC 815, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock. ASC 815 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock. ASC 815 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this guidance did not have a material impact on our consolidated financial statements.

        In December 2007, the FASB issued ASC 805, Business Combinations. ASC 805 requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction at fair values as of the acquisition date. ASC 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted this guidance as of January 1, 2009. We applied the requirements of this guidance to our acquisitions of HCL and Telwares and will apply these requirements prospectively to any future acquisitions.

BUSINESS

Overview

        Tangoe is a leading global provider of communications lifecycle management, or CLM, software and services to a wide range of enterprises, including large and medium-sized businesses and other organizations. CLM encompasses the entire lifecycle of an enterprise's communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, invoice processing, expense allocation and accounting, and asset decommissioning and disposal. Our on-demand Communications Management Platform is a suite of software designed to manage and optimize the complex processes and expenses associated with this lifecycle for both fixed and mobile communications assets and services. Our customers can engage us through our client services group to manage their communications assets and services using our Communications Management Platform.

        Our solution can provide a significant return on investment by enabling an enterprise to identify and resolve billing errors, to optimize communications service plans for its usage patterns and needs, and to manage used and unused communications assets and services. Our solution allows enterprises to improve the productivity of their employees by automating the provisioning of communications assets and services, and to reduce costs by controlling and allocating communications expenses. It also allows enterprises to enforce regulatory requirements and internal policies governing the use of communications assets and services.

        Our total revenue increased from $37.5 million in 2008 to $55.9 million in 2009 to $68.5 million in 2010, which is the result of organic growth as well as the contribution of two acquisitions that we made during 2008 to revenue growth from 2008 to 2009. We sell our on-demand software and related services primarily on a subscription basis under contracts that typically have terms ranging from 24 to 60 months. Since we began to fully realize the benefits of our recurring revenue model in 2009, our revenue retention rates have been higher than 90%. We measure revenue retention rates by assessing on a dollar basis the recurring technology and services revenue we retain for the same customer and product set in a given period versus the prior year period. We also provide strategic consulting services. As of March 31, 2011, we had more than 615 end customers.

Industry Background and Trends

        An enterprise's communications infrastructure can be critical to nearly every aspect of its operations. In the past, communications infrastructures were largely fixed, consisting of telephones, lines, circuits, switches and fixed networks. These infrastructures have expanded to encompass a growing number of diverse technologies and assets, including Voice over IP, virtual networking, converged voice and data communications, mobile computing, video conferencing, text messaging and mobile devices. These advances in communications technologies and the proliferation of mobile devices have greatly increased the financial and personnel resources required for an enterprise to operate and manage its communications environment. We estimate that enterprises globally spend approximately $425 billion annually on their fixed and mobile communications services.

        The communications industry has also undergone significant competitive and regulatory changes that have resulted in the expansion of the number of service providers and offerings. Enterprises need to manage an increasing number of service options and a growing volume and complexity of communications contracts and billing arrangements. Inefficient management of these expenses, including overpayments as a result of billing errors, often results in enterprises incurring significant avoidable expenses.

        Enterprises are increasingly seeking solutions to effectively and efficiently manage, control and optimize their expanding communications assets, services, usage and associated expenses. The CLM market provides solutions to help meet this demand. The CLM market consists of the telecommunications expense management, or TEM, market and the mobile device management, or MDM, market, which is an emerging market related to TEM. There is currently a large and growing market for CLM. Gartner, Inc., a market research firm, estimates that the worldwide TEM market will grow from $894 million in 2010 to $2.0 billion in 2014, reflecting a 21.5% compound annual growth rate.(1)

(1)
Gartner, Inc., "Competitive Landscape: Telecom Expense Management," Eric Goodness, December 29, 2010.

        A number of trends have increased the demand for CLM solutions as enterprises increasingly seek to control their communications expenses:

  •
  Growing complexity of communications service plans.    As communications carriers' offerings have expanded from traditional fixed services to include wireless, data, virtual networking and Voice over IP, service plans and pricing have grown in complexity. The thousands of available service plans are further complicated by the myriad of available options and corresponding choices in technologies, features, device types and accessories, resulting in almost limitless combinations.

  •
  Large volume and complexity of communications bills.    Carriers maintain a large number of disparate billing systems that result in thousands of invoice formats in many different currencies and languages, making it difficult for global enterprises to normalize, aggregate and analyze their overall communications expenses. Carriers typically bill their enterprise customers on a monthly basis, often sending hundreds to thousands of invoices to many locations within an enterprise. These bills must be routed to the appropriate person, reviewed, validated and processed quickly in order for payment to be remitted on time to avoid penalties, service interruptions or terminations. Further, the proper allocation of those costs is often difficult due to the limitations and complexity of the billing data.

  •
  Pervasive adoption of mobile devices.    Mobile devices such as the RIM BlackBerry, Apple iPhone, Apple iPad and operating systems such as Google Android have become an increasingly significant channel for conducting business. In September 2010, IDC estimated that worldwide shipments of business-use mobile devices would experience a five-year compound annual growth rate of 24.9% to reach 165.6 million units shipped in 2014.(2) Moreover, employees are increasingly using corporate applications on their personal mobile devices. These developments are imposing significant financial, support and administrative burdens on enterprises.
(2)
IDC Worldwide Business Use Smartphone 2010-2014 Forecast and Analysis, Doc. #225054, Sept. 2010.

•
Increasing corporate risk and regulation.    The communication, dissemination and storage of data across thousands of mobile devices raise critical issues relating to the protection of sensitive corporation information, compliance with data privacy regulations and the prevention of dissemination of inappropriate or confidential information. Enterprises need to implement policies efficiently across systems and devices in order to comply with applicable laws and need to monitor devices remotely in order to avoid inappropriate usage and disclosures.

•
Globalization of business.    As enterprises become more global, they need to manage their communications assets and services in a centralized fashion across carriers, countries of origin and languages. Employees traveling internationally expect to continue to use their mobile devices, complicating enterprises' ability to optimize their mobile coverage plans to minimize costs. Moreover, many international agencies have adopted regulations, resulting in the need for in-depth understanding of local rules, policies and practices, in addition to multi-lingual billing support.

        A variety of homegrown and third-party software products and services have been developed to manage communications assets and services. Many of these existing solutions lack the necessary functionality, reliability and scalability. Homegrown services are labor-intensive and have limited functionality. Third-party point solutions address only limited aspects of the communications lifecycle and general resource management software is not specialized for communications assets and services. All of these traditional solutions have proven inadequate to address the growing complexity of communications technologies, devices, service offerings and billing arrangements. As a result, enterprises increasingly are seeking a comprehensive CLM solution that can manage both fixed and mobile communications assets and services, provide global capabilities and integrate with third-party enterprise systems, including accounts payable, general ledger and human resources software applications.

Our Solution

        We are a leading global provider of CLM software and services. Our on-demand software and related services enable enterprises to manage and optimize the complex processes and expenses associated with the complete lifecycle of an enterprise's fixed and mobile communications assets and services.

        As of March 31, 2011, we managed a total of $13.7 billion in annual communications expense, of which $3.2 billion is internationally generated and processed through our 88 global invoice processing centers. Our solution is implemented worldwide, currently providing service coverage in over 180 countries and territories in over 125 currencies with support for approximately 1,700 different communications carriers and 1,900 different billing formats. Our user interface is translated into 16 different languages and our solution supports compliance with the requirements of 63 regulatory committees around the world. We currently process billing and order transactions from communications carriers that represent over 80% of the global communications marketplace.

        Key benefits of our solution include:

        Comprehensive capabilities.    Our solution manages the complete lifecycle of an enterprise's fixed and mobile communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, invoice processing, expense allocation and accounting, and asset decommissioning and disposal. Our MDM software extends our software to mobile devices, enforcing corporate security and usage policies, as well as providing real-time cost avoidance and support.

        Reduced expenses.    Our solution is designed to provide a significant return on investment by enabling an enterprise to identify and resolve billing errors and to manage used and unused communications assets and services. Our solution provides additional savings through service plan optimization and pooling, by preventing unauthorized use of fee-based services and by tracking inventory and usage to identify opportunities to consolidate and replace assets and services with more cost-effective alternatives.

        Increased productivity.    Our solution enables continuous enterprise connectivity through the rapid provisioning of communications assets and services to new and existing end users. Our solution helps ensure that these assets and services operate at optimal levels, increasing workforce productivity. Our support of customer help desks can alleviate the internal information technology constraints of our customers and can provide more efficient support to end users.

        Optimized service agreements.    We are able to assist our customers in optimizing their service arrangements and configuring the appropriate service capabilities, rate structures and business terms to meet their overall corporate objectives and needs. To do so, we draw on our extensive experience, our technology, our knowledge of current trends in communications service contracts and our familiarity with specific regulatory requirements. We provide these capabilities to customers looking to source new services, negotiate new or existing contracts, or optimize costs and services within existing contracts.

        Improved control and visibility.    Our on-demand software organizes disparate billing, ordering and usage data into a uniform format, allowing our customers to access, query and analyze their communications expense and asset information. Improved control of the billing process helps enterprises ensure they pay their bills on time, avoiding late payments and associated service interruptions. Our software provides our customers with improved visibility to allocate costs among their internal business units as well as to analyze communications usage patterns and costs.

        Stronger risk and policy management.    Our solution allows our customers to manage the financial, legal and reputational risks associated with unauthorized or unintended use of their communications assets and services. It provides our customers with enhanced device security capabilities, allowing additional control of sensitive data amidst the evolving dynamics of the modern communications environment. Our customers can administer user-specific policies, allowing or restricting access to certain applications or websites for designated classes of employees. Our software also permits enterprises to modify security policies wirelessly, including remotely erasing all data and information from a lost, stolen or unreturned mobile device.

        Ease of adoption and use.    Our on-demand model allows for rapid implementation and adoption of our software. Our software directly interfaces with carrier systems to enable enterprises to quickly transfer billing and order information to and from their service providers without the burden of costly and time-consuming customizations. Our streamlined self-service tools deliver comprehensive capabilities through intuitive, easy-to-use end-user portals. In addition, our software is highly scalable to accommodate the requirements of our customers as they add communications assets and services and is designed to satisfy strict security requirements.

Our Strategy

        Our strategy is to maintain and enhance our position as a leading global provider of CLM solutions. In order to build upon our market and technology leadership, we intend to:

        Extend solution leadership.    We believe that the depth and breadth of our on-demand CLM solution provides us with significant competitive advantages, particularly in addressing the requirements of large enterprises deploying both fixed and mobile communications assets and services. We intend to further enhance our service offerings and improve the functionality and performance of our software by continuing to develop and implement additional capabilities, localize our applications for new geographies and integrate acquired technology.

        Broaden existing customer relationships.    We plan to leverage our historically high levels of customer satisfaction to increase the communications assets, expenses and services managed by our solution and to cross-sell additional functionality. For example, as its communications infrastructure grows, a customer may increase the scope of its use of our solution to cover an increased volume and variety of mobile devices and service contracts and also license our MDM technology to obtain additional control over its mobile communications infrastructure.

        Acquire new customers.    We intend to acquire new customers by marketing our solution to enterprises that either do not currently have a CLM solution or have an inadequate communications asset and service management solution. In addition, many of our customers are divisions or subsidiaries of large enterprises, which provides us with the opportunity to market our solution to the rest of the enterprise. We intend to continue to expand our customer base, particularly among large enterprises, by hiring additional sales and marketing personnel and by developing and expanding strategic relationships with indirect channel partners.

        Expand international presence.    The global market for outsourced CLM solutions is at a relatively early stage of development, particularly in Europe, the Asia-Pacific region and Latin America. We intend to leverage the global capabilities of our software to increase our international sales. In addition, we intend to continue to build our global operations by further localizing our software, hiring additional international sales and operations personnel, and targeting new customers in foreign markets and global operations of existing customers. To support our international growth, we recently opened offices in the Netherlands and in China.

        Leverage strategic alliances.    We are developing strategic alliances that we believe will improve our access to additional markets and customers. For example, we have developed relationships with major global business process outsourcing companies such as Affiliated Computer Services, Dell and IBM. We intend to invest in and leverage our existing strategic relationships and build new relationships in order to complement our direct selling efforts and extend our market reach.

        Pursue strategic acquisitions.    Since 2007, we have acquired five companies and through these acquisitions we have integrated leading technologies for mobile communications management, fixed communications management and MDM into our solution and have expanded our customer base and operations. To accelerate our growth, we plan to continue to identify and selectively pursue acquisitions of, or investments in, businesses, services and technologies that will expand the functionality of our solution, provide access to new markets or customers, and otherwise complement our existing operations.

Software and Services

     Communications Management Platform

        The core of our solution is our Communications Management Platform, or CMP, which is an on-demand suite of software designed to manage and optimize the complex processes and expenses associated with the complete lifecycle of an enterprise's fixed and mobile communications assets and services. In addition to offering our suite of software on an on-demand basis, our customers can also engage us through our client service group to manage their communications assets and services using a combination of CMP and our client services. The services we offer include help desk, asset procurement and provisioning and carrier dispute resolution.

        A critical component of CMP is our Communications Data Management technology, which provides the key process automation and integration capabilities necessary for efficient, consolidated data management in the CLM environment. Our Communications Data Management technology processes and normalizes service-provider billing and order-related information for our customers. CMP also integrates with our customers' critical third-party enterprise systems, including enterprise resource planning, accounts payable, general ledger and human resources systems, which enables automated, real-time access to and synchronization with employee, accounting, user access authentication and security policy information. CMP enables previously disparate, yet highly related, processes and information to be both unified and centralized, resulting in significant operational benefits and cost savings.

        CMP implements the baseline policies that govern internal and external enterprise communications interactions. Internal policy, service provider contracts, security and business processing rules provide the basis for enterprises to enforce system and user behavior so that they remain in compliance with enterprise standards and regulations. CMP also provides our customers with comprehensive business intelligence, including historical, trend and predictive analytics, dashboards and reporting capabilities. Information is provided in real-time with flexible views of activity for all aspects and stages of the communications lifecycle.

        We sell CMP in three standard bundles:

  •
  Asset Management;

  •
  Expense Management; and

  •
  Usage Management.

        Each bundle contains baseline capabilities specific to the business function that it addresses, as well as optional capabilities and services that may be selected as a-la-carte extensions to meet specific customer requirements. Each bundle can be sold independently or in combination with others. The three bundles share key capabilities provided in our core technology platform, including third-party system integration, compliance management, security and policy enforcement, status monitoring, configurable business process rules and business intelligence delivered via standard and ad hoc inquiries, dashboards and reports. Our pricing is based on the bundles and additional functions and services that our customers use, as well as the amount of expenses and the number of devices to be managed.

  Asset Management

        The Asset Management bundle of CMP provides full asset procurement, provisioning, tracking and disposal capabilities for fixed and mobile communications assets and services. The Asset Management bundle tracks and audits all add, move, change or disconnect service transaction orders and manages all customer assets and services by location, business unit and employee. Our MDM software allows our customers to manage and maintain their mobile inventory with wireless, real-time monitoring and remote update functions. Key capabilities of the Asset Management bundle of CMP include:

Capability	Description
Catalog Management	Customer-configurable catalog of over 51,500 services, devices, features and plans with dynamic access and presentation based on corporate policy and user profile.
Procure	Capture, validation, approval, submission and tracking of fixed and mobile service and equipment orders. Multiple methods of order capture with full policy, authorization and security enforcement are provided based on customer's needs.

Capability	Description
Provision	Establishment of mobile device enterprise connectivity with installation of corporate applications, usage and security policies utilizing wireless provisioning capabilities.
Track	Tracking of fixed and mobile assets, including information regarding characteristics, configurations, ownership, and operational and connectivity status.
Maintain	Centralized management of mobile devices enabled through on-device software providing security and usage policy enforcement as well as automated mobile policy and mobile application deployments and updates.
Dispose	Collection, data cleansing and disposal of mobile devices. This service secures corporate data assets and completes the lifecycle of individual communications devices in an environmentally responsible manner.

  Expense Management

        The Expense Management bundle of CMP provides automated processing and services to manage every aspect of the fixed and mobile communications billing function, from receipt to payment. Key capabilities of the Expense Management bundle of CMP include:

Capability	Description
Contract Management	Standardized service contract repository for all communication provider agreements, enabling compliance checks of performance and billing against contracted expectations and corporate policies.
Billing	Loading of disparate service and equipment provider invoices into a centralized, normalized billing data repository of all vendor activity. As the billing data is loaded, multiple assurance processes verify all core information has been received and cross-checked for completeness.
Audit	Comparison of billing data against contracted rates, terms, and asset inventories to identify potential discrepancies in actual versus expected charges. The audits are conducted at multiple levels of detail as well as varying degrees of precision based on customer requirements.
Dispute	Non-compliant communication billing, service and asset exceptions are disputed with the associated provider and tracked through resolution.
Allocate	Expense allocation to the appropriate business units, cost centers and employees, with optional accrual of bills not received by the cut-off dates for the accounting period.

Capability	Description
Payment	Predefined business rules automate the invoice approval process to ensure that appropriate corporate controls are applied. Compliant, approved invoices are submitted for automated direct payment or to the customers' accounting systems for allocation and payment.
Optimize	Optimization of contracts and plans by matching the most efficient rate and term structures to actual usage patterns and trends, creating an optimal expense environment for our customers' unique business circumstances.

  Usage Management

        The Usage Management bundle of CMP provides enterprises with visibility and control over how communications assets and services are being used in fixed and mobile environments through a combination of real-time and historical usage tracking as well as corporate communications and security policy enforcement. These capabilities allow our customers to reduce usage costs and risks while increasing corporate communications governance. Key capabilities of the Usage Management bundle of CMP include:

Capability	Description
Secure	Disabling mobile devices and the deletion of corporate data from those devices executed by central administrators or the individual end user through a self-service portal. Enables control over lost or stolen devices.
Policy Management	Rules-based, multi-level information technology security and asset usage policies deployed and managed from a centralized console.
Monitor	Real-time monitoring of multiple device characteristics for efficient planning and support as well as proactive problem identification and alerting. Our call accounting function monitors the usage of fixed voice assets for fraud detection and misuse of services.
Real-Time	Device-specific, real-time management of usage costs, including expenses relating to international roaming, non-contracted services and use of services not compliant with corporate policies.
Compliance	Enforcement of corporate communications assets and services usage policies through the prevention of user actions and the tracking of non-compliant behavior based on customer requirements.
Performance	Monitoring and managing wireless server infrastructure performance and mobile device deployment configurations, profiles and policies.
Support	Multiple-level mobile device assistance available as a full service or in conjunction with existing enterprise help desks.

     Strategic Consulting and Other Services

        We offer a comprehensive set of strategic consulting services that address all areas of CLM for fixed and mobile environments. These services can be contracted separately or in conjunction with CMP.

        Our strategic consulting services offerings include:

  •
  Sourcing.    We assist our customers with reviewing and negotiating contracts with communications carriers. Many of our consultants have past employment experience with major communications carriers and a broad and deep knowledge of the various communications service plans and contracts currently available.

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  Bill auditing.    We work with our customers to identify billing errors and other issues related to usage and contract activity.

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  Inventory optimization.    We advise our customers on how to align their current asset and service inventories with their business objectives.

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  Mobile optimization.    We aid our customers in aligning their mobile policies, assets, contracts and requirements.

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  Policy administration.    We work with our customers to formulate policies concerning the appropriate use of communications assets and services. In addition, we help our customers develop best-practice policies regarding risk mitigation, entitlements, cost management, liability models, cost allocation methodologies and positive behavioral management.

        We also offer standard implementation services, including data conversion, system configuration, process review and corporate system integration, to assist our customers in the setup and deployment of CMP.

Technology

        Our on-demand CMP is designed to be accessible, scalable and secure. Our customers access our software through a standard web browser without requiring any changes in their network or information technology infrastructures. Our applications are highly scalable to accommodate the requirements of our customers as they grow or add communications assets, services and users. CMP is also designed to satisfy strict security requirements. We use advanced security technologies and protocols to provide security for the data that is transmitted and transactions that are processed through our software. In addition, our technology segregates each customer's data to ensure that there is no comingling of confidential information. We also provide our customers with the ability to set extensive rules and permissions within their enterprises. CMP is also deployable on a customer's premises or as a dedicated hosted solution in our data centers to meet their specific information technology or business requirements. Currently a small minority of fixed telecom expense management customers and all MDM customers use our solutions as either a dedicated hosted or on-premise solution. We expect to migrate MDM customers to a multi-tenant, single instance solution in late 2011 or 2012.

        Our Communications Data Management middleware technology provides the key process automation and integration capabilities necessary for efficient consolidated data management in the CLM environment. Using our Communications Data Management technology, CMP processes and normalizes the high volumes of disparate billing and ordering data from the legacy systems of hundreds of communications service providers globally into standardized, actionable information. Our flexible and scalable Communications Data Management technology allows us to provide highly leveraged services to manage this information, removing significant processing complexity and maintenance responsibilities from our customers. Our Communications Data Management technology and standard system interfaces provide bi-directional data processing transfer and integration with third-party service and equipment providers. The technology also integrates with third-party enterprise accounting and human resource systems to provide a closed-looped environment within existing enterprise systems.

Data Centers

        We utilize seven data centers to host CMP, all of which are Tier 3 or Tier 4 and SAS70 certified. AT&T operates our data centers in New York, New York and Secaucus, New Jersey; Data Foundry operates our data center in Austin, Texas; Verizon Business operates our data center in Billerica, Massachusetts; Savvis operates our data centers in East Weehawken, New Jersey and Piscataway, New Jersey and Precision Computer Services operates our data center in Shelton, Connecticut.

        We operate all of the servers that host CMP within these data centers. We utilize monitoring technology that continuously checks the servers and key underlying components at regular intervals for availability and performance, ensuring availability to our customers. We also have a site operations team for each data center that provides system management, maintenance, monitoring and back-up. Our agreements with our customers contain guarantees regarding specified levels of system availability, and we regularly provide our customers with performance reports against those standards.

        Each data center provides security measures, redundant environmental controls, sophisticated fire suppression systems and redundant electrical generators. To facilitate data loss recovery, we operate a multi-tiered system configuration with load-balanced web server pools, replicated database servers and fault-tolerant storage devices. The architecture is designed to ensure near real-time data recovery in the event of a malfunction of a primary server. Based on customer requirements, we can also provide near real-time asynchronous data replication between operational and disaster recovery backup sites.

Recent Acquisitions and General Development of Business

        In addition to developing and growing our business internally, we have selectively acquired businesses to address key emerging trends in our marketplace, expand our solution, increase our operational efficiencies and gain access to additional markets and customers. In 2005 and 2006, our solution focused primarily on fixed communications management, and we were in the initial stages of developing capabilities related to wireless communications management.

        On March 9, 2007, we acquired the outstanding capital stock of Traq Wireless, Inc., or Traq, a provider of software and services focused on wireless expense management for enterprises. The objective of our acquisition of Traq was the addition of wireless functionality to our existing fixed communications products. Our integration of Traq has allowed us to provide an integrated fixed and mobile solution to the CLM market to address the demand for a single-source solution.

        On July 28, 2008, we acquired substantially all of the assets of Information Strategies Group, Inc., or ISG, a provider of communications and information technology expense processing services and technologies. The objectives of our acquisition of ISG were the addition of international capabilities to our solution, enhancement of our product functionality and enlargement of our customer base. Our integration of ISG has allowed us to expand our international expense and asset processing capabilities to address the trend toward globalization in communications management.

        On December 23, 2008, we acquired substantially all of the assets of InterNoded, Inc., or InterNoded, a provider of mobile device management solutions. The objective of our acquisition of InterNoded was the addition of MDM capabilities to our solution. Our integration of InterNoded has allowed us to expand our solution to include communications lifecycle management capabilities for mobile communications devices to address the market opportunity created by their increasingly pervasive adoption.

        On January 25, 2011, we acquired substantially all of the assets of HCL Expense Management Services Inc., or HCL, a provider of telecommunications expense management, invoice processing and mobility management solutions. On March 16, 2011, we acquired substantially all of the assets of the telecommunications expense management division of Telwares, Inc. and its subsidiary Vercuity Solutions, Inc., or Telwares. The objectives of these acquisitions were the strategic expansion of our operations and enlargement of our customer base, with the potential to cross-sell to the customers of HCL and Telwares the capabilities of our existing solution that were not encompassed by the product offerings of HCL and Telwares, respectively, and through these acquisitions we added more than 100 customers with aggregate annual telecommunications expense under management in excess of $3.0 billion as of March 31, 2011. We are in the early stages of integrating and migrating the operations and customers of HCL and Telwares into our business.

        Since 2005, we have also developed internally such capabilities as provisioning, auditing and dispute resolution and enhanced many of our other capabilities. We intend to pursue additional acquisitions of, or investments in, businesses, services and technologies that will expand the functionality of our solution, provide access to new markets or customers, or otherwise complement our existing operations.

Sales and Marketing

        We market and sell our solution worldwide primarily through our direct sales force and through indirect distribution channel partners. Our direct sales efforts involve contact with multiple decision makers, frequently including the prospective customer's chief financial officer, chief information officer and chief technology officer.

        Our marketing strategy is to generate qualified sales leads, build our brand and increase market awareness of Tangoe as a leading provider of CLM solutions. These efforts are specifically targeted to information technology and finance executives.

        We engage in a variety of marketing activities, including e-mail and direct mail campaigns, co-marketing strategies designed to leverage existing strategic relationships, website marketing, topical webcasts, public relations campaigns, speaking engagements and forums and industry analyst visibility initiatives. We participate in and sponsor conferences and demonstrate and promote our software and services at trade shows targeted to information technology and finance executives. We also publish white papers relating to CLM issues and develop customer reference programs, such as customer case studies.

        We actively communicate with our existing customers to enhance customer satisfaction, gain input for future product strategy and promote the adoption of additional software and services.

Strategic Alliances

        In addition to our direct sales force, we have an indirect distribution channel consisting of strategic alliances. We currently have twenty strategic alliance partners, including companies such as Dell, HCL, HP Enterprise Services, IBM, SingTel and Xerox (ACS). By taking advantage of the existing relationships, customer bases and geographic proximities of our strategic alliance partners, we are able to market our solution to additional prospective customers.

        Our strategic alliance partners are typically responsible for lead generation, sales cycle execution and ongoing management of the end customer accounts. In some case, our strategic alliance partners also provide implementation, operational and value-added consulting services related to our solution, which are typically branded as being provided by the specific partner.

Customers

        As of March 31, 2011, more than 615 end customers were using our software or services. We consider each independent division or subsidiary of a larger enterprise to be a separate end customer due to the fact that each division or subsidiary typically involves a separate sales cycle and contractual relationship. Our end customers range from large global, multi-location companies with more than 350,000 employees to single-location companies with as few as 150 employees. No single end customer accounted for more than 10% of our total revenue for 2008, 2009 or 2010. No single strategic alliance partner accounted for more than 10% of our total revenue for 2008. In 2009 and 2010, IBM, one of our strategic alliance partners, accounted for 11.8% and 10.6%, respectively, of our total revenue.

Case Studies

        Some representative customer experiences with our solution include:

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  A domestic benefit management company with over 2,200 mobile devices was spending over $1.8 million annually for its mobile communications and was experiencing plan overages on a monthly basis. The company desired to reduce communication spend, improve asset and expense visibility, and implement new mobile communication processes throughout the organization. The company implemented our Asset Management and Expense Management solution bundles. The company reduced its per minute usage cost by over 25% while improving its control and visibility over expense accounting and asset acquisition processes. Using our solution, the company achieved additional savings and asset control by identifying and disconnecting nearly 200 phone numbers that were no longer used. The company experienced a return on investment of over 461% in the first year.

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  A global medical technology company with over 3,300 mobile devices and operations in 32 countries was spending over $4.5 million annually for mobile communications with 4 major carriers. The company had no centralization of data, inconsistent policies and enforcement, and payment processing challenges. The company also had very limited internal resources to manage its mobile environment. The company desired to reduce communication expenses, centralize invoice processing, improve mobile policy controls and gain visibility and control of its communications-related spend and assets. The company implemented our Asset Management, Expense Management and Usage Management solution bundles to improve operational efficiencies of its expense processing and asset acquisition activities, reduce carrier expenses, implement consistent mobile usage policies and consolidate business intelligence of its mobile communications environment. The company experienced a return on investment of over 200% in the first year.

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  A global information and analytics management company had a decentralized communications environment with limited volume procurement negotiation capabilities. The company had 23 service contracts across 18 countries and did not have the resources to gather the required information to make coordinated communication purchasing decisions. The company utilized our strategic consulting services for global data collection, contract review and negotiation, bill audit and inventory optimization. Using our services, the company successfully rationalized and renegotiated its carrier contract portfolio, which consolidated its European, Middle East and African mobile carriers and provided $3.1 million in annual savings over the life of the contract. Additional audits and inventory reviews delivered over $575,000 in expense recovery savings during the first year.

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  A global high-technology instrument company with locations in 30 countries was receiving over 2,400 monthly telecommunications invoices from over 185 carriers in 14 different languages involving multiple financial systems. It required a global, scalable solution to provide centralized bill processing, visibility and audit controls for its telecommunications spend. By implementing our Expense Management solution bundle in 27 countries, the company was able to consolidate its processing activities into one location. Utilizing our call accounting, rating and chargeback functions, the company's internal cost allocation has improved. Our direct pay function, which was implemented in 18 different countries, has significantly reduced the company's internal administration of payment processing and the late fees incurred by the company. With our solution, the company has substantially increased visibility and control over its global communications spend.

Research and Development

        Our current research and development activities focus on enhancements to CMP for both our fixed and mobile customers. Our planned enhancements include additional localized versions of CMP for foreign countries, expanding MDM administrative features and additional business intelligence capabilities.

        We work closely with our customers while developing our software and services and are responsive to their feedback throughout the process. Our customers, including their employees and other end users, provide extensive input regarding a wide variety of user experiences, which we then incorporate into our software and services. Our research and development personnel regularly assist our service and support personnel to address customer inquiries, which creates another mechanism for feedback into the development process.

        We utilize small development teams dedicated to specific applications that apply a standard architecture with centralized technology oversight to ensure standardization, efficiency and interoperability. Our development teams are comprised of both domestic employees and domestic and international contractors. We have built CMP utilizing commercially available software, including Microsoft, Oracle and Red Hat.

        Our research and development expenses were $5.8 million, $8.1 million and $9.3 million for 2008, 2009 and 2010, respectively.

Competition

        The CLM market is fragmented, competitive and rapidly evolving. We expect to encounter new and evolving competition as this market consolidates and matures and as enterprises become more aware of the advantages and efficiencies that can be attained from the use of specialized software and other technology solutions.

        We believe that the principal factors that generally determine a company's competitive advantage in the CLM market include the following:

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  ability to deliver asset, expense and usage management both in the United States and internationally;

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  easily demonstrable cost-effective benefits for customers;

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  broad product functionality, vision and ability to provide additional solutions over time;

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  rapid deployment and adoption capabilities;

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  scalability of systems, business processes and company to handle large volumes of transactions and data effectively and efficiently;

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  ability to support large, complex global customer implementations;

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  solution bundling and option flexibility during customer purchases;

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  ease of use;

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  system performance, speed and reliability;

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  flexibility and configurability to meet multifaceted customer requirements;

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  financial stability and ongoing viability;

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  data and process security;

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  availability and quality of consulting, training and help-desk services;

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  ease of integration with existing applications and data; and

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  competitive sales and marketing capabilities.

We believe that we are able to compete effectively in all of these respects.

        Currently, we categorize our competition as primarily coming from five sources:

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  technology providers of TEM solutions, including Emptoris, MDSL, Symphony SMS, Vodafone and XIGO;

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  technology providers of MDM point solutions, including AirWatch, BoxTone, Good Technology, MobileIron, Sybase and Zenprise;

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  outsourced service providers selling TEM solutions, including ProfitLine and Vodafone;

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  other enterprise software providers, including Ariba and PAETEC; and

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  solutions developed internally by enterprises.

        We compete with technology providers and outsourced service providers selling TEM and/or MDM solutions. Many of our competitors focus on limited or specialized capabilities in one or more aspects of our overall solution such as either fixed or mobile communications, single devices or operating systems, mobile device monitoring, invoice processing, asset procurement, inventory management, bill auditing or contract sourcing. We believe that we are able to compete successfully with these vendors due to our comprehensive, integrated solution, our proven ability to successfully manage large, complex implementations, our scalable software that effectively and efficiently handles large volumes of complex transactions, our ability to rapidly deliver cost-effective benefits to our customers, our ability to innovate and continuously provide additional value-add solutions and our flexibility to meet our customers' complex CLM business challenges.

        We also compete with resource management solutions and solutions developed internally by enterprises. Resource management solutions often do not have the functionality or tracking capabilities necessary to meet the requirements of the complex and dynamic communications lifecycle. Similarly, many enterprise legacy databases and software systems were not designed to support the communications lifecycle, and building and maintaining a custom solution often requires extensive financial and technical resources that may not be available or cost-effective for most enterprises.

        Some of our actual and potential competitors may enjoy greater name recognition, longer operating histories, more varied products and services and larger marketing budgets, as well as substantially greater financial, technical and other resources than we do. In addition, we may also face future competition from new market entrants. For instance, a large communications carrier may develop an MDM solution that is competitive with ours. We believe that our large customer base and our comprehensive and integrated solution position us well to compete effectively in the future.

Intellectual Property

        Our intellectual property rights are important to our business. We rely on a combination of patent, copyright, trademark, servicemark, trade secret and other rights in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. We have twelve issued U.S. patents with expiration dates ranging from 2020 to 2029 and have filed applications for an additional seven U.S. patents.

        We enter into confidentiality and other written agreements with our employees, customers, consultants and partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and other information. Despite our efforts to protect our proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop software or services with the same functionality as our software and services. In addition, U.S. patent filings are intended to provide the holder with a right to exclude others from making, using, selling or importing in the United States the inventions covered by the claims of granted patents. Our patents, including our pending patents, if granted, may be contested, circumvented or invalidated. Moreover, the rights that may be granted in those issued and pending patents may not provide us with proprietary protection or competitive advantages, and we may not be able to prevent third parties from infringing those patents. Therefore, the exact benefits of our issued patents and, if issued, our pending patents and the other steps that we have taken to protect our intellectual property cannot be predicted with certainty.

        Although the protection afforded by patent, copyright, trademark, servicemark and trade secret law, written agreements and common law may provide some advantages, we believe that the following factors help us maintain a competitive advantage:

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  the technological skills of our research and development personnel;

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  frequent enhancements to our software and services;

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  continued expansion of our proprietary technology; and

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  high levels of customer service.

        "Tangoe" is a registered trademark in the United States and is the subject of a trademark application in the European Union.

Employees

        As of March 31, 2011, we had 757 full-time employees, of which 68 were in sales and marketing, 125 were in account management and help desk services, 93 were in implementation and data management services, 22 were in strategic consulting, 310 were in client services, 94 were in research and development and 45 were in general and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

        Our corporate headquarters are located in Orange, Connecticut, where we lease approximately 66,000 square feet. We use this facility for administration, sales and marketing, research and development and customer operations. We lease other facilities throughout the United States as well as in China and the Netherlands for sales and marketing, research and development and operations and support. We believe that our current facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we add employees and expand our markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

        We are from time to time subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these other claims cannot be predicted with certainty, management does not believe that the outcome of any of these other legal matters will have a material adverse effect on our consolidated financial statements.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors, their current positions and their ages as of June 30, 2011 are set forth below:

Name	Age	Position(s)
Albert R. Subbloie, Jr.	51	President, Chief Executive Officer and Chairman of the Board
Gary R. Martino	51	Chief Financial Officer
Albert M. Rossini	54	Executive Vice President, Global Sales
Charles D. Gamble	50	Senior Vice President, Customer Account Management
Scott E. Snyder	47	Senior Vice President, Mobile Solutions
David M. Coit (1)	64	Director
Gary P. Golding (2)	54	Director
Ronald W. Kaiser (1)(2)	57	Director
Jackie R. Kimzey (3)	58	Director
Gerald G. Kokos (1)(3)	61	Director
Richard S. Pontin	57	Director
Noah J. Walley (2)(3)	48	Director

(1)
Member of audit committee.

(2)
Member of compensation committee.

(3)
Member of nominating and corporate governance committee.

        Albert R. Subbloie, Jr. co-founded Tangoe and has served as President and Chief Executive Officer since October 2000. Mr. Subbloie has also been a member of our board of directors since February 2000 and became Chairman of the Board in March 2010. Mr. Subbloie served as President and Chief Executive Officer of FreeFire, Inc., a provider of an internet software customer relationship management solution, from April 2000 until its sale in July 2000 to TeleTech Holdings, Inc., a business process outsourcing company, following which he served as Executive Vice President of Business Development of TeleTech Holdings, Inc. until October 2000. From 1990 to April 2000, Mr. Subbloie served as President and Chief Executive Officer of Information Management Associates, Inc., or IMA, a global provider of enterprise call center software solutions. Mr. Subbloie also served on the board of directors of buyingedge.com, Inc., a reverse auction website and a subsidiary of IMA from August 1999 until its sale in May 2000. In July 2000, IMA filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court. Since March 2006, Mr. Subbloie has served on the board of directors of Operative, Inc., a provider of on-demand internet advertising software management solutions. Mr. Subbloie also served on the board of directors of Acsis, Inc., a provider of radio-frequency identification device management solutions, from March 1998 until its sale in October 2005, including as Chairman of the Board beginning in June 2004. Mr. Subbloie serves on the board of directors of the Connecticut Technology Council and has previously served as its Chairman. Mr. Subbloie holds a degree in Economics from Trinity College. As our founder, President and Chief Executive Officer, as well as a principal stockholder, we believe that Mr. Subbloie's detailed knowledge of our company provides a critical contribution to our board of directors.

        Gary R. Martino has served as our Chief Financial Officer since July 2007. Mr. Martino was also a member of our board of directors from February 2000 to March 2007. From 2001 to July 2007, Mr. Martino was a Managing Director of Riverside Advisors, LLC, a corporate development, financial and mergers and acquisitions advisory firm. From 2000 to 2001, Mr. Martino served as a financial consultant to 6FigureJobs.com, Inc., a career website. Mr. Martino served as Chief Financial Officer of IMA from 1990 to 1999, Executive Chairman of IMA from 1990 to April 2000, President of IMA's buyingedge.com, Inc. subsidiary from 1999 to April 2000 and a non-employee director of IMA from April 2000 to July 2000. In July 2000, IMA filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court. Prior to IMA, Mr. Martino worked with Arthur Anderson and Company as a senior consultant responsible for software programming and project management for accounting and decision support software. Mr. Martino received his B.S.B.A. from Georgetown University where he majored in accounting and computer science.

        Albert M. Rossini has served as our Executive Vice President, Global Sales since December 2006. From September 2000 to June 2005, Mr. Rossini served as Senior Vice President, Sales and Services of HSS, Inc., a provider of coding, regulatory and reimbursement solutions for hospitals and payer organizations. Prior to HSS, Mr. Rossini served as Senior Vice President of Sales and Marketing for Elcom International, a software development company, and previously managed both national and international campaigns for Nynex Corporation and Digital Equipment Corporation. Mr. Rossini holds a B.A. from the University of Connecticut.

        Charles D. Gamble co-founded Tangoe and has served as Senior Vice President since February 2000, most recently as Senior Vice President, Customer Account Management since December 2010. Prior to Tangoe, Mr. Gamble served as President and Chief Operating Officer of a large consumer electronics internet retailer, selling satellite television systems and telecommunications equipment over the internet. Earlier, Mr. Gamble launched the ISP division for Progressive Concepts, Inc., a cellular reseller. Mr. Gamble holds an M.B.A. from the Wharton Business School and a B.A. from Georgetown University.

        Scott E. Snyder has served as our Senior Vice President, Mobile Solutions since October 2008. From March 2007 to October 2008, Mr. Snyder served as our Senior Vice President, Managed Services. Mr. Snyder served as Chief Operating Officer of Traq from August 2006 until its acquisition by us in March 2007. From April 2005 to August 2006, Mr. Snyder served as Vice President, Engineering and Operations of Traq. Prior to his tenure at Traq, Mr. Snyder was employed by Trilogy Software, Inc., where he led product direction and development. Mr. Snyder holds M.S. and B.S. degrees from the University of Michigan.

        David M. Coit has been a member of our board of directors since August 2006. Mr. Coit founded North Atlantic Capital Corporation, a venture capital firm, and has served as its President since May 1986. Prior to founding North Atlantic Capital Corporation, Mr. Coit served as President of Maine Capital Corporation. Mr. Coit earned a B.A. from Yale University and an M.B.A. from Harvard Business School. He is a past Chairman of the Board of Governors of the National Association of Small Business Investment Companies and has served on the Board of the New England Venture Capital Association. He is a former U.S. Naval Officer. In addition to representing one of our principal stockholders, we believe that Mr. Coit's experience serving on numerous boards of directors, more than 20 years of experience as a venture capital investor and experience in commercial banking allows him to be a key contributor to our board of directors, particularly with respect to addressing our lending and secured financing needs.

        Gary P. Golding has been a member of our board of directors since September 2002. Since September 1997, Mr. Golding has served as a General Partner and Investment Manager of Edison Venture Fund, a venture capital firm. Prior to joining Edison, Mr. Golding co-founded the CEO Venture Fund, a venture capital firm, and served as General Partner and Chief Operating Officer of CEO Venture Fund II. Mr. Golding serves on the board of directors of Vocus, Inc., a publicly traded provider of software for public relations management. Mr. Golding received a B.A. in Management Science from Boston College and an M.A. in Urban and Regional Planning from the University of Pittsburgh. In addition to representing one of our principal stockholders, we believe that Mr. Golding's service on over 20 boards of directors over his career allows him to bring extensive experience regarding the management of private and public companies, and particularly software as a service companies, to our board of directors.

        Ronald W. Kaiser has been a member of our board of directors since January 2009. From November 2009 to March 2011, Mr. Kaiser served as Chief Executive Officer and Chairman of the Board of MobileAccess Networks, Inc., a provider of in-building wireless communications equipment. From January 2008 to October 2009 and since March 2011, Mr. Kaiser has served as an independent consultant. From January 2007 to January 2008, Mr. Kaiser served as Chief Financial Officer of Sucampo Pharmaceuticals, Inc., a pharmaceutical research and development company. From March 2005 to December 2006, Mr. Kaiser served as Chief Financial Officer of PharmAthene, Inc., a provider of medical products to counter biological and chemical weapons. From April 2003 to January 2005, Mr. Kaiser served as Chief Financial Officer of Air Cargo, Inc., a freight logistics and bill processing provider. In December 2004, Air Cargo, Inc. filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court. Mr. Kaiser also serves on the boards of directors of Vocus, Inc., a publicly traded provider of software for public relations management, and OPNET Technologies, Inc., a publicly traded provider of solutions for managing applications and networks. We believe that Mr. Kaiser's detailed knowledge of accounting issues faced by software companies, his experience in corporate finance and executive management and his service as Chief Financial Officer for nine different technology companies allows him to be a key contributor to our board of directors.

        Jackie R. Kimzey has been a member of our board of directors since March 2008. Since October 1999, Mr. Kimzey has served as a General Partner of Sevin Rosen Funds, a venture capital firm. Prior to joining Sevin Rosen, Mr. Kimzey held management positions at the semiconductor manufacturer Mostek Corporation and was also co-founder and Chief Executive Officer of wireless provider ProNet Inc. Mr. Kimzey graduated from Abilene Christian University and holds an M.B.A. from the University of Dallas. In addition to representing one of our principal stockholders, we believe that Mr. Kimzey's previous experience as a chief executive officer and his service on numerous boards of directors allows him to be a key contributor to our board of directors.

        Gerald G. Kokos has been a member of our board of directors since September 2002. Since January 2000, Mr. Kokos has served as President, Chief Executive Officer and a director of VFA, Inc., a provider of solutions for facilities capital planning and spend management. Prior to his tenure at VFA, Mr. Kokos served as President and Chief Executive Officer of Empirical Software, Inc., a software start-up company focusing on service level management solutions, from 1998 to 2000. From 1996 to 1998, Mr. Kokos served as Executive Vice President of the Investors Services Group at First Data Corporation, a payment processing company. Mr. Kokos holds a B.S. from the United States Coast Guard Academy and an M.B.A. from Yale University. Prior to his business career, Mr. Kokos served in the U.S. Coast Guard for nine years, achieving the rank of lieutenant commander. We believe that Mr. Kokos' qualifications to sit on our board of directors include a detailed understanding of enterprise solution providers, which is directly relevant to our business, and expertise in the management of complex technology companies.

        Richard S. Pontin has been a member of our board of directors since March 2007. Mr. Pontin served as Chief Executive Officer of Traq from December 2004 until its acquisition by us in March 2007, following which Mr. Pontin served as our Executive Chairman until May 2009. Prior to joining Traq, Mr. Pontin served as President and Chief Operating Officer of Broadwing Corporation (now Level 3 Communications, LLC) and as President and Chief Operating Officer of Cincinnati Bell Inc. From May 2009 to January 2010, Mr. Pontin served as Chief Executive Officer of Airband Communications, Inc., a provider of fixed-wireless broadband for businesses. From January 2010 to April 2011, Mr. Pontin served as Chief Executive Officer of AirClic, Inc., a provider of mobile solutions for tracking and managing data. Mr. Pontin received his B.S. and M.B.A. degrees from Drexel University. As the Chief Executive Officer of multiple companies, including Traq, we believe that Mr. Pontin's detailed knowledge of our business and his ability to manage complex technology companies allows him to be a key contributor to our board of directors.

        Noah J. Walley has been a member of our board of directors since July 2008. Since April 2003, Mr. Walley has served as Head of North American Technology Investing of Investor Growth Capital, Inc., a venture capital firm. Prior to his tenure at Investor Growth Capital, Mr. Walley served as a General Partner with Morgan Stanley Venture Partners and, prior to joining Morgan Stanley, he worked for the venture capital firms of Bachow & Associates and Desai Capital Management, as well as the management consulting firm McKinsey & Company. Mr. Walley holds a J.D. degree from Stanford Law School and as well as M.A. and B.A. degrees from Oxford University. In addition to representing one of our principal stockholders, we believe that Mr. Walley's experience serving on numerous boards of directors and as a venture capital investor and management consultant allows him to be a key contributor to our board of directors, particularly with respect to addressing our equity financing needs and mergers and acquisitions.

        Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

        Our board of directors currently consists of eight members, all of whom were elected as directors pursuant to a stockholders' voting agreement that we have entered into with holders of our preferred stock. The stockholders' agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

        In accordance with the terms of our certificate of incorporation and bylaws that will be effective as of the closing date of this offering, our board of directors will be divided into three classes, each of which will consist, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors and each of whose members will serve for staggered three-year terms. As a result, only one class of our board of directors will be elected each year. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Upon the closing of this offering, the members of the classes will be as follows:

  •
  the class I directors will be Messrs. Golding, Kaiser and Kokos, and their term will expire at the annual meeting of stockholders to be held in 2012;

  •
  the class II directors will be Messrs. Coit, Kimzey and Walley, and their term will expire at the annual meeting of stockholders to be held in 2013; and

  •
  the class III directors will be Messrs. Pontin and Subbloie, and their term will expire at the annual meeting of stockholders to be held in 2014.

        Our certificate of incorporation and bylaws that will be effective as of the closing date of this offering provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

        Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company's board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Rule 5605(a)(2), a director will only qualify as an "independent director" if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

        In March 2011, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Coit, Golding, Kaiser, Kimzey, Kokos and Walley, representing six of our eight directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under Rule 5605(a)(2) of the Nasdaq Listing Rules. Our board of directors also determined that Messrs. Coit, Kaiser and Kokos, who comprise our audit committee, Messrs. Golding, Kaiser and Walley, who comprise our compensation committee, and Messrs. Kimzey, Kokos and Walley, who comprise our nominating and corporate governance committee, satisfy the independence standards for such committees established by the SEC and the Nasdaq Listing Rules, as applicable. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board of directors. Following this offering, copies of each committee's charter will be posted on the Investor Relations section of our website, which is located at www.tangoe.com.

     Audit Committee

        The members of our audit committee are Messrs. Coit, Kaiser and Kokos. Mr. Kaiser is the chair of the audit committee and is also an "audit committee financial expert," as defined in applicable SEC rules. The audit committee's responsibilities include:

  •
  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

  •
  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

  •
  reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  discussing our risk management policies;

  •
  establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

  •
  meeting independently with our independent registered public accounting firm and management;

  •
  reviewing and approving or ratifying any related person transactions; and

  •
  preparing the audit committee report required by SEC rules.

        All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

     Compensation Committee

        The members of our compensation committee are Messrs. Golding, Kaiser and Walley. Mr. Golding is the chair of the compensation committee. The compensation committee's responsibilities include:

  •
  reviewing and approving, or making recommendations to our board with respect to the compensation of our executive officers;

  •
  overseeing an evaluation of our senior executives;

  •
  reviewing and making recommendations to our board with respect to cash and equity incentive plans;

  •
  administering our equity incentive plans;

  •
  reviewing and making recommendations to our board with respect to director compensation;

  •
  reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure required by SEC rules; and

  •
  preparing the annual compensation committee report required by SEC rules.

     Nominating and Corporate Governance Committee

        The members of our nominating and corporate governance committee are Messrs. Kimzey, Kokos and Walley. Mr. Kimzey is the chair of the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

  •
  identifying individuals qualified to become members of our board;

  •
  recommending to our board the persons to be nominated for election as directors and to each of our board's committees;

  •
  reviewing and making recommendations to our board with respect to management succession planning;

  •
  developing and recommending to our board corporate governance principles; and

  •
  overseeing an annual evaluation of our board.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

        Our board of directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a copy of the code of business conduct and ethics will be posted on the Investor Relations section of our website, which is located at www.tangoe.com.

Director Compensation

        Historically, we have not paid cash compensation to any non-employee director that is associated with one of our venture capital investors. During 2010 and prior to this offering in 2011, we paid each other non-employee director (i) an annual retainer of $10,000 for service as a director, (ii) an additional annual fee of $2,500 for each committee on which the director serves and (iii) an additional annual fee of $2,500 for each committee of which the director serves as the chairman. We also reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

        Our President and Chief Executive Officer has not received any compensation in connection with his service as a director. The compensation that we pay to our President and Chief Executive Officer is discussed in the "Management—Executive Compensation" section of this prospectus.

        The following table sets forth information regarding compensation earned by our non-employee directors during 2010.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
David M. Coit	—	$50,894	$50,894
Gary P. Golding	—	50,894	50,894
Ronald W. Kaiser	$17,500	64,596	82,096
Jackie R. Kimzey	—	50,894	50,894
Gerald G. Kokos	12,500	56,766	69,266
Richard S. Pontin	10,000	39,149	49,149
Noah J. Walley	—	50,894	50,894

(1)
The amounts reported in this column represent the aggregate grant date fair value of the options granted to our non-employee directors during 2010 computed in accordance with ASC 718, excluding the impact of estimated forfeitures related to service-based vesting conditions. These options were granted to our non-employee directors in connection with their service on our board of directors and consisted of an option to purchase 23,424 shares of our common stock granted to Mr. Kaiser, an option to purchase 20,584 shares of our common stock granted to Mr. Kokos, options to purchase 18,455 shares of our common stock granted to each of Messrs. Coit, Golding, Kimzey and Walley and an option to purchase 14,196 shares of our common stock granted to Mr. Pontin. Each of these options has an exercise price of $4.72 per share and vested in full on April 14, 2011. The amounts reported in this column do not represent actual amounts paid to or realized by the director with respect to these option grants. The assumptions used by us with respect to the valuation of option awards are the same as those set forth in note 13 to our consolidated financial statements included elsewhere in this prospectus. In addition to the options described above, as of December 31, 2010, Mr. Kaiser held an option to purchase 70,982 shares of our common stock at an exercise price of $1.66 per share, Mr. Kokos held options to purchase 35,491 shares of our common stock at an exercise price of $0.88 per share, 35,491 shares of our common stock at an exercise price of $1.23 per share and 17,035 shares of our common stock at an exercise price of $1.66 per share and Mr. Pontin held options to purchase 194,647 shares of our common stock at an exercise price of $0.25 per share, 43,804 shares of our common stock at an exercise price of $1.23 per share and 56,785 shares of our common stock at an exercise price of $1.66 per share. As of December 31, 2010, there were no other stock awards or option awards outstanding and held by our non-employee directors.

        In June 2011, our board of directors approved a compensation program, which will become effective upon the closing of this offering, pursuant to which we will pay each non-employee director an annual retainer consisting of (i) $20,000 for service as a director, (ii) $5,000 for service on the audit committee ($10,000 in the case of the chairman of the audit committee), (iii) $2,500 for service on the compensation committee ($5,000 in the case of the chairman of the compensation committee) and (iv) $2,500 for service on the nominating and corporate governance committee ($5,000 in the case of the chairman of the nominating and corporate governance committee). Each non-employee director may elect to receive all or part of the annual retainer in the form of unrestricted shares of common stock. The number of shares of common stock to be issued will be determined by dividing the amount of the annual retainer to be received in the form of stock by the fair market value of our common stock on the date the annual retainer is to be paid. We will also continue to reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

        In addition, on the date of each annual meeting of stockholders, each non-employee director that will serve on our board of directors following such annual meeting will receive an option to purchase a number of shares of our common stock equal to the sum of (i) 14,196 shares for service as a director, (ii) 4,259 shares for service on the audit committee (7,098 shares in the case of the chairman of the audit committee), (iii) 2,129 shares for service on the compensation committee (4,259 shares in the case of the chairman of the compensation committee) and (iv) 2,129 shares for service on the nominating and corporate governance committee (4,259 shares in the case of the chairman of the nominating and corporate governance committee). Each of these options will vest in full on the earlier of the one-year anniversary of the date of grant and the date of our annual meeting of stockholders for the subsequent year, subject to the non-employee director's continued service as a director. The exercise price of these options will equal the fair market value of our common stock on the date of grant.

        On April 16, 2010, we granted our non-employee directors options to purchase an aggregate of 132,024 shares of our common stock with an exercise price of $4.72 per share and on January 28, 2011, we granted to our non-employee directors options to purchase an aggregate of 132,024 shares of our common stock with an exercise price of $5.99 per share. The terms of these options and the number of shares of common stock underlying each non-employee director's option are consistent with the preceding paragraph based on the committee memberships set forth in the "Management—Board Committees" section of this prospectus. We made these grants with the expectation that we would not hold annual meetings of stockholders during 2010 and 2011, respectively.

Executive Compensation

     Compensation Discussion and Analysis

  Overview

        Our executive compensation program is administered by the compensation committee of our board of directors, subject to the oversight and approval of our full board of directors. Our compensation committee reviews our executive compensation practices on an annual basis and based on this review makes recommendations to our board of directors for approval, which has full discretion to approve or modify the recommendations of the compensation committee.

        For the fiscal year ended December 31, 2009 and all prior fiscal years, our executive compensation programs were developed and implemented in a manner consistent with the practices of other venture-backed, privately held companies, which are less formal than those typically employed by a public company. During this time, our compensation committee and board of directors generally set our executive compensation by considering the employment and compensation histories of each of our executives and comparing our executives' compensation to our compensation committee's and our board's estimates of executive compensation paid by private venture-backed companies in our industry and region with revenue comparable to our own as well as public software and technology companies that had recently made initial public offerings and had revenue comparable to those of our company. These estimates were based on third-party surveys and research informally conducted by our directors regarding pay practices at these companies and upon the experience of our directors in our industry, including in establishing executive compensation.

        In evaluating executive compensation levels for 2009, our compensation committee and board of directors relied in part on third-party market surveys to provide current information regarding the executive compensation of comparable private companies, specifically companies in the software and services industry, based in the New England region, with revenue in excess of $40 million and headcounts in excess of 200 employees. In addition, our compensation committee and board of directors examined the historical executive compensation paid by nine public software and technology companies in years in which those companies had revenue comparable to those of our company. The public companies in this benchmark group were Bankrate, Blackboard, Callidus Software, DemandTec, Kenexa, LivePerson, SuccessFactors, Synchronoss Technologies and Vocus.

        In November 2009 our compensation committee and board of directors engaged PricewaterhouseCoopers LLP as a compensation consultant to review and evaluate the elements of our executive compensation program, including base salaries, target bonus percentages and equity ownership, in connection with the evaluation of executive compensation levels for 2010 by our compensation committee and board of directors. As part of this evaluation, PricewaterhouseCoopers developed a peer group of 17 public software and technology companies with revenues and workforce sizes comparable to our own to provide a comparative basis for our compensation practices. The public companies in this benchmark group were Callidus Software, Constant Contact, DealerTrack, DemandTec, KANA Software, Kenexa, LivePerson, LogMeIn, NetSuite, Perficient, Phase Forward, RightNow, SuccessFactors, Synchronoss Technologies, Taleo, Ultimate Software and Vocus. Prior to our retention of PricewaterhouseCoopers in November 2009, we had not retained a compensation consultant to review our policies and procedures relating to executive compensation.

        In November 2010 our compensation committee and board of directors again engaged PricewaterhouseCoopers as a compensation consultant to review and evaluate the elements of our executive compensation program, including base salaries, cash incentive bonuses equity ownership and severance benefits, in connection with the evaluation of executive compensation levels for 2011 by our compensation committee and board of directors. As part of this evaluation, PricewaterhouseCoopers developed a peer group of 18 public software and technology companies with revenues and workforce sizes comparable to our own to provide a comparative basis for our compensation practices. The public companies in this benchmark group were Callidus Software, Constant Contact, Convio, DealerTrack, DemandTec, Kenexa, LivePerson, LogMeIn, NetSuite, Perficient, RightNow, Saba Software, Sonic Solutions, SuccessFactors, Synchronoss Technologies, Taleo, Ultimate Software and Vocus.

        In the future, we expect that our compensation committee and board of directors will continue to engage a compensation consulting firm on an annual basis to provide advice and resources.

  Objectives and Philosophy of Our Executive Compensation Program

        The primary objectives of our compensation committee with respect to executive compensation are to:

  •
  attract, retain and motivate the best possible executive talent;

  •
  ensure executive compensation is aligned with our corporate strategies and business objectives;

  •
  promote the achievement of key financial performance measures by linking cash and equity incentives to the achievement of measurable corporate and, in some cases, individual performance goals; and

  •
  align the incentives of our executives with the creation of value for our stockholders.

        Our compensation committee and board of directors expect to continue to implement and maintain compensation plans to achieve these objectives. Our compensation plans and policies have previously, and we expect will continue to, compensate executive officers with a combination of base salary, quarterly and annual cash incentive bonuses and equity incentives. Historically, quarterly and annual cash incentive bonuses have been tied to key financial metrics such as revenue, annual recurring revenue, or ARR, which we calculate as the aggregate annual value of recurring revenue customer contracts that we enter into during the period in question, earnings before interest, taxes, depreciation and amortization adjusted as described above in Management's Discussion and Analysis of Financial Condition and Results of Operations, or adjusted EBITDA, quarterly cash balance and, in the case of certain of our executive officers, the achievement of individual sales performance goals. We have provided, and expect to continue to provide, a portion of our executive compensation in the form of equity incentive awards that vest over time, which we believe helps to retain our executives and aligns their interests with those of our stockholders by allowing them to participate in the longer term success of our company as reflected in stock price appreciation. We intend to implement compensation packages for our executive officers generally in line with the median of our public company benchmark group.

  Components of Our Executive Compensation Program

        The primary elements of our executive compensation program are:

  •
  base salary;

  •
  quarterly and annual cash incentive bonuses;

  •
  equity incentive awards; and

  •
  severance and change in control benefits.

        We have not had any formal or informal policy or target for allocating compensation between long-term and short-term compensation, or between cash and non-cash compensation or among different forms of non-cash compensation. Instead, our compensation committee and board of directors have established, and we expect will continue to establish, these allocations for each executive officer on an annual basis solely on the basis of their determinations as to the amounts to be paid with respect to each component of executive compensation as described below.

        Base Salaries.    Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executive officers. None of our named executive officers is currently party to an employment agreement that provides for automatic or scheduled increases in base salary. Our compensation committee and board of directors have evaluated, and we expect will continue to evaluate, the base salaries of our executive officers for adjustment on an annual basis, based on a subjective assessment of each executive's performance, the other components of compensation paid to that executive officer and general compensation trends in our industry.

        In establishing base salaries for our named executive officers for 2009, our compensation committee and board of directors took into account a number of factors, including the mean base salaries of executive officers in our comparable private-company group and our public company benchmark group and each named executive's position and functional role, seniority, job performance and overall level of responsibility. In their review of the mean base salaries of comparable executive officers in our comparable private-company group and our public company benchmark group, our compensation committee and board of directors determined that the base salaries of each of Mr. Subbloie, Mr. Martino and Mr. Gamble were significantly below such mean levels. Our compensation committee and board of directors believed that retaining each of Mr. Subbloie, Mr. Martino and Mr. Gamble was critical to our success and were concerned that these executive officers might seek employment outside of our company if their base salaries were not increased to more closely approach such mean base salary levels. Consequently, our compensation committee and board of directors determined to increase the base salaries of each of these executive officers. In determining the sizes of the base salary increases to be made, our compensation committee and board of directors concluded that the increases necessary to raise the base salaries of Mr. Subbloie, Mr. Martino and Mr. Gamble to such mean levels were sufficiently large that it was not advisable to implement such increases in full in a single year. Instead our compensation committee and board of directors decided to provide more modest, yet still substantial, increases for 2009 and to consider additional increases in future years. Accordingly, for 2009, our compensation committee and board of directors increased the base salaries of Mr. Subbloie, Mr. Martino and Mr. Gamble by 40%, 11% and 15%, respectively. Our compensation committee and board of directors did not increase or decrease the base salaries of Mr. Rossini or Mr. Snyder for 2009, as our compensation committee and board of directors determined that the base salaries of Mr. Rossini and Mr. Snyder were comparable to the mean base salaries of those of executives with similar responsibilities in our comparable private-company group and our public company benchmark group.

        For 2010, our compensation committee and board of directors set the base salaries of our named executive officers at the 50th percentile for executives holding equivalent offices within our public company benchmark group, in furtherance of the determination made the previous year to incrementally increase base salary compensation to more closely approximate the base salary compensation of comparable executive officers of comparable companies. In making this determination, our compensation committee and board of directors did not compare our corporate performance against the performance of the companies in our public company benchmark group, but rather concluded that such increases were warranted to provide our named executive officers, whom our compensation committee and board of directors determined to be critical to our success, with adequate incentives to remain in the employment of our company rather than seek opportunities at other companies. Accordingly, in April 2010, our compensation committee and board of directors raised the base salaries of Mr. Subbloie, Mr. Martino, Mr. Rossini and Mr. Gamble by 17%, 16%, 5% and 5%, respectively. Our compensation committee and board of directors determined that Mr. Snyder's base salary for 2009 was at approximately the 50th percentile for our public company benchmark group and, accordingly, did not increase his base salary.

        For 2011, our compensation committee and board of directors determined to maintain the base salaries of our named executive officers at or around the 50th percentile for executives holding equivalent offices within our 2011 public company benchmark group. In making this determination, our compensation committee and board of directors did not compare our corporate performance against the performance of the companies in our public company benchmark group, but rather concluded that maintaining such levels of base salary were necessary to continue to retain our named executive officers, whom our compensation committee and board of directors determined to be critical to our success. Our compensation committee and board of directors determined that the base salaries of each of our named executive officers for 2010 continued to approximate the 50th percentile of base salaries for executives holding equivalent positions within our public company benchmark group for 2011 and, accordingly, did not increase the base salaries of any of our named executive officers for 2011.

        Cash Incentive Bonuses.    Our compensation committee and board of directors have established, and we expect will continue to establish, cash incentive bonuses for selected employees, including our executives officers, to incentivize and provide compensation for the achievement of company financial goals, and, in the case of some executive officers, individual performance goals. Cash incentive bonuses have historically been paid upon the satisfaction of objective and subjective performance criteria set in corporate and individual cash bonus plans established by our compensation committee and board of directors near the beginning of the fiscal year and we expect that our compensation committee and board of directors will continue to establish such corporate and individual cash bonus plans in accordance with our past practice. In establishing performance goals under our cash bonus plans, our compensation committee and board of directors have historically set goals that in their judgment would be difficult to attain and the satisfaction of which would represent performance significantly in excess of our company forecasts. We anticipate that in the future our compensation committee and board of directors will set goals that will reflect performance in line with, rather than in excess of, our company forecasts. Our compensation committee and board of directors have historically retained absolute discretion to at any time adjust downward, but not upward, any cash incentive bonuses that would be payable under the terms of any such plan. We expect that in the future our compensation committee and board of directors will retain discretion to adjust cash incentive bonuses downward, but subject this discretion to limitations that will be determined by our compensation committee and board of directors at the time of adoption of future cash incentive bonus plans.

     2009 Corporate Bonus Plan

        For 2009 our compensation committee and board of directors established a cash incentive bonus plan for certain of our executive officers, including Mr. Subbloie, Mr. Martino, Mr. Rossini and Mr. Snyder, but not Mr. Gamble, similar to cash incentive bonus plans established in previous years, providing for payments of cash incentive bonuses:

  •
  on a quarterly basis for achievement of corporate quarterly goals,

  •
  at year-end with respect to quarterly bonuses that were not earned during the year, in the event that corporate annual goals were achieved, and

  •
  at year-end for overperformance of corporate annual goals.

        In determining the amount of cash bonuses that would be eligible to be paid out under the 2009 corporate bonus plan to each participant, our compensation committee and board of directors reviewed the bonus practices of our comparable private-company group, as reflected in the third-party compensation surveys reviewed by our directors, as well as our public company benchmark group and established potential bonus amounts that were in line with the bonus practices of these companies and which also reflected our compensation committee's and board of directors' subjective assessment of the position and functional role, seniority and overall level of responsibility of each participant. Notwithstanding the target bonus amounts for each executive established by our compensation committee and board of directors under the 2009 corporate bonus plan, described below, our compensation committee and board of directors retained absolute discretion to adjust downward, but not upward, the amount of any cash incentive bonus payable to any participant under the plan.

        Corporate Quarterly Cash Incentive Bonuses.    Quarterly cash incentive bonuses were payable to participants under the 2009 corporate bonus plan upon the achievement of corporate quarterly goals with respect to four financial metrics: revenue, ARR, adjusted EBITDA and cash balance. In January 2009, our compensation committee and board of directors considered third-party forecasts of the performance of our industry in general in

2009 and based on these forecasts and our past company performance set quarterly goals for each of these financial metrics that, in accordance with their past practice, were in their opinion reasonably possible but difficult to achieve and the achievement of which would represent superior corporate performance. In September 2009, our compensation committee and board of directors determined that, due to economic conditions, achievement of these goals was no longer reasonably possible and that, as a result, the 2009 corporate bonus plan no longer provided sufficient ongoing incentives to its participants. In addition, our compensation committee and board of directors determined that the quarterly goals under the 2009 corporate bonus plan should be adjusted to levels that would represent corporate performance in line with our company forecasts rather than in excess of them in order to be consistent with the majority practice of our comparable private-company group and our public company benchmark group. Accordingly, our compensation committee and board of directors lowered the quarterly goals for revenue, adjusted EBITDA and cash balance under the 2009 corporate bonus plan for the third and fourth quarters of 2009 to levels that they believed would represent performance in line with our company forecasts for the remainder of 2009.

        The following table sets forth the initial quarterly goal for each financial metric for 2009:

	Q1	Q2	Q3	Q4
Revenue	$13,332,000	$14,308,000	$15,387,000	$16,621,000
ARR	3,125,000	3,125,000	3,125,000	3,125,000
Adjusted EBITDA	710,000	1,121,000	1,652,000	2,104,000
Cash balance	4,987,000	4,922,000	5,798,000	7,176,000

        The following table sets forth the revised quarterly goals for the third and fourth quarters of 2009:

	Q3	Q4
Revenue	$14,240,000	$14,750,000
ARR	3,125,000	3,125,000
Adjusted EBITDA	1,218,000	1,350,000
Cash balance	5,000,000	4,500,000

        In January 2009, our compensation committee and board of directors established quarterly target bonuses for each of our executive officers participating in the 2009 corporate bonus plan that would become payable with respect to each of the four financial goals for the quarter in question upon its achievement. The quarterly target bonuses established were $10,937.50 for Mr. Subbloie, $6,250.00 for Mr. Martino, $5,781.25 for Mr. Rossini and $5,000.00 for Mr. Snyder. Fractions of those target bonuses became payable if certain thresholds of each goal were achieved during a quarter as follows:

Revenue		ARR		Adjusted EBITDA		Cash balance
% of Goal Achieved	% of Target Bonus Paid	% of Goal Achieved	% of Target Bonus Paid	Dollar Amount below Goal Achieved	% of Target Bonus Paid	Dollar Amount below Goal Achieved	% of Target Bonus Paid
90%	10%	80%	20%	$350,000	20%	$450,000	20%
92	20	82.5	30	300,000	30	360,000	35
94	40	85	40	250,000	40	270,000	50
96	60	87.5	50	200,000	50	180,000	65
98	80	90	60	150,000	60	90,000	80
100	100	92.5	70	100,000	70	—	100
		95	80	50,000	80
		100	100	—	100

        The following table sets forth for each quarter of 2009 our actual performance for each financial metric considered under the 2009 corporate bonus plan, that performance as measured against the quarterly goal (as adjusted in July 2009) and the percentage of the target bonuses that was paid in such quarter to the plan participants with respect to such goal.

	Revenue			ARR			Adjusted EBITDA			Cash balance
	Actual	% of Target	% of Bonus Paid	Actual	% of Target	% of Bonus Paid	Actual	Amount above (below) Target	% of Bonus Paid	Actual	Amount above (below) Target	% of Bonus Paid
Q1	$13,091,000	98%	80%	$3,002,000	96%	80%	$711,000	$1,000	100%	$5,501,000	$514,000	100%
Q2	13,591,000	95	40	3,858,000	123	100	1,024,000	(97,000)	70	5,003,000	81,000	100
Q3	14,156,000	99	80	2,450,000	78	—	1,267,000	49,000	100	3,754,000	(1,246,000)	—
Q4	15,079,000	102	100	3,899,000	125	100	1,356,000	6,000	100	6,163,000	1,663,000	100

        Our compensation committee and board of directors did not exercise discretion during 2009 to reduce the quarterly cash incentive bonuses payable to our executives under the 2009 corporate bonus plan, accordingly each of Mr. Subbloie, Mr. Martino, Mr. Rossini and Mr. Snyder received quarterly cash incentive bonus payments equal to the percentages of their quarterly target bonuses that were payable with respect to each metric in each quarter by virtue of our corporate performance, as set forth in the "% of Bonus Paid" columns in the table above.

        Company Year-End Catch-Up Cash Incentive Bonuses.    Under the terms of the 2009 corporate bonus plan, any quarterly cash incentive bonus or portion thereof that was not earned by a participating executive with respect to a financial metric was contributed to a bonus pool for such executive that was eligible to be distributed at year-end in the event that we fully achieved our annual goal with respect to that financial metric.

        In January 2009, our compensation committee and board of directors established annual goals under the 2009 corporate bonus plan of $59,648,000 for revenue, $12,500,000 for ARR, $5,587,000 for adjusted EBITDA and $7,176,000 for cash balance, which, as with the quarterly goals under the 2009 corporate bonus plan, represented goals that, in the opinion of our compensation committee and board of directors, would be reasonably possible but difficult to achieve and the achievement of which would represent superior corporate performance. However, in September 2009, as with certain of the initial quarterly goals under the 2009 corporate bonus plan as described above, our compensation committee and board of directors determined that achievement of the annual cash balance goal under the 2009 corporate bonus plan was not reasonably possible and that adjustment of the annual cash balance goal was necessary to maintain the incentive value of the bonus plan and was advisable so as to set such goal at a level in line with our company forecasts in order to be consistent with the majority practice of our comparable private company group and public company benchmark group. Accordingly, our compensation committee and board of directors reduced the annual cash balance goal under the 2009 corporate bonus plan to $5,000,000, a target that was in line with our company forecasts for the remainder of 2009. In addition, in September 2009, our compensation committee and board of directors exercised their discretion to eliminate the potential payment of year-end catch-up cash incentive bonuses with respect to revenue and adjusted EBITDA because, as a result of our recurring revenue model, our year-end actual revenue and adjusted EBITDA for 2009 could be reasonably forecasted.

        Our actual performance as of December 31, 2009 was $13,209,000 for ARR and $6,163,000 for cash balance, achieving the annual goal for each of those two metrics. As a result of the achievement of these annual goals, and in accordance with the terms of the 2009 corporate bonus plan, unearned ARR quarterly cash incentive bonuses of $13,125, $7,500, $6,937.50 and $6,000 were paid to Mr. Subbloie, Mr. Martino, Mr. Rossini and Mr. Snyder, respectively, and unearned cash balance quarterly cash incentive bonuses of $10,937.50, $6,250, $5,781.25 and $5,000 were paid to Mr. Subbloie, Mr. Martino, Mr. Rossini and Mr. Snyder, respectively, in each case constituting the aggregate amount of their unearned quarterly cash incentive bonuses with respect to those metrics.

        Company Overperformance Cash Incentive Bonuses.    The 2009 corporate bonus plan provided for the payment of additional year-end cash incentive bonuses to our executives in the event that we overperformed against the annual goals under the 2009 corporate bonus plan with respect to revenue, ARR, adjusted EBITDA and cash balance. Under the terms of the plan, 10% of the excess of each of achieved revenue, ARR and cash balance, and 20% of the excess of achieved adjusted EBITDA, over the respective annual goals for such metrics for 2009 were payable in the aggregate to our executives in accordance with the following percentages: approximately 40% for Mr. Subbloie, approximately 23% for Mr. Martino, approximately 21% for Mr. Rossini and approximately 6% for Mr. Snyder.

        As described above, our initial annual goals for 2009 were $59,648,000 for revenue, $12,500,000 for ARR, $5,587,000 for adjusted EBITDA and $7,176,000 for cash balance and as with the year-end catch-up cash incentive bonuses described above, in September 2009, our compensation committee and board of directors determined to reduce the annual goal for cash balance to $5,000,000 and exercised their discretion to eliminate the potential payment of overperformance cash incentive bonuses under the 2009 corporate bonus plan with respect to revenue and adjusted EBITDA.

        Our actual performance as of December 31, 2009 was $13,209,000 for ARR and $6,163,000 for cash balance. Our overperformance of $709,000 with respect to our annual ARR goal resulted in the payment of an aggregate overperformance cash incentive bonus to our executives of $70,900, or 10% of such overperformance, in accordance with the terms of the plan. Our overperformance of $1,163,000 with respect to our annual cash balance goal resulted in the payment of an aggregate overperformance cash incentive bonus to our executives of $116,300, or 10% of such overperformance, in accordance with the terms of the plan. In accordance with their respective percentage interests in the overperformance cash incentive bonuses, Mr. Subbloie, Mr. Martino, Mr. Rossini and Mr. Snyder received approximately $67,201, $38,401, $35,521 and $10,000, respectively, of the overperformance cash incentive bonus payments described above.

     2009 Sales Commission Bonus Plan of Mr. Rossini

        For 2009, our President and Chief Executive Officer, with the knowledge and consent of our compensation committee and board of directors, established an individual sales commission bonus plan for Mr. Rossini, supplementing Mr. Rossini's participation in our 2009 corporate bonus plan. This plan was established because our President and Chief Executive Officer, compensation committee and board of directors were of the opinion that, as a result of his position as Executive Vice President, Global Sales, a substantial portion of Mr. Rossini's potential compensation should be tied to our performance with respect to ARR attributable to new sales bookings. Accordingly, our President and Chief Executive Officer, with the knowledge and consent of our compensation committee and board of directors, determined that, under his sales commission bonus plan, Mr. Rossini would be eligible to receive the following quarterly bonuses upon our achievement of ARR attributable to new sales bookings during the quarter as follows:

Aggregate ARR attributable to new sales bookings for the quarter	Bonus payable (as a percentage of aggregate ARR attributable to new sales bookings for the quarter)
Below $2,000,000	None
$2,000,000-$2,249,999	0.10%
$2,250,000-$2,499,999	0.20%
$2,500,000-$2,749,999	0.30%
$2,750,000-$2,999,999	0.40%
$3,000,000 and over	0.50%

        Similar to the 2009 corporate bonus plan, these goals were set at levels that were, in the opinion of our President and Chief Executive Officer, reasonably possible but difficult to achieve and the achievement of which would represent superior corporate performance.

        Our actual aggregate ARR attributable to new sales bookings was $3,014,749 in the first quarter of 2009, $3,858,045 in the second quarter, $2,358,855 in the third quarter and $3,868,288 in the fourth quarter. Accordingly, in accordance with the terms of his 2009 sales commission bonus plan, Mr. Rossini was paid a bonus of $15,074 with respect to the first quarter of 2009, $19,290 with respect to the second quarter, $19,341 with respect to the fourth quarter and did not receive a bonus under his 2009 sales commission bonus plan with respect to the third quarter.

     2009 Customer Collection Bonus Plan

        In January 2009, our compensation committee and board of directors approved a cash incentive bonus plan with respect to the collection of accounts receivable from one of our customers that had entered bankruptcy. Under the terms of the 2009 customer collection bonus plan, participants in the 2009 corporate bonus plan were eligible to receive a cash incentive bonus payment of $62,000 in the aggregate in the event that all accounts receivable of the customer in question were collected in full prior to April 1, 2009, which our compensation committee and board of directors determined to be an appropriate incentive given the aggregate amount of the accounts receivable in question and the likelihood of receiving full payment. Upon being earned, this bonus payment would be distributed to the plan participants in accordance with their percentage interests in the 2009 corporate bonus plan. While the accounts receivable of the customer in question were collected in 2009, they were not collected prior to April 1, 2009, and accordingly no amounts were paid out under the 2009 customer collection bonus plan.

     2010 Corporate Bonus Plan

        For 2010, our compensation committee and board of directors established a cash incentive bonus plan for our executive officers and certain other employees, providing for payments of cash incentive bonuses:

  •
  on a quarterly basis for achievement of corporate quarterly goals;

  •
  at year-end in respect of quarterly bonuses that were not earned during the year, in the event that corporate annual goals were achieved; and

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  at year-end for additional overperformance of one selected corporate annual goal.

        Departing from their previous practice, our compensation committee and board of directors determined that bonuses under the 2010 corporate bonus plan would be determined according to two company financial metrics rather than four, specifically adjusted EBITDA, which for purposes of the plan would be calculated exclusive of the effect of bonus payments under the plan, and revenue. In setting the quarterly and annual corporate performance goals for adjusted EBITDA and revenue under the 2010 corporate bonus plan, our compensation committee and board of directors set goals that were in line with our forecasts for company performance.

        In determining the total amount of cash bonuses eligible to be paid out under the 2010 corporate bonus plan to our executives and the level of participation of each executive, our compensation committee and board of directors reviewed the bonus practices of our public company benchmark group, without comparing our corporate performance against the performance of the companies in our public company benchmark group, and established an aggregate potential bonus pool and individual participation levels for each named executive officer comparable with the median bonuses of the benchmark group. The aggregate potential bonus pool for our executives, exclusive of adjusted EBITDA overperformance bonuses, was $819,000, of which Mr. Subbloie, Mr. Martino, Mr. Snyder and Mr. Gamble were eligible to receive potential bonuses of $328,000, $145,000, $80,000 and $60,000, respectively. Our President and Chief Executive Officer, with the knowledge and consent of our compensation committee and board of directors, determined that Mr. Rossini would not participate in the 2010 corporate bonus plan and that all bonus compensation paid to Mr. Rossini with respect to 2010 would be paid through the provisions of his individual sales commission bonus plan.

        Our President and Chief Executive Officer retained discretion to reduce, in consultation with and subject to the consent of our compensation committee and board of directors, any amounts eligible to be paid under the 2010 corporate bonus plan. In addition, our compensation committee and board of directors retained discretion to reduce any amounts payable to any participant under the 2010 corporate bonus plan, provided that such discretion could not be exercised with respect to a participant until such participant had received at least 85% of the potential bonus amount payable to such participant under the plan (exclusive of adjusted EBITDA overperformance bonuses).

        Corporate Quarterly Cash Incentive Bonuses.    Participants under the 2010 corporate bonus plan were eligible to receive cash bonus payments upon the achievement of corporate quarterly goals with respect to adjusted EBITDA and revenue. During the first quarter of 2010, our compensation committee and board of directors established the following quarterly goals for each financial metric under the 2010 corporate bonus plan:

	Q1	Q2	Q3	Q4
Revenue	$15,528,000	$16,142,000	$16,777,000	$17,467,000
Adjusted EBITDA	$1,449,000	$1,621,000	$1,600,000	$1,842,000

        For each quarter the target adjusted EBITDA goal was required to be exceeded before any bonus became payable. Thereafter, all of the excess of achieved adjusted EBITDA for the quarter over the quarterly goal was eligible to be paid as quarterly cash incentive bonuses under the plan, up to maximums of $300,300 for the first quarter, $345,345 for the second quarter, $405,405 for the third quarter and $450,450 for the fourth quarter.

        Of this potential aggregate quarterly cash incentive bonus, 50% would be deemed payable as a quarterly cash incentive bonus with respect to adjusted EBITDA due to achievement of the adjusted EBITDA goal for the quarter without any further conditions. The remaining 50% would be payable as a quarterly cash incentive bonus with respect to revenue, subject to revenue performance for the quarter meeting the percentage thresholds set forth in the table below with respect to the quarterly revenue goal:

Percentage Revenue Performance vs. Quarterly Goal	Percentage of Revenue Bonus Payable
100%	100%
99	80
98	60
97	30
96	15
95	5
Less than 95	0

        Quarterly cash incentive bonus payments were calculated on an aggregate basis, and each plan participant was eligible to receive a portion of the aggregate quarterly cash incentive bonus payments equal to the percentage that such participant's total potential bonuses under the plan represented of the aggregate potential bonus pool under the plan (in each case exclusive of potential overperformance bonuses). The aggregate potential bonus pool for the 2010 corporate bonus plan was $1,501,500, of which the potential bonuses to Mr. Subbloie, Mr. Martino, Mr. Snyder and Mr. Gamble, represented percentages of approximately 21.84%, 9.66%, 5.33% and 4.00%, respectively.

        During the second quarter of 2010, certain non-executive participants in the 2010 corporate bonus plan left our company. Consequently, our compensation committee and board of directors reduced the maximum amount of quarterly bonuses that could be paid under the 2010 corporate bonus plan for the second, third and fourth quarters of 2010 to $332,120, $389,880 and $433,200, respectively, to reflect that no further bonuses would be paid out under the plan to such individuals. The potential maximum bonus amounts (exclusive of potential overperformance bonuses) for Mr. Subbloie, Mr. Martino, Mr. Snyder and Mr. Gamble under the plan were not modified, which resulted in the percentage interests of Mr. Subbloie, Mr. Martino, Mr. Snyder and Mr. Gamble in quarterly cash incentive bonus payments for the second, third and fourth quarters of 2010 increasing in offsetting fashion, to approximately 22.71%, 10.04%, 5.54% and 4.16%, respectively.

        The adjusted EBIDTA performance goals for the third and fourth quarters of 2010 originally established by our compensation committee and board of directors took into account reporting and compliance expenses that we anticipated incurring as a result of conducting an initial public offering and becoming a public company during 2010. During the third quarter of 2010, as a result of our decision not to consummate an initial public offering during 2010, our compensation committee and board of directors determined to increase the adjusted EBIDTA performance goals under the 2010 corporate bonus plan for the third and fourth quarters in light of the absence of these anticipated expenses. These increases were partially offset by decreases relating to higher anticipated costs relating to certain other corporate developments, resulting in a revised adjusted EBITDA goal of $1,814,000 for the third quarter and $1,900,000 for the fourth quarter.

        The following table sets forth for each quarter of 2010 our actual performance for each of revenue and adjusted EBITDA (prior to the payment of bonuses under the 2010 corporate bonus plan in the case of adjusted EBITDA), that performance as measured against the quarterly goal (the revised quarterly goal with respect to adjusted EBITDA in the third and fourth quarters) and the amount of the quarterly cash incentive bonuses that were eligible to be paid relating to revenue and adjusted EBITDA as a result of such performance.

			Adjusted EBITDA (Prior to Payment of Bonuses under the 2010 Corporate Bonus Plan)
	Revenue
						Eligible Quarterly Adjusted EBITDA Bonus
	Actual	% of Goal	Actual	Excess over Goal	Eligible Quarterly Revenue Bonus
Q1	$15,955,000	103%	$1,542,000	$92,000	$46,000	$46,000
Q2	16,705,000	103	1,931,000	310,000	155,000	155,000
Q3	17,138,000	102	2,167,250	353,250	176,625	176,625
Q4	18,676,000	107	2,684,000	784,000	216,600	216,600

        In accordance their percentage interests in quarterly cash incentive bonus payments under the 2010 corporate bonus plan, Mr. Subbloie, Mr. Martino, Mr. Synder and Mr. Gamble received approximately 21.84%, 9.66%, 5.33% and 4.00%, respectively, of the eligible quarterly bonuses described in the table above for the first quarter of 2010, and approximately 22.71%, 10.04%, 5.54% and 4.16%, respectively, of the eligible quarterly bonuses described in the table above for the second, third and fourth quarters of 2010; except that our President and Chief Executive Officer, with the consent of our compensation committee and board of directors, exercised discretion to reduce the amount of the second quarter bonus payments to Mr. Gamble by 20%, or $1,814, which was later earned by and paid to Mr. Gamble under the company year-end catch-up bonuses described below.

        Company Year-End Catch-Up Cash Incentive Bonuses.    Any quarterly cash incentive bonuses below the quarterly maximums that were not earned remained eligible to be earned at year end in the event that we exceeded our annual adjusted EBITDA goal of $6,512,000, and, with respect to unearned revenue quarterly bonuses, also achieved certain percentages of our annual revenue goal of $65,914,000, under the 2010 corporate bonus plan. In such event, the amounts of the eligible year-end catch-up cash incentive bonuses would be calculated as the excess of certain annual bonus entitlements (calculated as described below) with respect to each of adjusted EBITDA and revenue over the aggregate amount of the quarterly cash incentive bonuses paid during the year with respect to adjusted EBITDA and revenue, respectively. Like the quarterly cash incentive bonuses, the annual bonus entitlements for calculating catch-up cash incentive bonuses would arise only if our adjusted EBITDA goal for the year was exceeded. Thereafter, all of the excess of achieved adjusted EBITDA for the year over the annual adjusted EBITDA goal was eligible to be included in our calculation of the annual bonus entitlements, subject to an aggregate limit of $1,501,500. 50% of the excess of adjusted EBITDA over the annual goal would constitute the annual bonus entitlement with respect to adjusted EBITDA. The remaining 50% would constitute the annual bonus entitlement with respect to revenue, subject to reduction using the same thresholds and percentages as for the quarterly cash incentive bonuses in the event that we did not fully achieve our revenue goal for the year. The amounts of the quarterly cash incentive bonuses paid during the year with respect to adjusted EBITDA and revenue would be subtracted from the annual bonus entitlements with respect to adjusted EBITDA and revenue, respectively, to determine the aggregate amounts of the year-end catch-up cash incentive bonuses payable under the plan. Of these aggregate amounts, each plan participant would be entitled to receive a portion equal to the percentage that the quarterly cash incentive bonuses not paid to such individual with respect to such metric during the year represented out of the total amount of quarterly cash incentive bonuses not paid to the participants (as of year-end) in the plan as a whole with respect to such metric during the year.

        As described above, during the second quarter of 2010, certain non-executive participants in the 2010 corporate bonus plan left our company. To reflect that such individuals would not be eligible to receive catch-up cash incentive bonus payments under the 2010 corporate bonus plan, our compensation committee and board of directors reduced the maximum amount of the excess of achieved adjusted EBITDA for the year over the annual adjusted EBITDA goal that could be included in our calculation of the annual bonus entitlements to $1,444,000. This did not affect the amount of potential catch-up cash incentive bonuses that the remaining plan participants would be eligible to receive as the percentage interests of the remaining plan participants increased by an offsetting amount. In addition, and like the modification of the adjusted EBITDA goals for the third and fourth quarters of 2010 described above, during the third quarter of 2010 our compensation committee and board of directors increased the annual adjusted EBITDA goal under the 2010 corporate bonus plan to reflect that anticipated public company reporting and compliance expenses for 2010 that were accounted for in the initial annual adjusted EBITDA goal would not be incurred. As with the quarterly goals, this increase was partially offset by a decrease relating to higher anticipated costs relating to certain other corporate developments, resulting in a revised adjusted EBITDA goal of $6,784,000 for the year.

        Our actual adjusted EBITDA for 2010 (prior to the payment of bonuses under the 2010 corporate bonus plan) was $8,324,250, exceeding our annual adjusted EBITDA goal by more than $1,444,000, and our actual revenue for 2010 was $68,474,000, exceeding our annual revenue goal, consequently all of the quarterly cash incentive bonuses that were not earned during 2010 by the plan participants that remained employed by us at year end were paid out as year-end catch-up cash incentive bonuses.

        Company Additional Overperformance Cash Incentive Bonuses.    To the extent that our adjusted EBITDA for 2010 exceeded our adjusted EBITDA goal for the year of $6,784,000 after the payment of bonuses described above, 7.5% of such excess was eligible to be paid to our executive officers under the 2010 corporate bonus plan in accordance with certain overperformance percentage interests specified under the plan, which for Mr. Subbloie, Mr. Martino, Mr. Synder and Mr. Gamble were approximately 30%, 17%, 11% and 11%. Our actual adjusted EBITDA for 2010 following the payment bonuses under the 2010 corporate bonus plan was $6,868,000, resulting in an excess of $84,000 over our adjusted EBITDA goal for the year, of which 7.5% was eligible to be paid out as overperformance cash incentive bonuses. Due to the small size of these potential overperformance bonuses, our compensation committee and board of directors determined not to pay such bonuses.

     2010 Sales Commission Bonus Plan of Mr. Rossini

        For 2010, our President and Chief Executive Officer, with the knowledge and consent of our compensation committee and board of directors, established an individual sales commission bonus plan for Mr. Rossini in lieu of participation by Mr. Rossini in our 2010 corporate bonus plan. This individual sales commission bonus plan was established because our President and Chief Executive Officer, compensation committee and board of directors were of the opinion that, as a result of his position as Executive Vice President, Global Sales, a substantial portion of Mr. Rossini's potential compensation should be tied to our performance with respect to ARR attributable to new sales bookings. Accordingly, our President and Chief Executive Officer, with the knowledge and consent of our compensation committee and board of directors, determined that, under his sales commission bonus plan, Mr. Rossini would be eligible to receive quarterly bonuses equal to specified percentages of the aggregate ARR attributable to new bookings during the quarter. The applicable percentage was determined on a non-linear sliding scale based on our level of achievement of ARR attributable to new bookings during the quarter as a percentage of the quarterly goal under

Mr. Rossini's 2010 sales commission bonus plan, ranging from 0% for achievement of ARR attributable to new booking of less than 70% of the goal for the quarter to 1.68% for achievement of ARR attributable to new bookings equal to or in excess of 120% of the goal for the quarter. Similar to Mr. Rossini's 2009 sales commission bonus plan, the goals for ARR attributable to new bookings under Mr. Rossini's 2010 sales commission bonus plan were set at levels that were, in the opinion of our President and Chief Executive Officer, reasonably possible but difficult to achieve and the achievement of which would represent superior corporate performance. Because sales efforts with respect to one potential customer were being made through alternate channels and relationships rather than through Mr. Rossini, our compensation committee and board of directors determined that only one-half of the ARR relating to that potential customer would be included for purposes of the calculation of bonuses under Mr. Rossini's 2010 bonus plan if that potential customer became a customer of Tangoe and that the portion of Mr. Rossini's bonus attributable to the bookings of such potential customer would be paid to Mr. Rossini only when the revenue relating to such bookings was actually received.

        Because the aggregate ARR attributable to new bookings for the first quarter of 2010 did not exceed 70% of the goal under Mr. Rossini's bonus plan, Mr. Rossini did not receive a payment under the plan with respect to the quarter. Our aggregate ARR attributable to new bookings for the second quarter of 2010 was approximately 106% of the quarterly goal under Mr. Rossini's bonus plan, and in accordance with the terms of the plan Mr. Rossini received a bonus payment equal to 1.39% of the aggregate ARR attributable to new bookings during the quarter. In the third quarter of 2010, we achieved approximately 158% of the quarterly goal under Mr. Rossini's bonus plan with a material portion of the ARR attributable to new bookings for the quarter attributable to bookings from the company described above for which sales efforts had been pursued through alternate channels and relationships. Accordingly, only 50% of the ARR attributable to the bookings of such customer were included for purposes of determining Mr. Rossini's bonus payment for the third quarter of 2010. As so adjusted, our aggregate ARR attributable to new bookings for the third quarter of 2010 was approximately 124% of the quarterly goal under Mr. Rossini's bonus plan, and in accordance with the terms of the plan, Mr. Rossini received a bonus payment equal to 1.68% of the aggregate ARR attributable to new bookings during the quarter, as so adjusted, less the amount of such bonus attributable to such customer's bookings, which bonus amount will be paid to Mr. Rossini in installments as we receive payments from such customer. Our aggregate ARR attributable to new bookings for the fourth quarter of 2010 was approximately 89% of the quarterly goal under Mr. Rossini's bonus plan, and in accordance with the terms of the plan Mr. Rossini received a bonus payment equal to 0.69% of the aggregate ARR attributable to new bookings during the quarter.

     2010 Extra Efforts Bonus Plan

        For 2010, our compensation committee and board of directors established a cash incentive bonus plan for certain of our employees, including Mr. Martino, one of our named executive officers, under which such employees would be eligible to receive fixed bonuses at year-end if certain specified corporate objectives were achieved and we consummated an initial public offering of our common stock during the year. While the corporate objectives under the plan were achieved during the year, we did not consummate an initial public offering of our common stock in 2010. Accordingly, no bonus payments were made under the 2010 Extra Efforts Bonus Plan.

     2011 Corporate Bonus Plan

        For 2011, our compensation committee and board of directors established a cash incentive bonus plan for our executives and certain other employees, providing for payments of cash incentive bonuses:

  •
  on a quarterly basis for achievement of corporate quarterly goals;

  •
  at year-end in respect of quarterly bonuses that were not earned during the year, in the event that corporate annual goals were achieved; and

  •
  at year-end for additional overperformance of one selected corporate annual goal.

        The 2011 corporate bonus plan is similar in structure to the 2010 corporate bonus plan and bonuses are determined according to adjusted EBITDA and revenue in a similar manner as under the 2010 corporate bonus plan. In setting the quarterly and annual corporate performance goals for adjusted EBITDA and revenue under the 2011 corporate bonus plan, our compensation committee and board of directors set goals that were in line with our forecasts for company performance.

        In determining the total amount of cash bonuses eligible to be paid out under the 2011 corporate bonus plan to our executives and the level of participation of each executive, our compensation committee and board of directors reviewed the bonus practices of our 2011 public company benchmark group, without comparing our corporate performance against the performance of the companies in our public company benchmark group, and established an aggregate potential bonus pool and individual participation levels for each named executive officer comparable with the median bonuses of the benchmark group. The aggregate potential bonus pool for our executive officers, exclusive of adjusted EBITDA overperformance bonuses, is $784,000 of which Mr. Subbloie, Mr. Martino and Mr. Snyder are eligible to receive potential bonuses of $328,000, $145,000 and $80,000, respectively. Our President and Chief Executive Officer, with the knowledge and consent of our compensation committee and board of directors, determined that, as in 2010, Mr. Rossini would not participate in the 2011 corporate bonus plan and that all bonus compensation paid to Mr. Rossini with respect to 2011 would be paid through the provisions of his individual sales commission bonus plan and, in addition, that Mr. Gamble would not participate in the 2011 corporate bonus plan and that all bonus compensation paid to Mr. Gamble with respect to 2011 would be paid through the provisions of an individual bonus plan based on customer renewals and bookings.

        Our President and Chief Executive Officer retained discretion to reduce, in consultation with and subject to the consent of our compensation committee and board of directors, any amounts eligible to be paid under the 2011 corporate bonus plan. In addition, our compensation committee and board of directors retained discretion to reduce any amounts payable to any participant under the 2011 corporate bonus plan, provided that such discretion could not be exercised with respect to a participant until such participant had received at least 85% of the potential bonus amount payable to such participant under the plan (exclusive of adjusted EBITDA overperformance bonuses),

        Corporate Quarterly Cash Incentive Bonuses.    Participants under the 2011 corporate bonus plan are eligible to receive cash bonus payments upon the achievement of corporate quarterly goals with respect to adjusted EBITDA and revenue. For each quarter a target adjusted EBITDA goal must be exceeded before any bonus is payable. Thereafter, bonuses are eligible to be paid in the amount by which achieved adjusted EBITDA exceeds the goal established for each quarter, subject to quarterly maximums. 50% of any such quarterly incentive bonus is payable upon achievement of the requisite EBITDA thresholds, and the remaining 50% becomes payable depending on our revenue performance for the quarter against our revenue goal.

        Company Year-End Catch-Up Cash Incentive Bonuses.    Any quarterly cash incentive bonuses below the quarterly maximums that are not earned remain eligible to be earned at year end in the event that we exceed the annual adjusted EBITDA goal, and, with respect to unearned revenue quarterly bonuses, also achieve certain percentages of the annual revenue goal, under the 2011 corporate bonus plan. Similarly to the quarterly cash incentive bonuses, the potential maximum amount of the year-end catch-up cash incentive bonuses is calculated based upon the amount by which achieved adjusted EBITDA (prior to the payment of bonuses under the 2011 corporate bonus plan) exceeds the goal established for the year, subject to a fixed maximum. The portions attributable to unearned adjusted EBITDA and revenue quarterly incentive bonuses then become payable based, respectively, on our adjusted EBITDA and revenue performance for the year against the annual goals under the 2011 corporate bonus plan.

        Company Additional Overperformance Cash Incentive Bonuses.    To the extent that our adjusted EBITDA for 2011 exceeds the adjusted EBITDA goal for the year after the payment of bonuses described above, 15% of such excess is eligible to be paid to our executive officers under the 2011 corporate bonus plan in accordance with certain respective percentage interests in such overperformance cash incentive bonuses specified in the plan.

        Equity Incentive Awards.    Our equity award program is the primary vehicle for offering long-term incentives to our executives. Prior to this offering, our employees, including our executive officers, were eligible to participate in our amended and restated 1999 stock plan, which we refer to as the 1999 Plan, our amended and restated employee stock option/stock issuance plan, which we refer to as the 2000 Employee Plan, our amended and restated executive stock option/stock issuance plan, which we refer to as the 2000 Executive Plan, and our 2005 Stock Incentive Plan. Following the closing of this offering, we will continue to grant our employees, including our executive officers, stock-based awards pursuant to our 2011 Stock Incentive Plan, which will become effective upon the closing of this offering. Under our 2011 Stock Incentive Plan, our employees, including our executive officers, will be eligible to receive grants of stock options, restricted stock awards, and other stock-based equity awards at the discretion of our compensation committee.

        Although we do not have any formal equity ownership guidelines for our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe the vesting feature of our equity grants furthers our goal of executive retention because this feature provides an incentive to our executive officers to remain in our employment during the vesting period. In determining the size of equity grants to our employees, including our executive officers, our compensation committee and board of directors have historically considered, and we expect will continue to consider, the comparative share ownership levels of employees in our comparable private-company group and our public company benchmark group, our corporate performance, the applicable employee's individual performance, the amount of equity previously awarded to the employee, the vesting terms of such awards and the recommendations of management. In assessing our corporate performance for the purposes of determining the sizes of equity grants to be made, our compensation committee and board of directors have evaluated, and we expect will continue to evaluate, our corporate performance on a subjective, general basis, considering metrics such as revenue, ARR, adjusted EBITDA and cash balance, but without specific targets or weightings assigned to any such metric.

        We typically make an initial equity award of stock options to new hires, including our executive officers, in connection with the start of their employment. Grants of equity awards, including those to executives, have all been recommended by our compensation committee and approved by our board of directors and are granted based on the fair market value of our common stock. Historically, the equity awards we have granted to our executives have generally vested as to 25% of such awards at the end of the first year and in equal monthly installments over the succeeding three years. This vesting schedule is consistent with the vesting of stock options generally granted to other employees.

        In 2009, consistent with our historical practice, our compensation committee and board of directors assessed our corporate performance for the previous year as well as the individual performance of each our named executive officers in determining whether to grant equity incentive awards to those officers and the sizes of any such awards. In keeping with their prior practice, our compensation committee and board of directors assessed our overall corporate performance in a subjective fashion by considering financial metrics such as revenue, ARR, adjusted EBITDA and cash balance without specifically evaluating any such metric against any target or forecast and without assigning a fixed weighting to any such metric. Our compensation committee and board of directors evaluated each named executive officer's individual performance on a subjective basis without reference to any specific metric. Following these methods, our compensation committee and board of directors concluded that our overall corporate performance had been strong in 2008 and that Mr. Subbloie, Mr. Martino, Mr. Rossini, Mr. Snyder and Mr. Gamble had each performed well individually. Our compensation committee and board of directors then assessed the mean equity incentive ownership levels of executives in our comparable private-company group and our public company benchmark group and determined that the equity incentive ownership levels of each of our named executive officers, as a percentage of outstanding shares on a fully diluted basis, were significantly below those of comparable executives in such comparable groups. Our compensation committee and board of directors concluded that the sizes of the equity incentive awards that would be necessary to raise the holdings of our named executive officers to such mean levels were sufficiently large that it was not advisable to grant awards of those sizes in a single year. Instead our compensation committee and board of directors decided to grant more modest, yet still substantial, stock option awards in 2009 and to consider additional equity incentive awards in future years. The sizes of these stock option awards were based on the subjective determinations of our compensation committee and board of directors as to the level of equity incentive compensation that would be reasonable and appropriate under the circumstances based on our equity incentive grant history, the equity incentive grant practices of our comparable private-company group and our public company benchmark group as well as their subjective determinations that our corporate performance and the performance of our named executive officers had been strong in 2008. In making these determinations our compensation committee and board of directors did not compare our corporate performance against the performance of companies in our comparable private-company group or our public company benchmark group. In accordance with these determinations, our board of directors awarded options to our named executive officers to purchase the following numbers of shares: 133,446 shares for Mr. Subbloie, 46,848 shares for Mr. Martino, 28,392 shares for Mr. Rossini, 14,196 shares for Mr. Snyder and 14,196 shares for Mr. Gamble. These options were granted at an exercise price of $1.66/share, the fair market value of our common stock on the date of grant as determined by our board of directors.

        In determining equity incentive compensation for 2010, our compensation committee and board of directors took into account their subjective assessments that our overall corporate performance had been strong in 2009 and that Mr. Subbloie, Mr. Martino, Mr. Rossini, Mr. Snyder and Mr. Gamble had each performed well, particularly in light of adverse economic conditions. As in 2009, our compensation committee and board of directors assessed our overall corporate performance in a subjective fashion by considering financial metrics such as revenue, ARR, adjusted EBITDA and cash balance without specifically evaluating any such metric against any target or forecast and without assigning a fixed weighting to any such metric and evaluated each named executive officer's individual performance on a subjective basis without reference to any specific metric. Our compensation committee and board of directors also assessed the equity incentive granting practices of our public company benchmark group with the assistance of PricewaterhouseCoopers LLP, our compensation consultant, and determined that the average sizes of the annual equity incentive awards granted to each of our named executive officers over the prior three years, a percentage of outstanding shares on a fully diluted basis, were significantly below the 50th percentile levels for comparable executives in our public company benchmark group, with the exception of the awards granted to Mr. Subbloie, which fell between the 50th and 75th percentiles of equity incentive awards granted to individuals holding the office of President and Chief Executive Officer.

        As a result of finding that the equity incentive compensation of our named executive officers, other than Mr. Subbloie, over the prior three years had been substantially lower than the 50th percentiles of our public company benchmark group, our compensation committee and board of directors determined that it was advisable to increase the equity incentive compensation to be received by our named executive officers, other than Mr. Subbloie, to levels that exceeded the 50th percentiles for comparable executives in our public company benchmark group for a limited period of time to bring their equity incentive compensation in line with targeted levels. Accordingly, our compensation committee and board of directors determined to grant to each of our named executive officers, other than Mr. Subbloie, equity incentive awards in sizes that exceeded the 50th percentiles for comparable executives in our public company benchmark group by approximately the amount by which the average sizes of their respective awards over the prior three years fell below the 50th percentiles. Our compensation committee and board of directors were further of the view that, if our corporate performance and the individual performance of our named executive officers remained strong over the following two years, they would consider granting to our named executive officers, other than Mr. Subbloie, equity incentive awards that similarly exceeded the 50th percentiles for comparable executives in our public company benchmark group in those two years, so that the six-year average grant sizes for these named executive officers would then approximate the 50th percentiles levels. With respect to Mr. Subbloie, our compensation committee and board of directors determined that, due to his unique knowledge of and insight into our history, business, strategies and technology, both as a co-founder of our company and from his service as our President and Chief Executive Officer during our growth from a start-up company to a leading global provider of communications lifecycle management software and related services, Mr. Subbloie's service as our President and Chief Executive Officer was critical to our success and that accordingly it was appropriate to provide Mr. Subbloie with a similar percentage increase in equity incentive compensation over 2009 as was being provided to our other executive officers. In making these determinations with respect to Mr. Subbloie and our other executive officers, our compensation committee and board of directors did not compare our corporate performance against the performance of the companies in our public company benchmark group. In accordance with these determinations, our board of directors awarded options to our named executive officers to purchase the following numbers of shares: 340,715 shares for Mr. Subbloie, 110,732 shares for Mr. Martino, 85,178 shares for Mr. Rossini, 61,044 shares for Mr. Snyder and 61,044 shares for Mr. Gamble. These options were granted at an exercise price of $4.72/share, the fair market value of our common stock on the date of grant as determined by our board of directors.

        In determining equity incentive compensation for 2011, our compensation committee and board of directors took into account their subjective assessments that our overall corporate performance had been strong in 2010 and that Mr. Subbloie, Mr. Martino, Mr. Rossini, Mr. Snyder and Mr. Gamble had each performed well. As in 2009 and 2010, our compensation committee and board of directors assessed our overall corporate performance in a subjective fashion by considering financial metrics such as revenue, ARR, adjusted EBITDA and cash balance without specifically evaluating any such metric against any target or forecast and without assigning a fixed weighting to any such metric and evaluated each named executive officer's individual performance on a subjective basis without reference to any specific metric. Our compensation committee and board of directors also assessed the equity incentive granting practices of our 2011 public company benchmark group with the assistance of PricewaterhouseCoopers LLP, our compensation consultant, and determined that the levels of equity incentive compensation in our 2011 public company benchmark group were substantially similar to those of the prior year. In furtherance of the view expressed among our compensation committee and board of directors the prior year that, if our corporate performance and the individual performance of our named executive officers were to remain strong, the equity incentive compensation granted to our named executive officers should exceed the 50th percentiles for comparable executives in our public company benchmark group for a further two years to compensate our named executive officers for their prior equity award grants that our compensation committee and board of directors now viewed as insufficient equity incentive compensation, our compensation committee and board of directors determined to issue equity incentive awards to our named executive officers that were equal in size to the respective awards granted to them in the prior year. In making these determinations, our compensation committee and board of directors did not compare our corporate performance against the performance of the companies in our public company benchmark group. In accordance with these determinations, our board of directors awarded options to our named executive officers to purchase the following numbers of shares: 340,715 shares for Mr. Subbloie, 110,732 shares for Mr. Martino, 85,178 shares for Mr. Rossini, 61,044 shares for Mr. Snyder and 61,044 shares for Mr. Gamble. These options were granted at an exercise price of $5.99/share, the fair market value of our common stock on the date of grant as determined by our board of directors.

        At the discretion of our compensation committee and board of directors, we expect to continue to approve annually new equity awards to our executives consistent with our overall incentive compensation program objectives.

        We do not currently have a program, plan or practice of selecting grant dates for equity compensation to our executive officers in coordination with the release of material non-public information. Equity award grants are made from time to time in the discretion of our compensation committee and board of directors consistent with our incentive compensation program objectives.

        In June 2011, we entered into executive retention agreements with each of our executive officers. Pursuant to their executive retention agreements, our executive officers are entitled to specified benefits in the event of the termination of their employment under specified circumstances and upon a change in control of our company. We have provided more detailed information about these benefits, below under "—Executive Retention Agreements." We believe that providing these change in control benefits helps us compete for and retain executive talent.

        Our compensation committee engaged PricewaterhouseCoopers to conduct a study to determine whether our severance benefit practices were in line with severance packages offered to executive officers by companies at comparable stages of development in our industry and related industries. As a result of this study, the compensation committee determined that entering into the executive retention agreements would result in severance packages comparable with other companies in our industry.

     Our Compensation Policies and Practices as They Relate to Our Risk Management

        Our compensation committee does not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse affect on our company or will result in excessive risk taking. Our compensation committee believes that any such risks are mitigated by:

  •
  The multiple elements of our compensation packages, including base salary, our quarterly and annual cash incentive bonus program and, for most of our employees, equity awards that vest over multiple years and are intended to motivate employees to take a long-term view of our business.

  •
  The structure of our quarterly and annual cash incentive bonus program, which is based on (i) multiple performance measures to avoid employees placing undue emphasis on any particular performance metric at the expense of other aspects of our business, and (ii) performance targets that we believe are somewhat aggressive yet reasonable and should not require undue risk-taking to achieve.

     Summary Compensation Table

        The following table sets forth information regarding compensation earned by our President and Chief Executive Officer, our Chief Financial Officer and our three other executive officers during the years ended December 31, 2009 and 2010. We refer to these individuals as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($) (2)	Total ($)
Albert R. Subbloie, Jr.	2010	$397,402	—	$982,844	$328,059	(3)	$8,888	$1,717,193
President and Chief Executive Officer	2009	341,667	—	139,375	231,264	(4)	11,768	724,074
Gary R. Martino	2010	280,000	—	319,424	145,026	(3)	11,795	756,245
Chief Financial Officer	2009	247,917	—	48,930	132,151	(4)	12,139	441,137
Albert M. Rossini	2010	197,500	—	245,711	187,961	(5)	2,515	633,687
Executive Vice President, Global Sales	2009	190,000	—	29,654	175,946	(6)	2,056	397,656
Charles D. Gamble	2010	200,000	—	176,093	60,010	(3)	2,155	438,258
Senior Vice President, Customer Account Management	2009	187,922	$30,000	14,827	—		1,253	234,002
Scott E. Snyder	2010	200,000	—	176,093	80,015	(3)	12,719	468,827
Senior Vice President, Mobile Solutions	2009	200,000	—	14,827	85,000	(4)	12,564	312,391

(1)
These amounts represent the aggregate grant date fair value of the options granted during the year computed in accordance with ASC 718, excluding the impact of estimated forfeitures related to service-based vesting conditions. These amounts do not represent actual amounts paid to or realized by the named executive officer with respect to these option grants. The assumptions used by us with respect to the valuation of option awards are the same as those set forth in note 13 to our consolidated financial statements included elsewhere in this prospectus.

(2)
These amounts represent the value of perquisites and other personal benefits, which are further detailed below.

Name	Year	Matched 401(k) Contribution ($)	Health and Disability Insurance ($)	Group Life Insurance ($)	Total ($)
Albert R. Subbloie, Jr.	2010	—	$8,588	$300	$8,888
	2009	—	11,468	300	11,768
Gary R. Martino	2010	—	11,495	300	11,795
	2009	—	11,869	270	12,139
Albert M. Rossini	2010	$1,320	958	237	2,515
	2009	954	874	228	2,056
Charles D. Gamble	2010	1,082	833	240	2,155
	2009	285	769	199	1,253
Scott E. Snyder	2010	990	11,489	240	12,719
	2009	968	11,356	240	12,564
(3)
This amount consists of a cash bonus paid under our 2010 corporate bonus plan. See the "Management—Executive Compensation—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Cash Incentive Bonuses" section of this prospectus for a description of this plan. This bonus, which was earned in 2010, was paid in installments in May 2010, August 2010, November 2010 and February 2011.

(4)
This amount consists of a cash bonus paid under our 2009 corporate bonus plan. See the "Management—Executive Compensation—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Cash Incentive Bonuses" section of this prospectus for a description of this plan. This bonus, which was earned in 2009, was paid in installments in May 2009, August 2009 and February 2010.

(5)
This amount consists of a cash bonus earned under Mr. Rossini's 2010 sales commission bonus plan. See the "Management—Executive Compensation—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Cash Incentive Bonuses" section of this prospectus for a description of this plan. This bonus, which was earned in 2010, was paid in installments in May 2010, August 2010, November 2010 and February 2011 with respect to the portion earned relating to bookings of customers other than the customer for which only one-half of the ARR attributable to bookings was included for the purposes of the calculation of bonuses under Mr. Rossini's 2010 sales commission bonus plan. As described above, the portion of this cash bonus relating to such customer's booking is being paid in installments as we receive payments from such customer relating to such bookings.

(6)
This amount consists of (i) a $122,241 cash bonus paid under our 2009 corporate bonus plan and (ii) a $53,705 cash bonus paid under Mr. Rossini's 2009 sales commission bonus plan. See the "Management—Executive Compensation—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Cash Incentive Bonuses" section of this prospectus for a description of these plans. These bonuses, which were earned in 2009, were paid in installments in May 2009, August 2009 and February 2010.

     Grants of Plan-Based Awards in 2010

        The following table sets forth information regarding grants of compensation in the form of plan-based awards during the year ended December 31, 2010 to our named executive officers.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)(2)				All Other Option Awards: Number of Securities Underlying Options (#) (3)
							Exercise or Base Price of Option Awards ($/Sh) (4)
								Grant Date Fair Value of Option Awards ($) (5)
Name	Grant Date	Threshold ($)		Target ($)
Albert R. Subbloie, Jr.	4/16/2010	—		—		340,715	$4.72	$982,844
	—	—		$329,890		—	—	—
Gary R. Martino	4/16/2010	—		—		110,732	4.72	319,424
	—	—		146,071		—	—	—
Albert M. Rossini	4/16/2010	—		—		85,178	4.72	245,711
	—	$11,250	(6)	250,000	(6)	—	—	—
Charles D. Gamble	4/16/2010	—		—		61,044	4.72	176,093
	—	—		60,693		—	—	—
Scott E. Snyder	4/16/2010	—		—		61,044	4.72	176,093
	—	—		80,693		—	—	—

(1)
Except as otherwise indicated, all awards in these columns were granted under our 2010 corporate bonus plan, which was established in March 2010. The actual amounts awarded are reported in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table above. See "Management—Executive Compensation—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Cash Incentive Bonuses" for a description of this plan.

(2)
None of the awards were subject to a maximum possible payout. With the exception of the award granted to Mr. Rossini, none of the awards were subject to thresholds or had targets and, with the exception of the award granted to Mr. Rossini, the amounts reported in the target column represent the payouts for which the awards were eligible based on our performance for the fiscal year ended December 31, 2010.

(3)
The shares subject to these options vested as to 25% of the original number of shares on April 14, 2011 and vest as to an additional 1/48 of the original number of shares at the end of each month thereafter until April 14, 2014, subject to acceleration in the event of a change of control where the successor corporation assumes or substitutes the options and the named executive officer is terminated involuntarily within 12 months after the change of control, as further described below in "Management—Executive Compensation—Potential Payments upon Termination or Change of Control."

(4)
For a discussion of our methodology for determining the fair value of our common stock, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" section of this prospectus.

(5)
These amounts represent the aggregate grant date fair value of the options granted during 2010 computed in accordance with ASC 718, excluding the impact of estimated forfeitures related to service-based vesting conditions. These amounts do not represent the actual amounts paid to or realized by the named executive officer with respect to these option grants. The assumptions used by us with respect to the valuation of option awards are the same as those set forth in note 13 to our consolidated financial statements included elsewhere in this prospectus.

(6)
Represents possible payouts under Mr. Rossini's 2010 sales commission bonus plan. The actual amounts awarded are reported in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table above. See "Management—Executive Compensation—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Cash Incentive Bonuses" for a description of this plan.

     Outstanding Equity Awards at Year End

        The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2010.

	Option Awards (1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Albert R. Subbloie, Jr.	351,949	40,929	(2)	$1.23	10/12/2017
	207,029	76,900	(3)	1.23	3/6/2018
	63,942	69,504	(4)	1.66	1/30/2019
	—	340,715	(5)	4.72	4/16/2020
Gary R. Martino	5,678	—		0.88	10/29/2014
	7,098	—		1.06	4/19/2016
	213,417	36,441	(6)	1.23	3/6/2018
	22,448	24,400	(4)	1.66	1/30/2019
	—	110,732	(5)	4.72	4/14/2020
Albert M. Rossini	19,733	—		1.23	10/12/2017
	34,532	7,395	(2)	1.23	10/12/2017
	24,151	11,535	(3)	1.23	3/6/2018
	13,604	14,788	(4)	1.66	1/30/2019
	—	85,178	(5)	4.72	4/14/2020
Charles D. Gamble	7,098	—		0.88	7/29/2014
	35,490	—		1.06	2/8/2015
	10,351	3,845	(3)	1.23	3/6/2018
	1,980	1,086	(7)	1.23	6/11/2018
	6,802	7,394	(4)	1.66	1/30/2019
	—	61,044	(5)	4.72	4/14/2020
Scott E. Snyder	72,613	—		0.25	6/9/2015
	35,567	—		0.35	11/20/2016
	50,870	5,915	(2)	1.23	10/12/2017
	31,054	11,535	(3)	1.23	3/6/2018
	6,802	7,394	(4)	1.66	1/30/2019
	—	61,044	(5)	4.72	4/16/2020

(1)
All options held by our named executive officers are subject to vesting acceleration in the event of a change of control and upon termination of employment under certain circumstances as further described below in "Management—Executive Compensation—Potential Payments upon Termination or Change of Control."

(2)
This option vests in equal monthly installments through May 15, 2011.

(3)
This option vests in equal monthly installments through January 30, 2012.

(4)
This option vests in equal monthly installments through January 30, 2013.

(5)
This option vested as to 25% of the shares on April 14, 2011 and vests in equal monthly installments as to the remaining shares through April 14, 2014.

(6)
This option vests in equal monthly installments through July 15, 2011.

(7)
This option vests in equal monthly installments through May 15, 2012.

     Option Exercises and Stock Vested

        The following table sets forth information concerning the number of shares acquired and the value realized on exercise of stock options during the year ended December 31, 2010 by each of our named executive officers.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
Albert R. Subbloie, Jr.	—	—
Gary R. Martino	113,571	$436,000
Albert M. Rossini	—	—
Charles D. Gamble	161,839	621,300
Scott E. Snyder	—	—

(1)
The value realized on exercise represents the difference between the fair market value of our common stock on the date of exercise, as most recently determined by our board of directors, and the exercise price of the option.

     Potential Payments Upon Termination or Change of Control

        Under the executive retention agreements that we entered into with our named executive officers in June 2011, our named executive officers are entitled to specified benefits in the event of the termination of their employment under specified circumstances, as described below under "—Executive Retention Agreements," as well as to the acceleration of vesting of equity incentive awards in the event of a charge in control. For purposes of the executive retention agreements, a "change in control" generally means (i) the acquisition by an individual, entity or group of beneficial ownership of 50% or more of our outstanding shares of common stock or the combined voting power of our outstanding securities (subject to certain exceptions), (ii) a change of the majority of our board of directors to individuals not nominated, recommended, endorsed or elected by at least a majority of continuing directors; (iii) a merger, consolidation, reorganization, recapitalization or statutory share exchange involving Tangoe, or a sale or disposition of all or substantially all of Tangoe's assets unless (a) the beneficial owners of our common stock and voting securities prior to such transaction beneficially own more than 50% of the outstanding shares of common stock and voting securities, respectively, of the resulting or acquiring company in substantially the same proportions as their ownership of our common stock and voting securities, respectively, before the transaction and (b) no individual, entity or group beneficially owns 30% or more of the outstanding shares or voting securities of the resulting or acquiring company, except to the extent held before the transaction; or (iv) approval by our board of directors of complete liquidation or dissolution of Tangoe.

        In addition, our 2005 stock incentive plan, which we refer to as the 2005 Plan, provides that in the event of a change of control where the successor corporation does assume or substitute the options, all such options will become fully exercisable and any right for us to repurchase options will lapse in the event that the holder is terminated involuntarily in connection with or within 12 months after the change of control. For purposes of the 2005 Plan, "change of control" generally means (i) the sale of all or substantially all of our assets, (ii) a merger or consolidation of our company with or into another entity if persons who were not our stockholders prior to the merger or consolidation own 50% or more of the voting power of the surviving entity after the merger or consolidation or (iii) the acquisition by any person or group of beneficial ownership of securities of ours representing more than 50% of our voting power. All of our named executive officers hold options granted under the 2005 Plan that are not fully exercisable.

        The table below sets forth the benefits potentially payable to each named executive officer in the event of the termination of such officer other than for cause, death or disability or the resignation of such officer for good reason. These amounts are calculated on the assumption that the employment termination took place on December 31, 2010.

Name	Severance Payments($)	Medical Insurance($)	Value of Additional Vested Option Awards($) (1)
Albert R. Subbloie, Jr.	$551,477	$7,801	$2,009,187	(2)
Gary R. Martino	246,930	10,708	599,866	(3)
Albert M. Rossini	169,550	170	272,293	(4)
Charles D. Gamble	114,841	170	127,729	(5)
Scott E. Snyder	120,638	10,736	207,345	(6)

(1)
The valuation of these options is based on the initial public offering price per share for our common stock of $10.00.

(2)
The amount consists of option acceleration with respect to an additional 287,236 shares, of which 111,911 shares have an exercise price of $1.23 per share, 33,361 shares have an exercise price of $1.66 per share and 141,964 shares have an exercise price of $4.72 per share.

(3)
The amount consists of option acceleration with respect to an additional 84,441 shares, of which 36,440 shares have an exercise price of $1.23 per share, 8,784 shares have an exercise price of $1.66 per share and 39,217 shares have an exercise price of $4.72 per share.

(4)
The amount consists of option acceleration with respect to an additional 41,109 shares, of which 12,717 shares have an exercise price of $1.23 per share, 3,549 shares have an exercise price of $1.66 per share and 24,843 shares have an exercise price of $4.72 per share.

(5)
The amount consists of option acceleration with respect to an additional 21,735 shares, of which 2,157 shares have an exercise price of $1.23 per share, 1,774 shares have an exercise price of $1.66 per share and 17,804 shares have an exercise price of $4.72 per share.

(6)
The amount consists of option acceleration with respect to an additional 30,816 shares, of which 11,238 shares have an exercise price of $1.23 per share, 1,774 shares have an exercise price of $1.66 per share and 17,804 shares have an exercise price of $4.72 per share.

        The table below sets forth the benefits potentially payable to each named executive officer in the event of either a change in control as defined under the executive retention agreements or the involuntary termination of the named executive officer in connection with or within 12 months after a change of control as defined under the 2005 Plan. These amounts are calculated on the assumption that the change of control event took place on December 31, 2010.

Name	Value of Additional Vested Options Awards($) (1)
Albert R. Subbloie, Jr.	$3,412,182	(2)
Gary M. Martino	1,107,821	(3)
Albert M. Rossini	739,150	(4)
Charles D. Gamble	427,276	(5)
Scott E. Synder	537,034	(6)

(1)
The valuation of these options is based on the initial public offering price per share for our common stock of $10.00.

(2)
This amount consists of option acceleration with respect to an additional 528,048 shares, of which 117,829 shares have an exercise price of $1.23 per share, 69,504 shares have an exercise price of $1.66 per share and 340,715 shares have an exercise price of $4.72 per share.

(3)
This amount consists of option acceleration with respect to an additional 171,573 shares, of which 36,441 shares have an exercise price of $1.23 per share, 24,400 shares have an exercise price of $1.66 per share and 110,732 shares have an exercise price of $4.72 per share.

(4)
This amount consists of option acceleration with respect to an additional 118,896 shares, of which 18,930 shares have an exercise price of $1.23 per share, 14,788 shares have an exercise price of $1.66 per share and 85,178 shares have an exercise price of $4.72 per share.

(5)
This amount consists of option acceleration with respect to an additional 73,369 shares, of which 4,931 shares have an exercise price of $1.23 per share, 7,394 shares have an exercise price of $1.66 per share and 61,044 shares have an exercise price of $4.72 per share.

(6)
This amount consists of option acceleration with respect to an additional 85,888 shares, of which 17,450 shares have an exercise price of $1.23 per share, 7,394 shares have an exercise price of $1.66 per share and 61,044 shares have an exercise price of $4.72 per share.

Employment Agreements

        We do not have formal employment agreements with any of our named executive officers. We have entered into proprietary information, inventions assignment, non-competition and non-solicitation agreements with each of our named executive officers. Under these agreements, each named executive officer has agreed (i) to protect our confidential and proprietary information, (ii) to assign to us related intellectual property developed during the course of his employment, (iii) not to compete with us during his employment and for a period of one year after the termination of his employment and (iv) not to solicit our employees during his employment and for a period of two years after the termination of his employment. Each named executive officer's employment is at will.

Executive Retention Agreements

        In June 2011, we entered into executive retention agreements with each of our executive officers. The benefits payable to our executive officers under these agreements are described below.

     Benefits Provided Upon Termination Other than for Cause or Good Reason

        If an executive's employment is terminated by us (other than for cause, death or disability) or if the executive resigns for good reason then, subject to the executive's signing a general release of potential claims against us:

  •
  the vesting of each outstanding option, restricted share unit, restricted stock award or other equity award issued by us and held by the executive (to the extent such award is not then vested) will accelerate by 12 months in the case of our chief executive officer, 9 months in the case of our chief financial officer and 6 months in the case of our other executive officers;

  •
  the executive will be paid a pro-rata portion of his or her quarterly bonus for the last completed quarter before termination;

  •
  we will pay the same percentage of the premiums the executive incurs under COBRA post-employment health insurance coverage for 12 months following termination as we pay for active executives, subject to certain nondiscrimination rules;

  •
  in the case of our chief executive officer, he will be entitled to receive a lump sum payment equal to (1) a pro rata portion of 100% of his aggregate quarterly and annual bonuses payable with respect to the last fiscal year ended before termination, less any quarterly bonuses paid in the current fiscal year, and (2) the greater of 100% of his highest base salary during the two fiscal years prior to termination and 100% of his then current base salary;

  •
  in the case of our chief financial officer, he will be entitled to receive a lump sum payment equal to (1) a pro rata portion of 75% of his aggregate quarterly and annual bonuses payable with respect to the last fiscal year ended before termination, less any quarterly bonuses paid in the current fiscal year, and (2) the greater of 75% of his highest base salary during the two fiscal years prior to termination and 50% of his then current base salary; and

  •
  in the case of each of our other executive officers, he will be entitled to receive a lump sum payment equal to (1) a pro rata portion of 50% of his aggregate quarterly and annual bonuses payable with respect to the last fiscal year ended before termination, less any quarterly bonuses paid in the current fiscal year, and (2) the greater of 50% of his highest base salary during the two fiscal years prior to termination and 50% of his then current base salary.

     Benefits Provided Upon a Change in Control

        Upon a change in control:

  •
  each outstanding option to purchase our shares held by the executive (to the extent not then currently exercisable) will become immediately exercisable in full;

  •
  each outstanding restricted stock award held by the executive will be deemed to be fully vested and such vested shares will no longer be subject to any applicable right of repurchase or first refusal; and

  •
  each outstanding restricted share unit award held by the executive will be deemed to be fully vested and such vested shares will be distributed to the executive within five business days thereafter.

     Termination for Cause or for Other than Good Reason

        If an executive officer is terminated for cause or by reason of death or disability, or terminates his or her employment other than for good reason, such executive officer, or his or her estate or legal representative, will be entitled to a lump sum payment equal to his or her earned and accrued base salary through the date of termination.

Stock Option and Other Compensation Plans

     Amended and Restated 1999 Stock Plan

        The 1999 Plan was originally maintained by Traq Wireless, Inc., or Traq, prior to our acquisition of Traq in March 2007. The 1999 Plan was adopted by Traq's board of directors and approved by its stockholders in October 1999, was amended and restated in July 2003 and was further amended in March 2007 and January 2011.

        The 1999 Plan provides for the grant of incentive stock options, nonstatutory stock options and restricted stock. Traq's employees, directors and consultants, and those of any subsidiaries, were eligible to receive awards under the 1999 Plan; however, incentive stock options could only be granted to employees. In accordance with the terms of the 1999 Plan, our board of directors, or a committee appointed by our board, administers the 1999 Plan and, subject to any limitations in the 1999 Plan, selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise prices of options;

  •
  the duration of options;

  •
  the methods of payment of the exercise price of options; and

  •
  the number of shares of common stock subject to any restricted stock awards and the terms and conditions of those awards, including the issue price, conditions for repurchase and repurchase price.

        Pursuant to the terms of the 1999 Plan, any right for us to repurchase options upon termination of a holder's service with us will lapse and all such options will become fully vested, if we undergo a change of control, as defined in the 1999 Plan, before such holder's termination and the repurchase right is not assigned to the entity that employs the holder after the change in control. In addition, any right for us to repurchase options will lapse in the event that we undergo a change of control and the holder is terminated involuntarily within 12 months after the change of control. In the event of a change of control where the successor corporation does not assume or substitute the options and such options do not remain outstanding, all such options will become fully exercisable.

        In the event of a merger or consolidation, the agreement of merger or consolidation, without the consent of the option holders, may provide for:

  •
  the continuation of the options by us if we are the surviving corporation;

  •
  the assumption of the 1999 Plan and the outstanding options by the surviving corporation or its parent;

  •
  the substitution by the surviving corporation or its parent of options with substantially the same terms; or

  •
  the cancellation of the outstanding options without payment of any consideration.

        After our acquisition of Traq in March 2007, we granted no further stock options or other awards under the 1999 Plan. Any shares of common stock subject to awards under the 1999 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued will be rolled into the 2005 Plan. As of June 30, 2011, there were options to purchase an aggregate of 841,468 shares of common stock outstanding under the 1999 Plan at a weighted-average exercise price of $0.28 per share and an aggregate of 648,648 shares of common stock issued upon the exercise of options granted under the 1999 Plan.

     Amended and Restated Employee Stock Option/Stock Issuance Plan

        Our amended and restated employee stock option/stock issuance plan, which we refer to as the 2000 Employee Plan, was adopted by our board of directors and approved by our stockholders in November 2000, was amended and restated in December 2004 and was further amended in March 2007 and January 2011.

        The 2000 Employee Plan provides for the grant of incentive stock options, nonstatutory stock options and restricted stock. Our employees, directors and consultant, and those of any subsidiaries, were eligible to receive awards under the 2000 Employee Plan; however, incentive stock options could only be granted to employees. In accordance with the terms of the 2000 Employee Plan, our board of directors, or a committee appointed by our board, administers the 2000 Employee Plan and, subject to any limitations in the 2000 Employee Plan, selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise prices of options;

  •
  the duration of options;

  •
  the methods of payment of the exercise price of options; and

  •
  the number of shares of common stock subject to any restricted stock awards and the terms and conditions of those awards, including the issue price, conditions for repurchase and repurchase price.

        In the event of a merger, consolidation, reorganization, sale of all or substantially all of our assets or change of control, as defined in the 2000 Employee Plan, each option or restricted stock award will terminate unless the successor corporation agrees to assume such award or substitute an equivalent award. However, in the event of a change of control where the successor corporation does not assume or substitute the awards, all such awards will become fully vested, and any repurchase rights will lapse, as of immediately prior to the change of control. In addition, if the successor corporation does assume an award or substitute an equivalent award in connection with a change of control, and the holder is terminated involuntarily in connection with or within 12 months after the change of control, then all of the participant's assumed or substituted awards will become fully vested, and any repurchase rights will lapse, as of immediately prior to the participant's termination.

        After March 2007, we granted no further stock options or other awards under the 2000 Employee Plan; however, any shares of common stock subject to awards under the 2000 Employee Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued will be rolled into the 2005 Plan. As of June 30, 2011, there were options to purchase an aggregate of 119,361 shares of common stock outstanding under the 2000 Employee Plan at a weighted-average exercise price of $0.90 per share and an aggregate of 57,374 shares of common stock issued upon the exercise of options granted under the 2000 Employee Plan.

     Amended and Restated Executive Stock Option/Stock Issuance Plan

        Our amended and restated executive stock option/stock issuance plan, which we refer to as the 2000 Executive Plan, was adopted by our board of directors and approved by our stockholders in November 2000, was amended and restated in December 2004 and was further amended in March 2007 and January 2011.

        The 2000 Executive Plan provides for the grant of incentive stock options, nonstatutory stock options and restricted stock. Our employees, directors and consultants, and those of any subsidiaries, were eligible to receive awards under the 2000 Executive Plan; however, incentive stock options could only be granted to employees. In accordance with the terms of the 2000 Executive Plan, our board of directors, or a committee appointed by our board, administers the 2000 Executive Plan and, subject to any limitations in the 2000 Executive Plan, selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise prices of options;

  •
  the duration of options;

  •
  the methods of payment of the exercise price of options; and

  •
  the number of shares of common stock subject to any restricted stock awards and the terms and conditions of those awards, including the issue price, conditions for repurchase and repurchase price.

        In the event of a merger, consolidation, reorganization, sale of all or substantially all of our assets or change of control, as defined in the 2000 Executive Plan, each option or restricted stock award will terminate unless the successor corporation agrees to assume such award or substitute an equivalent award. However, in the event of a change of control where the successor corporation does not assume or substitute the awards, all such awards will become fully vested, and any repurchase rights will lapse, as of immediately prior to the change of control. In addition, if the successor corporation does assume an award or substitutes an equivalent award in connection with a change of control, and the holder is terminated involuntarily in connection with or within 12 months after the change of control, then all of the participant's assumed or substituted awards will become fully vested, and any repurchase rights will lapse, as of immediately prior to the participant's termination.

        After March 2007, we granted no further stock options or other awards under the 2000 Executive Plan; however, any shares of common stock subject to awards under the 2000 Executive Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued will be rolled into the 2005 Plan. As of June 30, 2011, there were options to purchase an aggregate of 129,713 shares of common stock outstanding under the 2000 Executive Plan at a weighted-average exercise price of $0.93 per share and an aggregate of 929,138 shares of common stock issued upon the exercise of options granted under the 2000 Executive Plan.

     2005 Stock Incentive Plan

        The 2005 Plan was adopted by our board of directors and approved by our stockholders in April 2005 and was amended in December 2005, August 2006, March 2007, September 2007, December 2007, July 2008, January 2009, April 2010 and January 2011.

        The 2005 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our employees, directors and consultants are eligible to receive awards under the 2005 Plan; however, incentive stock options may only be granted to employees. In accordance with the terms of the 2005 Plan, our board of directors, or a committee appointed by our board, administers the 2005 Plan and, subject to any limitations in the 2005 Plan, selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise prices of options;

  •
  the duration of options;

  •
  the methods of payment of the exercise price of options; and

  •
  the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the issue price, conditions for repurchase and repurchase price.

        In the event of a change of control, as defined in the 2005 Plan, our board, or the committee appointed by our board, has the discretion to take one or more of the following actions:

  •
  arrange for or provide that each outstanding award will be assumed or a substantially similar award will be substituted by the successor corporation or a parent or subsidiary of the successor corporation;

  •
  accelerate the vesting of awards so that awards will vest as to the shares that otherwise would have been unvested and provide that repurchase rights of ours with respect to shares issued upon exercise of awards will lapse as to the shares subject to such repurchase rights;

  •
  arrange or provide for the payment of cash or other consideration in exchange for the satisfaction and cancellation of outstanding awards; or

  •
  make such other modifications, adjustments or amendments to outstanding awards or the 2005 Plan as our board, or the committee appointed by our board, deems necessary or appropriate, subject to specified limitations.

In addition, if the successor corporation assumes an award or substitutes an equivalent award in connection with a change of control, and the holder is terminated involuntarily in connection with or within 12 months after the change of control, then all of the participant's assumed or substituted awards will become fully vested, and any repurchase rights will lapse, as of immediately prior to the participant's termination.

        As of June 30, 2011, there were options to purchase an aggregate of 6,155,103 shares of common stock outstanding under the 2005 Plan at a weighted-average exercise price of $3.64 per share and an aggregate of 588,984 shares of common stock issued upon the exercise of options granted under the 2005 Plan. As of June 30, 2011, there were 277,472 shares of common stock reserved for future issuance under the 2005 Plan, plus such number of shares of common stock subject to awards under the 1999 Plan, 2000 Employee Plan and 2000 Executive Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued. After the effective date of the 2011 stock incentive plan described below, which we refer to as the 2011 Plan, we will grant no further stock options or other awards under the 2005 Plan.

     2011 Stock Incentive Plan

        The 2011 Plan, which will become effective upon the closing of this offering, was adopted by our board of directors in June 2011 and approved by our stockholders in June 2011. The 2011 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock-based awards. Upon effectiveness of the 2011 Plan, the number of shares of our common stock that will be reserved for issuance under the 2011 Plan will be 3,620,670 shares.

        Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2011 Plan; however, incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the plan is 2,555,366 per calendar year.

        Pursuant to the terms of the 2011 Plan, our board of directors will select the recipients of awards and determine:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise price of options;

  •
  the duration of options;

  •
  the methods of payment of the exercise price of options; and

  •
  the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the issue price, conditions for repurchase, repurchase price and performance conditions, if any.

        If our board of directors delegates authority to an executive officer to grant awards under the 2011 Plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

        Upon a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to the 2011 Plan, as to some or all outstanding awards, other than restricted stock awards:

  •
  provide that all outstanding awards will be assumed or substituted by the successor corporation;

  •
  upon written notice to a participant, provide that the participant's unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

  •
  provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

  •
  in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

  •
  provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

        Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless our board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

        No award may be granted under the 2011 Plan after June 13, 2021. Our board of directors may amend, suspend or terminate the 2011 Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

     401(k) Retirement Plan

        We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate, subject to a 90-day waiting period. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $16,500 in 2011, and have the amount of the reduction contributed to the 401(k) plan. We currently match 5% of the contributions made by our employees, including our named executive officers, with any amounts that we contribute vesting based on the length of the employee's service with us.

Limitation of Liability and Indemnification

        As permitted by Delaware law, we have adopted provisions in our certificate of incorporation, which will be effective as of the closing date of this offering, that limit or eliminate the personal liability of our directors. Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

        As permitted by Delaware law, our certificate of incorporation that will be effective as of the closing date of this offering also provides that:

  •
  we will indemnify our directors and officers to the fullest extent permitted by law;

  •
  we may indemnify our other employees and other agents to the fullest extent permitted by law; and

  •
  we will advance expenses to our directors and officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

        The indemnification provisions contained in our certificate of incorporation that will be effective as of the closing date of this offering are not exclusive. In addition, we have entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his capacity as a director or executive officer, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

        We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, which we refer to as the Securities Act, may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information concerning our company.

RELATED PERSON TRANSACTIONS

        Since January 1, 2008, we have engaged in the following transactions with our executive officers, directors and holders of more than 5% of our voting securities, and affiliates of our executive officers, directors and 5% stockholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Promissory Notes

        In January 2008, we entered into a promissory note with Albert R. Subbloie, Jr., our President and Chief Executive Officer, pursuant to which we loaned Mr. Subbloie an aggregate principal amount of $383,853. The promissory note was issued in connection with Mr. Subbloie's exercise of stock options, the exercise prices of which were partially paid for with the promissory note. The promissory note accrued interest at 4.46% annually. Mr. Subbloie repaid the promissory note in full in April 2010.

Consulting Agreement with Former Chief Financial Officer

        In June 2008, we entered into a consulting services agreement with Imagine Financial Partners, LLC, of which David J. Toole, our former Chief Financial Officer, is a member. Pursuant to the consulting services agreement, Mr. Toole provides us with financial and accounting services. Pursuant to the consulting services agreement, we paid Imagine Financial Partners, LLC $105,600, $217,800 and $238,800 during the years ended December 31, 2008, 2009 and 2010, respectively, and $51,000 during the three months ended March 31, 2011.

Series F Preferred Stock Financing

        In July 2008, we issued an aggregate of 10,190,218 shares of our series F preferred stock (equivalent to 2,893,304 shares of common stock on a post-split, as-converted basis) at a price of $1.1776 per share to two entities affiliated with Investor Growth Capital for an aggregate cash purchase price of $12,000,001. 7,133,153 of the shares of our series F preferred stock (equivalent to 2,025,313 shares of common stock on a post-split, as-converted basis) were issued to Investor Growth Capital Limited for an aggregate purchase price of $8,400,001 and 3,057,065 of the shares of our series F preferred stock (equivalent to 867,991 shares of common stock on a post-split, as-converted basis) were issued to Investor Group, L.P. for an aggregate purchase price of $3,600,000. Upon the closing of this offering, these shares will automatically convert into 2,893,304 shares of our common stock. As a result of the series F preferred stock financing, the two entities affiliated with Investor Growth Capital together hold more than 5% of our voting securities. Noah J. Walley, a member of our board of directors, is a Managing Director of Investor Growth Capital.

Stock Repurchases

        In July 2008, we entered into stock repurchase agreements with certain of our executive officers and directors and various other stockholders pursuant to which we repurchased an aggregate of 807,369 shares of our common stock and 1,851,521 shares of our series A preferred stock (equivalent to 525,694 shares of common stock on a post-split, as-converted basis) for an aggregate repurchase price of $4,604,797. The repurchase was effected in connection with our series F preferred stock financing. The table below sets forth the number of shares of common stock and series A preferred stock repurchased from our executive officers and directors:

Name	Number of Shares of Common Stock Repurchased	Number of Shares of Series A Preferred Stock Repurchased		Aggregate Repurchase Price ($)
Albert R. Subbloie, Jr.	337,259	—		$1,259,097
Gary R. Martino	103,109	—		384,939
Albert M. Rossini	34,497	—		128,790
Charles D. Gamble	41,504	—		154,949
Scott E. Snyder	32,393	—		120,934
Richard S. Pontin	88,521	—		330,481
Christopher T. Fraser (1)	—	87,753	(2)	93,018
Steven P. Shwartz (1)	—	135,172	(3)	143,282

(1)
Messrs. Fraser and Shwartz served as members of our board of directors until our acquisition of Traq Wireless, Inc. in March 2007.

(2)
Equivalent to 24,915 shares of common stock on a post-split, as-converted basis.

(3)
Equivalent to 38,379 shares of common stock on a post-split, as-converted basis.

Employment of Former Director

        In November 2009, we hired Stephen P. Shwartz, a former member of our board of directors, to be our chief technology officer. We have agreed to pay Mr. Shwartz an annual salary of $200,000, with a potential annual bonus of up to $80,000. In December 2009, we also granted Mr. Shwartz an option to purchase 170,357 shares of our common stock at an exercise price of $2.61 per share. Mr. Shwartz served as a consultant to us from July 2009 to October 2009, for which we paid CTO Consulting, L.L.C. of Connecticut, of which Mr. Shwartz is the Manager, an aggregate of $37,500 in fees.

Agreements with Our Stockholders

        We have entered into an eighth amended and restated investor rights agreement, as amended, with the holders of our preferred stock and certain holders of our common stock and warrants to purchase common stock. This agreement contains a preemptive right that provides that we may not make certain issuances of our securities unless we first offer such securities to certain preferred stockholders and warrant holders in accordance with the terms of the agreement. The preemptive right provision of this agreement does not apply to and will terminate upon the closing of this offering.

        The eighth amended and restated investor rights agreement, as amended, also provides that (i) certain holders of our preferred stock will have the right to demand that we file a registration statement, subject to certain limitations, and (ii) the holders of our preferred stock and certain holders of our common stock and warrants to purchase common stock will have the right to request that their shares be covered by a registration statement that we are otherwise filing. See the "Description of Capital Stock—Registration Rights" section of this prospectus for a further discussion of these registration rights. The registration rights granted under this agreement will terminate two years after the closing of this offering.

        We have also entered into a sixth amended and restated right of first refusal and co-sale agreement with the holders of our preferred stock. This agreement provides the holders of preferred stock a right of purchase and of co-sale in respect of sales of securities by the other holders of preferred stock. This agreement will terminate upon the closing of this offering.

        We have also entered into a sixth amended and restated stockholders' voting agreement, as amended, that provides for agreements with respect to the election of our board of directors and its composition. This agreement will terminate upon the closing of this offering.

Indemnification Arrangements

        Our certificate of incorporation that will be effective as of the closing date of this offering provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into, and expect to enter into in the future, indemnification agreements with each of our directors and executive officers that may be broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. See the "Management—Limitation of Liability and Indemnification" section of this prospectus for a further discussion of these arrangements.

Policies and Procedures for Related Person Transactions

        On June 7, 2011, our board of directors has adopted a written related person transaction policy to set forth policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

        Our related person transaction policy contains exceptions for certain types of transactions or interests that are not considered to give rise to related person transactions that would be required to be disclosed under SEC rules. In addition, the policy provides that an interest arising solely from a related person's position as an executive officer of another entity that is a participant in a transaction with us is not subject to the policy if each of the following conditions is met:

  •
  the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity;

  •
  the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction with us and do not receive any special benefits as a result of the transaction; and

  •
  the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenue of the company receiving payment under the transaction.

        Any related person transaction proposed to be entered into by us must be reported to our chief financial officer and will be reviewed and approved by the audit committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction whenever practicable. If our chief financial officer determines that advance approval of a related person transaction is not practicable under the circumstances, the audit committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the audit committee. Alternatively, our chief financial officer may present a related person transaction arising in the time period between meetings of the audit committee to the chair of the audit committee, who will review and may approve the related person transaction, subject to ratification by the audit committee at the next meeting of the audit committee.

        In addition, any related person transaction previously approved by the audit committee or otherwise already existing that is ongoing in nature will be reviewed by the audit committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the audit committee, if any, and that all required disclosures regarding the related person transaction are made.

        Transactions involving compensation of executive officers will be reviewed and approved by the compensation committee in the manner specified in the charter of the compensation committee.

        A related person transaction reviewed under this policy will be considered approved or ratified if it is authorized by the audit committee in accordance with the standards set forth in the policy after full disclosure of the related person's interests in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

  •
  the related person's interest in the related person transaction;

  •
  the approximate dollar value of the amount involved in the related person transaction;

  •
  the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

  •
  whether the transaction was undertaken in the ordinary course of business of our company;

  •
  whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than the terms that could have been reached with an unrelated third party;

  •
  the purpose of, and the potential benefits to us of, the transaction; and

  •
  any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

        The audit committee will review all relevant information available to it about the related person transaction. The audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The audit committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2011 by:

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each selling stockholder.

        Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after June 30, 2011. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

        Percentage ownership calculations for beneficial ownership prior to this offering are based on 23,895,652 shares outstanding as of June 30, 2011, assuming the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering. Percentage ownership calculations for beneficial ownership after this offering reflect the shares we are offering hereby. Except as otherwise indicated in the footnotes to the table below, addresses of named beneficial owners are in care of Tangoe, Inc., 35 Executive Boulevard, Orange, Connecticut 06477. In addition to our named executive officers, among the selling stockholders in this offering, Julie Palen, Steven Shwartz, Paul Schmidt, Robert Whitmore, Christopher J. Mezzatesta and Donald J. Farias are employees of ours and David J. Toole is a member of Imagine Financial Partners, LLC, one of our consultants.

        In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are immediately exercisable or exercisable within 60 days after June 30, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

							Shares Beneficially Owned After the Offering if Underwriters' Option is Exercised in Full
						Additional Shares to be Sold if Underwriters' Option is Exercised in Full (1)
	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
			Number of Shares Offered
Name of Beneficial Owner	Number	Percentage		Number	Percentage		Number	Percentage
5% Stockholders
Entities affiliated with Edison Venture Fund (2)	5,008,361	21.0%	229,119	4,779,242	15.2%	309,930	4,469,312	14.2%

							Shares Beneficially Owned After the Offering if Underwriters' Option is Exercised in Full
						Additional Shares to be Sold if Underwriters' Option is Exercised in Full (1)
	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
			Number of Shares Offered
Name of Beneficial Owner	Number	Percentage		Number	Percentage		Number	Percentage
Entities affiliated with Sevin Rosen Funds (3)	3,923,098	16.4%	179,470	3,743,628	11.9%	242,770	3,500,858	11.2%
Entities affiliated with Investor Growth Capital (4)	2,893,304	12.1	132,361	2,760,943	8.8	179,046	2,581,897	8.2
Albert R. Subbloie, Jr. (5)	2,331,128	9.4	148,791	2,182,337	6.8	59,516	2,122,821	6.6
Entities affiliated with North Atlantic Capital (6)	2,302,130	9.6	105,317	2,196,813	7.0	142,462	2,054,351	6.5
International Business Machines Corporation (7)	1,515,032	6.0	—	1,515,032	4.6	—	1,515,032	4.6
Entities affiliated with HO2 Partners (8)	1,250,073	5.2	57,158	1,192,915	3.8	64,006	1,128,909	3.6
Executive Officers and Directors
Gary R. Martino (9)	721,007	3.0	45,597	675,410	2.1	18,238	657,172	2.1
Albert M. Rossini (10)	263,330	1.1	—	263,330	*	—	263,330	*
Charles D. Gamble (11)	293,393	1.2	20,111	273,282	*	8,044	265,238	*
Scott E. Snyder (12)	232,633	*	17,192	215,441	*	6,876	208,565	*
David M. Coit (13)	2,320,585	9.7	105,317	2,215,268	7.1	142,462	2,072,806	6.6
Gary P. Golding (14)	5,026,816	21.0	229,119	4,797,697	15.3	309,930	4,487,767	14.3
Ronald W. Kaiser (15)	70,745	*	—	70,745	*	—	70,745	*
Jackie R. Kimzey (16)	2,140,655	9.0	97,094	2,043,561	6.5	131,338	1,912,223	6.1
Gerald G. Kokos (17)	115,699	*	7,098	108,601	*	2,839	105,762	*
Richard S. Pontin (18)	303,517	1.3	16,181	287,336	*	6,472	280,864	*
Noah J. Walley (19)	18,455	*	—	18,455	*	—	18,455	*
All current executive officers and directors as a group (12 persons) (20)	13,837,963	53.2	686,500	13,151,463	39.2	685,715	12,465,748	37.2
Other Selling Stockholders
Axiom Venture Partners III L.P. (21)	1,032,647	4.3	47,240	985,407	3.1	63,902	921,505	2.9
Teachers Insurance and Annuity Association of America (22)	1,005,631	4.2	45,984	959,647	3.1	51,494	908,153	2.9
Julie Palen (23)	554,421	2.3	27,721	526,700	1.7	11,088	515,612	1.6

							Shares Beneficially Owned After the Offering if Underwriters' Option is Exercised in Full
						Additional Shares to be Sold if Underwriters' Option is Exercised in Full (1)
	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
			Number of Shares Offered
Name of Beneficial Owner	Number	Percentage		Number	Percentage		Number	Percentage
Entities affiliated with ORIX (24)	466,757	1.9	20,933	445,824	1.4	23,442	422,382	1.3
Anne Pontin (25)	271,957	1.1	12,435	259,522	*	13,925	245,597	*
Steven Shwartz (26)	274,206	1.1	20,312	253,894	*	8,124	245,770	*
Paul Schmidt (27)	258,506	1.1	18,411	240,095	*	7,364	232,731	*
CVF, LLC (28)	251,192	1.1	11,486	239,706	*	12,862	226,844	*
Leonard J. Goldberg (29)	161,227	*	7,372	153,855	*	8,255	145,600	*
Joseph M. Goldberg	150,167	*	6,866	143,301	*	7,689	135,612	*
Robert Whitmore (30)	151,278	*	9,156	142,122	*	3,662	138,460	*
Christopher J. Mezzatesta (31)	150,156	*	9,226	140,930	*	3,690	137,240	*
Kaufman Family LLC	132,834	*	6,074	126,760	*	6,802	119,958	*
Christopher T. Fraser (32)	114,210	*	5,222	108,988	*	5,848	103,140	*
James Offerdahl	98,970	*	4,525	94,445	*	5,067	89,378	*
Jana Wilson	97,811	*	14,671	83,140	*	—	83,140	*
Rae Ko Fairfield (33)	95,790	*	4,380	91,410	*	4,905	86,505	*
Stephano Kim	67,867	*	3,103	64,764	*	3,475	61,289	*
Brian R. Smith	65,731	*	3,005	62,726	*	3,365	59,361	*
Donald J. Farias (34)	59,535	*	9,937	49,598	*	3,975	45,623	*
Paul White	47,480	*	2,171	45,309	*	2,431	42,878	*
Bard Financial Services, Inc., Profit Sharing Plan (35)	35,505	*	1,591	33,914	*	1,781	32,133	*
Jay Steinberg and Melanie Steinberg (JTWROS)	34,922	*	1,596	33,326	*	1,788	31,538	*
Kenneth Spitzbard	34,374	*	1,571	32,803	*	1,760	31,043	*
Nuevo Capital Partners, L.P.	32,865	*	1,502	31,363	*	1,682	29,681	*
JDC Management, Inc.	32,865	*	1,502	31,363	*	1,682	29,681	*
Covenant Foundation, Inc.	32,256	*	1,475	30,781	*	1,651	29,130	*
Spaulding Investment Limited Partnership	32,256	*	1,475	30,781	*	1,651	29,130	*

							Shares Beneficially Owned After the Offering if Underwriters' Option is Exercised in Full
						Additional Shares to be Sold if Underwriters' Option is Exercised in Full (1)
	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
			Number of Shares Offered
Name of Beneficial Owner	Number	Percentage		Number	Percentage		Number	Percentage
Other Selling Stockholders (24 Persons) (36)	220,458	*	10,663	222,695	*	11,941	210,754	*

*
Represents beneficial ownership of less than 1% of our outstanding stock.

(1)
To the extent that the underwriters' option to purchase additional shares of common stock is not exercised in full, the shares to be sold by each selling stockholder pursuant to such option will be reduced proportionally.

(2)
Consists of 1,257,652 shares of common stock issuable upon conversion of our preferred stock held by Edison Venture Fund IV, L.P. and 3,750,709 shares of common stock issuable upon conversion of our preferred stock held by Edison Venture Fund IV SBIC, L.P. Mr. Golding, one of our directors, is a general partner of Edison Partners IV, L.P., the general partner of Edison Venture Fund IV, L.P., and is a member of Edison Partners IV SBIC, LLC, the general partner of Edison Venture Fund IV SBIC, L.P. Mr. Golding disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. Voting and dispositive authority for the shares held by Edison Venture Fund IV, L.P. is shared by Mr. Golding, Joseph Allegra, John Martinson, Ross Martinson and Christopher Sugden, each a partner of Edison Partners IV, L.P. Voting and dispositive authority for the shares held by Edison Venture Fund IV SBIC, L.P. are shared by Mr. Golding, Joseph Allegra, John Martinson, Ross Martinson and Christopher Sugden, each a member of Edison Partners IV SBIC, LLC. The principal address of each of Edison Venture Fund IV, L.P. and Edison Venture Fund IV SBIC, L.P. is 1009 Lenox Drive #4, Lawrenceville, New Jersey 08648.

(3)
Consists of 1,669,433 shares of common stock and shares of common stock issuable upon conversion of our preferred stock held by Sevin Rosen Fund VI L.P., 131,465 shares of common stock and shares of common stock issuable upon conversion of our preferred stock held by Sevin Rosen VI Affiliates Fund L.P., 2,078,156 shares of common stock issuable upon conversion of our preferred stock held by Sevin Rosen Fund VIII L.P., 42,410 shares of common stock issuable upon conversion of our preferred stock held by Sevin Rosen VIII Affiliates Fund L.P. and 1,634 shares of common stock and shares of common stock issuable upon conversion of our preferred stock held by Sevin Rosen Bayless Management Company. Jon W. Bayless, Stephen L. Domenik, Stephen M. Dow, John V. Jaggers and Charles H. Phipps, as general partners of SRB Associates VI L.P., the general partner of Sevin Rosen Fund VI L.P. and Sevin Rosen VI Affiliates Fund L.P., share voting and investment power with respect to shares held by Sevin Rosen Fund VI L.P. and Sevin Rosen VI Affiliates Fund L.P. Each individual general partner disclaims beneficial ownership of all such shares, except to the extent of his respective pecuniary interest, if any. Jon W. Bayless, Stephen L. Domenik, Stephen M. Dow, John V. Jaggers, Jackie R. Kimzey, Charles H. Phipps and Alan R. Schuele, as general partners of SRB Associates VIII L.P., the general partner of Sevin Rosen Fund VIII L.P. and Sevin Rosen VIII Affiliates Fund L.P., share voting and investment power with respect to shares held by Sevin Rosen Fund VIII L.P. and Sevin Rosen VIII Affiliates Fund L.P. Each individual general partner disclaims beneficial ownership of all such shares, except to the extent of his respective pecuniary interest, if any. Jon W. Bayless, Alan S. Buehler, Stephen L. Domenik, Stephen M. Dow, John V. Jaggers, Jackie R. Kimzey, David J. McLean, John T. Oxaal, Charles H. Phipps, Alan R. Schuele and Nicholas G. Sturiale constitute all of the directors and officers of Sevin Rosen Bayless Management Company, and share voting and investment power with respect to the shares held by Sevin Rosen Bayless Management Company. Each individual officer and director disclaims beneficial ownership of all such shares, except to the extent of his respective pecuniary interest, if any. The principal address of each of Sevin Rosen Fund VI L.P., Sevin Rosen VI Affiliates Fund L.P., Sevin Rosen Fund VIII L.P., Sevin Rosen VIII Affiliates Fund L.P. and Sevin Rosen Bayless Management Company is 13455 Noel Road, Suite 1670, Two Galleria Tower, Dallas, Texas 75240.

(4)
Consists of 2,025,313 shares of common stock issuable upon conversion of our preferred stock held by Investor Growth Capital Limited and 867,991 shares of common stock issuable upon conversion of our preferred stock held by Investor Group, L.P. Investor Growth Capital Limited is a Guernsey company and an indirectly wholly owned subsidiary of Investor AB, a publicly held Swedish company, and Investor Group, L.P. is a limited partnership of which Investor AB serves as the ultimate general partner. The principal address of each of Investor Growth Capital Limited and Investor Group, L.P. is 630 Fifth Avenue, Suite 1965, New York, New York 10111.

(5)
Includes 28,393 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after June 30, 2011 and 846,982 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(6)
Consists of 1,151,065 shares of common stock issuable upon conversion of our preferred stock held by North Atlantic Venture Fund III, L.P. and 1,151,065 shares of common stock issuable upon conversion of our preferred stock held by North Atlantic SBIC IV, L.P. The general partner of North Atlantic Venture Fund III, L.P. is North Atlantic Investors III, LLC. The general partner of North Atlantic SBIC IV, L.P. is North Atlantic Investors SBIC IV, LLC. The managers of North Atlantic Investors III, LLC and North Atlantic Investors SBIC IV, LLC are David M. Coit and Mark J. Morrissette. Each of these individuals exercises shared voting and investment power over the shares held of record by North Atlantic Venture Fund III, L.P. and North Atlantic SBIC IV, L.P. and disclaims beneficial ownership of such shares except to the extent of his individual pecuniary interest therein. The principal address of each of North Atlantic Venture Fund III, L.P. and North Atlantic SBIC IV, L.P. is Two City Center, 5th Floor, Portland, Maine 04101.

(7)
Consists of 1,515,032 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after June 30, 2011. The principal address of International Business Machines Corporation is 1 New Orchard Road, Armonk, New York 10504.

(8)
Consists of 1,051,021 shares of common stock and shares of common stock issuable upon conversion of our preferred stock held by HO2.1 Fund, L.P., 72,344 shares of common stock and shares of common stock issuable upon conversion of our preferred stock held by HO2.1 Affiliates Fund, L.P. and 126,708 shares of common stock issuable upon conversion of our preferred stock held by HO2.1 Annex Fund, L.P. Daniel T. Owen and Charles B. Humphreyson are the General Partners of each of HO2.1 Fund, L.P., HO2.1 Affiliates Fund, L.P. and HO2.1 Annex Fund, L.P. and share voting and investment control with respect to the shares held by those entities. The principal address of each of HO2.1 Fund, L.P., HO2.1 Affiliates Fund, L.P. and HO2.1 Annex Fund, L.P. is Two Galleria Tower, Suite 1670, 13455 Noel Road, Dallas, Texas 75240.

(9)
Includes (i) an aggregate of 14,478 shares of common stock held by Mr. Martino's three children, (ii) 1,420 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after June 30, 2011 and (iii) 329,799 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(10)
Includes 44,659 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(11)
Includes 87,313 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(12)
Consists of 232,633 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(13)
Includes (i) 18,455 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011 and (ii) the shares described in note (4) above. Mr. Coit is a manager of the respective general partners of North Atlantic Venture Fund III, L.P. and North Atlantic SBIC IV, L.P. and, as such, may be deemed to share voting and investment power with respect to all shares held by such entities. Mr. Coit disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(14)
Includes (i) 18,455 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011 and (ii) the shares described in note (1) above. Mr. Golding is a general partner of the general partner of Edison Venture Fund IV, L.P. and a member of the general partner of Edison Venture Fund IV SBIC, L.P. and, as such, may be deemed to share voting and investment power with respect to all shares held by such entities. Mr. Golding disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(15)
Consists of 70,745 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(16)
Includes (i) 18,455 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011 and (ii) the shares held by Sevin Rosen Fund VIII L.P., Sevin Rosen VIII Affiliates Fund L.P. and Sevin Rosen Bayless Management Company described in note (2) above. Mr. Kimzey is a general partner of the general partner of Sevin Rosen Fund VIII L.P. and Sevin Rosen VIII Affiliates Fund L.P. and is an officer and director of Sevin Rosen Bayless Management Company and, as such, may be deemed to share voting and investment power with respect to all shares held by such entities. Mr. Kimzey disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(17)
Includes 102,923 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(18)
Consists of 303,517 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(19)
Consists of 18,455 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(20)
Includes 29,813 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after June 30, 2011 and 2,092,391 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(21)
Consists of 1,032,647 shares of common stock issuable upon conversion of our preferred stock held by Axiom Venture Partners III L.P. Alan Mendelson, as Chairman of Axiom Venture Advisors, Inc., the general partner of Axiom Venture Associates III, L.P., the general partner of Axiom Venture Partners III L.P., has voting and investment power with respect to the shares held by Axiom Venture Partners III L.P. Axiom Venture Advisors, Inc., Axiom Venture Associates III, L.P. and Mr. Mendelson disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interests, if any. The principal address of Axiom Venture Partners III L.P. is 185 Asylum Street, Cityplace II, 17th Floor, Hartford, CT 06103.

(22)
The principal address of Teachers Insurance and Annuity Association of America is 730 Third Avenue, New York, NY 10017.

(23)
It is expected that 110,846 of these shares of common stock will be transferred prior to the closing of this offering to Julie L. Palen Irrevocable Trust of 2011, of which Ms. Palen's daughter is the beneficiary.

(24)
Consists of 47,961 shares of common stock (calculated on a post-split, as-converted basis) issuable upon the exercise of warrants exercisable within 60 days after June 30, 2011, held by ORIX Venture Finance LLC, and 418,796 shares of common stock (calculated on a post-split, as-converted basis) issuable upon the exercise of warrants exercisable within 60 days after June 30, 2011, held by ORIX Finance Equity Investors, LP. Christopher L. Smith, as Manager of ORIX Venture Finance LLC and Authorized Representative of ORIX Finance Equity Investors, LLC, has voting and investment power with respect to the shares held by ORIX Venture Finance LLC and ORIX Finance Equity Investors, LP. Mr. Smith disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. The principal address of both ORIX Venture Finance LLC and ORIX Finance Equity Investors, LP is 1717 Main Street, Suite 1100, Dallas, TX 75201.

(25)
Consists of 271,957 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(26)
Includes 117,828 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(27)
Includes 128,771 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(28)
Consists of 12,159 shares of common stock and 239,033 shares of common stock issuable upon conversion of our preferred stock held by CVF, LLC. Richard H. Robb, as Manager of CVF, LLC, has voting and investment power with respect to the shares held by CVF, LLC. Mr. Robb disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. The principal address of CVF, LLC is 222 N. LaSalle Street, Suite 2000, Chicago, IL 60601.

(29)
Includes 710 shares of common stock issuable upon the exercise of a warrant exercisable within 60 days after June 30, 2011.

(30)
Includes 129,097 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(31)
Consists of 150,156 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(32)
Includes 2,130 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after June 30, 2011 and 18,454 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(33)
Includes 1,420 shares of common stock issuable upon the exercise of a warrant exercisable within 60 days after June 30, 2011.

(34)
Consists of 59,535 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2011.

(35)
Includes 710 shares of common stock issuable upon the exercise of a warrant exercisable within 60 days after June 30, 2011.

(36)
Includes 710 shares of common stock issuable upon the exercise of a warrant exercisable within 60 days after June 30, 2011.

DESCRIPTION OF CAPITAL STOCK

General

        Following the closing of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, all of which preferred stock will be undesignated.

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries only and are qualified by reference to the certificate of incorporation and bylaws that will be effective as of the closing date of this offering. Copies of these documents have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

        As of June 30, 2011, there were 23,895,652 shares of our common stock outstanding, held of record by 221 stockholders, assuming the conversion of all outstanding shares of preferred stock into common stock and including 39,401 shares of common stock issued on the exercise of stock options following the March 31, 2011 date of our most recent balance sheet.

        The holders of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors out of funds legally available therefor, subject to any preferential dividend or other rights of any then-outstanding preferred stock.

        In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any then-outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

        The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments on liquidation. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

        Authorizing our board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options

        As of June 30, 2011, 7,245,645 shares of common stock at a weighted-average exercise price of $3.16 per share were issuable upon the exercise of stock options, 3,872,851 of which shares at a weighted-average exercise price of $1.57 per share were exercisable.

Warrants

        As of June 30, 2011 and including the 1,515,032 shares of common stock that are currently exercisable under the warrant that we issued to IBM in October 2009, as amended in June 2011, 2,156,873 shares of common stock at a weighted-average exercise price of $3.97 per share were issuable upon the exercise of warrants. Albert R. Subbloie, Jr., our President and Chief Executive Officer, holds a warrant to purchase 28,393 shares of common stock at an exercise price of $2.245 and Gary R. Martino, our Chief Financial Officer, holds a warrant to purchase 1,420 shares of common stock at an exercise price of $2.245.

        Pursuant to the warrant that we issued to IBM in October 2009, as amended in June 2011, 1,515,032 shares of common stock are currently exercisable at an exercise price of $4.1475 per share. Up to an additional 651,626 shares of common stock may become exercisable under the warrant at the same exercise price per share based on the achievement of specified thresholds. Such thresholds are based on the total amount of annual recurring revenue that we contract with IBM on or before June 30, 2012 pursuant to specified agreements relating to IBM's use or resale of our solution. The additional 651,626 shares of common stock that may become exercisable under this warrant are not deemed to be currently issuable and, therefore, are not included in the numbers of shares issuable upon the exercise of warrants as of March 31 and June 30, 2011, respectively, referenced in this prospectus.

        Pursuant to the warrant that we issued to Dell Products L.P., or Dell, in March 2011 up to 1,282,789 shares of common stock may become exercisable at an exercise price of $5.99 per share based on the amount of annual recurring revenue that we earn from Dell's sale of our solution during the thirteen-month period ending December 31, 2011 and during the years ending December 31, 2012, 2013 and 2014. As of June 30, 2011, none of the shares of common stock that may become exercisable under this warrant were then issuable. Therefore, these shares are not included in the numbers of shares issuable upon the exercise of warrants as of March 31 and June 30, 2011, respectively, referenced in this prospectus.

Registration Rights

     Eighth Amended and Restated Investor Rights Agreement, as Amended

        We have entered into an eighth amended and restated investor rights agreement, as amended, with certain of our stockholders. After the closing of this offering and the sale by the selling stockholders of the shares of common stock offered by them hereby, assuming that the underwriters do not exercise their over-allotment option, holders of an aggregate of 21,466,361 shares of outstanding common stock and an aggregate of 1,636,952 shares of common stock issuable upon exercise of outstanding warrants will have the right to require us to register these shares under the Securities Act under specified circumstances pursuant to the eighth amended and restated investor rights agreement, as amended. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The following description of these registration rights is intended as a summary only and is qualified by reference to the eighth amended and restated investor rights agreement, as amended, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

        Demand Registration Rights.    At any time after six months after the closing of this offering, entities affiliated with Edison Venture Fund, Sevin Rosen Funds, Investor Growth Capital and North Atlantic Capital may request that we register at least 20% of their respective affiliated groups' registrable shares or any lesser percentage so long as the aggregate value of the shares to be registered by the affiliated group is at least $5 million as of the time of the request. Each affiliated group may only require us to effect one of these registrations. In addition, when we are eligible to use Form S-3, holders of registrable shares may make unlimited requests that we register all or a portion of their registrable shares on Form S-3 so long as the aggregate value of the shares to be registered is at least $1 million as of the time of the request. Upon receipt of any such request for registration, we are required to provide all other holders of registrable shares the opportunity to register their registrable shares at the same time. In the event that such a registration is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions. We are required to effect any such registration as requested unless, in the good faith judgment of our board of directors, such registration should be delayed.

        Incidental Registration Rights.    If we propose to register shares of our common stock under the Securities Act, other than with respect to a registration statement on Form S-4 or Form S-8, holders of registrable shares will be entitled to notice of the registration and will have the right to require us to register all or a portion of the registrable shares held by them at the same time. In the event that such a registration is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions. One holder of an aggregate of 86,428 shares of common stock (calculated on a post-split, as-converted basis) issuable upon exercise of outstanding warrants will only have the incidental registration rights described in this paragraph and not the demand registration rights described in the preceding paragraph. All other parties to the eighth amended and restated investor rights agreement, as amended, have both the demand and incidental registration rights.

        We will pay all registration expenses related to any demand or incidental registration, including the fees and expenses of one counsel selected to represent the selling stockholders, but not including underwriting discounts, selling commissions and the fees and expenses of any selling stockholder's own counsel. The eighth amended and restated investor rights agreement, as amended, contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them. The registration rights granted under the eighth amended and restated investor rights agreement, as amended, will terminate two years after the closing of this offering.

     Warrants to Purchase an Aggregate of 466,757 Shares of Common Stock

        We have agreed to provide the incidental registration rights described above to holders of warrants to purchase an aggregate of 466,757 shares of common stock (calculated on a post-split, as-converted basis). In addition, when we are eligible to use Form S-3, we have agreed that such warrant holders may make unlimited requests that we register all or a portion of the shares issuable upon exercise of their warrants on Form S-3 so long as the aggregate value of the shares to be registered is at least $1 million as of the time of the request. Such warrant holders are not parties to the eighth amended and restated investor rights agreement, as amended. The registration rights granted under these warrants will terminate two years after the closing of this offering.

     15,733 Shares of Common Stock and Warrants to Purchase an Aggregate of 26,048 Shares of Common Stock

        We have agreed to provide the incidental registration rights described above to a holder of 15,733 shares of outstanding common stock and holders of warrants to purchase an aggregate of 26,048 shares of common stock. Such holders are not parties to the eighth amended and restated investor rights agreement, as amended. The incidental registration rights granted to these holders will terminate two years after the closing of this offering.

Anti-Takeover Effects of Delaware Law and Our Charter and Bylaws

        Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

     Staggered Board; Removal of Directors

        Our certificate of incorporation and bylaws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

     Stockholder Action by Written Consent; Special Meetings

        Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors.

     Advance Notice Requirements for Stockholder Proposals

        Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

     Delaware Business Combination Statute

        We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

     Amendment of Certificate of Incorporation and Bylaws

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above under "—Staggered Board; Removal of Directors" and "—Stockholder Action by Written Consent; Special Meetings."

IBM Right of Notification and Review

        In connection with the warrant that we issued to IBM in October 2009, as amended, we granted IBM a right of notification and review with respect to future acquisition activity. If we initiate a process to sell our company, including engaging a financial advisor, or if we receive a proposal or engage in discussions to be acquired and our board of directors decides to pursue such proposal or discussions, then we must notify IBM of such activity. If IBM indicates within two business days of its receipt of our notice that it desires to participate in the sale process, then we may not enter into a definitive agreement regarding a potential acquisition for 45 days following IBM's receipt of our notice. During such 45-day period, IBM may conduct due diligence regarding our business and may submit its own acquisition proposal that we are required to negotiate in good faith. We are not, however, required to enter into a definitive agreement with IBM and may enter into a definitive agreement with another party following the expiration of the 45-day period. We are also not required to comply with these obligations to the extent that our board of directors determines in good faith, after consultation with outside counsel, that compliance would be inconsistent with its fiduciary duties under applicable law.

Limitation of Liability and Indemnification of Officers and Directors

        Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation also provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of their duty of loyalty to us or our stockholders;

  •
  for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  for any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

Authorized But Unissued Shares

        The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The NASDAQ Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

NASDAQ Global Market

        Our common stock has been approved for listing on The NASDAQ Global Market under the symbol "TNGO."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and a liquid public trading market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options or warrants or in the public market after this offering, or the anticipation of those sales, could adversely affect the public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol "TNGO."

        Upon the closing of this offering, we will have outstanding an aggregate of 31,395,652 shares of common stock, assuming no exercise of outstanding options or warrants after June 30, 2011 and including 39,401 shares of common stock issued on the exercise of stock options following the March 31, 2011 date of our most recent balance sheet. Of these shares, the 7,500,000 shares sold by us, and the 1,270,000 shares sold by the selling stockholders (assuming that the underwriters do not exercise their over-allotment option), in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

        The remaining 22,625,652 shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

        Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date Available for Sale	Number of Shares Eligible for Sale	Comment
On the date of this prospectus	163,745	Shares sold in the offering and shares saleable under Rule 144 that are not subject to a lock-up
90 days after the date of this prospectus	409,304	Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 days after the date of this prospectus	22,052,603	Lock-up released; shares saleable under Rules 144 and 701

        In addition, of the 7,245,645 shares of common stock that were issuable pursuant to stock options outstanding as of June 30, 2011, options to purchase 3,872,851 shares of common stock were exercisable as of June 30, 2011 and, upon exercise, these shares will be eligible for sale, subject to the lock-up agreements and securities laws described below. All of the 2,156,873 shares of common stock that were issuable pursuant to warrants outstanding as of June 30, 2011 were exercisable as of June 30, 2011 and, assuming a cashless exercise, these shares will be eligible for sale, subject to the lock-up agreements and securities laws described below.

Rule 144

     Affiliate Resales of Restricted Securities

        In general, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three-month period that does not exceed the greater of:

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  1% of the number of shares of our common stock then outstanding, which will equal approximately 313,957 shares immediately after this offering; or

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  the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and The NASDAQ Stock Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

     Non-Affiliate Resales of Restricted Securities

        In general, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

        Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement entered into before the effective date of this offering is entitled to sell such shares 90 days after this offering in reliance on Rule 144.

Lock-up Agreements

        Our executive officers and directors and the holders of substantially all of our outstanding shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, as modified as described below, except with the prior written consent of the representatives of the underwriters.

        The 180-day restricted period will be automatically extended under the following circumstances:

  •
  if, during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event; or

  •
  if, prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release.

        The representatives of the underwriters currently do not anticipate shortening or waiving any of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. The representatives of the underwriters may, however, with the approval of our board of directors, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

Stock Options and Warrants

        As of June 30, 2011, we had outstanding options to purchase 7,245,645 shares of common stock, of which options to purchase 3,872,851 shares of common stock were exercisable. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to the 1999 Plan, the 2000 Employee Plan, the 2000 Executive Plan, the 2005 Plan and the 2011 Plan. As of June 30, 2011, we also had outstanding and exercisable warrants, including the IBM warrant as amended in June 2011, to purchase 2,156,873 shares of common stock (calculated on a post-split as-converted basis). Any shares purchased by our non-affiliates pursuant to the cashless exercise feature of our warrants will be freely tradable under Rule 144(b)(1), subject in certain cases to the 180-day lock-up period described above.

 UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated, have severally agreed to purchase from us and the selling stockholders the following respective numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.	3,617,625
Stifel, Nicolaus & Company, Incorporated	2,740,625
Lazard Capital Markets LLC	1,096,250
Oppenheimer & Co. Inc.	613,900
Raymond James & Associates, Inc.	613,900
Signal Hill Capital Group LLC	87,700

8,770,000

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.42 per share under the public offering price. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

        The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,315,500 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 7% of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

		Total Fees
	Fee per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$0.70	$5,250,000	$5,250,000
Discounts and commissions paid by selling stockholders	$0.70	$889,000	$1,809,850

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $3,196,000.

        We and the selling shareholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the date of this prospectus, subject to extension in specified circumstances, without the prior written consent of both of the representatives of the underwriters. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters, except that without such consent we may grant options and sell shares pursuant to our equity incentive plans, and we may issue shares of common stock in connection with a strategic partnering transaction or a merger or acquisition where the recipients sign a similar lock-up agreement. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the lock-up period.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale to our directors, officers, employees, business associates and related persons at the public offering price. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of this reserved common stock, but any purchases they do make will reduce the number of shares available to the general public. To the extent the allotted shares are not purchased in the directed share program, we will offer these shares to the public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any directors, employees or other persons purchasing such reserved common stock will be prohibited from selling such stock for a period of 180 days after the date of this prospectus. The common stock issued in connection with the directed share program will be issued as part of the underwritten offer.

        In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the closing of this offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the closing of this offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise.

        A prospectus in electronic format is being made available on Internet web sites maintained by one or both of the representatives of the underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Selling Restrictions

European Economic Area

        Each underwriter has represented, warranted and agreed that in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), it has not made and will not make an offer of the shares to the public in that Relevant Member State, except that it may make an offer of the shares to the public in that Relevant Member State at any time (i) to any legal entity which is a qualified investor as defined in the Prospectus Directive; (ii) to fewer than 100, or if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors, as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Company for any such offer; or (iii) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares will result in a requirement for the Company to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive. For the purposes of this paragraph, the expression an "offer of the shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented, warranted and agreed that (a) it has only communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the shares (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) to high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) and (d) of the Order (all such persons together being referred to as "relevant persons") and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Belgium

        This offering of shares has not been, and will not be, notified to the Belgian Financial Services and Markets Authority ("Autorité des services et marchés financiers"/"Autoriteit voor Financiële Diensten en Markten"). Neither has this prospectus been, nor will it be, approved by the Belgian Financial Services and Markets Authority. Accordingly, we are not, and will not be, authorized to conduct a public offering of shares in Belgium and this prospectus does not constitute such an offer. Shares have been, or will be, sold, offered for sale or marketed in Belgium only to less than 100 persons. This prospectus has been, or will be, individually addressed in Belgium to such persons, for their personal use and exclusively for the purposes of the offering of Shares. Accordingly, this prospectus may neither be used for any other purpose nor passed on to any other investor in Belgium.

Pricing of this Offering

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock has been determined by negotiation among the representatives of the underwriters of this offering, the selling stockholders and us. Among the primary factors considered in determining the public offering price were:

  •
  prevailing market conditions;

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  our results of operations in recent periods;

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  the present stage of our development;

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  the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

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  estimates of our business potential.

Other Relationships

        Raymond James & Associates, Inc., one of the underwriters, has extended to Albert R. Subbloie, Jr., our President and Chief Executive Officer, a revolving credit facility pursuant to which Mr. Subbloie may borrow up to an aggregate of $764,388. As of July 26, 2011, an aggregate principal amount of $764,388 was outstanding under this credit facility, which is payable on demand. All amounts outstanding under this credit facility accrue interest at a rate equal to the prime rate plus 1.25%. Mr. Subbloie used the amounts borrowed under this credit facility to repay in full the promissory notes discussed in the "Related Person Transactions—Promissory Notes" section of this prospectus.

        Raymond James & Associates, Inc. has extended to Gary R. Martino, our Chief Financial Officer, a revolving credit facility pursuant to which Mr. Martino may borrow up to an aggregate of $250,000. As of July 26, 2011, an aggregate principal amount of $250,000 was outstanding under this credit facility, which is payable on demand. All amounts outstanding under this credit facility accrue interest at a rate equal to the prime rate plus 1.25%.

        Raymond James & Associates, Inc. has extended to Charles D. Gamble, our Senior Vice President, Customer Account Management, a revolving credit facility pursuant to which Mr. Gamble may borrow up to an aggregate of $150,000. As of July 26, 2011, an aggregate principal amount of $150,000 was outstanding under this credit facility, which is payable on demand. All amounts outstanding under this credit facility accrue interest at a rate equal to the prime rate plus 1.25%.

        Some or all of the proceeds payable to Mr. Subbloie, Mr. Martino and Mr. Gamble in connection with their sale of shares of our common stock in this offering may be used to repay their credit facilities with Raymond James & Associates, Inc. described above.

        An executive vice president of Stifel, Nicolaus & Company, Incorporated, an underwriter in this offering, beneficially owns 348,456 shares of our common stock that he acquired in arm's length transactions with us.

        In the ordinary course of our business, we may sell our software and services in the future to one or more of the underwriters or their affiliates. Any such transactions will be entered into on terms generally indicative of terms offered to other third-party customers.

        In addition, some of the underwriters or their affiliates may provide investment banking services to us in the future. They will receive customary fees and commissions for these services.

        Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

 LEGAL MATTERS

        The validity of the common stock being offered will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters are represented by Cooley LLP, Boston, Massachusetts, in connection with certain legal matters related to this offering.

EXPERTS

        The consolidated financial statements of Tangoe, Inc. as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of HCL Expense Management Services Inc. as of December 31, 2009 and 2010 and for the years then ended included in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of the acquired operations of Telwares, Inc. and its wholly owned subsidiary as of December 31, 2009 and 2010 and for the years then ended included in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        Shasta Partners, LLC, an independent valuation specialist, has prepared third-party valuations of the fair value of our common stock. Shasta Partners, LLC has consented to the references to its valuation reports in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits, schedules and amendments to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of theses statements is qualified in all respects by this reference.

        You may read and copy the registration statement of which this prospectus forms a part at the SEC's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC's public reference room. In addition, the SEC maintains an Internet website, located at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus forms a part at the SEC's Internet website.

        In connection with this offering, we have become subject to the full informational and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.tangoe.com. Our website is not a part of this prospectus.

TANGOE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2009 and 2010 and March 31, 2011 (unaudited) and Pro Forma Consolidated Balance Sheet as of March 31, 2011 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2008, 2009 and 2010 and the Three Months Ended March 31, 2010 (unaudited) and 2011 (unaudited)	F-4
Consolidated Statements of Changes in Stockholders' Deficit for the Years Ended December 31, 2008, 2009 and 2010 and the Three Months Ended March 31, 2011 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2009 and 2010 and the Three Months Ended March 31, 2010 (unaudited) and 2011 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Tangoe, Inc.
Orange, Connecticut

        We have audited the accompanying consolidated balance sheets of Tangoe, Inc. (the "Company") as of December 31, 2009 and 2010 and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

New York, NY
May 2, 2011, except for Note 2 for which the date is June 15, 2011

TANGOE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,		March 31, 2011
	2009	2010	Actual	Pro Forma
			(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,163,205	$5,912,813	$6,876,422	$6,876,422
Accounts receivable, net of allowance for doubtful accounts of $465,000, $245,000 and $91,000 as of December 31, 2009 and 2010 and March 31, 2011, respectively	11,516,756	14,295,332	20,190,996	20,190,996
Prepaid expenses and other current assets	1,585,025	1,394,929	1,488,471	1,488,471

Total current assets	19,264,986	21,603,074	28,555,889	28,555,889
COMPUTERS, FURNITURE AND EQUIPMENT—NET	1,761,372	1,795,379	2,508,314	2,508,314
OTHER ASSETS:
Intangible assets—net	16,842,688	15,784,818	20,868,907	20,868,907
Goodwill	17,635,684	17,635,684	22,892,995	22,892,995
Security deposits and other non-current assets	572,820	1,925,273	2,727,069	2,727,069

TOTAL ASSETS	$56,077,550	$58,744,228	$77,553,174	$77,553,174

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$2,858,187	$3,302,737	$4,433,996	$4,433,996
Accrued expenses	2,284,888	3,363,736	4,544,163	4,544,163
Deferred revenue—current portion	6,880,623	8,304,044	8,973,231	8,973,231
Notes payable—current portion	9,397,847	6,345,111	9,430,494	9,430,494
Settlement liability—current portion	200,000	—	—	—

Total current liabilities	21,621,545	21,315,628	27,381,884	27,381,884
OTHER LIABILITIES:
Deferred rent and other non-current liabilities	2,479,757	3,099,222	3,642,088	3,642,088
Deferred revenue—less current portion	959,228	1,788,205	2,036,420	2,036,420
Notes payable—less current portion	11,933,195	11,776,323	22,028,299	22,028,299
Warrants for redeemable convertible preferred stock	511,923	1,345,271	2,597,627	—

Total liabilities	37,505,648	39,324,649	57,686,318	55,088,691

REDEEMABLE CONVERTIBLE PREFERRED STOCK
par value $0.0001 per share—66,441,184 authorized as of December 31, 2009 and 2010 and 67,066,184 shares authorized as of March 31, 2011; 65,012,100, 65,055,472 and 65,067,515 shares issued and outstanding as of December 31, 2009 and 2010 and March 31, 2011, respectively; liquidation preference of $47,322,369, $47,339,156 and $47,343,881 as of December 31, 2009 and 2010 and March 31, 2011, respectively; no shares issued or outstanding, pro forma	57,604,156	61,441,257	62,390,804	—
COMMITMENTS AND CONTINGENCIES (Note 8)
STOCKHOLDERS' EQUITY (DEFICIT):
Series A convertible preferred stock, par value $0.0001 per share—3,780,000 shares authorized; 1,928,479 shares issued and outstanding as of December 31, 2009 and 2010 and March 31, 2011; liquidation preference of $482,120 as of December 31, 2009 and 2010 and March 31, 2011; no shares issued or outstanding, pro forma	366,309	366,309	366,309	—
Common stock, par value $0.0001 per share—116,500,000, 120,400,000 and 128,775,000 shares authorized as of December 31, 2009 and 2010 and March 31, 2011, respectively; 4,321,144, 4,647,731 and 4,834,184 shares issued and outstanding as of December 31, 2009 and 2010 and March 31, 2011, respectively; 23,856,251 shares issued and outstanding, pro forma	432	465	483	2,386
Additional paid-in capital	5,097,630	7,317,423	8,377,051	73,729,888
Warrants for common stock	1,701,160	2,022,175	2,022,175	2,022,175
Less: notes receivable for purchase of common stock	(93,437)	(93,437)	(93,437)	(93,437)
Accumulated deficit	(46,104,348)	(51,635,123)	(53,193,027)	(53,193,027)
Other comprehensive income	—	510	(3,502)	(3,502)

Total stockholders' equity (deficit)	(39,032,254)	(42,021,678)	(42,523,948)	22,464,483

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$56,077,550	$58,744,228	$77,553,174	$77,553,174

The accompanying notes are an integral part of these consolidated financial statements.

TANGOE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)
Revenue:
Recurring technology and services	$27,839,323	$46,005,015	$57,703,345	$13,260,251	$19,926,907
Strategic consulting, software licenses and other	9,686,822	9,911,707	10,770,531	2,694,834	2,413,733

Total revenue	37,526,145	55,916,722	68,473,876	15,955,085	22,340,640

Cost of revenue:
Recurring technology and services	14,720,191	20,538,544	26,349,070	5,781,638	9,057,049
Strategic consulting, software licenses and other	3,042,500	4,359,549	3,874,199	1,301,545	1,271,643

Total cost of revenue	17,762,691	24,898,093	30,223,269	7,083,183	10,328,692

Gross Profit	19,763,454	31,018,629	38,250,607	8,871,902	12,011,948
Operating expenses:
Sales and marketing	7,823,844	9,793,188	12,280,593	2,779,280	3,697,844
General and administrative	9,134,457	9,546,307	11,708,963	2,587,597	3,736,091
Research and development	5,849,548	8,070,150	9,321,083	2,264,616	2,861,604
Depreciation and amortization	2,708,596	3,536,908	3,528,520	871,179	1,007,917

(Loss) income from operations	(5,752,991)	72,076	1,411,448	369,230	708,492

Other income (expense), net
Interest expense	(1,162,733)	(2,223,820)	(2,007,070)	(542,446)	(658,860)
Interest income	45,902	45,641	18,941	10,555	3,900
Other income	—	—	2,815	—	—
Increase in fair value of warrants for redeemable convertible preferred stock	(65,895)	(183,970)	(883,525)	(648,420)	(540,694)

Loss before income tax provision	(6,935,717)	(2,290,073)	(1,457,391)	(811,081)	(487,162)
Income tax provision	23,320	264,293	294,400	63,722	125,920

Net loss	(6,959,037)	(2,554,366)	(1,751,791)	(874,803)	(613,082)
Preferred dividends	(3,162,137)	(3,714,348)	(3,715,384)	(928,587)	(928,922)
Deemed dividend for common stock	(1,525,863)	—	—	—	—
Accretion of redeemable convertible preferred stock	(61,921)	(63,599)	(63,600)	(15,900)	(15,900)

Loss applicable to common stockholders	$(11,708,958)	$(6,332,313)	$(5,530,775)	$(1,819,290)	$(1,557,904)

Basic and diluted loss per common share	$(2.89)	$(1.47)	$(1.26)	$(0.42)	$(0.33)

Basic and diluted weighted average common shares outstanding	4,046,360	4,311,351	4,398,988	4,336,288	4,672,296

Pro forma basic income per share			$0.04		$0.02

Pro forma basic weighted-average common shares outstanding			25,971,133		26,244,441

Pro forma fully diluted income per common share			$0.03		$0.01

Pro forma fully diluted weighted-average common shares outstanding			31,329,653		31,838,092

The accompanying notes are an integral part of these consolidated financial statements.

TANGOE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

For the Years Ended December 31, 2008, 2009 and 2010 and the Three Months Ended March 31, 2011 (unaudited)

	Series A Convertible Preferred Stock						Notes Receivable for Purchase of Common Stock
			Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Common Stock Warrants		Accumulated Deficit	Other Comprehensive Income	Total Stockholders' Deficit
BALANCE—December 31, 2007	3,780,000	$718,000	3,731,177	$373	$3,949,925	$330,555	$(330,323)	$(29,588,940)	$—	$(24,920,410)
Issuance of shares from exercise of stock options	—	—	751,014	75	591,186	—	(453,853)	—	—	137,408
Repurchase of outstanding shares	(1,851,521)	(351,691)	(807,369)	(81)	(2,865,379)	—	—	—	—	(3,217,151)
Securities issued in connection with acquisition	—	—	554,421	55	912,624	—	—	—	—	912,679
Issuance of stock warrants	—	—	—	—	—	14,881	—	—	—	14,881
Expiration of redeemable convertible preferred stock warrants	—	—	—	—	39	—	—	—	—	39
Securities issued to Traq stockholders upon release from escrow	—	—	65,196	7	16	—	—	—	—	1,233,295
Stock-based compensation—options	—	—	—	—	1,233,272	—	—	—	—	539,948
Preferred stock dividends and accretion	—	—	—	—	539,948	—	—	(3,224,058)	—	(3,224,058)
Net loss	—	—	—	—	—	—	—	(6,959,037)	—	(6,959,037)

BALANCE—December 31, 2008	1,928,479	366,309	4,294,439	429	4,361,631	345,436	(784,176)	(39,772,035)	—	(35,482,406)
Issuance of shares from exercise of stock options	—	—	80,651	8	76,530	—	—	—	—	76,538
Issuance of stock warrants	—	—	—	—	—	1,355,724	—	—	—	1,355,724
Securities repurchased as result of litigation settlement	—	—	(53,946)	(5)	(89,294)	—	—	—	—	(89,299)
Stock-based compensation—options	—	—	—	—	748,763	—	—	—	—	748,763
Reclassification of note receivable	—	—	—	—	—	—	690,739	—	—	690,739
Preferred stock dividends and accretion	—	—	—	—	—	—	—	(3,777,947)	—	(3,777,947)
Net loss	—	—	—	—	—	—	—	(2,554,366)	—	(2,554,366)

BALANCE—December 31, 2009	1,928,479	366,309	4,321,144	432	5,097,630	1,701,160	(93,437)	(46,104,348)	—	(39,032,254)
Issuance of shares from exercise of stock options	—	—	326,587	33	300,017	—	—	—	—	300,050
Increase in value of warrants issued	—	—	—	—	—	—	—	—	321,015
Stock-based compensation—options	—	—	—	—	1,927,718	—	—	—	—	1,927,718
Cashless exercise of preferred warrants	—	—	—	—	(7,942)	—	—	—	—	(7,942)
Preferred stock dividends and accretion	—	—	—	—	—	—	—	(3,778,984)	—	(3,778,984)
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	510	510
Net loss	—	—	—	—	—	—	—	(1,751,791)	—	(1,751,791)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	(1,751,281)

BALANCE—December 31, 2010	1,928,479	366,309	4,647,731	465	7,317,423	2,022,175	(93,437)	(51,635,123)	510	(42,021,678)
Issuance of shares from exercise of stock options (unaudited)	—	—	186,453	18	205,192	—	—	—	—	205,210
Stock-based compensation—options (unaudited)	—	—	—	—	835,194	—	—	—	—	835,194
Cashless exercise of preferred warrants (unaudited)	—	—	—	—	19,242	—	—	—	—	19,242
Preferred stock dividends and accretion (unaudited)	—	—	—	—	—	—	—	(944,822)	—	(944,822)
Comprehensive loss:
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	—	(4,012)	(4,012)
Net loss (unaudited)	—	—	—	—	—	—	—	(613,082)	—	(613,082)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	(617,094)

Balance at March 31, 2011 (unaudited)	1,928,479	$366,309	4,834,184	$483	$8,377,051	$2,022,175	$(93,437)	$(53,193,027)	$(3,502)	$(42,523,948)

The accompanying notes are an integral part of these consolidated financial statements.

TANGOE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,959,037)	$(2,554,366)	$(1,751,791)	$(874,803)	$(613,082)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of debt discount	53,157	192,654	46,777	23,608	179,940
Depreciation and amortization	2,708,596	3,536,908	3,528,520	871,179	1,007,917
Increase (decrease) in deferred rent liability	193,188	(380,351)	(494,029)	(103,156)	(124,900)
Amortization of marketing agreement intangible asset	—	—	26,086	7,493	18,647
Allowance for doubtful accounts	137,417	8,812	207,120	12,150	11,250
Deferred income taxes	61,500	190,400	190,400	47,600	125,920
Stock-based compensation	539,948	748,763	1,927,718	209,111	835,194
Stock-based compensation related to common stock and Series A convertible preferred stock repurchase	1,387,646	—	—	—	—
Non-cash expense relative to issuance of warrants to service provider	14,881	7,800	—	—	—
Increase in fair value of warrants for redeemable convertible preferred stock	65,895	183,970	883,525	648,420	540,694
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(1,596,294)	(141,175)	(2,985,696)	(1,378,787)	(1,605,668)
Prepaid expenses and other assets	(323,050)	(25,233)	(500,643)	47,545	93,557
Other assets	(36,355)	(133,397)	(1,181,492)	(18,952)	(443,697)
Accrued expenses	573,052	(198,682)	1,079,489	(916,112)	(423,852)
Accounts payable	392,164	113,173	171,673	346,584	814,278
Deferred revenue	1,523,904	882,005	2,252,398	620,193	712,964

Net cash (used in) provided by operating activities	(1,263,388)	2,431,281	3,400,055	(457,927)	1,129,162

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of computers, furniture and equipment	(670,564)	(660,054)	(367,151)	(156,933)	(86,211)
Cash paid in connection with acquisitions	(12,050,853)	(69,887)	—	—	(8,165,746)
Cash held in escrow	(1,375,000)	—	—	—	—

Net cash used in investing activities	(14,096,417)	(729,941)	(367,151)	(156,933)	(8,251,957)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of debt	(3,239,476)	(580,189)	(8,561,741)	(1,462,916)	(11,948,806)
Borrowings of debt	16,690,431	—	5,500,000	—	20,000,000
Deferred financing costs	(138,291)	(85,242)	(60,000)	—	(170,000)
Payments of settlement liability	(175,000)	(200,000)	(200,000)	—	—
Payment of debt in connection with acquisition	—	(895,431)	(952,344)	—	—
Proceeds from exercise of options	137,408	76,538	300,050	28,263	205,210
Proceeds from repayment of notes receivable	—	—	690,739	—	—
Payments made to repurchase securities as a result of litigation settlement	—	(407,919)	—	—	—
Proceeds from issuance of Series F redeemable convertible preferred stock, net of costs incurred	11,862,767	—	—	—	—
Cash paid to repurchase outstanding common stock and Series A convertible preferred stock	(4,604,797)	—	—	—	—

Net cash provided by (used in) financing activities	20,533,042	(2,092,243)	(3,283,296)	(1,434,653)	8,086,404

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,173,237	(390,903)	(250,392)	(2,049,513)	963,609
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,380,871	6,554,108	6,163,205	6,163,205	5,912,813

CASH AND CASH EQUIVALENTS, END OF PERIOD	$6,554,108	$6,163,205	$5,912,813	$4,113,692	$6,876,422

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:
Interest	$1,109,691	$2,031,135	$2,044,877	$529,815	$399,323

Income tax payments	$37,209	$73,893	$87,661	$250	$43,290

State income tax credits (redeemed for cash)	$(74,731)	$—	$(42,803)	$(42,803)	$—

NON-CASH TRANSACTIONS:
Securities issued in connection with acquisitions	$2,065,583	$—	$—	$—	$—

Contingent consideration issued in connection with HCL acquisition	$—	$—	$—	$—	$3,390,000

Deferred purchase price in connection with Telwares acquisiton	$—	$—	$—	$—	$2,154,552

Preferred stock dividends and accretion	$3,224,058	$3,777,947	$3,778,984	$944,487	$944,822

Issuance of warrants in connection with notes payable and marketing agreement	$201,988	$2,744,714	$1,244,109	$1,868,624	$1,355,792

Notes receivable accepted for purchase of common stock	$453,853	$—	$—	$—	$—

Computer, furniture and equipment acquired with capital lease	$49,534	$597,636	$757,700	$—	$297,302

Unpaid deferred IPO costs	$—	$—	$272,876	$764,840	$266,249

Shares issued for accrued expenses	$—	$407,919	$—	$—	$—

Cashless exercise of warrants	$—	$—	$58,119	$58,119	$23,965

The accompanying notes are an integral part of these consolidated financial statements.

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

1. ORGANIZATION, DESCRIPTION OF BUSINESS

        Tangoe, Inc. (the "Company"), a Delaware corporation, was incorporated on February 9, 2000 as TelecomRFQ, Inc. During 2001, the Company changed its name to Tangoe, Inc. The Company provides communications lifecycle management software and related services to a wide range of enterprises, including large and medium-sized businesses and other organizations. Communications lifecycle management encompasses the entire lifecycle of an enterprise's communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, invoice processing, expense allocation and accounting and asset decommissioning and disposal. The Company's Communications Management Platform is an on-demand suite of software designed to manage and optimize the complex processes and expenses associated with this lifecycle for both fixed and mobile communications assets and services. The Company's customers can also engage the Company through its client services group to manage their communications assets and services through its Communications Management Platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Consolidation and Basis of Preparation—The consolidated financial statements include the financial results of Tangoe, Inc. and its wholly owned subsidiaries Tangoe EU, B.V. and Tangoe China Co., Ltd. Intercompany balances and transactions have been eliminated in consolidation. On June 15, 2011, Tangoe effected a 1 for 3.522 reverse stock split for its common stock. All references to common stock, common stock equivalents and per share amounts have been changed retroactively in these financial statements.

        Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of a variable interest rate account. As of March 31, 2011, the Company had restrictions on $3.0 million of its $6.9 million of cash and cash equivalents as per the line of credit agreement.

        Unaudited Interim Financial Statements—The accompanying unaudited consolidated balance sheet as of March 31, 2011, consolidated statements of operations and cash flows for the three months ended March 31, 2010 and 2011 and the consolidated statements of changes in stockholders' deficit for the three months ended March 31, 2011, and the related interim information contained within the notes to the consolidated financial statements, have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and the notes required by accounting principles generally accepted in the United States of America ("GAAP") for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the Company's financial position at March 31, 2011 and results of its operations and its cash flows for the three months ended March 31, 2010 and 2011. The results for the three-month period ended March 31, 2011 are not necessarily indicative of future results.

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Unaudited Pro Forma Balance Sheet—As described in Note 13, the Company's shares of preferred stock will convert into shares of common stock upon the closing of an initial public offering. The Company has presented an unaudited pro forma balance sheet as of March 31, 2011 to reflect the conversion of all outstanding shares of preferred stock as of that date into shares of common stock and the reclassification of the liability for warrants for redeemable convertible preferred stock to stockholders' equity, events which will occur upon the closing of the Company's proposed initial public offering. The effect of this conversion is to reclassify $62,390,804 of redeemable convertible preferred stock and $2,597,627 of liabilities into stockholders' equity.

        Revenue Recognition—Recurring technology and services revenue consists of subscription-based fees, software subscription license fees, software maintenance fees and hosting fees related to the use of the Company's solution to manage its customers' communications expenses. Strategic consulting, software licenses and other revenues consist of fees for perpetual software licenses, professional services, contract negotiations and bill audits.

        The Company recognizes revenue when persuasive evidence of an arrangement exists, pricing is fixed and determinable, collection is reasonably assured and delivery or performance of service has occurred. Recurring technology and services subscription-based fees, software subscription license fees, software maintenance fees, and hosting fees are recognized ratably over the term of the period of service. The subscription-based services we provide include help desk, asset procurement and provisioning, and carrier dispute resolution. Prior to 2010, as a result of limited history regarding customer renewals, implementation fees associated with recurring technology and services engagements with terms equal to or less than 36 months were recognized over 36 months and implementation fees associated with engagements with terms exceeding 36 months were recognized over the life of the contract. In 2010, due to having greater evidence regarding customer renewals, the Company believed it was appropriate to extend the estimated expected life of the customer relationship to be equal to twice the contract life calculated on a per-customer basis and to recognize implementation fees ratably over this period. This change did not have a material impact on the Company's consolidated financial statements.

        Software license fees consist of fees paid for a perpetual license agreement for the Company's technology, which are recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605, Software Revenue Recognition, as amended. When contracts contain multiple elements wherein vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the residual method prescribed by the authoritative guidance. VSOE of fair value for maintenance and support is established by a stated renewal rate included in the license arrangement or rates charged in stand-alone sales of maintenance and support. If software maintenance fees are provided for in the license fee or at a discount pursuant to a license agreement, a portion of the license fee equal to the fair

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

market value of these amounts is allocated to software maintenance revenue based on the value established by independent sales of such maintenance services to customers.

        Professional services related to the implementation of the Company's software products ("Consulting Services") are generally performed on a fixed fee basis under separate service arrangements. Consulting Services revenue is recognized as the services are performed by measuring progress towards completion based upon either costs or the achievement of certain milestones. The Company also provides contract negotiation and bill audit services ("Strategic Sourcing Services") on behalf of its customers, which are generally performed on a contingency fee basis, with the Company's fees being based on a percentage of the savings the Company achieves for the customer. Revenue from Strategic Sourcing Services engagements is recognized as savings are secured for the customer, based upon the amount of savings secured multiplied by the contingency fee percentage to which the Company is entitled.

        In accordance with ASC 605, Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses, the Company classifies reimbursed expenses as revenue and the related expense within cost of revenue in the accompanying consolidated statements of operations. For the years ended December 31, 2008, 2009 and 2010, reimbursed expenses of $180,245, $30,702 and $148,407, respectively, were included in revenue and for the three months ended March 31, 2010 and 2011, $8,827 and $51,698, respectively, were included in revenue.

        Software Development Costs—The Company expenses research and development costs as incurred. The Company has evaluated the establishment of technological feasibility of its products in accordance with ASC 350, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. The Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general release is very short and, consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, the Company charges all such costs to research and development in the period incurred.

        Computers, Furniture and Equipment—Computers, furniture and equipment are stated at historical cost. Depreciation of computers, furniture and equipment is provided for, commencing when the assets are placed in service, using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the lease term, which is shorter than the useful lives.

        Deferred Rent—The Company has operating leases for various office spaces, some of which include a rent escalation clause. GAAP requires that rental expense be reflected on a straight-line basis over the life of the lease. This results in deferred rent on the consolidated balance sheet.

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities are measured based on the difference between the financial statement carrying amounts and the respective tax basis of assets and liabilities and net operating loss carryforwards available for tax reporting purposes using the applicable tax rates for the years in which the differences are expected to reverse. A valuation allowance is recorded on deferred tax assets unless realization is determined to be more likely than not. Effective January 1, 2009, the Company adopted ASC 740, Accounting for Uncertainty in Income Taxes, which did not have a material effect on its consolidated financial statements.

        Concentration of Credit Risk—Financial instruments that subject the Company to risk of loss consist principally of accounts receivable. For the years ended December 31, 2008, 2009 and 2010 and for the three months ended March 31, 2010 and 2011 no individual end customer represented greater than 10% of total revenue. For the years ended December 31, 2009 and 2010 and for the three months ended March 31, 2010, one strategic alliance partner represented 11.8%, 10.6% and 12.6%, respectively, of total revenue. For the three months ended March 31, 2011, no strategic alliance partner represented greater than 10% of total revenue. As of December 31, 2009 and 2010 and March 31, 2011, one strategic alliance partner represented a greater than 10% concentration of total accounts receivable of 15.8%, 14.7% and 11.9%, respectively. The Company has balances with financial institutions in excess of the Federal Deposit Insurance Corporation limit. The Company believes that credit risks associated with these concentrations are limited, as the amounts are held by major financial institutions in the United States.

        Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are reported on the balance sheet at their outstanding principal balance, net of an estimated allowance for possible losses. The allowance for possible losses is estimated based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are charged against the allowance (written-off) when substantially all collection efforts cease. Based on the information available, the Company's management believes that the allowance for doubtful accounts as of December 31, 2009 and 2010 and March 31, 2011 is adequate.

        Cash held on behalf of customers—Commencing in 2008, the Company's services for some customers include the payment of the customer's communications invoices directly to the carrier. Such payments are made from separate bank accounts set up on behalf of each such customer, which are funded by the customer shortly in advance of the Company making any disbursements. These accounts are used only for the payment of the customer's invoices and the Company does not fund these accounts, therefore the balances in these accounts are not included on the accompanying consolidated balance sheets. As of December 31, 2009 and 2010 and March 31, 2011, the total funds held by the Company on behalf of its customers were $701,821, $1,179,809 and $2,271,328, respectively.

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

        Business Combinations and Valuation of Intangible Assets—Effective in 2009, the Company accounts for business combinations in accordance with ASC 805, Business Combinations. ASC 805 requires business combinations to be accounted for using the purchase method of accounting and includes specific criteria for recording intangible assets separate from goodwill and promotes greater use of fair values in financial reporting. Results of operations of acquired businesses are included in the financial statements of the acquiring company from the date of acquisition. Net assets of the acquired company are recorded at their fair value at the date of acquisition.

        Impairment of Goodwill and Certain Other Long-Lived Assets—As required by ASC 350, Goodwill and Other Intangible Assets, the Company tests goodwill for impairment. Goodwill is not amortized, but instead tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Company has one reporting unit. The annual goodwill impairment test is a two-step process. First, the Company determines if the carrying value of its related reporting unit exceeds fair value, which would indicate that goodwill may be impaired. If the Company then determines that goodwill may be impaired, it compares the implied fair value of the goodwill to its carrying amount to determine if there is an impairment loss.

        The Company accounts for the impairment of long-lived assets other than goodwill in accordance with ASC 360, Accounting for the Impairment or Disposal of Long-Lived Asset. In accordance with ASC 360, the Company evaluates long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset or group of assets. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. The Company does not have any long-lived assets, including intangible assets, which it considers to be impaired.

        Stock-Based Compensation—The Company follows ASC 718, Share-based Payment, for recording stock-based compensation. This statement requires recording stock-based awards at fair value. The Company also complies with the provisions of ASC 505, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, with respect to stock option grants to non-employees.

        Foreign Currency Translation—In 2010, the Company set up two new wholly owned International subsidiaries, Tangoe EU, B.V. in the Netherlands and Tangoe China Co. Ltd. in China. For 2010, the international operations were immaterial to the overall consolidated financial statements of the Company. Gains and losses on foreign currency translation of the

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial statements of foreign operations whose functional currency is other than the U.S. dollar, are included in accumulated other comprehensive income. Assets and liabilities of foreign operations are translated at year-end exchange rates and revenue and expense are translated at average rates in effect during the year. Foreign currency exchange gains and losses from transactions and balances denominated in a currency other than the functional currency are recorded in the consolidated statement of operations.

        Deferred IPO Cost—As of December 31, 2009 and 2010 and March 31, 2011, the Company has deferred professional fees of $0, $1,377,451 and $1,713,724, respectively, related to the Company's proposed initial public offering. This amount is included in security deposits and other non-current assets in the accompanying consolidated balance sheet. This amount will be charged against net proceeds of the offering or expensed, if the offering does not occur.

        Reclassification—Certain previously reported amounts have been reclassified to conform to the classifications used in the December 31, 2010 financial statements.

3. RECENT ACCOUNTING PRONOUNCEMENTS

        In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, which amends ASC 605, Revenue Recognition, to require companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective beginning January 1, 2011 and the adoption of ASU 2009-13 is not expected to have a material impact on the Company's consolidated financial statements.

        In October 2009, the FASB issued ASU 2009-14, which amends ASC 985-605, Software-Revenue Recognition, to exclude from its requirements (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and early adoption will be permitted. The Company is currently in the process of determining the effect, if any, that the adoption of ASU 2009-14 will have on its consolidated financial statements, but it does not expect it to materially affect the consolidated financial statements.

        In September 2006 and February 2009, the FASB issued guidelines under ASC 820, Fair Value Measurements, related to fair value measurements that define fair value, establish a framework in GAAP for measuring fair value and expand disclosures about fair value measurements. The guidelines do not increase the use of fair value measurement and only apply when other guidelines require or permit the fair value measurement of assets and liabilities. The implementation of the guidelines for financial assets and financial liabilities did not have a material impact on the Company's consolidated financial statements.

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

3. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

        ASC 820 also establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are inputs that are observable for an asset or liability, either directly or indirectly, through corroboration with observable market data; and Level 3 inputs are unobservable inputs based on a reporting entity's own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

        In December 2010, the FASB issued ASU 2010-28, which amends ASC 350, Intangibles, Goodwill and Other, relating to the second step of the goodwill impairment test used to measure the amount of impairment loss. This second step compares the implied fair value of reporting unit goodwill with the carrying amount of goodwill. ASU 2010-28 is effective December 15, 2011. The company is currently evaluating both the timing and the impact of the pending adoption of ASU 2010-28 on its consolidated financial statements. However, it is not expected to materially affect the Company's consolidated financial statements.

        In December 2010, the FASB issued ASU 2010-29, which amends ASC 805, Business Combinations, relating to the disclosure of supplementary pro forma information for business combinations. ASU 2010-29 should be applied prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early application is permitted. The adoption of ASU 2010-29 will not have a material impact on the Company's consolidated financial statements when adopted.

        In January 2010, the FASB issued updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than on a net basis). The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The updated guidance is effective for interim or annual financial reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

        In June 2008, the FASB reached a consensus on ASC 815, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock. ASC 815 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

3. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

indexed to an entity's own stock. ASC 815 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

        In December 2007, the FASB issued ASC 805, Business Combinations. ASC 805 requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction at fair values as of the acquisition date. ASC 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted this guidance as of January 1, 2009. The Company applied the requirements of this guidance to its acquisitions of HCL-EMS and Telwares, described below, and will apply these requirements prospectively to any future acquisitions.

4. BUSINESS COMBINATIONS

     Information Strategies Group

        On July 28, 2008, the Company acquired substantially all of the assets of Information Strategies Group, Inc. ("ISG") for $11,898,885 in cash (the "ISG Consideration"). ISG was a New Jersey-based provider of communications and information technology expense processing services and technologies.

        The ISG Consideration consisted of the cash consideration paid to ISG's stockholders totaling $11,775,000 and other direct transaction costs of $123,885 consisting primarily of legal and other professional fees. In addition, $1,375,000 was held in escrow and subsequently paid to ISG's stockholders, and $13,000 of additional direct costs was paid in 2009. The total purchase price the Company paid for ISG was $13,286,885. The amount held in escrow was not included in the Company's purchase price in 2008 and was included in Cash held in escrow at December 31, 2008.

        In conjunction with the acquisition, the Company secured approximately $12,000,000 of equity financing through the sale of 10,190,218 shares of Series F redeemable convertible preferred stock ("Series F") at a price of $1.1776 per share to a new investor, (equivalent to 2,893,304 shares of common stock at $4.1475 per share on a post-split, as converted basis) as further described in Note 13. Additionally, the Company secured additional bank financing and repurchased certain of its equity securities, as described in more detail in Note 9.

     ISG Purchase Price Allocation

        The allocation of the total purchase price of ISG's net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of July 28, 2008. The Company allocated the excess of purchase price over the identifiable intangible and net

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

4. BUSINESS COMBINATIONS (Continued)

tangible assets to goodwill. The following table presents the allocation of the total purchase price:

	Purchase Price Allocation
	2008	2009		Total
Accounts receivable	$2,868,444	$—		$2,868,444
Property and equipment	349,450	—		349,450
Intangible assets (see below)	5,920,000	—		5,920,000
Goodwill	3,386,819	1,388,000	*	4,774,819
Deposits and other non-current assets	68,346	—		68,346
Accounts payable	(286,845)	—		(286,845)
Accrued expenses	(407,329)	—		(407,329)

Total purchase price allocation	$11,898,885	$1,388,000		$13,286,885

*
Includes $1,375,000 released from escrow.

        The goodwill related to the ISG acquisition is tax deductible. The Company estimated the fair value of intangible assets using the income approach, including the relief-from-royalty and excess earnings methodologies, to value the identifiable intangible assets, which are subject to amortization.

Description	Fair Value	Weighted Average Useful Life (in years)
Customer relationships	$3,500,000	10.0
Technology and technological know-how	2,100,000	10.0
Trademarks	180,000	Indefinite
Covenants not to compete	140,000	2.0

Total intangible assets	$5,920,000

        Below are the unaudited pro forma results of the Company for 2008 as if the ISG acquisition occurred at the beginning of 2008. These results are not intended to reflect the actual operations of the Company had the acquisition occurred at January 1, 2008.

Description	Year Ended December 31, 2008
Revenue	$44,973,864
Operating loss	(4,262,944)
Net loss	(9,863,178)
Basic and diluted loss per common share	$(0.69)

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

4. BUSINESS COMBINATIONS (Continued)

     InterNoded, Inc.

        On December 23, 2008, the Company acquired substantially all of the assets of InterNoded, Inc. ("InterNoded") for consideration valued at $3,266,545 (the "InterNoded Consideration"). InterNoded was a Massachusetts-based provider of mobile device management solutions.

        The fair value of the InterNoded Consideration was determined as follows:

	2008	2009	Total
Cash paid at closing	$104,569	$—	$104,569
Future cash payments due	2,395,431	—	2,395,431
Less: imputed interest	(193,533)	—	(193,533)
Value of common stock issued	912,679	—	912,679

Value of cash, notes and equity securities issued	3,219,146	—	3,219,146
Capitalized costs incurred	47,399	56,888	104,287

Total InterNoded Consideration	$3,266,545	$56,888	$3,323,433

        In addition to the InterNoded Consideration noted above, the stockholders of InterNoded have the ability to earn additional purchase consideration through the attainment of certain revenue goals from the InterNoded product line during the years ended December 31, 2009, 2010 and 2011 (the "Earnout"). The amount of the Earnout is a percentage of revenue varying from 0% to 25% depending upon the product and level of revenue attained in each year. In accordance with ASC 805, any Earnout attained will be recorded as an increase to the InterNoded Consideration when and if it is earned. To date, none of the Earnout has been earned.

     InterNoded Purchase Price Allocation

        The allocation of the total purchase price of InterNoded's net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of December 23, 2008. The Company allocated the excess of purchase price over the identifiable intangible and

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

4. BUSINESS COMBINATIONS (Continued)

net tangible assets to goodwill. The following table presents the allocation of the total purchase price:

	Purchase Price Allocation
	2008	2009	Total
Accounts receivable	$178,894	—	$178,894
Prepaid expenses	10,502	—	10,502
Property and equipment	78,800	—	78,800
Intangible assets (see below)	1,995,000	—	1,995,000
Goodwill	1,496,081	$56,888	1,552,969
Deposits and other non-current assets	60,000	—	60,000
Capital lease obligations	(34,751)	—	(34,751)
Accounts payable	(249,384)	—	(249,384)
Accrued expenses	(140,998)	—	(140,998)
Deferred revenues	(127,599)	—	(127,599)

Total purchase price allocation	$3,266,545	$56,888	$3,323,433

        The goodwill related to the InterNoded acquisition is tax deductible. The Company estimated the fair value of intangible assets using the income approach, including the relief-from-royalty and excess earnings methodologies, to value the identifiable intangible assets, which are subject to amortization.

Description	Fair Value	Weighted Average Useful Life (in years)
Customer relationships	$865,000	10.0
Technology and technological know-how	1,063,000	10.0
Trademarks	67,000	indefinite

Total intangible assets	$1,995,000

        The impact of acquiring InterNoded on the operating results of prior periods would not have been material based on the historical revenue and expenses of InterNoded.

     HCL Expense Management Services, Inc.

        In December 2010, the Company entered into an Asset Purchase Agreement ("APA") to acquire substantially all of the assets and certain liabilities of HCL Expense Management Services, Inc. ("HCL-EMS"). Pursuant to the terms of the APA, the Company paid $3.0 million in cash at closing, which took place on January 25, 2011 ("HCL-EMS Closing Date"). In addition, the Company is obligated to pay deferred cash consideration following each of the first and second anniversaries of the HCL-EMS Closing Date, pursuant to an earn-out formula based upon specified revenues from specified customers acquired from HCL-EMS. The Company valued this contingent consideration at $3.4 million. The Company has included the

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

4. BUSINESS COMBINATIONS (Continued)

operating results of HCL-EMS in its consolidated financial statements since the date of acquisition, including revenue of $2.5 million. As a result of this transaction the Company will be recording a restructuring charge related to the closing of HCL-EMS headquarters in Rutherford, New Jersey on its consolidated statement of operations in the third quarter of 2011. The restructuring charge could be material.

     HCL-EMS Purchase Price Allocation

        The allocation of the total purchase price of HCL-EMS' net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of January 25, 2011. The Company allocated the excess of purchase price over the identifiable intangible and net tangible assets to goodwill. The following table presents the breakdown between cash and contingent consideration and the allocation of the total purchase price:

Cash	$3,000,000
Fair value of contingent consideration	3,390,000

$6,390,000

Accounts receivable	$2,268,925
Prepaid and other current assets	124,640
Property and equipment	273,000
Intangible assets	2,700,000
Goodwill	2,243,502
Deposits and non-current assets	170,346
Accounts payable	(229,066)
Accrued expenses	(1,042,078)
Deferred revenue	(119,269)

$6,390,000

        The goodwill related to the HCL-EMS acquisition is tax deductible. The Company estimated the fair value of intangible assets using the income, cost and market approaches to value the identifiable intangible assets, which are subject to amortization.

Description	Fair Value	Weighted Average Useful Life (in years)
Technology	$840,000	4.0
Customer relationships	1,860,000	9.0

Total intangible assets	$2,700,000

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

4. BUSINESS COMBINATIONS (Continued)

     Telwares, Inc.

        On March 16, 2011, the Company entered into an Asset Purchase Agreement ("APA") with Telwares, Inc. ("Telwares") to purchase certain assets and liabilities of Telwares and its subsidiary Vercuity, Inc as defined in the APA. Pursuant to the terms of the agreement, the Company will pay $7.7 million in cash as follows: $5.2 million at closing, which includes a working capital adjustment of $666,000, which took place on March 16, 2011, $1,250,000 on March 16, 2012, and $1,250,000 on March 16, 2013. The Company has included the operating results of Telwares in its consolidated financial statements since the date of acquisition, including revenue of $428,000.

     Telwares Purchase Price Allocation

        The allocation of the total purchase price of Telwares' net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of March 16, 2011. The Company allocated the excess of purchase price over the identifiable intangible and net tangible assets to goodwill. The following table presents the breakdown between cash and deferred purchase price and the allocation of the total purchase price:

Cash	$5,165,746
Fair value of deferred purchase price	$2,154,552

$7,320,298

Accounts receivable	$1,975,244
Prepaid and other current assets	71,828
Property and equipment	355,191
Intangible assets	2,428,000
Goodwill	3,013,809
Deposits and non-current assets	76,117
Accounts payable	(87,916)
Accrued expenses	(443,945)
Deferred revenue	(68,030)

$7,320,298

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

4. BUSINESS COMBINATIONS (Continued)

        The goodwill related to the Telwares acquisition is tax deductible. The Company estimated the fair value of intangible assets using the income, cost and market approaches to value the identifiable intangible assets, which are subject to amortization.

Description	Fair Value	Weighted Average Useful Life (in years)
Non-compete agreements	$58,000	2.0
Technology	350,000	3.0
Customer relationships	2,020,000	8.0

Total intangible assets	$2,428,000

        The following table presents the unaudited pro forma results of the Company for 2010 as if the acquisitions of HCL-EMS and Telwares both occurred at the beginning of 2010. These results are not intended to reflect the actual operations of the Company had the acquisitions occurred at January 1, 2010.

Description
Revenue	$97,122,000
Operating loss	(2,944,000)
Net loss	(11,198,000)
Basic and diluted loss per share	$0.72

5. COMPUTERS, FURNITURE AND EQUIPMENT

        Computers, furniture and equipment consist of:

	As of
	December 31,
			March 31, 2011
	2009	2010
Computers and software	$4,864,070	$5,880,915	$6,822,432
Furniture and fixtures	495,901	561,726	625,497
Leasehold improvements	187,514	229,695	236,111

	5,547,485	6,672,336	7,684,040
Less accumulated depreciation and amortization	(3,786,113)	(4,876,957)	(5,175,726)

Computers, furniture and equipment—net	$1,761,372	$1,795,379	$2,508,314

        Computers and software includes equipment under capital leases totaling approximately $950,119, $1,707,819 and $2,005,121 at December 31, 2009 and 2010 and March 31, 2011, respectively. Accumulated depreciation on equipment under capital leases totaled approximately $373,561, $727,805 and $856,678 as of December 31, 2009 and 2010 and March 31, 2011, respectively. Depreciation and amortization expense associated with computers, furniture and equipment was $905,991, $1,121,765 and $1,090,844 for the years

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

5. COMPUTERS, FURNITURE AND EQUIPMENT (Continued)

ended December 31, 2008, 2009 and 2010, respectively and $258,513 and $298,769 for the three months ended March 31, 2010 and 2011, respectively.

6. INTANGIBLE ASSETS

        The following table presents the components of the Company's intangible assets as of December 31, 2009 and 2010 and March 31, 2011:

	Years Ended December 31,
			Three Months Ended March 31, 2011	Weighted Average Useful Life (in years)
	2009	2010
Patents	$1,053,900	$1,053,900	$1,053,900	8.0
Less: accumulated amortization	(370,069)	(501,807)	(534,741)
Patents, net	683,831	552,093	519,159

Technological know-how	5,029,200	5,029,200	6,219,200	8.2
Less: accumulated amortization	(1,059,102)	(1,608,677)	(1,789,161)
Technological know-how, net	3,970,098	3,420,523	4,430,039

Customer relationships	12,900,200	12,900,200	16,780,200	8.5
Less: accumulation amortization	(3,736,189)	(5,289,936)	(5,720,777)
Customer relationships, net	9,164,011	7,610,264	11,059,423

Covenants not to compete	140,000	140,000	198,000	2.0
Less: accumulated amortization	(99,167)	(140,000)	(141,169)
Covenants not to compete, net	40,833	—	56,831

Strategic marketing agreement	2,736,915	3,981,024	4,601,188	10.0
Less: accumulated amortization	—	(26,086)	(44,733)
Strategic marketing agreement, net,	2,736,915	3,954,938	4,556,455

Trademarks	247,000	247,000	247,000	Indefinite

Total intangible assets	$16,842,688	$15,784,818	$20,868,907

        The related amortization expense for 2009 and 2010 was $2,316,171 and $2,275,893, respectively, and $579,043 and $645,428 for the three months ended March 31, 2010 and 2011,

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

6. INTANGIBLE ASSETS (Continued)

respectively. The Company's estimate of future amortization expense for acquired intangible assets less indefinite lived assets that exist at December 31, 2010 is as follows:

2011	$2,268,326
2012	2,323,336
2013	2,432,676
2014	2,222,552
2015	1,332,410
thereafter	4,958,518

Total	$15,537,818

7. NOTES RECEIVABLE

        As described further in Note 13, certain employees of the Company purchased 253,583 and 496,876 shares of common stock during the years ended December 31, 2007 and 2008, respectively, in exchange for recourse promissory notes issued to the Company in the aggregate amount of $249,355 and $453,853, respectively. These promissory notes are reflected as a reduction to stockholder's equity. The promissory notes each mature on the earliest to occur of: (a) ten years from the date of issuance, (b) a change in control, as defined, (c) the first anniversary of the termination of the respective employee's employment with the Company due to either (i) death or (ii) inability to work due to health reasons, as determined by the Company's board of directors in its sole discretion, or (d) ninety days after termination of the respective employee's employment with the Company for any other reason. These notes accrue interest at rates ranging from 4.46%—4.72% annually, payable at maturity.

        During the year ended December 31, 2007, the Company also amended the provisions of certain warrants to purchase a total of 91,993 shares of common stock held by an executive of the Company to enable that executive to exercise the warrants in exchange for promissory notes issued to the Company. These promissory notes have a face value of $80,968 and are reflected as a reduction to stockholder's equity. These promissory notes mature on the earliest to occur of: (a) ten years from the date of issuance, (b) a change in control, as defined, (c) the first anniversary of the termination of the executive's employment with the Company due to either (i) death or (ii) inability to work due to health reasons, as determined by the Company's board of directors in its sole discretion, or (d) ninety days after termination of the executive's employment with the Company for any other reason. These notes accrue interest at a rate of 5.31% annually, payable at maturity.

        In April 2010, an executive officer of the Company with outstanding promissory notes to the Company in the aggregate principal amount of $690,739 repaid the principal and interest under the promissory notes in full. Accordingly, this amount was reclassified to prepaid expenses and other current assets from stockholders' deficit in the accompanying consolidated balance sheet as of December 31, 2009.

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

7. NOTES RECEIVABLE (Continued)

        Interest income related to these notes was accrued by the Company during the years ended December 31, 2008, 2009 and 2010 in the amount of $36,355, $36,311 and $12,138, respectively, and $8,953 and $1,043 for the three months ended March 31, 2010 and 2011, respectively, which is included in "Interest Income" on the accompanying consolidated statement of operations and included in other non-current assets on the accompanying consolidated balance sheet.

8. COMMITMENTS AND CONTINGENCIES

        The Company is involved in various legal proceedings that arise from time to time in the normal course of business. The following outlines various matters that have or may have a material effect on the financial position and results of operations of the Company as of December 31, 2010.

        In January 2004, a third party filed a complaint against Traq Wireless, Inc. a subsidiary of the Company, for patent infringement in the United States District Court for the Southern District of Indiana. In July 2004, Traq entered into a settlement agreement with the third party whereby the complaint was dismissed with prejudice. In connection with the settlement agreement, Traq agreed to pay the third party $1.2 million. The Company assumed this obligation in connection with the Traq Merger in 2007. The payment remaining at December 31, 2009 of $200,000 was paid in full in July 2010.

        The Company has entered into non-cancellable operating leases for the rental of office space in various locations which expire between 2011 and 2016. Some of the leases provide for lower payments in the beginning of the term which gradually escalate during the term of the lease. The Company recognizes rent expense on a straight-line basis over the lease term, which gives rise to a deferred rent liability on the balance sheet.

        The Company is also obligated under several leases covering computer equipment and software, which the Company has classified as capital leases. In March 2010, the Company signed a lease addendum for its headquarters in Orange, Connecticut. In October, 2010, the Company signed a lease addendum for 5,397 square feet of additional gross rental office space at its office in Waltham, Massachusetts. In December 2010, the Company signed a lease addendum for 15,478 square feet of additional gross rental office space at its office in Parsippany, New Jersey. All future minimum rental payments for these addendums have been included in the schedule below. Additionally, the Company has entered into several operating leases for various office equipment items, which expire between September 2011 and December 2012.

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

8. COMMITMENTS AND CONTINGENCIES (Continued)

        As of March 31, 2011, the Company's obligation for future minimum rental payments related to these leases is as follows:

	Operating Leases	Capital Leases
April 1, 2011 to December 31, 2011	$3,072,983	$418,100
2012	3,761,681	454,414
2013	3,695,604	261,973
2014	3,571,832	—
2015	2,294,493	—
thereafter	679,950	—

Total future minimum lease obligations	$17,076,543	1,134,487

Less: amount representing interest		(94,393)

Present value of minimum lease obligations		$1,040,094

        Rent expense, included in general and administrative expense, was approximately $1,175,929, $1,611,258 and $1,720,773 for the years ended December 31, 2008, 2009 and 2010, respectively, and $415,377 and $632,859 for the three months ended March 31, 2010 and 2011, respectively.

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

9. FINANCING ARRANGEMENTS

        As of December 31, 2009 and 2010 and March 31, 2011, borrowings outstanding included the following:

	December 31,
			March 31, 2011
	2009	2010
Line of credit, $6.0 million limit, bears interest at an interest rate equal to the London InterBank Offer Rate plus 4.0% at March 31, 2011, interest rate was 4.3% at December 31, 2010 and March 31, 2011	—	$5,500,000	$5,500,000
Revolving line of credit, $5.0 million limit, bears interest at an interest rate equal to the greater of base rate (as defined) plus 6.0% or 10.25% at December 31, 2009, interest rate was 10.25% at December 31, 2009	$5,000,000	—	—
Term loan, bears interest at an interest rate equal to the base rate (as defined) plus 6.25% with interest rate floor of 9.75%, interest rate in effect was 9.75% at March 31, 2011. Interest only payments through January 2012; thereafter, monthly interest and principal payments as described below. Net of unamortized discount of $702,011 at March 31, 2011	—	—	19,297,989
Term loan, bears interest at an interest rate equal to the greater of base rate (as defined) plus 6.0% or 10.25% at December 31, 2009, interest rate in effect was 10.25% at December 31, 2009 and 2010. Interest only payments through January 2010; thereafter, monthly interest and principal payments as described below. Net of unamortized discount of $116,941, $70,164 and $0 at December 31, 2009 and 2010 and March 31, 2011, respectively.	14,133,059	11,272,336	—
Contingent consideration, net of unamortized discount of $484,090 at March 31, 2011. Payable in two annual installments starting January 2012, as described below	—	—	3,456,800
Deferred Telwares purchase price, net of unamortized discount of $336,090 at March 31, 2011. Payable in annual installments starting March 2012, as described below	—	—	2,163,910
Deferred InterNoded purchase price, net of unamortized discount of $47,656 and $0 at December 31, 2009 and 2010, respectively. Payable in annual installments starting January 2009, as described below.	1,452,344	500,000	—
Subordinated notes payable June 2010, bear interest at 13% payable quarterly and 3% accrued until maturity.	360,000	—
Capital lease obligations (Note 8)	385,639	849,098	1,040,094

Total notes payable	21,331,042	18,121,434	31,458,793
Less current portion	(9,397,847)	(6,345,111)	(9,430,494)

Notes payable, less current portion	$11,933,195	$11,776,323	$22,028,299

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

9. FINANCING ARRANGEMENTS (Continued)

        In October 2010, the Company negotiated a line of credit of up to $6,000,000 based upon 80% of the Company's eligible accounts receivable with JP Morgan Chase Bank, N.A. ("Chase"). The line of credit bears interest at the London Inter Bank Offered Rate ("Libor") plus a 4.0% spread. The line of credit matures in one year in October 2011. On November 2, 2010, the Company borrowed $5,500,000 of the line of credit. The Company used the proceeds to pay off the $5,000,000 previously outstanding revolving line of credit and used $500,000 for general corporate overhead purposes. In February 2011, the Company negotiated an increase in the line of credit of up to $8,000,000 based upon 80% of the Company's eligible accounts receivable.

        In the first quarter of 2011, the Company borrowed $20,000,000 pursuant to a new term loan with its existing bank in connection with the acquisitions of HCL and Vercuity (the "New Term Loan"), as described in Note 4. A previous term loan with the same bank with an outstanding principal balance of $11,002,000 was repaid from the proceeds of the New Term Loan. The New Term Loan requires interest-only payments through January 2012. Thereafter, monthly interest payments are to be accompanied by principal payments in the following amounts: (i) $350,000 commencing on February 1, 2012 through and including January 1, 2013; (ii) $400,000 from February 1, 2013 through and including January 1, 2014; (iii) $500,000 from February 1, 2014 through and including January 1, 2015; and (iv) $5,000,000 on February 1, 2015. The interest rate on the New Term Loan is base rate plus 6.25% payable monthly with an interest rate floor of 9.75%. The base rate is defined as the greater of (a) the highest prime rate in effect during the month or (b) the highest Libor Rate in effect during such month plus 2.5% per annum or (c) the floor of 3.5% per annum. As further described in Note 13, the Company also issued a warrant to purchase 625,000 shares of Series F to the bank at an exercise price of $1.1776 per share (equivalent to 177,456 shares of common stock at $4.1475 per share on a post-split, as converted basis). The line of credit and the New Term Loan have financial covenants relative to the attainment of defined quarterly EBITDA and minimum cash balance requirements, and are secured by all of the Company's physical assets and intellectual property. The Company has retroactively applied the the payment terms of the New Term Loan to the borrowings outstanding table above and the schedule of future payments below.

        As described in Note 4, the purchase consideration for the acquisition of HCL-EMS includes deferred cash consideration. The deferred cash consideration includes contingent cash payments following each of the first and second anniversaries of the HCL-EMS closing date of January 25, 2011, pursuant to an earn-out formula based upon specified revenues from specified customers acquired from HCL-EMS. No interest accrues on the deferred cash consideration; however, the Company recorded imputed interest in the amount of $550,890 based on the Company's weighted average cost of debt as of the date of the acquisition.

        As described in Note 4, the purchase consideration for the acquisition of Telwares includes deferred cash consideration. The deferred cash consideration includes payments of $1,250,000 on March 16, 2012 and $1,250,000 on March 16, 2013. No interest accrues on the deferred cash consideration; however, the Company recorded imputed interest in the amount

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

9. FINANCING ARRANGEMENTS (Continued)

of $345,449 based on the Company's weighted average cost of debt as of the date of the acquisition.

        In July 2008, the Company borrowed $14,250,000 pursuant to a term loan with its existing bank in connection with the acquisition of ISG (the "ISG Term Loan"), as described in Note 4. A previous term loan with the same bank with an outstanding principal balance of $2,152,778 was repaid from the proceeds of the ISG Term Loan. The ISG Term Loan required interest-only payments through January 2010. Thereafter, monthly interest payments were to be accompanied by principal payments in the following amounts: (i) $201,250 commencing on February 1, 2010 through and including July 1, 2010; (ii) $340,000 from August 1, 2010 through and including July 1, 2011; (iii) $491,000 from August 1, 2011 through and including June 1, 2012; and (iv) $3,561,500 on July 1, 2012. The Company has made all required principal payments to date in 2010. The interest rate on the ISG Term Loan is the defined prime rate plus 6.0% or 10.25%, whichever is greater. As further described in Note 13, the Company also issued a warrant to purchase 850,000 shares of Series F to the bank at an exercise price of $1.1776 per share (equivalent to 241,340 shares of common stock at $4.1475 per share on a post-split, as-converted basis). The ISG Term Loan had financial covenants relative to the attainment of defined quarterly EBITDA and minimum cash balance requirements, and was secured by all of the Company's physical assets and intellectual property. At September 30, 2009, the minimum cash balance covenant was in default. This default was remedied in October 2009 and a waiver for the minimum cash balance requirement was received from the bank. The Company was in compliance with all financial convenants related to the ISG Term Loan as of December 31, 2010.

        As described in Note 4, the purchase consideration for the acquisition of InterNoded includes deferred cash payments (the "Deferred Cash Consideration"). The Deferred Cash Consideration includes payments of $895,431 made in January 2009, $1,000,000 made in January 2010 and $500,000 payable on January 15, 2011. The Company paid the final required Deferred Cash Consideration of $500,000 on January 15, 2011. No interest accrues on the Deferred Cash Consideration; however, the Company recorded imputed interest in the amount of $193,534 based on the Company's weighted average cost of debt as of the date of the acquisition. The Deferred Cash Consideration was subordinated to the line of credit and the New Term Loan.

        In May 2006, the Company borrowed $660,000 pursuant to a subordinated debt facility with a group of existing stockholders and other individuals. Interest was payable at a rate of 13% on a quarterly basis, commencing on July 1, 2006. An additional interest payment of 3% of the outstanding principal was payable along with the entire outstanding principal balance on May 23, 2009. The subordinated loans are secured by all of the Company's physical assets, but subordinated to the bank facilities described above. In connection with the subordinated debt facility, the Company issued warrants to purchase an aggregate of 18,741 shares of common stock to the note holders at an exercise price of $2.245 per share. These warrants are exercisable for a period of seven years from the date of issuance and were valued at their fair market value on the date of issuance, which was determined to be $11,960. During 2009,

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

9. FINANCING ARRANGEMENTS (Continued)

the Company repaid $300,000 of the subordinated debt facility plus interest. The remaining note holders extended the maturity date of their notes to June 30, 2010. As a result of the agreement to extend the terms of the notes, the Company issued warrants to purchase an additional 5,111 shares of common stock to the remaining note holders at an exercise price of $2.606 per share. These warrants are exercisable for a period of five years from the date of issuance and were valued at their fair market value on the date of issuance, which the Company determined to be $7,800. During 2010, the Company repaid the remaining $360,000 of the subordinated debt facility plus interest. For the years ended December 31, 2008, 2009 and 2010, $61,919, $105,957 and $28,563, respectively, of interest attributable to the subordinated debt was paid to related party stockholders.

        The following is a schedule of future payments related to the Company's financing arrangements as of December 31, 2010.

Years Ending December 31:
2011	$6,391,887
2012	4,166,654
2013	4,890,557
2014	2,742,500
Total payments	18,191,598

Less: unamortized debt discount	(70,164)

Total notes payable	$18,121,434

10. INCOME TAXES

        The provision for income tax expense for the years ended December 31, 2008, 2009 and 2010 consists of the following components:

	2008	2009	2010
Current tax provision:
Federal	$—	$—	$34,000
State	(38,180)	73,893	70,000

Total current expense (benefit)	(38,180)	73,893	104,000

Deferred tax provision:
Federal	52,275	174,960	174,960
State	9,225	15,440	15,440

Total deferred expense	61,500	190,400	190,400

Total income tax provision (benefit)	$23,320	$264,293	$294,400

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

10. INCOME TAXES (Continued)

        A reconciliation of the Company's effective income tax rate on loss before taxes with the federal statutory rate is as follows:

	2008	2009	2010
Statutory rate	35.0%	35.0%	35.0%
Increase in fair value of warrants for redeemable convertible preferred stock	0.3%	2.8%	21.3%
Foreign operating losses	—	0.6%	9.7%
Other amounts not deductible for tax purposes	0.5%	2.3%	4.1%
Change in valuation allowance	(35.7)%	(40.7)%	(72.4)%
Taxable goodwill	(0.8)%	(7.6)%	(12.0)%
State income taxes	(0.7)%	(6.6)%	(7.6)%
State research and development tax credits	1.1%	2.7%	1.7%

Effective tax rate	(0.3)%	(11.5)%	(20.2)%

        The provision for income taxes differs from the expected tax provision computed by applying the U.S. Federal statutory rate to loss before income taxes primarily because the Company has historically maintained a full valuation allowance on its deferred tax assets, as described more fully below, and to a lesser extent because of the impact of state income taxes.

        As of December 31, 2009 and 2010, the Company's deferred tax assets (liabilities) were as follows:

	2009	2010
Deferred tax assets:
Net operating losses	$19,045,000	$18,167,000
Unused research and development credits	1,299,000	2,519,000
Stock-based compensation	580,000	1,307,000
Deferred rent	310,000	128,000
Allowance for doubtful accounts	172,000	90,000
Deferred revenue	—	95,000
Acquisition-related expenses	—	61,000
Alternative Minimum Tax credit available	—	34,000
Settlement liability	74,000	—
Accrued expenses	27,000	—
Other	9,000	18,000
Less: valuation allowance	(18,831,900)	(20,385,300)

	2,684,100	2,033,700
Deferred tax liabilities
Intangible assets	(2,777,000)	(2,322,000)
Fixed assets	(159,000)	(154,000)

Net deferred tax liability	$(251,900)	$(442,300)

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

10. INCOME TAXES (Continued)

        The Company recorded a deferred income tax provision of $61,500, $190,400 and $190,400 in the years ended December 31, 2008, 2009 and 2010, respectively, related to the different book and tax treatment for goodwill and other indefinite-lived assets. For tax purposes, goodwill and indefinite-lived assets are subject to annual amortization, while they are not amortized for book purposes. The deferred tax liability of approximately $251,900 and $442,300 at December 31, 2009 and 2010 is included in the Company's consolidated balance sheets within other long-term liabilities.

        The Company has provided a valuation allowance for the full amount of its deferred tax assets at December 31, 2009 and 2010, as it is not more likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would be realized. The increase in the valuation allowance of $1,022,000 for the year ended December 31, 2009 as compared to the year ended December 31, 2008 is primarily attributable to increases in net operating loss carryforwards and deferred tax assets associated with stock-based compensation expense. The increase in the valuation allowance of $1,554,000 for the year ended December 31, 2010 as compared to the year ended December 31, 2009 is primarily attributable to increases in deferred tax assets associated with unused research & development tax credits and stock-based compensation expense.

        As of December 31, 2010, the Company had federal net operating loss carryforwards of approximately $49,000,000, which if unused expire from 2020 to 2029. The Company also has federal research and development credit carryforwards of $2,519,000 at December 31, 2010, which are available to offset future federal tax liabilities. The State of Connecticut provides companies with the opportunity to exchange certain research and development credit carryforwards for a cash payment in exchange for foregoing the carryforward of the research and development credits. The Company recognized a state income tax benefit of $74,731, $0, and $97,803 related to research and development credits exchanged for cash in 2008, 2009 and 2010, respectively, which has been included in the income tax provision (benefit) in those years.

        Sections 382 and 383 of the Internal Revenue Code, and similar state regulations, contain provisions that may limit the net operating loss carryforwards available to be used to offset income in any given year upon the occurrence of certain events, including changes in the ownership interests of significant stockholders. In the event of a cumulative change in ownership in excess of 50% over a three-year period the amount of the net operating loss carryforwards that the Company may utilize in any one year may be limited. The Company has completed several financings since its inception, which when combined with the purchasing stockholders' subsequent disposition, have resulted in a change in control as defined by Section 382, or could result in a change in control in the future. As of December 31, 2010, approximately $19,500,000 of the Company's $49,000,000 net operating loss carryforward is subject to future limitations under Section 382 of the Code.

        On January 1, 2009, the Company adopted the provisions of ASC 740. The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions and various foreign jurisdictions. The Company's income tax returns are open to examination by federal, state and foreign tax authorities, generally for the years ended December 31, 2007 and later,

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

10. INCOME TAXES (Continued)

with certain state jurisdictions open for audit for earlier years. The Company has no amount recorded for any unrecognized tax benefits as of December 31, 2009 and 2010, nor did the Company record any amount for the implementation of ASC 740. The Company's policy is to record estimated interest and penalty related to the underpayment of income taxes or unrecognized tax benefits as a component of its income tax provision. During the years ended 2008, 2009 and 2010, the Company did not recognize any interest or penalties in its statements of operations and there are no accruals for interest or penalties at December 31, 2009 or 2010.

        Pursuant to ASC 740-30-25, provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries. The Company plans to utilize undistributed earnings to finance expansion and operating requirements of subsidiaries outside of the United States. Such earnings will be reinvested but could become subject to additional tax if they were remitted as dividends or were loaned to the Company or U.S. affiliates, or if the Company should sell its stock in the foreign subsidiaries. The Company currently has no material undistributed foreign earnings.

11. LOSS PER SHARE APPLICABLE TO COMMON STOCKHOLDERS

        The following table sets forth the computations of loss per share applicable to common stockholders for the years ended December 31, 2008, 2009 and 2010 and for the three months ended March 31, 2010 and 2011:

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
Net loss	$(6,959,037)	$(2,554,366)	$(1,751,791)	$(874,803)	$(613,082)
Less: Preferred stock dividends (Note 13)	(3,162,137)	(3,714,348)	(3,715,384)	(928,587)	(928,922)
Less: Deemed dividend for common stock	(1,525,863)	—	—	—	—
Less: Accretion of redeemable convertible preferred stock	(61,921)	(63,599)	(63,600)	(15,900)	(15,900)

Loss applicable to common stockholders, basic and diluted	$(11,708,958)	$(6,332,313)	$(5,530,775)	$(1,819,290)	$(1,557,904)

Basic and diluted loss per common share	$(2.89)	$(1.47)	$(1.26)	$(0.42)	$(0.33)

Weighted average common shares outstanding:
Basic and diluted shares	4,046,360	4,311,351	4,398,988	4,336,288	4,672,296

Potentially dilutive securities(1):
Outstanding stock options	3,404,235	4,661,829	5,679,802	4,630,260	7,161,263
Common stock warrants	477,728	1,376,671	1,358,919	1,358,919	1,532,116
Convertible preferred stock	19,937,872	19,937,872	19,937,872	19,937,872	20,115,328

(1)
The impact of potentially dilutive securities on earnings per share is anti-dilutive in a period of net loss.

        Upon the consummation of the Company's initial public offering, all of the outstanding shares of its convertible preferred stock will automatically convert into shares of common

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

11. LOSS PER SHARE APPLICABLE TO COMMON STOCKHOLDERS (Continued)

stock. The unaudited pro forma earnings per share for the year ended December 31, 2010 and for the three months ended March 31, 2011 was computed using the weighted average number of shares of common stock outstanding and have been prepared assuming the conversion of the convertible preferred stock outstanding into 19,022,145 shares of common stock and the issuance of 2,550,000 shares of common stock to be sold in this offering, the proceeds of which will be used to pay down in full the outstanding balances of the Company's senior secured term loan and revolving credit facilities as of January 1, 2010.

        The following table sets forth the computations of pro forma loss per share applicable to common stockholders for the year ended December 31, 2010 and for the three months ended March 31, 2011:

	Year Ended December 31, 2010	Three Months Ended March 31, 2011
Net loss	$(1,751,791)	$(613,082)
Add back: Increase in fair value of warrants for redeemable convertible preferred stock	883,525	540,694
Add back: Interest expense on senior secured term loan and line of credit	1,912,008	541,241

Pro forma income applicable to common stockholders, basic and diluted	$1,043,742	$468,853

Pro forma basic income per common share	$0.04	$0.02

Basic weighted-average common shares outstanding	4,398,988	4,672,296
Series A convertible preferred stock	547,552	547,552
Redeemable convertible preferred stock	18,474,593	18,474,593
Pro forma shares of common stock issued in offering	2,550,000	2,550,000

Pro forma basic weighted-average common shares outstanding	25,971,133	26,244,441

Pro forma fully diluted income per common share	$0.03	$0.01

Pro forma basic weighted-average common shares outstanding	25,971,133	26,244,441

Dilutive securities:
Outstanding stock options	4,518,212	4,713,247
Common stock warrants	840,308	880,404

Pro forma fully diluted weighted-average common shares outstanding	31,329,653	31,838,092

12. 401(k) SAVINGS PLANS

        Effective January 2004, the Company adopted a defined contribution 401(k) savings plan (the "Plan") for substantially all of its employees. The Company's contributions to the plan are

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

12. 401(k) SAVINGS PLANS (Continued)

discretionary. The Company matched a range of 5% to 10% of employees' contributions in 2009 and 2010. The cost of contributions made by the Company to the plan was $79,000 and $90,000 for the years ended December 31, 2009 and 2010, respectively. No discretionary contributions were made by the Company to the plan during 2008.

13. STOCKHOLDERS' DEFICIT

        Common Stock—As of December 31, 2009 and 2010 and March 31, 2011, the number of authorized shares of common stock, par value $0.0001 per share, was 116,500,000, 120,400,000 and 128,775,000, respectively, of which 4,321,144, 4,647,731 and 4,834,184 were issued and outstanding, respectively.

        In connection with the Series F preferred stock financing, as further described below, in 2008, the Company paid $4,604,797 to repurchase certain of its equity securities, which included 807,369 shares of common stock and 1,851,521 shares of Series A convertible preferred stock (equivalent to 525,694 shares of common stock on an post-split, as-converted basis) ("Series A"), including 694,748 shares of common stock repurchased from certain employees of the Company. For shares of Series A, the repurchase price (which approximated fair value of $1.06 (equivalent to $3.73 on a post-split as converted basis)) was charged to Series A preferred stock based on the per-share carrying value of the Series A shares, and the excess of purchase price over carrying value was charged to additional paid-in capital and considered to be a deemed dividend. For the shares of common stock, the Company determined that the amount paid for the repurchase of the common stock exceeded its fair value of $1.736 as of the date of the repurchase. Accordingly, for the shares of common stock repurchased from employees, the Company recorded compensation expense in the amount of $1,387,646 to reflect the excess of the amount paid to the employees compared to the fair value of the shares. For the shares of common stock repurchased from non-employees, the excess of the amount paid compared to the fair value totaled $224,942 and was charged to additional paid-in capital and considered to be a deemed dividend.

        Preferred Stock—As of December 31, 2009 and 2010 and March 31, 2011, the number of authorized shares of preferred stock, par value $0.0001 per share, was 70,221,184, 70,221,184 and 70,846,184, respectively, of which 3,780,000 were designated as Series A, 8,407,642 were designated as Series B redeemable convertible preferred stock ("Series B"), 4,114,539 were designated as Series C redeemable convertible preferred stock ("Series C"), 2,990,119 were designated as Series D redeemable convertible preferred stock ("Series D"), 4,235,759 were designated as Series D1 redeemable convertible preferred stock ("Series D1"), 10,979,729 were designated as Series E redeemable convertible preferred stock ("Series E"), 11,665,218 were designated as Series F, 21,863,424 were designated as Series 1 and 2,809,754 were designated as Series 2.

        On December 30, 2005, the Company issued 3,961,219 shares of Series D1 for $0.63743 per share for aggregate gross proceeds of $2,525,000. In January 2006, the Company issued an additional 274,540 shares of Series D1 for $0.63743 per share for aggregate gross proceeds of $175,000.

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

13. STOCKHOLDERS' DEFICIT (Continued)

        From August 2006 through October 2006, the Company issued 10,810,810 shares of Series E for $0.74 per share for aggregate gross proceeds of $7,999,999.

        In March 2007, the Company issued 21,850,897 shares of Series 1 and 2,505,354 shares of Series 2 in connection with the Traq Merger. This issuance included 2,185,079 shares of Series 1 and 250,532 shares of Series 2 that were initially issued to an escrow agent and then released to the former stockholders of Traq upon the expiration of the escrow period during the year ended December 31, 2008.

        In July 2008, the Company issued 10,190,218 shares of Series F for $1.1776 per share for aggregate gross proceeds of $12,000,001. In connection with this financing, the Company paid $4,604,797 to repurchase some of its outstanding shares of common stock and Series A, as described above.

        In connection with the issuances of the Series A, Series B, Series D, Series D1, Series E and Series F, the Company incurred issuance costs of $15,000 in 2001, $186,546 in 2002, $106,649 in 2005, $143,068 in 2006 and $137,233 in 2008, respectively, which have been netted against the carrying value of the Series A, Series B, Series D, Series E and Series F, respectively, in the accompanying consolidated balance sheets. As a result of the redemption rights of the Series B, Series D, Series D1, Series E and Series F (see below), the difference in the stated value and the carrying value of the Series B, Series D, Series D1, Series E and Series F resulting from the issuance costs is being accreted to the earliest redemption date through direct charges to the accumulated deficit. Accretion of Series B, Series D, Series D1, Series E and Series F issuance costs was $61,921, $63,599 and $63,600 for the years ended December 31, 2008, 2009 and 2010, respectively, and $15,900 for each of the three months ended March 31, 2010 and 2011. The Company did not incur any issuance costs related to the Series C. The Series A, Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 and Series 2 have the following rights, preferences and privileges:

        Voting Rights—The holders of the Series A, Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 and Series 2 are entitled to vote on all matters as to which the holders of common stock are entitled to vote and will be entitled to such number of votes equal to the number of shares of common stock into which each share of the Series A, Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 and Series 2 is then convertible.

        Redemption—The holders of the Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 and Series 2 may redeem their shares in three equal annual installments commencing 90 days after receipt of notice to redeem by at least a majority of the holders of each respective series any time on or after July 1, 2013. The redemption price is equal to $0.3365781 per share plus all declared or accrued but unpaid dividends thereon for the Series B; $0.3923 per share plus all declared or accrued but unpaid dividends thereon for the Series C; $0.6374 per share plus all declared or accrued but unpaid dividends thereon for the Series D; $0.6374 per share plus all declared or accrued but unpaid dividends thereon for the Series D1; $0.74 per share plus all declared or accrued but unpaid dividends thereon for the Series E; $1.1776 per share plus all declared or accrued but unpaid dividends thereon for the

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

13. STOCKHOLDERS' DEFICIT (Continued)

Series F; $0.7058 per share plus an amount equal to $0.056464 multiplied by the number of years elapsed (pro rated for partial years) from March 9, 2007 to the redemption date for the Series 1; and $0.7983 per share plus an amount equal to $0.063864 multiplied by the number of years elapsed (pro rated for partial years) from March 9, 2007 to the redemption date for the Series 2. If more than one of the Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 or Series 2 elect to be redeemed at the same time and the Company does not have sufficient funds legally available to redeem all of the applicable shares, then the Company will redeem a pro rata portion of each applicable holder's shares of preferred stock out of funds legally available and will redeem the remaining shares as soon as practicable after the Company has the remaining funds available. The Series A does not have any redemption rights.

        Liquidation Preference—Upon liquidation or dissolution of the Company, as defined, the Series A, Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 and Series 2 will be entitled to a liquidation preference equal to the greater of (i) $0.25, $0.3365781, $0.3923, $0.6374, $0.847742, $0.74, $1.1776, $0.7058 and $0.7983 per share, respectively (subject to adjustment), plus any dividends declared, or (ii) such amount per share as would have been payable had each share been converted to common stock immediately prior to the liquidation event.

        Conversion—Each share of Series A, Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 and Series 2 is convertible at any time, at the option of the holder, into shares of common stock at the rate of $0.881, $1.185, $1.382, $2.245, $2.245 $2.606, $4.148, $2.486 and $2.812 per share, respectively. The conversion price is adjustable for certain dilutive events. All shares of preferred stock will be automatically converted to common stock upon the earlier of (a) a firm commitment underwritten public offering of shares resulting in at least $40,000,000 of net proceeds to the Company and the pre-money equity valuation of the Company on a fully diluted basis is at least (i) $200,000,000 or (ii) between $175,000,000 and $200,000,000 so long as the public offering is designated a "Qualifying Public Offering" by action of all the directors of the board of directors with the exception of the director appointed by the Series F, or (b) a date agreed to in writing by the holders of (i) at least a majority of the Series F and (ii) at least sixty-seven percent of the then-outstanding Series A, Series B, Series C, Series D, Series D1, Series E, Series 1 and Series 2, voting together as a single class.

        Dividends—Dividends are cumulative and compounding and accrue on outstanding shares of Series B, Series C, Series D, Series D1, Series E and Series F at a rate of $0.02692, $0.03138, $0.05099, $0.05099, $0.0592 and $0.0942 per share per annum, respectively, payable only upon redemption of the Series B, Series C, Series D, Series D1, Series E and Series F. Dividends on the Series B, Series C, Series D, Series D1, Series E and Series F accrue regardless of whether they have been declared by the Company or whether there are any profits, surplus or other funds legally available for the payment of such dividends. The Series 1 and Series 2 shares do not accrue a dividend, but as noted above, the redemption value of the Series 1 and Series 2 are increased each year at a rate of $0.056464 per share for

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

13. STOCKHOLDERS' DEFICIT (Continued)

the Series 1 and $0.063864 per share for the Series 2. Accordingly, included in the Series B in the accompanying consolidated balance sheets are $1,665,527, $1,891,270 and $1,947,769 of accrued but undeclared and unpaid dividends as of December 31, 2009 and 2010 and March 31, 2011, respectively; included in the Series C are $758,815, $887,458 and $919,619 of accrued but undeclared and unpaid dividends as of December 31, 2009 and 2010 and March 31, 2011, respectively; included in the Series D are $719,151, $870,177 and $907,934 of accrued but undeclared and unpaid dividends as of December 31, 2009 and 2010 and March 31, 2011, respectively; included in the Series D1 are $864,540, $1,080,522 and $1,134,517 of accrued but undeclared and unpaid dividends as of December 31, 2009 and 2010 and March 31, 2011, respectively; included in the Series E are $2,102,573, $2,742,573 and $2,902,573 of accrued but undeclared and unpaid dividends as of December 31, 2009 and 2010 and March 31, 2011, respectively; included in the Series F are $1,367,626, $2,327,544 and $2,567,524 of accrued but undeclared and unpaid dividends as of December 31, 2009 and 2010 and March 31, 2011, respectively; included in the Series 1 are $3,467,285, $4,701,353 and $5,009,884 of accrued additional redemption value as of December 31, 2009 and 2010 and March 31, 2011, respectively; and included in the Series 2 are $449,649, $609,651 and $649,651 of accrued additional redemption value as of December 31, 2009 and 2010 and March 31, 2011, respectively.

        The following table reflects the number of shares authorized and issued as of December 31, 2009 and 2010 and March 31, 2011, the liquidation preference and the carrying

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

13. STOCKHOLDERS' DEFICIT (Continued)

value of each series of redeemable convertible preferred stock as of December 31, 2009 and 2010 and March 31, 2011:

	Carrying Values as of
	December 31,
			March 31, 2011
	2009	2010
SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—8,407,642 shares authorized; 8,357,642 issued and outstanding at December 31, 2009, 8,395,086 shares issued and outstanding at December 31, 2010 and March 31, 2011; liquidation preference of $2,812,999 at December 31, 2009, $2,825,602 at December 31, 2010 and March 31, 2011	$4,452,629	$4,735,948	$4,794,295
SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—4,114,539 shares authorized; 4,099,539 shares issued and outstanding at December 31, 2009 and 2010, 4,111,582 issued and outstanding as of March 31, 2011; liquidation preference of $1,608,249 at December 31, 2009 and 2010 and $1,612,974 at March 31, 2011	2,367,015	2,495,658	2,532,544
SERIES D REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—2,990,119 shares authorized; 2,961,881 shares issued and outstanding at December 31, 2009 and 2010 and March 31, 2011; liquidation preference of $1,887,903 at December 31, 2009 and 2010 and March 31, 2011	2,590,617	2,753,623	2,794,375
SERIES D-1 REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—4,235,759 shares authorized; 4,235,759 shares issued and outstanding at December 31, 2009 and 2010 and March 31, 2011; liquidation preference of $3,590,831 at December 31, 2009 and 2010 and March 31, 2011	3,539,146	3,755,127	3,809,122
SERIES E REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—10,979,729 shares authorized; 10,810,810 shares issued and outstanding at December 31, 2009 and 2010 and March 31, 2011; liquidation preference of $8,000,000 at December 31, 2009 and 2010 and March 31, 2011	10,043,864	10,700,638	10,864,831
SERIES F REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—11,040,218 shares authorized as of December 31, 2009 and 2010 and 11,665,218 authorized as of March 31, 2011; 10,190,218 shares issued and outstanding at December 31, 2009 and 2010 and March 31, 2011; liquidation preference of $12,000,000 at December 31, 2009 and 2010 and March 31, 2011	13,271,563	14,258,929	14,505,770
SERIES 1 REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—21,863,424 shares authorized; 21,850,897 issued and outstanding at December 31, 2009, 21,856,825 shares issued and outstanding at December 31, 2010 and March 31, 2011; liquidation preference of $15,422,363 at December 31, 2009, $15,426,547 at December 31, 2010 and March 31, 2011	18,889,649	20,131,659	20,440,191
SERIES 2 REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—2,809,754 shares authorized; 2,505,354 shares issued and outstanding at December 31, 2009 and 2010 and March 31, 2011; liquidation preference of $2,000,024 at December 31, 2009 and 2010 and March 31, 2011	2,449,673	2,609,675	2,649,676

	$57,604,156	$61,441,257	$62,390,804

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

13. STOCKHOLDERS' DEFICIT (Continued)

        Investor Rights Agreements—Upon the successful completion of the Company's planned initial public offering and the sale by the selling stockholders of the shares of common stock offered by them in the offering, holders of an aggregate of 20,505,923 shares of outstanding common stock and an aggregate of 1,012,196 shares of common stock issuable upon exercise of outstanding warrants, in each case based on holdings as of March 31, 2011, will have the right to require the Company to register these shares under the Securities Act of 1933, as amended, under specified circumstances pursuant to the Company's Eighth Amended and Restated Investor Rights Agreement, as amended.

        Preferred Stock and Common Stock Warrants—On March 22, 2011, the Company issued a warrant to purchase up to 1,282,789 shares of its common stock to Dell Products, L.P. ("Dell") in connection with the entry of the Company and Dell into a 49-month strategic relationship agreement. Under the terms of the warrant, the 1,282,789 shares of common stock may become exercisable upon the achievement of certain annual recurring revenue thresholds over the 49-month period. The warrant is exercisable at $5.987 per share. As of March 31, 2011, none of the shares exercisable under this warrant were probable of being earned and accordingly no value was ascribed to this warrant. On a quarterly basis the Company will review the actual annual recurring revenue related to the Dell strategic relationship agreement to determine if it is probable that Dell will reach any of the annual recurring revenue thresholds to earn vesting of warrant shares, and to the extent the Company deems it probable that any warrant shares will vest, the Company will record the fair value of those shares to intangible assets and non-current liabilities using a Black-Scholes valuation model and mark to market each period thereafter until such time as the warrant shares are actually earned and vest.

        On October 9, 2009, the Company issued a warrant to purchase up to 3,198,402 shares of its common stock to a strategic alliance partner in connection with the entry of the Company and the partner into a five-year strategic relationship agreement. Under the terms of the warrant, 890,277 shares of common stock were vested and exercisable immediately upon execution of the agreement. Up to an additional 2,308,125 shares of common stock may become exercisable upon the achievement of certain billing thresholds over a three-year period. The warrant is exercisable at $4.148 per share. (Certain terms of this warrant were amended on June 8, 2011, as described in the paragraph below). The Company valued the initial 890,277 shares of common stock exercisable under the warrant at $1.7 million using the Black-Scholes valuation model at the time of the signing of the agreement. The Black-Scholes valuation assumptions included an expected term of seven years, volatility of 67.77% and a risk free rate of 2.93%. The Company recorded the $1.7 million value of the initial 890,277 shares of common stock as an increase to warrants for common stock and an increase to other non-current assets on the Company's consolidated balance sheet. During the three months ended December 31, 2009, the Company determined that it was probable that the strategic alliance partner would reach certain of the billing thresholds to have an additional 947,103 shares of common stock become exercisable. The additional shares of common stock exercisable under the warrant were valued at $1.4 million using the Black-Scholes valuation model at the time the Company determined it was probable they would reach the billing

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

13. STOCKHOLDERS' DEFICIT (Continued)

thresholds. The Company recorded the value of the additional shares of common stock to intangible assets and non-current liabilities and will reclassify the liability to equity upon reaching the billing thresholds and the additional shares of common stock become exercisable. In December 2010, the Company reviewed the actual billings to date related to the strategic relationship agreement and determined it was probable its strategic alliance partner would reach the billing thresholds to earn 624,756 shares of the additional 947,103 shares of common stock accrued. The Company reversed $920,000 of market value related to the 322,347 shares of common stock no longer deemed probable of being earned. The Company began to amortize the asset in the first quarter of 2010, with the related charge recorded as contra-revenue. The related charge to revenue will be in proportion to expected revenue over approximately a ten-year period. For the three months ended March 31, 2010 and 2011, the Company recorded $7,493 and $18,647, respectively, of amortization as a contra-revenue charge related to the common stock warrants. The warrant value will be marked-to-market on a quarterly basis until the warrants are earned and vest. The Company recorded a mark-to-market valuation increase of $620,000 to intangible assets on its consolidated balance sheet as of March 31, 2011 as a result of the increased valuation of its common stock. The Company will continue to mark to market the warrant on a quarterly basis until the warrant shares are earned and vest.

        On June 8, 2011, certain terms of the common stock warrant described above were amended by the Company and the strategic alliance partner. Under the terms of the amended warrant agreement, an additional 624,755 shares of common stock were vested and exercisable immediately (in addition to the 890,277 shares previously vested and exercisable), the additional warrant shares that may be earned were reduced from 2,308,125 to 651,626 shares of common stock, and the methodology for earning the additional warrant shares was revised to be based on specified new contractual revenue commitments from the partner that occur between June 8, 2011 and June 30, 2012. Based on this amendment, the maximum number of warrant shares (issued and issuable) to the strategic partner was reduced from 3,198,402 to 2,166,658 shares of common stock. The fair value of the 624,755 warrant shares vested as a result of this amendment will be determined using the Black-Scholes valuation model. The Company will record these vested warrant shares as an increase to warrants for common stock, will reverse the non-current liability associated with the previous accrual for these warrant shares (approximately $2.9 million as of March 31, 2011), and the difference will be added to intangible assets and amortized in proportion to the expected revenue over the remainder of the original ten-year period noted above. On a quarterly basis the Company will also evaluate the probability of the partner vesting in any of the 651,626 additional warrant shares between June 8, 2011 and June 30, 2012, and to the extent the Company deems it probable that any portion of these additional warrant shares will be earned, the Company would record the fair value of the additional shares of common stock to intangible assets and non-current liabilities using a Black-Scholes valuation model, and mark to market each period thereafter until such time that the warrant shares are actually earned and vest.

        During the year ended December 31, 2010, warrants to purchase 50,000 shares of Series B and 12,526 shares of Series 1 were exercised pursuant to the cashless exercise features of

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

13. STOCKHOLDERS' DEFICIT (Continued)

those warrants. The number of shares issued upon exercise, based on the difference between the then-current fair value of the underlying shares and the exercise price of each warrant, was 37,444 shares of Series B and 5,928 of Series 1.

        On January 21, 2011, in connection with the New Term Loan, as further described in Note 9, the Company issued a warrant to purchase 625,000 shares of Series F to the bank at an exercise price of $1.1776 per share (the "Series F Warrant 1"). The Series F Warrant 1 is exercisable for a period of seven years from the date of issuance and was valued at its fair market value on the date of issuance, which was determined to be $735,628. The fair market value of the Series F Warrant 1 will be recorded as an increase to Warrants for Redeemable Convertible Preferred Stock and to debt discount and each reporting period the carrying value of the warrant will be adjusted to its then-current fair value, with any resulting gain or loss reflected in the statement of operations as a component of "(Increase) decrease in fair value of warrants for redeemable convertible preferred stock." During the three months ended March 31, 2011, $33,617 of interest expense was recorded related to the debt discount.

        In connection with the ISG Term Loan, as further described in Note 9, the Company issued a warrant to purchase 850,000 shares of Series F to the bank at an exercise price of $1.1776 per share (the "Series F Warrant 2"). The Series F Warrant 2 is exercisable for a period of seven years from the date of issuance and was valued at its fair market value on the date of issuance, which was determined to be $187,106. The fair market value of the Series F Warrant was recorded as Warrants for Redeemable Convertible Preferred Stock and as a debt discount in the accompanying consolidated balance sheets. The debt discount is being amortized to interest expense over the term of the note payable. During the years ended December 31, 2009 and 2010, $46,776, of interest expense was recorded related to the debt discount. As a result of the New Term Loan, the remaining balance on the ISG Term Loan was repaid and the Company amortized the remaining debt discount of $66,267 to interest expense. Because the Series F Warrant 1 and 2 are exercisable for shares of redeemable convertible preferred stock, in accordance with ASC 480, Distinguishing Liabilities from Equity, the Company classifies these warrants as a liability on the accompanying balance sheet, and each reporting period the carrying value of the warrant is adjusted to its then-current fair value, with any resulting gain or loss reflected in the statement of operations as a component of "(Increase) decrease in fair value of warrants for redeemable convertible preferred stock."

        During the year ended December 31, 2008, the Company issued a warrant to purchase 22,714 shares of common stock to a contractor at an exercise price of $1.233 per share (the "2008 Contractor Warrant"). The 2008 Contractor Warrant is exercisable for a period of five years from the date of issuance and is valued at the fair market value on the date of issuance, which was determined to be $14,881. The fair market value of the 2008 Contractor Warrant is recorded as common stock warrants in the accompanying consolidated balance sheets and was expensed as a component of "research and development expenses" in the accompanying statement of operations during the year ended December 31, 2008.

        In connection with the Traq Merger in 2007, the Company converted outstanding warrants to purchase Series 1 preferred stock and Series 2 preferred stock of Traq into a warrant to

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

13. STOCKHOLDERS' DEFICIT (Continued)

purchase 12,526 shares of Series 1 (the "Series 1 Warrant") and warrants to purchase 304,400 shares of Series 2 (the "Series 2 Warrants"), respectively. The exercise price for the Series 1 warrant is $0.71 per share, and the exercise price of the Series 2 warrants is $0.80 per share. The Series 2 warrants expire in 2013. The Series 1 Warrant and the Series 2 Warrants were valued at their fair value as of the date of the Traq Merger, which was determined to be $56,390. Because these warrants are exercisable for shares of redeemable convertible preferred stock, in accordance with ASC 480, the Company classifies the warrants as a liability on the accompanying balance sheet, and each reporting period the carrying value of the warrants are adjusted to their then-current fair value, with any resulting gain or loss reflected in the statement of operations as a component of "(Increase) decrease in fair value of warrants for redeemable convertible preferred stock."

        Also, in connection with the Traq Merger, during the year ended December 31, 2007, the Company refinanced a substantial portion of its debt and issued a warrant to purchase 168,919 shares of Series E to the new bank at an exercise price of $0.74 per share (the "Series E Warrant"). The Series E Warrant is exercisable for a period of seven years from the date of issuance and is valued at their fair market value on the date of issuance, which was determined to be $34,931. The fair market value of the Series E Warrant is recorded as preferred stock warrants and as a debt discount in the accompanying consolidated balance sheets. The debt discount is amortized to interest expense over the term of the note payable. As described in Note 9, the underlying note payable was paid off during the year ended December 31, 2008. During the year ended December 31, 2008, $25,472 of interest expense was recorded related to the debt discount. Because this warrant is exercisable for shares of redeemable convertible preferred stock, in accordance with ASC 480, the Company classifies the warrant as a liability on the accompanying balance sheet, and each reporting period the carrying value of the warrant is adjusted to its then-current fair value, with any resulting gain or loss reflected in the statement of operations as a component of "(Increase) decrease in fair value of warrants for redeemable convertible preferred stock."

        In connection with the May 23, 2006 round of subordinated debt financing, the Company issued warrants to purchase 18,741 shares of common stock to the investors at an exercise price of $2.245 per share (the "Sub-Debt Warrants"). The Sub-Debt Warrants are exercisable for a period of seven years from the date of issuance and were valued at their fair market value on the date of issuance, which was determined to be $11,960. During 2009, some of the noteholders were repaid. The remaining noteholders extended the maturity date of the notes to June 30, 2010. As a result of the agreement to extend the terms of the notes, the Company issued warrants to purchase an additional 5,111 shares of common stock to the remaining noteholders at an exercise price of $2.606 per share (the "Sub-Debt Extension Warrants"). The Sub-Debt Extension Warrants are exercisable for a period of five years from the date of issuance and were valued at their fair market value on the date of issuance, which was determined to be $7,800. The fair market value of the Sub-Debt Warrants and Sub-Debt Extension Warrants was recorded as common stock warrants and as a debt discount in the accompanying consolidated balance sheets. The debt discount is being amortized to interest expense over the term of the note payable. During the years ended December 31, 2008, 2009

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

13. STOCKHOLDERS' DEFICIT (Continued)

and 2010, $4,296, $7,800 and $0 of interest expense was recorded related to the debt discount, respectively.

        A summary of warrants issued and exercised to purchase common stock and redeemable convertible preferred stock during the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2011 is presented below:

	Redeemable Convertible Preferred Stock Warrants
	As issued	As-converted to common basis (1)	Common Stock Warrants	Total, as- converted to common basis (1)
Outstanding at January 1, 2008	579,083	164,419	52,813	217,232
Issued	850,000	241,340	22,714	264,054

Outstanding at December 31, 2008	1,429,083	405,759	75,527	481,286
Issued	—	—	895,388	895,388

Outstanding at December 31, 2009	1,429,083	405,759	970,915	1,376,674
Exercised	(62,526)	(17,753)	—	(17,753)

Outstanding at December 31, 2010	1,366,557	388,006	970,915	1,358,921
Exercised	(15,000)	(4,259)	—	(4,259)
Issued	625,000	177,456	—	177,456

Outstanding at March 31, 2011	1,976,557	561,203	970,915	1,532,118

Weighted average exercise price	$1.07	$3.78	$3.97	$3.90

(1)
Reflects the equivalent number of common shares and exercise price, as if such preferred warrants were converted into warrants for common shares

        The fair value of the warrants for redeemable convertible preferred stock was determined using the Black-Scholes valuation model with the following assumptions:

	As of December 31,
	2008	2009	2010	March 31, 2011
Expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	.37% to 1.71%	.06% to 2.89%	.12% to 1.80%	.30% to 2.84%
Expected term (in years)	1.2 – 6.6 years	0.2 – 5.7 years	0.2 – 4.6 years	1.0 – 6.6 years
Expected volatility	69.96%	65.98%	61.15%	60.07%

        Stock Options—On November 30, 2000, the Company adopted the Employee Stock Option/Stock Issuance Plan (the "Employee Plan") and the Executive Stock Option/Stock Issuance Plan (the "Executive Plan"), on April 15, 2005, the Company adopted the 2005 Stock Incentive Plan (the "2005 Plan"), and in connection with the Traq Merger on March 9, 2007, the Company assumed the Traq Amended and Restated 1999 Stock Plan (the "Traq Plan," and together with the Employee Plan, the Executive Plan and the 2005 Plan, the "Plans"). In

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

13. STOCKHOLDERS' DEFICIT (Continued)

connection with the Traq Merger, the Company amended the number of shares of common stock that may be granted under the Plans to a maximum of 267,966 shares allocated to the Employee Plan, a maximum of 1,249,768 shares allocated to the Executive Plan, a maximum of 1,698,415 shares allocated to the Traq Plan and a maximum of 1,708,388 shares allocated to the 2005 Plan, with the further stipulation that any options that are forfeited, cancelled or otherwise become unexercisable under the Employee Plan, the Executive Plan or the Traq Plan will be cancelled under those plans and be automatically added to the maximum number of shares that may be issued under the 2005 Plan. During the year ended December 31, 2009, the Company increased the maximum number of shares allocated to the 2005 Plan to 3,435,783, and accordingly the maximum number of shares allocated to all of the Plans was 6,651,931 as of December 31, 2009. During the year ended December 31, 2010, the Company increased the maximum number of shares allocated to the 2005 Plan to 4,543,606, and accordingly the maximum number of shares allocated to all of the Plans was 7,759,755 as of December 31, 2010. During the three months ended March 31, 2011, the Company increased the maximum number of shares allocated to the 2005 Plan to 6,531,113, and accordingly the maximum number of shares allocated to all Plans was 9,747,262 as of March 31, 2011.

        Under the provisions of the Plans, the exercise price of each option is determined by the Company's board of directors or by a committee appointed by the board of directors and may be any price unless an incentive stock option is being granted. The exercise price of an incentive stock option must not be less than the fair market value of a share of common stock on the date of grant. The period over which options vest and become exercisable, as well as the term of the options, is determined by the board of directors or the committee appointed by the board of directors. The options generally vest over 4 years and expire 10 years after the date of the grant. Under the provisions of the Plans, stock purchase rights may also be granted. As of March 31, 2011, nonqualified options to purchase an aggregate of 628,595 shares of common stock had been granted to non-employees under the Plans.

        From November 26, 2007 through January 10, 2008, the Company permitted option holders, who were current employees at the time with at least 14,196 vested options, to exercise vested stock options by paying the holders' exercise price with a recourse promissory note payable to the Company. During the years ended December 31, 2007 and 2008, 253,583 and 496,876 options, respectively, were exercised pursuant to such recourse promissory notes.

        During 2010, the Company's board of directors granted options to purchase an aggregate of 1,565,575 shares of common stock under the 2005 Plan to employees and non-employees, with each option having an exercise price of $4.72 per share.

        During the three months ended March 31, 2011, the Company's board of directors granted options to purchase an aggregate of 1,684,744 shares of common stock under the 2005 Plan to employees and non-employees, with each option having an exercise price of $5.99 per share.

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

13. STOCKHOLDERS' DEFICIT (Continued)

        A summary of the status of stock options issued pursuant to the Plans during the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2011 is presented below:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Contractual Life (years)
Outstanding at December 31, 2007	3,467,635	$0.81
Granted	892,428	$1.23
Forfeited	(204,999)	$1.06
Exercised	(751,014)	$0.79

Outstanding at December 31, 2008	3,404,050	$0.91
Granted	1,555,436	$1.88
Forfeited	(217,436)	$1.56
Exercised	(80,651)	$0.95

Outstanding at December 31, 2009	4,661,399	$1.20
Granted	1,565,575	$4.72
Forfeited	(221,384)	$2.56
Exercised	(326,587)	$0.92

Outstanding at December 31, 2010	5,679,003	$2.14
Granted	1,684,744	$5.99
Forfeited	(17,191)	$2.46
Exercised	(186,453)	$1.10

Outstanding at March 31, 2011	7,160,103	$3.07	7.7

Exercisable at March 31, 2011	3,250,311	$1.07	5.9

Available for future grants at March 31, 2011	402,411

        The intrinsic value of options outstanding, vested and exercised during the years ended December 31, 2008, 2009 and 2010 were as follows:

	2008		2009		2010
	Number of Options	Intrinsic Value	Number of Options	Intrinsic Value	Number of Options	Intrinsic Value
Outstanding	3,404,050	$2,520,008	4,661,399	$8,688,748	5,679,003	$20,279,034
Vested	1,983,029	$2,073,656	2,740,609	$5,982,066	3,234,659	$15,101,251
Exercised	751,014	$440,925	80,651	$99,324	326,587	$1,241,376

        During the three months ended March 31, 2011, employees of the Company exercised options to purchase a total of 186,453 shares of common stock at exercise prices ranging from $0.88 to $1.66 per share. Proceeds from the stock option exercises totaled $205,210.

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

13. STOCKHOLDERS' DEFICIT (Continued)

        During 2010, employees of the Company exercised options to purchase a total of 326,587 shares of common stock at exercise prices ranging from $0.88 to $9.83 per share. Proceeds from the stock option exercises totaled $300,050.

        During 2009, employees of the Company exercised options to purchase a total of 80,651 shares of common stock at exercise prices ranging from $0.25 to $1.66 per share. Proceeds from the stock option exercises totaled $76,538.

        During 2008, employees of the Company exercised options to purchase a total of 751,014 shares of common stock at exercise prices ranging from $0.25 to $1.23 per share. Proceeds from the stock option exercises totaled $591,261, of which $137,408 was paid in cash and $453,853 was paid to the Company in the form of recourse promissory notes. In accordance with ASC 718, total compensation expense for stock-based employee compensation awards was $539,948, $748,763 and $1,927,718 for the years ended December 31, 2008, 2009 and 2010, respectively, and $209,111 and $835,194 for the three months ended March 31, 2010 and 2011, respectively, which is included on the accompanying consolidated statements of operations as follows:

	Years Ended December 31,				Three Months Ended March 31,
	2008		2009	2010	2010	2011
Cost of goods sold	$50,939		$114,810	$322,549	$31,084	$149,062
Sales and marketing expenses	140,635		215,913	424,911	56,606	173,444
Research and development expenses	40,961		89,004	148,081	24,724	40,802
General and administrative expenses	1,695,059	(a)	329,036	1,032,177	96,697	471,886

Total stock-based employee compensation	$1,927,594		$748,763	$1,927,718	$209,111	$835,194

(a)
Includes $1,387,646 related to the repurchase of certain shares of common stock from several employees (see above).

        Stock-based compensation expense for stock options granted since January 1, 2006 will be recognized over the following periods as follows:

Years Ending December 31,
2011	$1,696,609
2012	1,334,677
2013	1,151,780
2014	311,725

$4,494,791

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

13. STOCKHOLDERS' DEFICIT (Continued)

        Stock-based compensation costs are generally based on the fair value calculated from the Black-Scholes valuation model on the date of grant for stock options. The Black-Scholes valuation model requires the Company to estimate key assumptions such as expected volatility, expected terms, risk-free interest rates and dividend yields. The Company determined the assumptions in the Black-Scholes valuation model as follows: expected volatility is a combination of the Company's competitors' historical volatility; expected term is calculated using the "simplified" method prescribed in Staff Accounting Bulletin No. 107, Share Based Payment; and the risk free rate is based on the U.S. Treasury yield on 5-year instruments in effect at the time of grant. A dividend yield is not used, as the Company has never paid cash dividends and does not currently intend to pay cash dividends. The Company periodically reviews the assumptions and modifies the assumptions accordingly.

        As part of the requirements of ASC 718, the Company is required to estimate potential forfeitures of stock grants and adjust compensation cost recorded accordingly. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock-based compensation expense to be recognized in future periods. The fair values of stock grants are amortized as compensation expense on a straight-line basis over the vesting period of the grants. Compensation expense recognized is shown in the operating activities section of the statement of cash flows.

        The fair value of the options granted during 2008, 2009, 2010 and 2011 was determined at the date of grant using the Black-Scholes valuation model with the following assumptions:

	2008	2009	2010	2011
Expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	2.93% – 3.73%	2.06% – 2.52%	1.80% – 2.87%	2.32% – 2.60%
Expected term (in years)	6.1 years	6.1 years	5.5 to 6.1 years	5.5 to 6.1 years
Expected volatility	60.4% – 61.05%	65.98% – 70.63%	62.51% – 64.67%	60.07% – 60.89%

        Based on the above assumptions, the weighted average fair value of stock options granted during the years ended December 31, 2008, 2009, 2010 and for the three months ended March 31, 2011 was approximately $0.70, $1.26, $2.87 and $3.45, respectively.

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

14. VALUATION AND QUALIFYING ACCOUNTS

(in thousands)	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions and Write-offs	Balance at End of Year
Allowance for doubtful accounts:
Year ended December 31, 2008	$319,000	$437,000	$300,000	$456,000

Year ended December 31, 2009	$456,000	$53,000	$44,000	$465,000

Year ended December 31, 2010	$465,000	$207,000	$427,000	$245,000

15. FAIR VALUE MEASUREMENT

        The Company records certain financial assets and liabilities at fair value on a recurring basis. The Company determines fair values based on that price it would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

        The prescribed fair value hierarchy and related valuation methodologies are as follows:

        Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

        Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, directly or indirectly, such as a quoted price for similar assets or liabilities in active markets.

        Level 3—Inputs are unobservable and are only used to measure fair value when observable inputs are not available. The inputs reflect the entity's own assumptions and are based on the best information available. This allows for the fair value of an asset or liability to be measured when no active market for that asset or liability exists.

        The following table discloses the assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and December 31, 2010 and the basis for that measurement:

	Fair Value Measurement at March 31, 2011
Description	Total	Level 1	Level 2	Level 3
Money market	$3,000,000	$3,000,000	$—	$—
Warrants for redeemable convertible preferred stock	2,597,627	—	2,597,627	—
Contingent HCL acquisition consideration	3,390,000	—	—	3,390,000

	$8,987,627	$3,000,000	$2,597,627	$3,390,000

TANGOE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2011 and for the three months ended
March 31, 2010 and 2011 is unaudited)

15. FAIR VALUE MEASUREMENT (Continued)

	Fair Value Measurement at December 31, 2010
Description	Total	Level 1	Level 2	Level 3
Money market	$3,000,000	$3,000,000	$—	$—
Warrants for redeemable convertible preferred stock	1,345,271	—	1,345,271	—

	$4,345,271	$3,000,000	$1,345,271	$—

        The Company's investment in overnight money market institutional funds, which amounted to $3,000,000 at December 31, 2010 and March 31, 2011 is included in cash and cash equivalents on the accompanying consolidated balance sheets and is classified as a Level 1 input.

        The Company's warrants for redeemable convertible preferred stock are classified as a liability on the accompanying consolidated balance sheet and each reporting period the carrying value of the warrants is adjusted to its then current fair value, with any resulting gain or loss reflected in the statement of operations. The fair value is determined by the Black-Scholes valuation model on the balance sheet date.

        The acquisition of HCL-EMS includes a contingent consideration agreement that requires additional consideration to be paid by the Company following each of the first and second anniversaries of the acquisition's closing date of January 25, 2011, pursuant to an earn-out formula ranging from 7.5% to 15% of specified revenues from specified customers acquired. The fair value of the contingent consideration recognized was $3.4 million which was estimated by applying the income approach. The key assumptions include (a) a discount rate of 10.5% and (b) probability adjusted levels of revenue between approximately $12.6 million and $13.9 million. As of March 31, 2011, there were no changes in the recognized amounts or potential outcome for the contingent consideration recognized as a result of the HCL-EMS acquisition.

        The carrying amounts of the Company's other non-cash financial instruments including accounts receivable and accounts payable approximate their fair values due to the relatively short-term nature of these instruments. The carrying amounts of the Company's line of credit, term loan, deferred Telwares purchase price and deferred Internoded purchase price approximate fair value as the effective interest rates approximates market rates.

HCL EXPENSE MANAGEMENT SERVICES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Tangoe, Inc.
Orange, Connecticut

        We have audited the accompanying balance sheets of HCL Expense Management Services, Inc. (the "Company") as of December 31, 2009 and 2010 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the HCL Expense Management Services, Inc. as of December 31, 2009 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP
New York, NY

April 29, 2011

HCL EXPENSE MANAGEMENT SERVICES, INC.

BALANCE SHEETS

	December 31,
	2009	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$328,841	$428,787
Accounts receivable, net	2,767,484	2,483,283
Other current assets	316,252	105,080

Total current assets	3,412,577	3,017,150
COMPUTER, FURNITURE AND EQUIPMENT—NET	931,139	478,440
OTHER ASSETS:
Intangible assets, net	1,866,766	989,422
Goodwill	16,470,861	4,975,922
Other non-current assets	175,751	175,751

TOTAL ASSETS	$22,857,094	$9,636,685

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
Accounts payable	$125,699	$253,275
Accrued expenses	1,497,185	1,104,058
Due to related parties, net	1,231,723	1,337,151
Deferred revenue	361,918	229,383
Other current liabilities	68,769	2,180,154

Total current liabilities	3,285,294	5,104,021

Other non-current liabilities	2,055,343	—

Total liabilities	5,340,637	5,104,021

COMMITMENTS AND CONTINGENCIES (Note 6)
STOCKHOLDER'S EQUITY:
Common stock, $0.01 par value—1,000 shares authorized: 1 share issued and outstanding	1	1
Additional paid-in capital	22,472,873	22,472,873
Accumulated deficit	(4,956,417)	(17,940,210)

Total stockholder's equity	17,516,457	4,532,664

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$22,857,094	$9,636,685

The accompanying notes are an integral part of these financial statements.

HCL EXPENSE MANAGEMENT SERVICES, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2009	2010
NET REVENUES	$21,181,626	$18,042,372
COSTS AND EXPENSES:
Cost of revenue	14,662,533	10,981,370
General and administrative	7,793,849	7,138,506
Depreciation and amortization	1,504,486	1,411,534
Impairment of goodwill	—	11,494,939

Total costs and expenses	23,960,868	31,026,349

Loss from operations	(2,779,242)	(12,983,977)
Other income (expense)
Other (expense) income	(4,390)	184

Loss before income taxes	(2,783,632)	(12,983,793)

Income tax provision	—	—
Net loss	$(2,783,632)	$(12,983,793)

The accompanying notes are an integral part of these financial statements.

HCL EXPENSE MANAGEMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock
	Number of Shares	Amount	Additional paid-in capital	Accumulated Deficit	Total Stockholder's Equity
Balance as of December 31, 2008	1	$1	$22,472,873	$(2,172,785)	$20,300,089
Net loss	—	—	—	(2,783,632)	(2,783,632)

Balance as of December 31, 2009	1	$1	$22,472,873	$(4,956,417)	$17,516,457
Net loss	—	—	—	(12,983,793)	(12,983,793)

Balance as of December 31, 2010	1	$1	$22,472,873	$(17,940,210)	$4,532,664

The accompanying notes are an integral part of these financial statements.

HCL EXPENSE MANAGEMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,783,632)	$(12,983,793)
Adjustments to reconcile net loss to net cash provided by in operating activities:
Depreciation and amortization	1,504,486	1,411,534
Impairment of goodwill	—	11,494,939
(Decrease) Increase in deferred rent liability	(22,362)	319,377
Bad debt expense	—	86,605
Changes in operating assets and liabilities:
Accounts receivable	1,198,028	197,596
Other current assets	(82,678)	211,171
Accounts payable	(779,647)	127,576
Accrued expenses and other current liabilities	290,983	(918,124)
Deferred revenue	(15,819)	129,128
Due to related parties, net	831,723	105,428

Net cash provided by operating activities	141,082	181,437

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of computers, furniture and equipment	(367,908)	(81,491)

Net cash used in investing activities	(367,908)	(81,491)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash used in financing activities	—	—

NET (DECREASE) INCREASE	(226,826)	99,946
CASH AND CASH EQUIVALENTS, BEGINNING	555,667	328,841

CASH AND CASH EQUIVALENTS, ENDING	$328,841	$428,787

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for state income tax payments	$—	$4,528

The accompanying notes are an integral part of these financial statements.

HCL EXPENSE MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION, DESCRIPTION OF BUSINESS

        HCL Expense Management Services, Inc. (the "Company"), formerly known as Control Point Solutions Inc., provides services related to telecommunications expense management outsourcing solutions and audit services. Effective September 15, 2008, the Company was acquired by HCL Bermuda Limited ("HCL Bermuda"), a Bermuda Corporation. HCL Bermuda is a wholly owned subsidiary of HCL Technologies Limited ("HCLT"), a Company registered in India. The Company applied push-down accounting upon acquisition. Under push-down accounting, the financial statements of a subsidiary are presented to reflect the costs incurred by the parent company in acquiring the subsidiary instead of the subsidiary's historical costs. Accordingly, the goodwill and the intangibles resulting from the acquisition based on purchase consideration and fair value of the net assets acquired have been reflected in the Company's financials.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company's financial statements reflect the application of certain accounting policies as described below and elsewhere in the notes to financial statements.

        A. Basis of Preparation:    The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP) to reflect the financial position and results of operations of the Company.

        B. Use of Estimates:    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses that are reported and disclosed in the financial statements and accompanying notes. These estimates are based on management's best knowledge of current events, historical experience, actions the Company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. Significant estimates and assumptions are used for, but are not limited to allowance for uncollectible accounts receivable, income taxes, the useful lives of property, equipment and intangible assets, impairment of goodwill, valuation allowance for deferred tax assets, and other contingencies and commitments. Changes in estimates are reflected in the financial statements in the period in which changes are made. Major assets and liabilities that are subject to estimates include allowance for doubtful accounts, certain accrued expenses and contingent liabilities.

        C. Cash and Cash Equivalents:    The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

        D. Revenue Recognition:    The Company has two primary sources of revenue: Outsourcing Solutions and Audit services. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable.

        The Company provides an integrated Telecom Expense Management (TEM) solution; managing the entire vendor invoice validation process including inventory accounting, change management and provisioning, bill audit and payment for wire line and wireless expense. Revenue from outsourcing services is recognized in the month the service is performed. The

HCL EXPENSE MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

fee is contractually determined and is usually a percentage of customer's telecom spend or a fixed monthly fee.

        Audit services involve a detailed scrutiny of customers' telecommunications invoices, filing of disputes on behalf of the customer with their telecom service provider's in case errors are found and obtaining refunds / credits for the disputes filed. Revenue is recognized when a telecom service provider credits a customer's invoice or cash refund is received by the customer for disputed charges. The customer is generally billed when a credit or refund is received from the telecom service provider. The fee is contractually determined and is usually a percentage of the credits, refunds or savings received by the customer.

        Revenue is recognized net of discounts and allowances, value-added and service taxes, and includes reimbursement of out-of-pocket expenses, with the corresponding out-of-pocket expenses included in cost of revenues.

        When the Company receives advance payment from customers for provision of services, such payments are reported as deferred revenue until all conditions for revenue recognition are met. Unbilled receivables represent revenue that has been earned in accordance with the revenue recognition policy but have not been billed. As of December 31, 2009 and 2010, accounts receivable included unbilled revenue of $865,169 and $588,683, respectively.

        E. Concentration of Credit Risk:    Financial instruments that potentially subject the company to concentration of credit risk consist of cash and accounts receivable.

        The company maintains cash balances in financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, such balances may exceed FDIC insurance limits. The Company has never experienced any losses related to these balances.

        Credit is extended based on an evaluation of a customer's financial condition and generally no collateral is required. Billed accounts receivable are stated at amounts due from customers net of an allowance for doubtful debts. Accounts receivable balances outstanding longer than the contractual payment terms are considered past due. The following table represents a summary of customer accounts receivable balances and customer revenues in excess of 10% as of and for the years ended December 31, 2009 and 2010:

	Accounts Receivable		Revenue
	As of December 31,		For the year ended December 31,
	2009	2010	2009	2010
Customer A	19.6%	18.5%	11.0%	15.5%
Customer B	19.3%	n/a	11.7%	13.2%
Customer C	13.7%	10.1%	n/a	n/a
Customer D	n/a	13.5%	23.4%	20.6%

        F. Accounts Receivable and Allowance for Doubtful Accounts:    Accounts receivable are reported on the balance sheet at their outstanding principal balance, net of an estimated allowance for possible losses. The allowance for possible losses is estimated based upon a review of outstanding receivables, historical collection information and existing economic

HCL EXPENSE MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

conditions. Accounts receivable are charged against the allowance (written-off) when substantially all collection efforts cease. Based on the information available, the Company's management believes that the allowance for doubtful accounts balances of $155,600 and $242,400 as of December 31, 2009 and 2010, respectively are adequate.

        G. Computer, Furniture and Equipment:    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation/amortization is provided using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives of assets are as follows:

Computer equipment	3 years
Purchased software	3 years
Office furniture and equipment	4 years
Leasehold improvements	Shorter of the useful life or the term of lease

        H. Capitalized and Purchased Software Development Costs:    The Company capitalizes software development costs for internal use in accordance with the ASC 350, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Capitalization of software development costs begins in the application development stage and ends when the asset is placed into service. Costs related to software development that has not reached application development and costs incurred in the post-implementation for training and maintenance are expensed as incurred. The Company also capitalizes software purchases that provide upgrades and enhancements that result in additional functionality to existing software. Capitalized software development costs are amortized on the straight-line method over the expected life of the product (generally 3 years). Capitalized software costs are included in Computer, Furniture and Equipment on the balance sheet.

        I. Long-Lived Assets:    In accordance with the requirements of ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, other than goodwill, are tested for impairment based on undiscounted cash flows. The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. The Company also evaluates the period of depreciation and amortization of long-lived assets to determine whether events or circumstances warrant revised estimates of useful lives. To determine the recoverability of its long-lived assets, the Company evaluates the carrying value of its long-lived assets in relation to future undiscounted net cash flows expected to result from the use of the asset and its eventual disposition when indication of impairment are present. If the estimated future undiscounted cash flows demonstrate that recoverability is not probable, an impairment loss would be calculated based on the excess of the carrying amount of the long-lived asset over its fair value.

        J. Business Combinations, Goodwill and Intangibles:    Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible assets acquired. Goodwill is not amortized but is reviewed for impairment annually or more frequently if indicators arise. In accordance with ASC 350, Goodwill and Other Intangible

HCL EXPENSE MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Assets, all assets and liabilities of the acquired business including goodwill are assigned to reporting units. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities for that reporting unit. The fair value used in this evaluation is estimated based upon discounted future cash flow projections and other methods for the reporting unit. These cash flow projections are based upon a number of estimates and assumptions.

        Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible assets. Intangible assets with definitive lives are amortized over the estimated useful lives and are reviewed for impairment, if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset.

        If estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible assets to its carrying value, with any shortfall from fair value recognized as an expense in the current period. The Company's definite lived intangible assets are amortized over the estimated life of the assets:

Customer relationships / Contracts	5.79 years
Internally developed technology	2.5 - 5 years

        K. Deferred Rent Expenses:    The Company has operating leases which contain pre-determined increases in the rentals payable during the term of such leases. For these leases, the aggregate rental expense over the lease term is recognized on a straight line basis over the lease term. The difference between the expense charged to operations in any year and the amount payable under the lease during the year is recorded as deferred rent expense on the Company's balance sheet, which will reverse over the lease term.

        L. Advertising and Marketing Costs:    The Company expenses advertising and marketing cost as incurred. Advertising and marketing expense for the Company during the years ended December 31, 2009 and 2010 was $138,638 and $61,905, respectively.

        M. Income Taxes:    Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax asset and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

        Valuation allowances are recognized to reduce the deferred tax assets to an amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income and the effect of temporary differences.

HCL EXPENSE MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        On January 1, 2009, the Company adopted ASC 740, Accounting for the Uncertainty in Income Taxes. ASC 740 clarified the accounting and reporting for uncertainties in income tax by presenting a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. The Company has no amount recorded for any unrecognized tax benefits as of December 31, 2010 nor did the Company record any amount for the implementation of ASC 740.Upon adoption of this guidance, the Company continued the policy to include interest and penalties as a component of its income tax provision.

        N. Fair Value of Financial Instruments:    At December 31, 2010, the Company had the following financial instruments: cash and cash equivalents, accounts receivable and accounts payable. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates their fair values based on the liquidity of the financial instruments.

3. RECENT ACCOUNTING PRONOUNCEMENTS

        In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, which amends ASC 605, Revenue Recognition, to require companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective beginning January 1, 2011. The Company is currently evaluating both the timing and the impact of the pending adoption of ASU 2009-13 on its financial statements. However it is not expected to materially affect the Company's financial statements.

        In October 2009, the FASB issued ASU 2009-14, which amends ASC 985-605, Software Revenue Recognition, to exclude from its requirements (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and early adoption will be permitted. The Company is currently evaluating both the timing and the impact of the pending adoption of ASU 2009-14 on its financial statements. However it is not expected to materially affect the Company's financial statements.

        In September 2006 and February 2009, the FASB issued guidelines under ASC 820, Fair Value Measurements, related to fair value measurements that define fair value, establish a framework in GAAP for measuring fair value and expand disclosures about fair value measurements. The guidelines do not increase the use of fair value measurement and only apply when other guidelines require or permit the fair value measurement of assets and liabilities. The implementation of the guidelines for financial assets and financial liabilities did not have a material impact on the Company's financial statements.

        ASC 820 also establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are inputs that are observable for an asset or liability, either

HCL EXPENSE MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

3. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

directly or indirectly, through corroboration with observable market data; and Level 3 inputs are unobservable inputs based on a reporting entity's own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

        In January 2010, the FASB issued updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than on a net basis). The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The updated guidance is effective for interim or annual financial reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

4. COMPUTERS, FURNITURE AND EQUIPMENT, NET

        Computers, furniture and equipment, net consist of:

	As of December 31,
	2009	2010
Furniture and fixtures	$1,086,116	$1,086,116
Computers and software	6,249,080	6,319,450
Leasehold improvements	528,449	539,570

	7,863,645	7,945,136
Less: accumulated depreciation and amortization	(6,932,506)	(7,466,696)

Computers, furniture and equipment—net	$931,139	$478,440

        Depreciation and amortization expense associated with computers, furniture and equipment was $627,142 and $534,190 for the years ended December 31, 2009 and 2010, respectively.

HCL EXPENSE MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

5. INTANGIBLE ASSETS, NET

        Intangible assets, net consist of the following:

	2009	2010	Weighted Average Useful Life (in years)
Customer contracts	$560,000	$560,000	5.8
Less: accumulated amortization	(124,892)	(221,583)
Customer contracts, net	435,108	338,417

Customer relationships	390,000	390,000	5.8
Less: accumulated amortization	(86,978)	(154,317)
Customer relationships, net	303,022	235,683

Technology	2,050,000	2,050,000	3.2
Less: accumulated amortization	(921,364)	(1,634,678)
Technology, net	1,128,636	415,322

	$1,866,766	$989,422

        The related amortization expense for 2009 and 2010 was $877,344. The Company's estimate of future amortization expense for intangible assets less goodwill that exists at December 31, 2010 is as follows:

2011	$397,264
2012	270,616
2014	239,528
2015	82,014

$989,422

6. GOODWILL

        Goodwill relates to the acquisition of the Company by HCLBermuda a wholly owned subsidiary of HCLT on September 15, 2008. The Company applied push down accounting when recording the acquisition. The book basis of goodwill at December 31, 2010 before goodwill impairment review was $16.8 million. In December 2010, the Company entered into an Asset Purchase Agreement ("APA") with Tangoe Inc. ("Tangoe"). Tangoe is to acquire substantially all of the assets and liabilities of the Company for cash consideration totaling approximately $6.4 million. The transaction closed on January 25, 2011. Based on the financial terms of this transaction, the Company determined that the goodwill had been impaired and recorded an impairment charge of approximately $11.5 million in 2010. The Company did the assessment of fair value as a Level 3 valuation, see Note 12.

HCL EXPENSE MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

7. ACCRUED EXPENSES

        Accrued expenses consist of the following:

	As of December 31,
	2009	2010
Accrued payroll costs	$969,210	$685,912
Accrued professional fees	242,845	113,489
Accrued consulting costs	140,796	79,036
Accrued telecommunications	73,427	71,128
Accrued maintenance costs	34,420	38,385
Acrrued insurance costs	14,985	78,000
Accrued other	21,502	38,108

Total	$1,497,185	$1,104,058

8. COMMITMENTS AND CONTINGENCIES

        The Company has entered into non-cancellable operating leases for the rental of office space in various locations that expire from 2011 to 2015. As of December 31, 2010, the Company's obligations for future minimum rental payments related to these leases are as follows:

Operating Leases
2011	$823,329
2012	846,907
2013	876,421
2014	906,098
2015	263,288

Total future minimum lease obligations	$3,716,043

        Rent expense, included in general and administrative expenses, was $1,101,071 and $1,077,685 for the years ended December 31, 2009 and 2010, respectively.

Others

        During the year ended December 31, 2010, the Company received a formal claim filed before a New Jersey Court by former Teldata stock appreciation rights holders and other designated persons ("SARS Holders") wherein they have alleged that the Company had not paid the the merger bonus which was payable to them as per the merger agreement. SARS Holders have claimed compensatory damages together with interest, punitive damages attorney fees and cost of suit.

        The Company assumed this liability on the date of acquisition in 2008. It was estimated and recorded as a liability on September 15, 2008 for a value of $2,055,343. In 2011, the Company and the SARS Holders settled the claim for $1,779,138. The difference of the Company's original recorded liability of $2,055,343 and the actual settlement of $1,779,138 was considered a change in estimate and recorded in the statement of operations as a credit

HCL EXPENSE MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. COMMITMENTS AND CONTINGENCIES (Continued)

to selling, general and administrative expenses. The liability accrued is included in other current liabilities at December 31, 2010 and other non-current liabilities at December 31, 2009 in the accompanying balance sheet.

9. RELATED PARTIES

        The Company has entered into transactions with the following related parties:

    a.
    Companies in which HCLT, has controlling interest or over which it exercises significant influence (group companies);

    b.
    Affiliate of the Company, and their subsidiaries (affiliates); and

    c.
    Employees of the Company

        The related party transactions are categorized as follows:

Cost of revenues and general and administrative expense

        The Company procures personnel from related parties for software development. These costs are recorded as consulting charges and included as part of cost of revenues. The Company also procures other services from related parties. These costs are recorded as direct costs and included as part of cost of revenues.

        The Company procures personnel from related parties for software development. These costs are recorded as consulting charges and included as part of costs of revenue. The Company also procures other services from related parties. These costs are recorded as direct costs and included as part of costs of revenue. Medical benefits related to the Company are paid by group companies and these costs are included in general and administrative expense. Included in costs of revenue and general and administrative expense for the years ended December 31, 2009 and 2010 were $3,558,626 and $3,242,970 of these expenses noted above.

        Due to related parties, net—Current liabilities on the balance sheets include a net balance due to related parties of $1,231,723 and $1,337,151 as of December 31, 2009 and 2010, respectively. This balance is net of due from related parties which represents short term advances from group companies as of December 31, 2009 and 2010 amounting to $2,833,217 and $2,943,259, respectively. This balance also includes due to related parties which represents short term payables to group companies as at December 31, 2009 and 2010 amounting to $4,064,940 and $4,280,410, respectively.

10. INCOME TAXES

        Due to the Company's losses incurred, there are no income tax provisions for the years ended December 31, 2009 and 2010.

HCL EXPENSE MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

10. INCOME TAXES (Continued)

        The components of the deferred tax assets and liabilities as at December 31, 2009 and 2010 are as follows:

	2009	2010
Deferred tax assets:
Business losses	$3,926,929	$3,895,080
Allowance for accounts receivable	59,070	91,945
Accrued employee costs	259,585	60,520
property and equipment	71,339	115,576
Accruals and provisions	21,847	—
Deferred rent	24,889	146,125
Other temporary differences	204,412	204,242

	4,568,071	4,513,488
Less: valuation allowance	3,859,447	4,137,903

Total deferred tax assets	708,624	375,585
Deferred tax liabilities:
Intangibles	708,624	375,585

Total deferred tax liabilities	708,624	375,585

Net deferred tax assets	—	—

        The Company has provided a valuation allowance for the full amount of its deferred tax assets at December 31, 2009 and 2010, as it is not more likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would be realized.

        As of December 31, 2010, the Company had federal net operating loss carryforwards of approximately $11.6 million and state net operating loss carryforwards of approximately $10.9 million. The federal net operating loss carryforwards will expire at various dates beginning in 2025 if not utilized. The state net operating loss carryforwards will expire at various dates beginning in 2012 if not utilized.

        Utilization of the net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of the net operating losses before utilization.

        The Company has evaluated the provisions of ASC 740, which requires that the Company recognize the financial statement effects of a tax position when it becomes more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's income tax returns are open to examination by federal and state tax authorities, generally for the years ended December 31, 2008 and later. The adoption of this guidance did not have a material impact on the Company's financial statements. The Company uses a ASC 450, Loss Contingencies, approach for evaluating uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

11. 401(k) SAVINGS PLAN

        The Company has established a 401(k) profit sharing plan covering employees that meet certain eligibility requirements. The Company matches a discretionary percentage of the first

HCL EXPENSE MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

11. 401(k) SAVINGS PLAN (Continued)

6% of total compensation or employees contribution whichever is lower. Discretionary contributions of $54,772 and $42,714 were made by the Company during the years ended December 31, 2009 and 2010, respectively.

12. FAIR VALUE MEASUREMENT

        The Company records certain financial assets and liabilities at fair value on a recurring basis. The Company determines fair values based on that price it would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

        The prescribed fair value hierarchy and related valuation methodologies are as follows:

        Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

        Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, directly or indirectly, such as a quoted price for similar assets or liabilities in active markets.

        Level 3—Inputs are unobservable and are only used to measure fair value when observable inputs are not available. The inputs reflect the entity's own assumptions and are based on the best information available. This allows for the fair value of an asset or liability to be measured when no active market for that asset or liability exists.

        The following table discloses the assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2010 and the basis for that measurement:

	Fair value	Level 1 inputs	Level 2 inputs	Level 3 inputs
Cash and cash equivalents
Year ended December 31, 2009	$328,841	328,841	—	—

Year ended December 31, 2010	$428,787	428,787

        Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis—certain assets are measured at fair value on a nonrecurring basis and therefore are not included in the recurring fair value table above. The assets consist of primarily of other nonfinancial assets such as goodwill and intangible assets. Goodwill and intangible assets are measured at fair value initially and subsequently when there is an indicator of impairment and the impairment is recognized. Impairment charges of goodwill of $11.5 million were recorded for the year ended December 31, 2010 (Note 6).

13. SUBSEQUENT EVENTS

        On January 25, 2011, substantially all of the assets and certain liabilities of the Company were acquired by Tangoe, Inc., a Connecticut-based provider of communications lifecycle management solutions.

        The Company has evaluated all subsequent events through April 29, 2011 which is the date on which these financial statements were available to be issued.

******

ACQUIRED OPERATIONS OF
TELWARES, INC. AND SUBSIDIARY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Tangoe, Inc.
Orange, Connecticut

        We have audited the accompanying consolidated statements of net assets acquired as of December 31, 2009 and 2010 of Telwares, Inc. and Subsidiary (the Company) as defined in Note 1, acquired on March 16, 2011 by Tangoe, Inc. and the consolidated statements of net revenues and direct expenses for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and are not intended to be a complete presentation of the results of operations of the net acquired assets. In our opinion, the consolidated statements of net assets acquired and the net revenues and direct expenses referred to above present fairly, in all material respects, the net assets acquired of the Company as of December 31, 2009 and 2010 and the net revenues and direct expenses of the acquired Company for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America. As discussed in Note 2, the financial statements referred to above reflect an allocation of the seller's general and administrative expenses.

BDO USA, LLP
New York, NY

April 29, 2011

ACQUIRED OPERATIONS OF
TELWARES, INC. AND SUBSIDIARY

STATEMENTS OF NET ASSETS ACQUIRED

AS OF DECEMBER 31, 2009 AND 2010

	2009	2010
ASSETS ACQUIRED
CURRENT ASSETS:
Accounts receivable, net	$1,780,294	$1,686,789
Unbilled revenue	139,000	94,000
Prepaid expenses and other current assets	97,000	71,915

Total current assets	2,016,294	1,852,704
Property and equipment, net	321,523	182,335
OTHER ASSETS:
Software development costs, net	9,378	—
Intangible assets, net	282,857	226,285
Other assets	63,000	105,085

Total assets acquired	2,693,052	2,366,409

LIABILITIES ASSUMED
CURRENT LIABILITES:
Accounts payable	623,324	319,941
Accrued expenses	1,014,743	916,100
Deferred revenue	102,432	75,364

Total liabilities assumed	1,740,499	1,311,405

COMMITMENTS AND CONTINGENCIES (Note 7)
Net Assets Acquired	$952,553	$1,055,004

See notes to consolidated financial statements

ACQUIRED OPERATIONS OF
TELWARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF NET REVENUES AND DIRECT EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

	2009	2010
NET REVENUES	$11,676,849	$10,605,856
DIRECT EXPENSES:
Cost of revenues	11,872,666	9,363,652
Selling, general, and administrative expense	4,778,512	3,086,999
Depreciation expense	482,647	158,635
Amortization expense	164,571	56,572

Total direct expenses	17,298,396	12,665,858

Excess of direct expenses over revenue	$(5,621,547)	$(2,060,002)

See notes to consolidated financial statements

ACQUIRED OPERATIONS OF
TELWARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION

        Telwares, Inc. and its wholly owned subsidiary Vercuity Solutions, Inc. (collectively, the "Company") is a Delaware corporation, which was initially established in January 2004. The Company provides historical telecom audit, wireless management, invoice processing technology, call accounting and cost allocation, and contract procurement and negotiation. This allows the Company to provide its clients with an integrated telecom expense management solution. The Company uses a combination of people, process, and proprietary technology that works in tandem to analyze and manage the telecommunications expenses of its customers, providing detailed management reports that facilitate telecommunications planning, decision making, and control.

        Focused on the telecom management marketplace, the Company was formed through the purchases of five companies: TSL, Digital Reliance, MSS Group, Quantum Shift, and Telwares. All of the companies were combined and all activity is reflected in the Company's consolidated financial statements since their respective dates of acquisition.

        The Company is headquartered in Greenwood Village, Colorado, with additional offices in Pueblo, Colorado and Parsippany, New Jersey.

        On March 16, 2011, Tangoe, Inc., a Delaware corporation, entered into an asset purchase agreement ("APA") with the Company to purchase certain assets and assume certain liabilities (the "Acquired Operations") representing the telecom expense management managed services/outsourced business of the Company for $7.0 million in cash subject to the adjustments set forth in the APA. The Acquired Operations are a component of the Company's historical business operations and the Company continues to operate the portion of its business not acquired by Tangoe, Inc. The assets acquired consist of accounts receivable, unbilled revenue, prepaid expenses, property and equipment, intangible assets and other non-current assets. The liabilities assumed consist of accounts payable, accrued expenses and deferred revenue. The statements of net revenues and direct expenses contain direct revenue and expenses of the acquired telecom expense management/outsourced business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Preparation:    The accompanying consolidated statements of net assets acquired and net revenues and direct expenses are presented in accordance with the APA. The financial statements are not intended to be a complete presentation of the financial position or results of operations of the acquired operations on a stand-alone basis. The statements of cash flow have not been prepared since it is not practical to present cash flow information relating to operating, investing and financing activities related to the Acquired Operations since they were not operated as a separate entity and information required to present the statement of cash flow is not determinable.

        The accompanying financial statements have been prepared from the books and records maintained by the Company in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The statements of net revenues and direct expenses include allocations of corporate overhead costs such as legal, rent and other administrative costs. These corporate overhead expenses were allocated to each business based on payroll and revenues allocations and other estimated allocable measures. The

ACQUIRED OPERATIONS OF
TELWARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

statements of net revenues and direct expenses do not include a provision for income taxes as any tax liability and related assets were excluded from the APA. The statements of net assets acquired includes only the specific assets and liabilities related to the Acquired Operations that were identified in the APA. The financial statements are not intended to be indicative of the financial position or results of operations had the acquired operations been operated as an autonomous company or the way they will perform under Tangoe, Inc's ownership and management.

        Use of Estimates—The preparation of these financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses that are reported and disclosed in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events, historical experience, actions the Company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. Significant estimates and assumptions are used for, but are not limited to accounting for costs expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, the useful lives of property, equipment and intangible assets and other contingencies and commitments. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made. Major assets and liabilities that are subject to estimates include allowance for doubtful accounts, certain accrued expenses and contingent liabilities.

        Concentration of Credit Risk:    Financial instruments that potentially subject the Company to concentration of credit risk consist of accounts receivable.

        Credit is extended to customers based on an evaluation of a customer's financial condition and generally no collateral is required. Billed accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts receivable balances outstanding longer than the contractual payment terms are considered past due. The Company determines its allowances by considering a number of factors, including the length of the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable to the allowance for doubtful accounts when they become uncollectible, and payments subsequently received on such receivables are credited to revenue. For the years ended December 31, 2009 and 2010, one customer's revenues represented 9.4% and 10.7%, respectively of total net revenues. As of December 31, 2009 and 2010, one customer's accounts receivable balance represented 15.5% and 13.5% of total accounts receivable, respectively. Management believes the credit risk associated with such instruments is minimal.

        Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are reported on the statement of net assets acquired at their outstanding principal balance, net of an estimated allowance for possible losses. Based on the information available, the Company's management believes that the allowance for doubtful accounts balances of $224,000 and $146,000 as of December 31, 2009 and 2010, respectively, are adequate.

ACQUIRED OPERATIONS OF
TELWARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Property and Equipment—All property and equipment are recorded at cost and are depreciated using the straight-line method over the following estimated useful lives:

Office equipment	3 years
Computer equipment	2-3 years
Furniture and fixtures	5 years
Software	3 years
Leasehold improvements	Shorter of the useful life or the term of lease

        Intangible Assets—Costs of customer relationships from prior acquisitions are capitalized and amortized over one to ten years using a straight-line method based on expected future revenue. Trademarks are amortized using the straight-line method over five years.

        Long-Lived Assets—In accordance with the requirements of ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, other than goodwill, are tested for impairment based on undiscounted cash flows. The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. The Company also evaluates the period of depreciation and amortization of long-lived assets to determine whether events or circumstances warrant revised estimates of useful lives. To determine the recoverability of its long-lived assets, the Company evaluates the carrying value of its long-lived assets in relation to future undiscounted net cash flows expected to result from the use of the asset and its eventual disposition when indication of impairment are present. If the estimated future undiscounted cash flows demonstrate that recoverability is not probable, an impairment loss would be calculated based on the excess of the carrying amount of the long-lived asset over its fair value.

        Software Development Costs—Software development costs consist of costs related to software development for internal use to upgrade and enhancement of computer software used internally by the Company. Under ASC 350, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes internal and third party external costs incurred during the application development stage and for upgrades and enhancements that result in additional functionality of its internal use software. Capitalized software development costs are amortized on a straight-line basis over three years when it is ready for its intended use.

        Revenue Recognition—The Company employs several different methods of revenue recognition across its various product lines. For invoice processing services, call accounting and cost allocation, and wireless management, revenues are recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, the service has been rendered to the customer, and when there is a reasonable assurance of collection of the sales proceeds. Revenue is recognized net of discounts and allowances, value-added and service taxes, and includes reimbursement of out-of-pocket expenses, with the corresponding out-of-pocket expenses included in cost of revenues. When the Company receives advance

ACQUIRED OPERATIONS OF
TELWARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

payment from customers for provision of services, such payments are reported as deferred revenue until all conditions for revenue recognition are met. Unbilled receivables represent revenue that has been earned in accordance with the revenue recognition policy but have not been billed. Implementation and upfront revenues are recognized over the expected term of the customer contract estimated to be two years and are immaterial to total revenue.

        Fair Value of Financial Instruments:    At December 31, 2010, the Company had the following financial instruments: accounts receivable and accounts payable. The carrying value of accounts receivable and accounts payable approximates their fair values based on the liquidity of the financial instruments or based on their short-term nature.

        Deferred Rent Expenses:    The Company has operating leases which contain pre-determined increases in the rentals payable during the term of such leases. For these leases, the aggregate rental expense over the lease term is recognized on a straight line basis over the lease term. The difference between the expense charged to operations in any year and the amount payable under the lease during the year is recorded as deferred rent expense on the Company's consolidated statement of net assets acquired in accrued expenses, will reverse over the lease term.

        Advertising and Marketing Costs:    The Company expenses advertising and marketing cost as incurred. Advertising and marketing expense for the Company during the years ended December 31, 2009 and 2010 was $78,504 and $66,504, respectively.

3. RECENT ACCOUNTING PRONOUNCEMENTS

        In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, which amends ASC 605, Revenue Recognition, to require companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective beginning January 1, 2011. The Company is currently evaluating both the timing and the impact of the pending adoption of ASU 2009-13 on its financial statements. However, it is not expected to materially affect the Company's financial statements.

        In October 2009, the FASB issued ASU 2009-14, which amends ASC 985-605, Software Revenue Recognition, to exclude from its requirements (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. However, it is not expected to materially affect the Company's financial statements.

        In September 2006 and February 2009, the FASB issued guidelines under ASC 820, Fair Value Measurements, related to fair value measurements that define fair value, establish a framework in GAAP for measuring fair value and expand disclosures about fair value measurements. The guidelines do not increase the use of fair value measurement and only apply when other guidelines require or permit the fair value measurement of assets and

ACQUIRED OPERATIONS OF
TELWARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

liabilities. The implementation of the guidelines for financial assets and financial liabilities did not have a material impact on the Company's consolidated financial statements.

        ASC 820 also establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are inputs that are observable for an asset or liability, either directly or indirectly, through corroboration with observable market data; and Level 3 inputs are unobservable inputs based on a reporting entity's own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

        In January 2010, the FASB issued updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than on a net basis). The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The updated guidance is effective for interim or annual financial reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

4. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net as of December 31, 2009 and 2010, were as follows:

	2009	2010
Office equipment	$54,133	$54,133
Computer equipment	2,390,137	2,408,363
Furniture and fixtures	971,798	971,798
Leasehold improvements	219,377	219,377
Software purchased	2,209,566	2,209,566

	5,845,011	5,863,237
Less accumulated depreciation	(5,523,488)	(5,680,902)

Property and equipment, net	$321,523	$182,335

        Depreciation expense for the years ended December 31, 2009 and 2010, was $482,647 and $158,635, respectively.

ACQUIRED OPERATIONS OF
TELWARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. SOFTWARE DEVELOPMENT COSTS, NET

        Capitalized software development costs, net as of December 31, 2009 and 2010, were as follows:

	2009	2010
Software development costs	$7,974,932	$7,974,932
Less accumulated amortization	(7,965,554)	(7,974,932)

Software development costs, net	$9,378	$—

        Amortization expense related to software development for the years ended December 31, 2009 and 2010, was $1,307,995 and $9,378, respectively. Amortization expense for software development costs is included in cost of revenue in the accompanying consolidated statement of net revenues and direct expenses.

6. INTANGIBLES ASSETS, NET

        Intangible assets, net as of December 31, 2009 and 2010, were as follows:

	2009	2010	Weighted Average Useful Life (in years)
Trademarks	$540,000	$540,000	5.0
Less: accumulated amortization	(540,000)	(540,000)

Trademarks, net	—	—
Customer relationships	2,570,400	2,570,400	10.0
Less accumulated amortization	(2,287,543)	(2,344,115)

Customer relationships, net	282,857	226,285

Intangible assets, net	$282,857	$226,285

        Amortization expense for each of the years ended December 31, 2009 and 2010, was $164,571 and $56,572, respectively. The Company's estimate of future amortization expense for intangible assets that exists at December 31, 2010 is as follows:

2011	$56,571
2012	56,571
2013	56,571
2014	56,572

Total	$226,285

7. COMMITMENTS AND CONTINGENCIES

        Operating Leases—The Company leases office equipment, computer equipment, and office space under noncancelable lease agreements. Total rent expense on operating leases for the years ended December 31, 2009 and 2010, was $847,837 and $604,039, respectively.

ACQUIRED OPERATIONS OF
TELWARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. COMMITMENTS AND CONTINGENCIES (Continued)

        As of December 31, 2010, the Company's obligations for future minimum lease payments related to these leases are as follows:

2011	$439,567
2012	134,750

Total future minimum lease obligations	$574,317

        Litigation—The Company is subject to litigation relating to matters that are in the ordinary course of its business. It believes the results of such litigation will not have a material adverse effect on its consolidated financial statements.

8. EMPLOYEE 401(k) PLAN

        The Company sponsors a defined contribution 401(k) plan in which all of the Company's employees are eligible to participate once eligibility requirements are met. Contributions to the plan may be provided by the participating employees. The Company may, if approved by management, make matching or discretionary contributions to the Plan, but currently has not made any contributions.

9. SUBSEQUENT EVENTS

        On March 16, 2011, certain assets and liabilities of the Company were acquired by Tangoe, Inc., a Connecticut-based provider of communications lifecycle management solutions

        The Company has evaluated all subsequent events through April 29, 2010, which is the date these financial statements were available to be issued.

******

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        In December 2010, Tangoe, Inc. ("the Company") entered into an Asset Purchase Agreement ("APA") to acquire substantially all of the assets and certain liabilities of HCL Expense Management Services, Inc. ("HCL-EMS"). Pursuant to the terms of the APA, the Company paid $3.0 million in cash at closing, which took place on January 25, 2011 ("HCL-EMS Closing Date"). In addition, the Company is obligated to pay deferred cash consideration following each of the first and second anniversaries of the HCL-EMS Closing Date, pursuant to an earn-out formula based upon specified revenues from specified customers acquired from HCL-EMS. The total value of this deferred cash consideration may aggregate up to $3.4 million.

        On March 16, 2011, the Company entered into an APA with Telwares, Inc. to purchase certain assets and certain liabilities of Telwares, Inc. and its subsidiary Vercuity, Inc (collectively, "Telwares") as defined in the APA. Pursuant to the terms of the APA, the Company will pay $7.7 million in cash as follows: $5.2 million at closing, which includes a working capital adjustment of $666,000, which took place on March 16, 2011, $1,250,000 on March 16, 2012, and $1,250,000 on March 16, 2013 subject to certain revenue performance criteria.

        In the first quarter of 2011, the Company borrowed $20,000,000 pursuant to a new term loan with its existing bank in connection with the acquisitions of HCL and Telwares. A previous term loan with the same bank with an outstanding principal balance of $11,002,000 was repaid from the proceeds of the New Term Loan. The interest rate on the New Term Loan is base rate plus 6.25% payable monthly with an interest rate floor of 9.75%. The Company also issued a warrant to purchase 625,000 shares of Series F to the bank at an exercise price of $1.1776 per share.

        The unaudited pro forma statement of operations for the fiscal year ended December 31, 2010 and for the three months ended March 31, 2011 is presented as if the acquisitions and term loan borrowing were completed as of January 1, 2010.

        The unaudited pro forma balance sheet at March 31, 2011 was excluded because it is reflected in the Company's consolidated balance sheet as of March 31, 2011, which is included in this prospectus.

        The unaudited pro forma combined financial information for the Company, HCL-EMS, Telwares is based on estimates and assumptions which have been made solely for purposes of developing such pro forma information. The estimated pro forma adjustments arising from these recently completed acquisitions are derived from the purchase consideration and preliminary purchase price allocations. The Company has not included any pro forma adjustments for cost savings expected.

        The historical financial information of HCL-EMS and Telwares for the twelve months ended December 31, 2010 has been derived from the audited financial information for the respective period.

        The pro forma data are presented for illustrative purposes only and are not necessarily indicative of the operating results that would have occurred if these transactions had been consummated as of January 1, 2010, nor are the data necessarily indicative of future operating results or financial position.

TANGOE, INC.
Combined Statement of Operations
(in $000's)

	Historical Tangoe, Inc. Twelve Months Ended December 31, 2010 (A)	Historical HCL-EMS Twelve Months Ended December 31, 2010 (B)	Pro Forma Adjustments		Historical Telwares, Inc. Twelve Months Ended December 31, 2010 (C)	Pro Forma Adjustments		Debt Refinancing		Pro Forma Combined
Statement of operations data:
Revenue:
Recurring technology and services	$57,703	$15,924			$10,606					$84,233
Strategic consulting, software licenses and other	10,771	2,118								12,889

Total revenue	68,474	18,042	—		10,606	—		—		97,122

Cost of revenue:
Recurring technology and services	26,349	9,573			9,364					45,286
Strategic consulting, software licenses and other	3,874	1,408								5,282

Total cost of revenue	30,223	10,981	—		9,364	—		—		50,568

Gross profit	38,251	7,061	—		1,242	—		—		46,554

Operating expense:
Sales and marketing	12,281	—								12,281
General and administrative	11,709	7,139			3,087					21,935
Research and development	9,321	—								9,321
Depreciation and amortization	3,529	1,411	417	(1A)	215	398	(2A)	31	(3A)	5,961
			(40	)(1B)
Impairment of goodwill	—	11,495	(11,495	)(1C)	—	—		—		—

(Loss) income from operations	1,411	(12,984)	11,118		(2,060)	(398)		(31)		(2,944)

Other income (expense), net
Interest expense	(2,007)		(342	)(1D)		(183	)(2B)	(1,950	)(3B)	(3,319)
								1,347	(3B)
								(184	)(3C)
Interest income	19									19
Increase in fair value of warrants for redeemable convertible preferred stock	(884)									(884)
Other expense, net	3									3

Loss before income tax provision	(1,458)	(12,984)	10,776		(2,060)	(581)		(818)		(7,125)

Income tax provision	294	—								294

Net loss	(1,752)	(12,984)	10,776		(2,060)	(581)		(818)		(7,419)

Preferred dividends	(3,715)	—	—		—	—		—		(3,715)
Deemed dividend on common stock	—	—	—		—	—		—		—
Accretion of redeemable convertible preferred stock	(64)	—	—		—	—		—		(64)

Loss applicable to common stockholders	$(5,531)	$(12,984)	$10,776		$(2,060)	$(581)		$(818)		$(11,198)

Basic and diluted loss per common share	$(1.26)									$(2.55)

Basic and diluted weighted average common shares outstanding	4,399									4,399
Pro forma basic and diluted loss per share	$(0.04)									$(0.48)

Pro forma basic and diluted weighted average common shares outstanding	23,418									23,418

(A)
As reported in the Company's audited financial statements included elsewhere in this S-1.
(B)
As reported in HCL-EMS' audited financial statements included elsewhere in this S-1.
(C)
As reported in Telwares' audited financial statements included elsewhere in this S-1.

TANGOE, INC.
Combined Statement of Operations
(in $000's)

	Historical Tangoe, Inc. Three Months Ended March 31, 2011 (A)	Historical HCL-EMS from January 1, 2011 to January 25, 2011	Pro Forma Adjustments		Historical Telwares, Inc. from January 1, 2011 to March 16, 2011	Pro Forma Adjustments		Debt Refinancing		Pro Forma Combined
Statement of operations data:
Revenue:
Recurring technology and services	$19,927	$975			$2,248					$23,150
Strategic consulting, software licenses and other	2,414	4								2,418

Total revenue	22,341	979	—		2,248	—		—		25,568

Cost of revenue:
Recurring technology and services	9,057	586			1,866					11,509
Strategic consulting, software licenses and other	1,272	3								1,275

Total cost of revenue	10,329	589	—		1,866	—		—		12,784

Gross profit	12,012	390	—		382	—		—		12,784

Operating expense:
Sales and marketing	3,698	—								3,698
General and administrative	3,736	387			654					4,778
Research and development	2,862	—								2,862
Depreciation and amortization	1,008	77	28	(1E)	45	83	(2C)	3	(3D)	1,243

(Loss) income from operations	708	(74)	(28)		(317)	(83)		(3)		203

Other income (expense), net
Interest expense	(659)		(25)	(1F)		(23)	(2D)	(184)	(3E)	(828)
								75	(3E)
								(12)	(3F)
Interest income	4									4
Increase in fair value of warrants for redeemable convertible preferred stock	(541)									(541)

Loss before income tax provision	(488)	(74)	(53)		(317)	(106)		(124)		(1,162)

Income tax provision	126	—								126

Net loss	(614)	(74)	(53)		(317)	(106)		(124)		(1,288)

Preferred dividends	(929)	—	—		—	—		—		(929)
Deemed dividend on common stock	—	—	—		—	—		—		—
Accretion of redeemable convertible preferred stock	(16)	—	—		—	—		—		(16)

Loss applicable to common stockholders	$(1,559)	$(74)	$(53)		$(317)	$(106)		$(124)		$(2,233)

Basic and diluted loss per common share	$(0.33)									$(0.48)

Basic and diluted weighted average common shares outstanding	4,672									4,672
Pro forma basic and diluted loss per share	$(0.07)									$(0.09)

Pro forma basic and diluted weighted average common shares outstanding	23,694									23,694

(A)
As reported in the Company's unaudited financial statements included elsewhere in the S-1.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Overview

        The pro forma data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if each transaction had been consummated as of January 1, 2010 for the statement of operations or as of December 31, 2010 for the balance sheet. Pro forma adjustments reflect only those adjustments which are factually determined and do not include the impact of contingencies which will not be known until the resolution of the contingency. For each acquisition, the purchase consideration and preliminary purchase price allocation has been represented below and is subject to change.

1. HCL Expense Management Services, Inc.

        The amounts assigned to HCL-EMS identifiable intangible assets acquired are based on their respective estimated fair values determined as of acquisition date of January 25, 2011. The excess of the purchase price over the tangible and identifiable intangible assets will be recorded as goodwill and amounts to $2,243,000. In accordance with current accounting standards, the goodwill is not being amortized and will be tested for impairment as required by ASC 350.

        A summary of the preliminary purchase price allocation is as follows (in thousands):

Purchase consideration:
Cash	$3,000
Fair value of contingent consideration	3,390

$6,390

Allocation of Purchase Consideration:
Current assets	$2,393
Property and equipment	273
Other assets	170
Identifiable intangible assets	2,700
Goodwill	2,244

Total assets acquired	7,780
Accounts payable and accrued expenses	(1,271)
Deferred revenue	(119)

$6,390

        Current assets acquired form HCL-EMS primarily relate to accounts receivable and prepaid and other current assets. Other assets relate to security deposits on facility leases. The Company will assign the $2,700,000 of value ascribed to identifiable intangible assets to customer relationships and technology to be written over there useful lives ranging from four to nine years.

(1A)
Adjustment to record amortization expense for the identifiable intangible assets of $2,700,000 for the twelve months ended December 31, 2010, as if the acquisition had occurred on January 1, 2010. The allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed is preliminary pending the finalization of the purchase price allocation in accordance with ASC 805. The Company's preliminary assessment is that the weighted average useful life of the acquired

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (Continued)

1. HCL Expense Management Services, Inc. (Continued)

  identifiable intangible assets will be approximately 7.4 years. The indentifiable intangible assets will be amortized to depreciation and amortization using the straight line method.

(1B)
Adjustment to reverse $40,000 of depreciation related to the write down of fixed assets to fair value in the amount of $206,000 depreciating over an average useful life of five years.

(1C)
Adjustment to eliminate impairment of goodwill charge of $11,495,000 recorded in the statement of operations for the twelve months ended December 31, 2010.

(1D)
Adjustment to record the imputed interest of $342,000 related to the $3,390,000 of contingent cash consideration related to the HCL-EMS purchase consideration.

(1E)
Adjustment to record amortization expense for the identifiable intangible assets of $2,700,000 for the period of January 1, 2011 to January 26, 2011 (date of acquisition). The allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed is preliminary pending the finalization of the purchase price allocation in accordance with ASC 805. The Company's preliminary assessment is that the weighted average useful life of the acquired identifiable intangible assets will be approximately 7.4 years. The identifiable intangible assets will be amortized to depreciation and amortization using the straight line method.

(1F)
Adjustment to record the imputed interest of $25,000 related to the $3,390,000 of contingent cash consideration related to the HCL-EMS purchase consideration.

2. Telwares, Inc.

        The amounts assigned to Telwares identifiable intangible assets acquired are based on their respective fair values determined as of acquisition date of March 16, 2011. The excess of the purchase price over the tangible and identifiable intangible assets will be recorded as goodwill and amounts to $3,169,000. In accordance with current accounting standards, the goodwill is not being amortized and will be tested for impairment as required by ASC 350.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (Continued)

2. Telwares, Inc. (Continued)

        A summary of the preliminary purchase price allocation is as follows (in thousands):

Purchase consideration:
Cash	$5,166
Deferred cash consideration	2,154

$7,320

Allocation of Purchase Consideration:
Current assets	$2,047
Property and equipment	355
Other assets	76
Identifiable intangible assets	2,428
Goodwill	3,014

Total assets acquired	7,920
Accounts payable and accrued expenses	(532)
Deferred revenue	(68)

$7,320

        Current assets acquired from Telwares primarily relate to accounts receivable and prepaid and other current assets. Other assets relate to security deposits on facility leases. The Company will assign the $2,428,000 of value ascribed to identifiable intangible assets to customer relationships, technology and non-competition agreements to be written over there useful lives ranging from two to eight years.

(2A)
Adjustment to record amortization expense for the identifiable intangible assets of $2,428,000 for the twelve months ended December 31, 2010, as if the acquisition had occurred on January 1, 2010. The allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed is preliminary pending the finalization of the purchase price allocation in accordance with ASC 805. The Company's preliminary assessment is that the weighted average useful life of the acquired identifiable intangible assets will be approximately 7.1 years. The indentifiable intangible assets will amortized to amortization and depreciation using the straight line method.

(2B)
Adjustment to record the imputed interest of $183,000 related to the $2,155,000 of deferred cash consideration related to the Telwares purchase consideration.

(2C)
Adjustment to record amortization expense for the identifiable intangible assets of $2,428,000 for the period of January 1, 2011 to March 16, 2011 (date of acquisition). The allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed is preliminary pending the finalization of the purchase price allocation in accordance with ASC 805. The Company's preliminary assessment is that the weighted average useful life of the acquired identifiable intangible assets will be approximately 7.1 years. The identifiable intangible assets will amortized to amortization and depreciation using the straight line method.

(2D)
Adjustment to record the imputed interest of $23,000 related to the $2,155,000 of deferred cash consideration related to the Telwares purchase consideration.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (Continued)

3. Debt Refinancing

(3A)
Adjustment to record amortization of new term loan deferred financing cost of $125,000 for the twelve months ended December 31, 2010 for the term of the debt of 48 months.

(3B)
Adjustment to record interest expense on the new term loan of $20,000,000 at an interest rate of 9.75% for the twelve month ended December 31, 2010 and to reverse the interest expense previously recorded on the existing debt of $1,347,000.

(3C)
Adjustment to record amortization of the debt discount of $184,000 as interest related to the 625,000 warrants issued in connection with the new term loan at a fair value of $736,000.

(3D)
Adjustment to record amortization of new term loan deferred financing cost of $125,000 for the three months ended March 31, 2011 for the term of the debt of 48 months.

(3E)
Adjustment to record interest expense on the new term loan of $20,000,000 at an interest rate of 9.75% for the three months ended March 31, 2011 and to reverse the interest expense previously recorded on the existing debt of $75,000.

(3F)
Adjustment to record the debt discount of $12,000 as interest related to the 625,000 warrants issued in connection with the new term loan at a fair value of $736,000.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including August 21, 2011 (the 25th day after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Tangoe, Inc.

8,770,000 Shares

Common Stock

Deutsche Bank Securities	Stifel Nicolaus Weisel

Lazard Capital Markets
Oppenheimer & Co.	Raymond James	Signal Hill

Prospectus

July 26, 2011